As filed with the Securities and Exchange Commission on June 14, 2021.

Registration No. 333-256657

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sprinklr, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	45-4771485
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29 West 35th Street

7th Floor

New York, NY 10001

(917) 933-7800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ragy Thomas

Founder, Chairman and Chief Executive Officer

Sprinklr, Inc.

29 West 35th Street

7th Floor

New York, NY 10001

(917) 933-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicole Brookshire Joshua A. Kaufman Jaime L. Chase Cooley LLP 55 Hudson Yards New York, NY 10001 (212) 479-6000	Dan Haley General Counsel Sprinklr, Inc. 29 West 35th Street 7th Floor New York, NY 10001 (917) 933-7800	Richard D. Truesdell, Jr. Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00003 per share	20,900,000	$20.00	$418,000,000	$45,604

(1)	Includes 1,900,000 additional shares that the underwriters have the option to purchase.
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase

(3)	The registrant previously paid a registration fee of $10,910 in connection with prior filings of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 14, 2021

19,000,000 Shares

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Sprinklr, Inc. We are offering 19,000,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $18.00 and $20.00 per share. We intend to apply to list our Class A common stock on the New York Stock Exchange under the symbol “CXM.”

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock will be entitled to one vote. Each share of Class B common stock will be entitled to ten votes and may be converted at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding convertible preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately 99.2% of the voting power of our outstanding capital stock immediately following this offering.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 18 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Sprinklr, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than 19,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,900,000 shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                 , 2021.

Morgan Stanley	J.P. Morgan	Citigroup	Barclays	Wells Fargo Securities

JMP Securities	KeyBanc Capital Markets	Oppenheimer & Co.	Stifel	William Blair

Blaylock Van, LLC	C.L. King & Associates	Ramirez & Co., Inc.	Roberts & Ryan

Prospectus dated                , 2021.

Sprinklr Customers expect one universal experience. And that experience defines a company's brand. But for big businesses, there's a big problem: Silos. Unconnected teams, tools, data and customer experiences. The rise of modern channels, exponential increase in consumer data, and increased expectations are making point solution chaos untenable. We see a new path: a way back to building human relationships, and a way forward to doing it at scale. We call it unified customer experience management. We bring experiences together - for every customer, every time, across any modern channel. On one unified, Al-powered platform. Unified-CXM

Prospectus

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Sprinklr,” the “company,” “we,” “our,” “us” or similar terms refer to Sprinklr, Inc. and its subsidiaries. Our fiscal year ends January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. References to fiscal years 2020 and 2021 in this prospectus refer to our fiscal years ended January 31, 2020, and 2021, respectively.

Who We Are

Sprinklr empowers the world’s largest and most loved brands to make their customers happier.

We do this with a new category of enterprise software – Unified Customer Experience Management, or Unified-CXM – that enables every customer-facing function across the front office, from Customer Care to Marketing, to collaborate across internal silos, communicate across digital channels, and leverage a complete suite of modern capabilities to deliver better, more human customer experiences at scale – all on one unified, AI-powered platform.

Overview

The way the world communicates has changed, driven by a shift from traditional channels, like email and phone, to an ever-expanding universe of modern channels, like messaging, chat, text, and social, used by more than 4.6 billion people every day. Customer expectations have changed, too – reset by digital-first brands like Amazon, Uber and Airbnb.

Connected, empowered, and with more choices than ever before, today’s consumers expect to be listened to, known, and served – not as data points, but as people – on demand, and on the channels they prefer. They advocate and criticize on public platforms, with nearly unlimited reach, where a single comment or review can make or break a brand’s reputation. How consumers choose to apply their newfound influence and who they decide to do business with are the result of one thing: their experience – a feeling shaped by every interaction they have with a brand.

Today, 86% of companies expect to compete primarily on the basis of customer experience. To do so, they must communicate instantly with consumers who move fluidly across dozens of channels and resolve customer pain-points in a personalized way. For large enterprises, meeting these expectations is a challenging new reality.

As enterprises scale, they become increasingly siloed. Different customer-facing departments and lines of business emerge, each with their own fragmented view of the customer, often stored in a customer relationship management, or CRM, system. These legacy systems are limited by a narrow set of structured, backward-looking customer information like names and addresses. CRM systems ignore the massive amounts of unstructured, real-time data that customers expect to inform their experiences – the truly important, contextual, and human insights customers share freely about themselves and their preferences.

This is why we founded Sprinklr: a software platform purpose-built to help enterprises break down information silos across the customer journey, tap into an ocean of unstructured digital data, and utilize AI to create a persistent, unified view of each customer – at scale. We do this by providing every customer-facing team with the modern capabilities they need to serve modern customers and enabling the entire front office to work together and deliver a more unified customer experience. For more than a decade, we have helped hundreds of the world’s most valuable and iconic brands rise to the challenge of making their customers happier, while helping them increase revenue, reduce costs, and mitigate brand reputation risks.

We believe global enterprises are only beginning to understand the power of using a unified technology platform to manage their customer experience across customer-facing functions, and as a result, we expect our market opportunity to expand.

Our effective go-to-market strategy has enabled us to grow rapidly, attracting 1,021 customers, including more than 50% of the Fortune 100. As of April 30, 2021, we had 69 customers with subscription revenue equal to or greater than $1.0 million for the trailing 12-month period, which represented approximately 47% of our subscription revenue for this period. Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies and government departments along with non-profit and educational institutions. Our customers are located in more than 60 countries and use our platform in more than 50 languages. We see significant opportunity to grow within our existing customer base as our customers increase usage of existing products and/or add additional products.

Our success and innovation is driven by a world-class management team and extraordinary culture. That culture is defined by both the “The Sprinklr Way,” which provides our framework for leadership, behaviors, and values, and the deep and genuine way we care about the success of our customers and employees. The Sprinklr Way enables us to attract and retain a diverse and talented team to provide a premium experience for our customers.

The combination of Sprinklr’s extraordinary culture, world-class management team, effective go-to-market strategy, and industry-leading, purpose-built Unified-CXM platform, have led to: revenue of $324.3 million and $386.9 million during the years ended January 31, 2020 and 2021, respectively, representing year-over-year growth of 19%, and revenue of $93.0 million and $111.0 million in the three months ended April 30, 2020 and 2021, respectively, representing year-over-year growth of 19%. Our net loss was $39.1 million, $41.2 million, $11.2 million and $14.7 million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Our operating loss was $34.9 million, $28.8 million, $7.9 million and $10.7 million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Our non-GAAP operating loss was $24.5 million for the fiscal year 2020 and our non-GAAP operating income was $16.9 million for the fiscal year ended 2021. Our non-GAAP operating loss was $4.0 million and $1.7 million for the three months ended April 30, 2020 and 2021, respectively. Net cash provided by (used in) operating activities was $19.0 million, $7.3 million, $27.6 million and $(10.4) million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Free cash flow was $13.8 million, $0.8 million, $26.1 million and $(12.6) million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding non-GAAP operating (loss) income and free cash flow and a reconciliation to the most directly comparable GAAP measures, operating loss and net cash provided by (used in) operating activities.

Industry Trends

•

Consumers are connected and in control: In a world where billions of people are connected and empowered like never before, the ability to deliver more human and intuitive experiences, at every touchpoint, for every customer, is the single most strategic initiative for the modern enterprise. Today’s consumers trust each other more than they trust companies, they verify the quality of products by reading user-generated reviews, and are quick to embrace or abandon brands based on a single interaction. These consumers are increasingly willing to spend more for better experiences but expect personalized attention and instant resolution.

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New customer channels and the unstructured data they generate are proliferating: Most of the over 30 modern channels customers and brands use to most frequently communicate with one another did not exist 15 years ago. The volume and velocity of data generated by these channels is not only growing exponentially but is also fundamentally different from the data generated from traditional channels — it is full of photos, videos, likes, reactions, shares, comments, and emojis. Today’s data is:

•	Publicly available: on social media and messaging channels

•	Unsolicited: shared proactively, without surveys or brand-led prompts

•	Unstructured: based on experiences not transactions; on sentiment and emotion not names and addresses

In a world of exponential unstructured data growth, the ability to capture, analyze, interpret, and action data through AI will be a key competitive advantage. Through the insights gained from this data, companies are able to provide more meaningful interactions and interventions to sustain and build customer confidence while increasing customer lifetime value and reducing their cost to serve.

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The pace of digital transformation has accelerated: As the world moves even further online, the ability for brands to serve customers on the digital channels they choose is an existential requirement for businesses, creating what the World Economic Forum has called a “watershed moment for the digital transformation of business.” Consumers are shifting online across every aspect of their lives – from shopping, to dating, to food delivery – and this shift may be permanent. In a “next normal” world where the paradigms of the past no longer apply to the realities of the future, the ability for an organization to digitally transform and move forward in new and innovative ways with regard to customer-centricity, organizational agility, and cultural relevance will determine the winners and losers of tomorrow.

•

CXM and consumer-centricity have become vitally important to the C-Suite: No matter which channels they choose and which customer-facing functions they interact with, today’s consumers expect enterprises to connect the dots and deliver faster, more consistent, and more personalized experiences.

Our Market Opportunity

We believe Unified-CXM is in its early stages of adoption and has the ability to disrupt the traditional ways of managing customer data, including CRM, Enterprise Resource Planning (ERP), and Human Capital Management (HCM) systems, driving a cultural shift towards enhancing experiences rather than managing transactions. As such, we believe the market opportunity for our Unified-CXM platform is nascent, largely underpenetrated, and rapidly growing, as a greater portion of global consumer transactions move onto modern platforms, accelerated by digital transformation.

Based on industry data and an analysis of sales to our existing customers, we estimate the total addressable market for our Unified-CXM platform to be approximately $51 billion as of April 30, 2021. This estimate was calculated by using the total number of global enterprises with estimated annual revenue greater than $100 million, based on independent data from S&P Global Market Intelligence, and multiplying that figure by the average selling price, or ASP, of subscriptions across our customers during fiscal year 2021. We operate in a large and rapidly growing market where enterprises are only beginning to understand the power of using experience data to run their businesses. As a result, we expect experience management solutions to continue to increase in value and our total addressable market to expand.

Why We Win

Our architecture, AI, enterprise-grade platform, and data scale are key competitive differentiators. Our platform utilizes a single codebase architecture purpose-built for managing CXM data, is powered by sophisticated, proprietary AI, and enables a wide range of customer user cases. Our core differentiators are:

•	UNIFIED architecture, built to address modern channel proliferation: We have created a platform that allows organizations to listen to customers and prospects, learn from them, deliver care and create more personalized experiences across more than 30 digital channels, including messaging, live chat, text, social media and hundreds of millions of forums, blogs, news, and review sites. We believe that we are the only CXM vendor that offers a single codebase architecture, designed to provide a seamless, experience for our customers. Our architecture ensures our customers are always utilizing the latest and most accurate AI models, providing insights to our customers with cutting-edge speed, accuracy, and security.

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MODERN listening, built for digitally led, real-time and conversational data, yielding actionable insights: Our single codebase platform was designed from the ground up to handle a massive scale of unstructured data. Our platform captures over 500 million conversations and makes 10 billion AI predictions every day, publishes over 20 million brand messages, and handles more than 15 million customer cases every month, while also tracking 35,000 brands and influencers and managing over 2 billion profiles across all digital channels. We believe that the scale of our AI predictions, the scope of our digital identity management, and our conversational capabilities are unmatched in the industry.

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PURPOSE-BUILT customer experience AI engine for predicting intent: We have spent nearly a decade developing sophisticated machine learning algorithms that combine techniques such as clustering, pattern-match, regressions, prioritization and instance-based triggering amongst others to predict consumer intent in real-time. Our AI engine can process millions of unstructured and structured data points ingested from myriads of channels and software applications. From there, our AI engine analyzes the data to predict sentiments and deliver actionable insights for our customers. Our years of experience, investment, and training our models have resulted in extremely high model accuracy. We believe we have a significant first-mover advantage, helping us establish and maintain a global leadership position in Enterprise CXM AI.

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COMPLETE, built for modern organizations with the full consumer lifecycle in mind: We offer a broad range of digital use cases across the front office, ranging across Research, Care, Marketing & Advertising, and Sales & Engagement. Our unified platform enables broad-based listening, seamless collaboration across the entire customer journey, skills-based workflow, customer-led governance, and timely decision-making.

•

RAPID deployment generates tangible, immediate ROI: Our ability to leverage our highly verticalized pre-built AI models to quickly bring high-value enterprise AI models into production use provides rapid time to value. We have deployed enterprise AI models into production use in as little as 2 days.

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SCALABLE enterprise-grade platform: We empower the largest global enterprises to serve their customers 24/7. Our architecture is scalable and flexible to meet the demands of the modern enterprise and can be deployed quickly at scale to ingest massive amounts of data. Our Unified-CXM platform is designed to comply with the highest standards of security to serve large enterprises and public sector customers. We are certified in AICPA SOC I and SOC II, and have a security framework that is PCI compliant. Our data privacy measures are designed to meet the requirements set forth under the General Data Protection Regulation, or GDPR, and the California Consumer Privacy Act, or CCPA. We have achieved Federal Risk and Authorizations Management Program, or FedRAMP, readiness status to sell our solutions to United States federal agencies.

We are the only company that has been recognized as a Leader in Forrester’s Social Suites, Social Listening Platforms, Content Marketing for B2C Marketers, Social Advertising Technology, Social Media Management Solutions and Sales Social Engagement Waves, and Gartner’s Content Marketing Platforms Quadrant.

Our Artificial Intelligence

The core of our technology is our proprietary AI engine. We believe our platform is the first ever purpose-built customer experience AI engine.

We have spent nearly a decade developing sophisticated, deep machine learning algorithms that automate techniques to predict consumer intent and sentiment in real-time. At any given instance, our AI engine can process millions of unstructured and structured data points ingested from myriads of channels and software applications. We set out to build a technology that not only supports the customer of today and the future, but also makes every user of our platform a data scientist.

Our AI engine is differentiated in the following ways:

A massive data ocean of consumer behavior and preferences: Our platform ingests, processes and analyzes consumer data and behavior from one of the largest publicly available datasets, with over 500 million data points accessed and ingested monthly.

•

As depicted below, our AI deep machine learning algorithms work via eight distinct and powerful layers. These layers aggregate all different unstructured data types across more than 30 channels and convert them into actionable structured insights, empowering businesses with a unified platform to manage customer experience at scale.

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Our ability to ingest data across more than 30 channels provides us with highly differentiated access to petabytes of data generated on modern channels. We have developed highly specialized AI models across more than 60 industry verticals and sub-verticals across more than 50 languages.

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With a training data set of over 100 million data points, we are able to power more than 1,250 pre-built and custom-built AI models with very high accuracy. Today, Sprinklr supports its customers with over 10 billion predictions per day.

AI for CXM Data

Industry leading purpose-built Unified-CXM platform to ingest and analyze customer engagement data across all addressable/available channels: Our platform is architected to ingest unstructured and structured data from more than 30 channels in real time, including audio, video and images.

High accuracy of predicting consumer behavior and preferences: Our AI engine is built on top of highly sophisticated and customizable machine learning algorithms that result in more than 10 billion predictions per day. This fully automated AI engine provides actionable insights built on deep machine learning that requires no human involvement, and is able to make predictions with a high degree of accuracy across a wide range of products offered by our Unified-CXM platform.

Our AI is Built to Power our Unified-CXM Platform

Enterprise-grade: Highly scalable and flexible architecture allows some of the largest global enterprises to use our platform.

AI for Unified-CXM Scale

Highly Sophisticated and Configurable AI Models: We deploy AI models at three different levels to ensure quick deployment for rapid time to value realization:

•	Global models: Developed with data across industries and partners. These are typically out-of-the-box models which are enabled for all partners by default

•	Industry models: Developed when data of one industry varies significantly from another

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Customized AI models: We enable brands to quickly customize AI models to solve their diverse set of use cases. Our data scientists can rapidly build, scale and deploy new pipelines due to our modular and pipeline-driven architecture with a unified abstraction layer and reusable components.

Sprinklr leverages the flywheel strategy to be a leader in the CXM space: Sprinklr AI gets smarter everyday by leveraging virtuous feedback loops enabled for all our AI solutions. With each feedback that is fed back into Sprinklr algorithms, our AI models learn actively, which in turn leads to more customers adopting the power of Sprinklr’s AI capabilities. Our AI is used across Sprinklr’s use-cases and products, which enables a cohesive customer experience. As AI and machine learning grows across industries, the flywheel approach has become a cornerstone and competitive differentiator at Sprinklr.

Our Products

With the rise of modern channels, customers are connected and empowered like never before. Every part of the front office needs to think differently as a result:

•	Customers volunteer feedback 24/7 on public channels – research can be actionable and real-time.

•	How you care for customers determines what they say about you – care is the new marketing.

•	Customers trust each other more than brands and want to be recognized as people, not purchasers – marketing is what they say, not what you say, so be personal.

•	Customers buy based on their experience with a brand – engagement drives sales.

These new realities guide each of the modern products we have built, providing solutions and capabilities large enterprises can no longer afford to live without:

•	Modern Research – listen to and learn from the market, customers, and competitors to act in real-time.

•	Modern Care – serve customers on the channels they choose, increasing satisfaction, driving loyalty and reducing costs.

•	Modern Marketing & Advertising – personalize ads with content that is relevant, authentic, timely and effective.

•	Modern Sales & Engagement – engage with and sell to customers on the channels they use most.

Although all of our product suites are available to customers on our Sprinklr platform, each can also be purchased individually.

Sprinklr Unified-CXM Platform

Our Growth Strategy

We intend to capitalize on our massive and growing market opportunity by executing on the following key elements to our growth strategy:

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Innovate to extend our technology leadership and AI-enabled product lines. We have a strong history of innovation. From 2010 to 2017 we expanded our platform from Modern Engagement to include Modern Research, Modern Advertising, Modern Marketing and Modern Care. Given our unified and scalable architecture we have the ability to build our platform to address new channels in a short period of time.

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Grow Our Customer Base. As of April 30, 2021, we had a customer base of 1,021 organizations. We believe that this represents only a small fraction of our total addressable customer base. As we expand our product offerings and extend our technology leadership, we also plan to continue to invest in sales and marketing to grow our customer base.

•

Increase Revenue from Existing Customers. The mission-critical nature of our platform and enterprise-wide applicability drives adoption within additional divisions of enterprises and the cross-sale of more products. We believe enterprises that use multiple products from our platform are able to achieve even higher returns on investment than those that do not and we believe we have a significant opportunity to cross-sell and up-sell our various product offerings.

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Further Expansion Internationally. During the year ended January 31, 2020 and 2021 we generated 33% and 34%, respectively, of our revenue outside the Americas. We foresee a significant opportunity to further expand the use of our platform in other regions globally.

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Broaden and deepen our partner ecosystem. Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership and provides complementary implementation resources. We work with agencies and partners such as Microsoft, Accenture, Deloitte, SAP, ServiceNow, Adobe, Oracle and others in these capacities.

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Selectively Pursue Acquisitions. We have a history of selective acquisitions that increase the breadth of our offerings and markets. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to accelerate the pace of our innovation while broadening our customer reach.

Our Customers

We focus on selling our platform to large global enterprises, which we define as businesses that have greater than $100 million in annual sales. We believe we have significant competitive advantages attracting and serving large global enterprises given their complex needs and the broad capabilities our platform offers. We have a highly diverse group of 1,021 customers across a broad array of industries and geographies. No single customer accounted for more than 5% of our revenue in the fiscal years ending January 31, 2020 and 2021 or the three months ended April 30, 2020 and 2021. Our customers are located in over 60 countries and our platform is delivered in over 50 languages.

Sprinklr enables the majority of the world’s most valuable brands to manage customer experiences—71 out of the top 100 companies (with 22 out of the top 25) on the Forbes 2020 World’s Most Valuable Brands list are Sprinklr customers, 40 of which are included in our definition of large customers.

Risk Factors Summary

Investing in our Class A common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

•	Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	We have incurred significant net losses in recent years, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

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We derive, have derived and expect to continue to derive, the substantial majority of our revenue from subscriptions to our Unified-CXM platform. Any failure of our Unified-CXM platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

•	If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

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The market for Unified-CXM solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, or develops in a way that we do not expect, our business could be adversely affected.

•	If we are unable to attract new customers in a manner that is cost-effective and assures customer success, then our business, results of operations and financial condition would be adversely affected.

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Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

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If we or our third-party service providers experience a cybersecurity breach or other security incident or unauthorized parties otherwise obtain access to our customers’ data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

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We are subject to stringent and changing laws, rules, regulations, self-regulatory schemes, contractual obligations, industry standards and other legal obligations related to data privacy, protection and security. Any actual or perceived failure by us, our customers, partners or third-party service providers to comply with such obligations could harm our reputation, limit the use and adoption of our Unified-CXM platform, subject us to significant fines and liability, or otherwise adversely affect our business.

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Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

•	The market in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

•

Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

•	Certain of our results of operations and financial metrics may be difficult to predict.

•	Our business and results of operations may be materially adversely affected by the recent COVID-19 outbreak or other similar outbreaks.

•

Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our Class B common stock will beneficially own approximately 64.1% of our Class B common stock and will be able to exert significant control over us, which will limit your ability to influence the outcome of important transactions, including a change of control.

•	The market price of our Class A common stock could be volatile, and you could lose all or part of your investment.

Corporate Information

We were incorporated in Delaware in August 2011. Our principal executive offices are located at 29 West 35th Street, New York, New York 10001, and our telephone number is (917) 933-7800. Our website address is www.sprinklr.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our Class A common stock.

“Sprinklr” and our other registered and common law trade names, trademarks and service marks are the property of Sprinklr, Inc. or our subsidiaries. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an emerging growth company, whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

THE OFFERING

Class A common stock offered by us	19,000,000 shares

Option to purchase additional shares of Class A common stock offered by us	1,900,000 shares

Class A common stock to be outstanding after this offering	19,000,000 shares (20,900,000 shares if the option to purchase additional shares from us is exercised in full)

Class B common stock to be outstanding after this offering	231,464,126 shares

Total Class A common stock and Class B common stock to be outstanding after this offering	250,464,126 shares

Use of proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $335.2 million (or approximately $369.1 million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including developing and enhancing our technical infrastructure, platform and services, expanding our research and development efforts and sales and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, and expanding into new markets. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have binding agreements or commitments to enter into any acquisitions at this time.

See the section titled “Use of Proceeds” for additional information.

Voting rights

We will have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share.

Holders of Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation that will be in effect on the completion of this offering. The holders of our outstanding Class B common stock will hold approximately 99.2% of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

Concentration of ownership

Once this offering is completed, based on the number of shares outstanding as of April 30, 2021, the holders of our outstanding Class B common stock will beneficially own approximately 92.4% of our outstanding shares and control approximately 99.2% of the voting power of our outstanding shares and our executive officers, directors and stockholders holding more than 5% of our outstanding shares, together with their affiliates, will beneficially own, in the aggregate, approximately 64.1% of our outstanding shares and control approximately 68.6% of the voting power of our outstanding shares. See the section titled “Principal Stockholders” for additional information.

Pursuant to an existing letter agreement we entered into in October 2020, H&F Splash Holdings IX, L.P., a holder of more than 5% of our capital stock, is entitled to nominate one individual to our board of directors and to serve as a member of our the audit committee and the compensation committee of our board of directors. See the section titled “Certain Relationships and Related Party Transactions—Stockholders Agreements” for additional information.

Risk factors	You should carefully read the “Risk Factors” beginning on page 18 and other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our Class A common stock.

Proposed New York Stock Exchange trading symbol	“CXM”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and 231,464,126 shares of Class B common stock outstanding as of April 30, 2021, and excludes:

•

48,309,417 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 30, 2021, under our 2011 Equity Incentive Plan, or 2011 Plan, with a weighted-average exercise price of $5.78 per share;

•

2,122,319 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after April 30, 2021 through June 11, 2021 pursuant to our 2011 Plan with an weighted average exercise price of $13.24 per share;

•	231,000 shares of Class B common stock issuable upon exercise of Class B common stock warrants, at an exercise price of $0.08 per share;

•

2,500,000 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock, which will become a warrant to purchase shares of Class B common stock upon the closing of this offering, at an exercise price of $10.00 per share;

•	450,000 shares of our Class B common stock subject to restricted stock units, or RSUs, outstanding as of April 30, 2021, under our 2011 Plan;

•	3,100,000 shares of our Class B common stock subject to performance stock units, PSUs, outstanding as of April 30, 2021, under our 2011 Plan;

•	75,000 shares of our Class B common stock subject to PSUs granted after April 30, 2021, under our 2011 Plan;

•

the conversion of a portion of certain of our employees’ base salary into 1,769,945 shares of our Class B common stock pursuant to our Salary for Stock Exchange Program, or the Exchange Program, in June 2021;

•

81,682 shares of our Class A common stock issuable as RSUs to be granted to our non-employee directors under our 2021 Plan upon the completion of this offering, which we refer to as the Director IPO Grants;

•

25,480,000 shares of Class A common stock reserved for future issuance under our 2021 Equity Incentive Plan, or 2021 Plan, plus any future increases, including annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under our 2021 Plan, and any shares underlying outstanding stock awards granted under our 2011 Plan (not to exceed 54,921,680 shares) that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

5,100,000 shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or ESPP, plus any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the reclassification of our outstanding common stock into an equal number of shares of our Class B common stock and the authorization of our Class A common stock, which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 120,902,273 shares of Class B common stock, which will occur immediately prior to the completion of this offering;

•

the automatic conversion of our senior subordinated secured convertible notes (including any accrued interest) into 9,413,870 shares of our Class B common stock in connection with the completion of this offering;

•	no exercise of the underwriters’ option to purchase up to an additional 1,900,000 shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data for the fiscal years ended January 31, 2020 and January 31, 2021 and the summary consolidated balance sheet data as of January 31, 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended April 30, 2020 and 2021 and the summary consolidated balance sheet data as of April 30, 2021 have been derived from our unaudited interim condensed consolidated financial statements including elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position and results of operations. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. Our historical and interim results are not necessarily indicative of the results to be expected for any period in the future.

	Fiscal Year Ended		Three Months Ended
	January 31, 2020	January 31, 2021	April 30, 2020	April 30, 2021
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Subscription	$278,459	$339,586	$81,660	$96,772
Professional services	45,817	47,344	11,328	14,207

Total revenues:	324,276	386,930	92,988	110,979

Costs of revenue:
Costs of subscription(1)	77,796	77,033	19,939	21,051
Costs of professional services(1)	45,363	45,049	11,523	10,657

Total costs of revenue	123,159	122,082	31,642	31,708

Gross profit	201,117	264,848	61,526	79,271
Operating expenses:
Research and development(1)	32,481	40,280	8,328	13,128
Sales and marketing(1)(2)	163,360	189,011	49,559	60,638
General and administrative(1)	40,171	64,348	11,541	16,207

Total operating expenses	236,012	293,639	69,428	89,973

Operating loss	(34,895)	(28,791)	(7,902)	(10,702)
Other expense, net	(927)	(8,616)	(1,893)	(2,191)

Loss before provision for income taxes	(35,822)	(37,407)	(9,795)	(12,893)
Provision for income taxes	3,325	3,777	1,412	1,804

Net loss	(39,147)	(41,184)	(11,207)	(14,697)

Less: net loss attributable to redeemable noncontrolling interests	27	—	—	—

Net loss attributable to Sprinklr.	$(39,120)	$(41,184)	$(11,207)	$(14,697)

Deemed dividend in relation to tender offer	$—	$(600)	$—	$—

Net loss attributable to common stockholders, basic and diluted(3)	$(39,120)	$(41,784)	$(11,207)	$(14,697)

Net loss per share of common stock, basic and diluted(3)	$(0.46)	$(0.46)	$(0.13)	$(0.15)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted(3)	84,343	90,378	86,370	98,217

Pro forma earnings per share attributable to common stockholders, basic and diluted(4)		$(0.19)		$(0.06)

Weighted-average shares used to compute pro forma earnings per share attributable to common stockholders, basic and diluted(4)		220,693,953		231,464,126

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended		Three Months Ended
	January 31, 2020	January 31, 2021	April 30, 2020	April 30, 2021
	(in thousands)
Costs of subscription	$156	$2,012	$204	$378
Costs of professional services	357	1,658	138	284
Research and development	1,430	4,804	480	1,229
Sales and marketing	4,173	14,976	1,349	4,201
General and administrative	4,050	21,619	1,390	2,814

Total stock-based compensation	$10,166	$45,069	$3,561	$8,906

(2)	Includes amortization of acquired tangible assets as follows:

	Fiscal Year Ended		Three Months Ended
	January 31, 2020	January 31, 2021	April 30, 2020	April 30, 2021
	(in thousands)
Sales and marketing	$203	$626	$304	$82

Total	$203	$626	$304	$82

(3)

See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(4)

The pro forma earnings per share attributable to common stock holders and weighted-average shares used to compute pro forma earnings per share gives effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into 120,902,273 shares of Class B common stock and (b) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering.

	As of April 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$275,235	$275,235	$610,425
Total assets	573,041	573,041	906,380
Working capital(4)	176,051	176,051	509,391
Long-term debt	80,863	—	—
Convertible preferred stock	424,992	—	—
Total stockholders’ (deficit) equity	184,299	265,166	600,356

(1)

The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all of our outstanding shares of convertible preferred stock into 120,902,273 shares of Class B common stock, (b) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering; and (c) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, cash equivalents and marketable securities, total assets, working capital and total stockholders’ (deficit) equity by $17.9 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of cash, cash equivalents and marketable securities, total assets, working capital and total stockholders’ (deficit) equity by $17.9 million, assuming the assumed initial public offering price of $19.00 per share of Class A common stock remains the same, and after deducting the estimated underwriting discounts and commissions.

(4)	Working capital is defined as current assets less current liabilities.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are those that we believe are the material risks that we face, but not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our Class A common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business

Our recent rapid growth may not be indicative of our future growth. Our rapid growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $324.3 million, $386.9 million, $93.0 million and $111.0 million for the fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Even if our revenue continues to increase, we expect that our revenue growth rate will decline in the future as a result of a variety of factors, including the maturation of our business. Overall growth of our revenue depends on a number of factors, including our ability to:

•	price our products effectively so that we are able to attract new customers and expand sales to our existing customers;

•	expand the functionality and use cases for the products we offer on our unified customer experience management, or Unified-CXM, platform;

•	maintain and expand the rates at which customers purchase and renew subscriptions to our Unified-CXM platform;

•	provide our customers with support that meets their needs;

•	continue to introduce our products to new markets outside of the United States;

•	successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our Unified-CXM platform; and

•	increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. You should not rely on our revenue for any prior quarterly or annual periods as any indication of our future revenue or revenue growth.

We have incurred significant net losses in recent years, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant net losses in recent years, including net losses of $39.1 million, $41.2 million, $11.2 million and $14.7 million for the fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. We had an accumulated deficit of $356.0 million as of April 30, 2021. We expect our costs will increase over time and our losses to continue as we expect to invest significant additional funds in our business and incur costs relating to operating as a public company. To date, we have financed our operations principally through subscription payments by customers for use of our Unified-CXM platform and equity and debt financings. We have expended and expect to continue to expend substantial financial and other resources on:

•

our Unified-CXM platform, including investing in our research and development team, developing or acquiring new products, features and functionality and improving the scalability, availability and security of our Unified-CXM platform;

•

Our technology infrastructure, including expansion of our activities with public cloud service providers, enhancements to our network operations and infrastructure design, and hiring of additional employees for our operations team;

•	sales and marketing, including expansion of our direct sales organization and marketing efforts; and

•	additional international expansion in an effort to increase our customer base and sales.

These investments may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving and maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. In the event that we fail to achieve or maintain profitability, the value of our Class A common stock could decline.

We derive, have derived and expect to continue to derive, the substantial majority of our revenue from subscriptions to our Unified-CXM platform. Any failure of our Unified-CXM platform to satisfy customer demands, achieve increased market acceptance or adapt to changing market dynamics would adversely affect our business, results of operations, financial condition and growth prospects.

We derive, have derived and expect to continue to derive the substantial majority of our revenue from subscriptions to our Unified-CXM platform. As such, the market acceptance of our Unified-CXM platform is critical to our success. Demand for our Unified-CXM platform is affected by a number of factors, many of which are beyond our control, including the extension of our Unified-CXM platform for new use cases, the timing of development and release of new products, features and functionality introduced by us or our competitors, technological change and the growth or contraction of the market in which we compete.

In addition, we expect that an increasing focus on customer satisfaction and the growth of various communications channels and new technologies will profoundly impact the market for Unified-CXM solutions. We believe that enterprises are increasingly looking for flexible solutions that bridge across traditionally separate systems for experience management, marketing automation and customer relationship management. If we are unable to meet this demand to manage customer experiences through flexible solutions designed to address a broad range of needs, or if we otherwise fail to achieve more widespread market acceptance of our Unified-CXM platform, our business, results of operations, financial condition and growth prospects may be adversely affected.

If we fail to effectively manage our growth and organizational change, our business and results of operations could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell subscriptions in more than 60 countries, and have established subsidiaries in Australia, Brazil, Canada, China, Demark, France, Germany, India, Italy, Japan, Netherlands, Singapore, Spain, Switzerland and the United Kingdom. We plan to continue to expand our international operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of enterprises, end users, transactions and amount of data that our

Unified-CXM platform and our associated hosting infrastructure support. Our number of customers has grown from 957 as of April 30, 2020 to 1,021 as of April 30, 2021, an increase of 6.7%.

In addition, we may attempt to further grow our business by selling our Unified-CXM platform to U.S. federal, state, and local, as well as foreign, governmental agency customers. Growing our business by increasing the number of governmental agency customers we service would subject us to a number of challenges and risks. Selling to such agencies can be highly competitive and time-consuming, often requiring significant upfront time and expenses without any assurance that these efforts will generate a sale. We may not satisfy certain government contracting requirements necessary to attain certification to sell our Unified-CXM platform to certain governmental agency customers. Such government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Finally, sales of our Unified-CXM platform to governmental agency customers that are engaged in certain sensitive industries, including organizations whose products or activities are perceived to be harmful, could result in public criticism and reputational risks, which could engender dissatisfaction among potential customers, investors and employees with how we address political and social concerns in our business activities. If we are unable to grow our business by increasing the number of governmental agency customers we service, or if we fail to overcome the challenges and risks associated with selling to such entities, our business, results of operations and financial condition may be adversely affected.

Further, in order to successfully manage our growth, our organizational structure has become, and may continue to become, more complex. We may need to scale and adapt our operational, financial and management controls further, as well as our reporting systems and procedures to manage this complexity and our increased responsibilities as a public company. This will require us to invest in and commit significant financial, operational and management resources to grow and change in these areas without undermining the corporate culture that has been critical to our growth so far. These investments will require significant expenditures, and any investments we make will occur in advance of the benefits from such investments, making it difficult to determine in a timely manner if we are efficiently allocating our resources. If we do not achieve the benefits anticipated from these investments, if the achievement of these benefits is delayed, or if we are unable to achieve a high level of efficiency as our organization grows, in a manner that preserves the key aspects of our culture, our business, results of operations and financial condition may be adversely affected.

The market for Unified-CXM solutions is new and rapidly evolving, and if this market develops more slowly than we expect or declines, or develops in a way that we do not expect, our business could be adversely affected.

Because we generate, and expect to continue to generate, a large majority of our revenue from the sale of subscriptions to our Unified-CXM platform, we believe that our success and growth will depend to a substantial extent on the widespread acceptance and adoption of Unified-CXM solutions in general, and of our Unified-CXM platform in particular. The market for Unified-CXM solutions is new and rapidly evolving, and if this market fails to grow or grows more slowly than we currently anticipate, demand for our Unified-CXM platform could be adversely affected. The CXM market is also subject to rapidly changing user demand and trends and as a result it is difficult to predict enterprise adoption rates and demand for our Unified-CXM platform, the future growth rate and size of our market or the impact of competitive solutions.

The expansion of the CXM market depends on a number of factors, including awareness of the Unified-CXM category generally, ease of adoption and use, cost, features, performance and overall platform experience, data security, protection and privacy, interoperability and accessibility across devices, systems and platforms and perceived value. If Unified-CXM solutions do not continue to achieve market acceptance, or there is a reduction in demand for Unified-CXM solutions for any reason, including a lack of category or use case awareness, technological challenges, weakening economic conditions, data security, protection or privacy concerns, competing technologies and products or decreases in information technology spending, our business, results of operations and financial condition may be adversely affected.

If we are unable to attract new customers in a manner that is cost-effective and assures customer success, then our business, results of operations and financial condition would be adversely affected.

In order to grow our business, we must continue to attract new customers in a cost-effective manner and enable such customers to realize the benefits associated with our Unified-CXM platform. We may not be able to attract new customers to our Unified-CXM platform for a variety of reasons, including as a result of their use of traditional approaches to customer experience management, their internal timing or budget or the pricing of our Unified-CXM platform compared to products and services offered by our competitors. After a customer makes a purchasing decision, we often must also help them successfully implement our Unified-CXM platform in their organization, a process that can last several months.

Even if we do attract new customers, the cost of their acquisition or ongoing customer support may prove so high as to prevent us from achieving or sustaining profitability. We intend to continue to hire additional sales personnel, increase our marketing activities to help educate the market about the benefits of our Unified-CXM platform, grow our domestic and international operations and build brand awareness. If the costs of these sales and marketing efforts increase dramatically or if they do not result in the cost-effective acquisition of additional customers or substantial increases in revenue, our business, results of operations and financial condition may be adversely affected.

Our business depends on our customers renewing their subscriptions and on us expanding our sales to existing customers. Any decline in our customer renewals or expansion would harm our business, results of operations and financial condition.

In order for us to maintain or improve our results of operations, it is important that we maintain and expand our relationships with our customers and that our customers renew their subscriptions when the initial subscription term expires or otherwise expand their subscription program with us. Our customers are not obligated to, and may elect not to, renew their subscriptions on the same or similar terms after their existing subscriptions expire. Some of our customers have in the past elected, and may in the future elect, not to renew their agreements with us or otherwise reduce the scope of their subscriptions, and we do not have sufficient operating history with our business model and pricing strategy to accurately predict long-term customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of our Unified-CXM platform, which can be difficult to predict.

Our customer renewal rates, as well as the rate at which our customers expand their use of our Unified-CXM platform, may decline or fluctuate as a result of a number of factors, including the customers’ satisfaction with our Unified-CXM platform, defects or performance issues, our customer and product support, our prices, mergers and acquisitions affecting our customer base, the effects of global economic conditions, the entrance of new or competing technologies and the pricing of such competitive offerings or reductions in the enterprises’ spending levels for any reason. If our customers do not renew their subscriptions, renew on less favorable terms or reduce the scope of their subscriptions, our revenue may decline and we may not realize improved results of operations from our customer base, and as a result, our business and financial condition could be adversely affected.

If we or our third-party service providers experience a cybersecurity breach or other security incident or unauthorized parties otherwise obtain access to our customers’ data, our data or our Unified-CXM platform, our Unified-CXM platform may be perceived as not being secure, our reputation may be harmed, demand for our Unified-CXM platform may be reduced and we may incur significant liabilities.

Use of our Unified-CXM platform involves using, collecting, managing, disclosing, storing, transmitting and otherwise processing our customers’ data, including personal data regarding their customers or employees. We also use, collect, manage, disclose, store, transmit and otherwise process our own data as part of our business and operations. This data may include personal, personally identifiable, confidential or proprietary information. We have in the past and may in the future be subject to cybersecurity attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our Unified-CXM platform.

While we have taken steps to protect the security of the information that we handle, including confidential and personal data, the Unified-CXM platform and our systems, there can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. Our security measures or those of our third-party service providers could fail and result in unauthorized access to or use of our Unified-CXM platform or unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers’ data, including personal data.

In addition, computer malware, computer hacking, fraudulent use, social engineering (such as, spear phishing attacks), ransomware, credential stuffing, denial of service attacks, supply chain attacks, and general malicious activity have become more prevalent, and such incidents or incident attempts have occurred on our Unified-CXM platform in the past and may occur on our Unified-CXM platform in the future. Any actual or perceived failure to maintain the performance, reliability, confidentiality, integrity, and availability of our Unified-CXM platform to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. A substantial portion of our business is with large enterprises, which often have heightened sensitivity to data security, protection and privacy issues, and any actual or perceived cybersecurity breach or other security incident may have an especially large impact on the attractiveness of our Unified-CXM platform to our customer base.

Customers who lose confidence in the security of our Unified-CXM platform as the result of an actual or perceived cybersecurity breach or other security incident may curtail or stop using our services, which may cause our reputation to suffer or result in widespread negative publicity. We may also need to issue sales credits or refunds to customers, future sales and growth projections may not be realized, our insurance coverage may not be sufficient to cover all losses and future cybersecurity insurance costs may be significantly increased or insurance may not be available to us. Additionally, we may incur significant harm including legal and regulatory exposure, including governmental or third-party lawsuits, disputes, investigations, orders, regulatory fines, penalties for violation of applicable laws or regulations or other liabilities and negative financial impacts, which may have a material adverse effect on our business, results of operations and financial condition.

Because there are many different security breach techniques and such techniques continue to evolve and given the unpredictability of the timing, nature and scope of cybersecurity attacks and other security incidents, we may be unable to anticipate, detect or react to attempted cybersecurity breaches or implement adequate preventative measures. It is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals’ intent to committing cyber-crime. We have experienced and may in the future experience cybersecurity breaches, compromises of security vulnerabilities in the software or hardware that we rely on, or other security incidents that may remain undetected for an extended period of time, and we may not be able to remediate such incidents effectively or in a timely manner.

Additionally, we rely on third-party service providers to operate our business and our Unified-CXM platform and such third parties may experience cybersecurity incidents that affect our Unified-CXM platform or result in an authorized access to or use of our or our customers’ data, including personal data. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate, and our ability to monitor our third-party providers’ data security practices are limited. We cannot guarantee that our agreements with third-party service providers will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Any actual or perceived cybersecurity breaches or other security incidents of our or our third-party service providers’ systems could result in an unauthorized use of or access to our Unified-CXM platform, unauthorized, accidental or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers’ data, including personal data, litigation and other disputes, indemnity obligations, regulatory investigations, inquiries and other proceedings, severe reputational damage adversely affecting client or investor confidence and causing damage to our brand, diversion of resources and the attention of our management and key personnel away from our business operations, inability to provide financial reports required of public companies, disruption of our Unified-CXM platform or our operations, damages for contract breach, violation of applicable laws or regulations and other liabilities, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the trading price of our common stock. These risks may increase as we continue to grow and use, collect, manage, disclose, store, transmit and otherwise process increasingly large amounts of data.

Any actual or perceived cybersecurity breach or other security incident may lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach, address and eliminate vulnerabilities and prevent future cybersecurity breaches or other security incidents. We may also incur significant expenses for remediation of such incidents, which may include liability for stolen assets or information, defending against and resolving legal and regulatory claims, repairing system damage that may have been caused by such incidents and offering incentives to our customers or business partners in an effort to maintain business relationships after a breach and other liabilities. We have incurred and expect to continue to incur significant expenses in an effort to prevent cybersecurity breaches and other security incidents, including deploying additional personnel and enhancing our protection technologies, training personnel and engaging third-party experts and consultants.

Mandatory disclosures and contractual obligations regarding a cybersecurity breach and its disclosure may be costly to comply with and may lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our security measures and controls. There can be no assurance that the limitations of liability provisions in our contracts for a cybersecurity breach would be enforceable or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred or cover any indemnification claims against us relating to any cybersecurity incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, reputation, results of operations and financial condition.

Furthermore, because data security, protection and privacy is a critical competitive factor in our industry, we make numerous statements in our privacy policies and terms of service, through our certifications to certain industry standards and in our marketing materials providing assurances about the security of our Unified-CXM platform, including detailed descriptions of security measures we employ. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Should any of these statements prove to be untrue or be perceived as untrue, even through circumstances beyond our reasonable control, we may face litigation, disputes, claims, investigations, inquiries or other proceedings by the U.S. Federal Trade Commission, federal, state and foreign regulators, our customers and private litigants, which could adversely affect our business, reputation, results of operations and financial condition.

We operate our products for the benefit of our customers who have documented responsibilities to maintain certain security controls, such as provisioning and deprovisioning users, in their respective environments without oversight or control by us. Our customers may weaken or incorrectly configure security controls provided by us to maintain the security of their environments, resulting in a loss of confidentiality or integrity of such customer’s data or processes. Such an event may result in public disclosures and negative publicity for us and such customer, which may have a negative impact on our ability to achieve our corporate goals and could adversely affect our business, reputation, results of operations and financial condition.

Finally, expanding our business by increasing sales of our Unified-CXM platform to U.S. federal, state, and local governmental agency customers could increase our risk of being targeted by a cybersecurity attack by a foreign state or foreign state-supported actors, which may be part of a widespread attack against America’s cyber infrastructure. The increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult and could result in a breach of security. If we are or become a target of such an attack, we may not be able to prevent, detect, mitigate or remediate such an attack, which could cause disruptions in service or other performance problems, hurt our reputation and our ability to attract new customers and retain existing customers, and damage our and our customers’ businesses.

We take efforts to protect our systems and data, including maintaining and improving our business and data governance, policies, and enhancing processes and internal security controls, including our ability to escalate and respond to known and potential risks. We have adopted policies to govern our cybersecurity practices and help mitigate potential data security risks. Our Board of Directors, Audit Committee and executive management are regularly briefed on our cybersecurity policies and practices and ongoing efforts to improve security, as well as periodic updates on cybersecurity events. Although we have developed systems and processes designed to protect our customers and our customers’ data, including personal, proprietary, confidential and other sensitive data, we can provide no assurances that such measures will provide absolute security. For example, our ability to mitigate these risks may be impacted by the following:

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frequent changes to, and growth in complexity of, the techniques used to breach, obtain unauthorized access to, or sabotage our Unified-CXM platform or the systems and networks used in our business, which are generally not recognized until launched against a target, possibly resulting in our being unable to anticipate or implement adequate measures to prevent such techniques;

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the continued evolution of our Unified-CXM platform and the systems and networks used in our business as we early adopt new technologies and new ways of sharing data and communicating internally and with partners and customers, which increases the complexity of our Unified-CXM platform and the systems and networks used in our business;

•	authorization by our customers to third-party service providers to access their customer data, which may lead to our customers’ inability to protect their data that is stored on our servers; and

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our limited control over our customers or third-party service providers, or the processing of data by third-party service providers, which may not allow us to maintain the integrity or security of such transmissions or processing.

Our business is subject to the risks of earthquakes, fire, floods, pandemics, and other natural catastrophes and to interruption or disruption by man-made problems such as power disruptions, market manipulations, civil unrest, armed conflict, cybersecurity issues, and other security incidents or terrorism.

We rely on our network and third-party infrastructure, enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services and sales activities. In the event of a catastrophic event, including a natural disaster such as an earthquake, hurricane, fire, flood, tsunami or tornado, or other catastrophic event such as power loss, market manipulation, civil unrest, supply chain disruptions, armed conflict, computer or telecommunications failure, cybersecurity issues, human error, improper operation, unauthorized entry, break-ins, sabotage, intentional acts of vandalism and similar misconduct, war, terrorist attack or incident of mass violence in any geography where our operations or data centers are located or where certain other systems and applications that we rely on are hosted, we may be unable to continue our operations and may endure significant system degradations, disruptions, destruction of critical assets, reputational harm, delays in our application development, breaches of data security and loss of critical data, all of which could have an adverse effect on our future results of operations. We also rely on our employees and key personnel to meet the demands of our customers and run our day-to-day operations. In the event of a catastrophic event, the functionality of our employees could be negatively impacted, which could have an adverse effect on our business, financial condition and results of operations. In addition, natural disasters, cybersecurity attacks, market manipulations, supply chain disruptions, acts of terrorism or other catastrophic events could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole.

We rely on third-party data centers and cloud computing providers, and any interruption or delay in service from these facilities could impair the delivery of our Unified-CXM platform and harm our business.

We currently serve our customers from third-party data centers and cloud computing providers located around the world. Some of these facilities may be located in areas prone to natural disasters and may experience events such as earthquakes, floods, fires, severe weather events, power loss, computer or telecommunication failures, service outages or losses, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct or cybersecurity issues, human error, terrorism, improper operation, unauthorized entry and data loss. In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data centers that we use. Although we carry business interruption insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business that may result from interruptions in our services or products.

As we grow and continue to add new third-party data centers and cloud computing providers and expand the capacity of our existing third-party data centers and cloud computing providers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our Unified-CXM platform. Any damage to, or failure of, our systems, or those of our third-party data centers or cloud computing providers or the systems of a customer that hosts our software in their private cloud, could result in interruptions on our Unified-CXM platform or damage to, or loss or compromise of, our data and our customers’ data, including personal data. Any impairment of our or our customers’ data or interruptions in the functioning of our Unified-CXM platform, whether due to damage to, or failure of, third-party data centers, cloud computing providers or the cloud computing providers of our customers or unsuccessful data transfers, may reduce our revenue, result in significant fines, cause us to issue credits or pay penalties, subject us to claims for indemnification and other claims, litigation or disputes, result in regulatory investigations or other inquiries, cause our customers to terminate their subscriptions and adversely affect our reputation, renewal rates and our ability to attract new customers. Our business will also be harmed if our existing and potential customers believe our Unified-CXM platform is unreliable or not secure.

Further, our leases and other agreements with data center and cloud computing providers expire at various times, and the owners of our data center facilities and cloud computing providers have no obligation to renew their agreements with us on commercially reasonable terms, or at all. Additionally, certain of our data center and clouding computing provider agreements may be terminable for convenience by the counterparty. If services are interrupted at any of these facilities or providers, such agreements are terminate, or we are unable to renew these agreements on commercially reasonable terms or at all, or if one of our data center or cloud computing providers is acquired or encounters financial difficulties, including bankruptcy, we may be required to transfer our servers and other infrastructure to new data centers and cloud computing providers, and we may incur significant costs and possible service interruptions in connection with doing so. In addition, if we do not accurately plan for our data center and cloud computing capacity requirements and we experience significant strains on our data center and cloud computing capacity, we may experience delays and additional expenses in arranging new data center and cloud computing arrangements, and our customers could experience service outages that may subject us to financial liabilities, result in customer losses and dissatisfaction, and materially adversely affect our business, operating results and financial condition.

The market in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.

The market for Unified-CXM solutions is fragmented, rapidly evolving and highly competitive. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or enterprise requirements. With the introduction of new technologies, the evolution of our Unified-CXM platform and new market entrants, we expect competition to intensify in the future. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our Unified-CXM platform to achieve or maintain more widespread market acceptance, any of which could harm our business.

Our competitors vary in size and in the breadth and scope of the products and services they offer. While we do not believe that any of our competitors currently offer a full suite of Unified-CXM solutions that competes across the breadth of our Unified-CXM platform, certain features of our Unified-CXM platform compete in particular segments of the overall Unified-CXM category. Our main competitors include, among others, experience management solutions, including solution media solutions, home-grown solutions and tools, adjacent Unified-CXM solutions, such as social messaging, customer care and support solutions, traditional marketing, advertising and consulting firms and customer relationship management and enterprise resource planning solutions. Further, other established SaaS providers and other technology companies not currently focused on Unified-CXM may expand their services to compete with us.

Many of our current and potential competitors benefit from competitive advantages over us, including:

•	greater name and brand recognition;

•	longer operating histories;

•	deeper product development expertise;

•	greater market penetration;

•	larger and more established customer bases and relationships;

•	larger sales forces and more established networks;

•	larger marketing budgets; and

•	access to significantly greater financial, human, technical and other resources.

Some of our competitors may be able to offer products or functionality similar to ours at a more attractive price than we can or do, including by integrating or bundling such products with their other product offerings. Additionally, some potential customers, particularly large organizations, have elected, and may in the future elect, to develop their own internal Unified-CXM solutions. Acquisitions, partnerships and consolidation in our industry may provide our competitors even more resources or may increase the likelihood of our competitors offering bundled or integrated products that we may not be able to effectively compete against. In particular, as we rely on the availability and accuracy of various forms of customer feedback and input data, the acquisition of any such data providers or sources by our competitors could affect our ability to continue accessing such data. Furthermore, we are also subject to the risk of future disruptive technologies. If new technologies emerge that are able to collect and process experience data, or otherwise develop Unified-CXM solutions at lower prices, more efficiently, more conveniently or with functionality and features enterprises prefer to ours, such technologies could adversely impact our ability to compete. If we are not able to compete successfully against our current and future competitors, our business, results of operations and financial condition may be adversely affected. See “Business—Competition” for additional information.

If we are not able to effectively develop platform enhancements, introduce new products or keep pace with technological developments, our business, results of operations and financial condition could be adversely affected.

Our future success will depend on our ability to adapt and innovate. To attract new customers and increase revenue from our existing customers, we will need to enhance and improve our existing platform and introduce new products, features and functionality. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects and may have interoperability difficulties with our Unified-CXM platform or other products. We have in the past experienced delays in our internally planned release dates of new products, features and functionality, and there can be no assurance that these developments will be released according to schedule. We have also invested, and may continue to invest, in the acquisition of complementary businesses and technologies that we believe will enhance our Unified-CXM platform. However, we may not be able to integrate these acquisitions successfully or achieve the expected benefits of such acquisitions. If we are unable to successfully develop, acquire or integrate new products, features and functionality or enhance our existing platform to meet the needs of our existing or potential customers in a timely and effective manner, or if a customer is not satisfied with the quality of work performed by us or with the technical support services rendered, we could incur additional costs to address the situation and our business, results of operations and financial condition could be adversely affected.

Artificial intelligence serves a key role in many of our services. As with many technological innovations, artificial intelligence presents risks and challenges that could affect its adoption, and therefore our business. Artificial intelligence presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm or legal liability. Potential government regulation in the space of artificial intelligence ethics may also increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm or legal liability. Failure to address artificial intelligence ethics issues by us or others in our industry could undermine public confidence in artificial intelligence and slow adoption of artificial intelligence in our products and services.

In addition, because our Unified-CXM platform is designed to operate on a variety of networks, applications, systems and devices, we will need to continually modify and enhance our Unified-CXM platform to keep pace with technological advancements in such networks, applications, systems and devices. If we are unable to respond in a timely, user-friendly and cost-effective manner to these rapid technological developments, our Unified-CXM platform may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition may be adversely affected.

Our business depends on our ability to develop and maintain successful relationships with partners who provide access to data which enhances our Unified-CXM platform’s artificial intelligence capabilities and any failure to do so may adversely affect our results of operations and financial condition.

Our business depends on the continued availability of data provided by our data partners, which is central to our value proposition and the viability of our services. We are dependent upon our ability to obtain necessary data licenses on commercially reasonable terms. This is especially the case when our partners’ offerings are integrated with our products and services, or where their offerings are difficult to substitute or replace. We anticipate that we will continue to enter into these kinds of licensing arrangements in the future. It is possible, however, that licenses we desire will not be available to us on commercially reasonable terms or at all. If any of our key data partnerships or data partners fail, lapse, terminate, are not renewed or are interrupted, or we otherwise lose key licenses or are unable to enter into new licenses that we deem important, our business, results of operations and financial condition may be adversely affected.

Our ability to serve particular customers is also enhanced when such customers upload their own first-party data. Our operation of our Unified-CXM platform and access to data could be negatively affected if, due to legal, contractual, privacy, market optics, competition or other economic concerns, third parties cease entering into data integration agreements with us or customers cease uploading their data to our Unified-CXM platform. Additionally, we could terminate relationships with our data suppliers if they fail to adhere to our data quality and privacy standards. Additionally, if we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the applicable licensor may have the right to terminate the license. Termination by our licensors would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. In addition, the agreements under which we license data or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. If we were to lose access to significant amounts of the data that enables our people-based framework, our ability to provide products and services to our customers could be materially and adversely impacted, which could be materially adverse to our business, operating results and financial condition. If we were to lose access to significant amounts of the data that enables our people-based framework, our ability to provide products and services to our customers could be materially and adversely impacted, which could be materially adverse to our business, operating results and financial condition.

Our business and growth depend in part on the success of our strategic relationships with third parties, as well as on the continued availability and quality of feedback data from third parties over whom we do not have control.

We depend on, and anticipate that we will continue to depend on, various third-party relationships in order to sustain and grow our business, including technology companies whose products integrate with ours. Failure of any of these technology companies to maintain, support or secure their technology platforms in general, and our integrations in particular, or errors or defects in their technologies or products, could adversely affect our relationships with our customers, damage our brand and reputation and result in delays or difficulties in our ability to provide our Unified-CXM platform. We also rely on the availability and accuracy of various forms of client feedback and input data, including data solicited via survey or based on data sources across modern channels, and any changes in the availability or accuracy of such data could adversely impact our business and results of operations and harm our reputation and brand. In some cases, we rely on negotiated agreements with social media networks and other data providers. These negotiated agreements may provide increased access to APIs and data that allow us to provide a more comprehensive solution for our customers. These agreements are subject to termination in certain circumstances, and there can be no assurance that we will be able to renew those agreements or that the terms of any such renewal, including pricing and levels of service, will be favorable. We cannot accurately predict the potential impact of the termination of any of our agreements with social media networks and other data providers, including the impact on our access to the related APIs. There can be no assurance that following any such termination we would be able to maintain the current level of functionality of our platform in such circumstances, as a result of more limited access to APIs or otherwise, which could adversely affect our results of operations. In addition, there can be no assurance that we will not be required to enter into new negotiated agreements with data providers in the future to maintain or enhance the level of functionality of our platform, or that the terms and conditions of such agreements, including pricing and levels of service, will not be less favorable, which could adversely affect our results of operations. In particular, Twitter provides us with certain data that supports our Unified-CXM platform pursuant to an agreement that expires on February 28, 2025. If our agreement with Twitter expires, is not renewed on the same or similar terms or at all, or if it is terminated for our failure to perform our obligations thereunder, we may not be able to provide the same level of Unified-CXM insights to our customers and our business, results of operations and financial condition may be materially and adversely affected.

Identifying, negotiating and documenting relationships with strategic third parties such as systems integrators, implementation, software and technology and consulting partners, servicing subcontractors and data providers requires significant time and resources. Furthermore, integrating third-party technology is complex, costly and time-consuming and increases the risk of defects or errors on our Unified-CXM platform and our Unified-CXM platform’s functionality. Our agreements with technology partners, implementation providers, servicing subcontractors and data providers are typically limited in duration, non-exclusive and do not prohibit our partners from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to third parties to favor their solutions or to prevent or reduce subscriptions to our Unified-CXM platform.

We rely on our ecosystem of partners to support our cost structure. If we are unsuccessful in establishing or maintaining our relationships with these strategic third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our results of operations would suffer. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that they will result in improved results of operations.

Interruptions in availability or suboptimal performance associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

We seek to use modern well-architected systems and appropriate security controls to maintain the availability of our products. These controls include business continuity and disaster recovery plans, highly redundant designs of operational systems and processes, training and availability of key employees, strong contractual and technical assurances by our third-party service providers to maintain their services to us, regular tests and audits of critical systems and plans, appropriate capacity planning for current and future system and process needs, enterprise risk management, and a continuous review of our plans. Notwithstanding these efforts, we cannot ensure that our systems or those of our third-party service providers will not be vulnerable to disruptions from natural or man-made disasters or other security incidents. We are exposed to threats and resulting risks that may result in a significant disruption of our ability to deliver our products to our customers.

Our continued growth, brand, reputation and ability to attract and retain customers depend in part on the ability of our customers to access our Unified-CXM platform at any time and within an acceptable amount of time. Our Unified-CXM platform is proprietary, and we are dependent on the expertise and efforts of members of our engineering, operations and software development teams for its continued performance. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our Unified-CXM platform concurrently and denial of service attacks or other security-related incidents. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services. Additionally, our insurance policies may be insufficient to cover a claim made against us by any such customers affected by any errors, defects or other infrastructure problems. In some instances, we may not be able to rectify, remediate or even identify the cause or causes of these performance issues within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our Unified-CXM platform becomes more complex and our user traffic increases. If our Unified-CXM platform is unavailable or if users are unable to access our Unified-CXM platform within a reasonable amount of time, or at all, our business, results of operations and financial condition would be adversely affected. Moreover, some of our customer agreements include performance guarantees and service-level standards that obligate us to provide credits or termination rights in the event of a significant disruption in the functioning of our Unified-CXM platform.

To the extent that we do not effectively address capacity constraints, upgrade our systems and data centers as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology or an increased user base, we may experience service interruptions and performance issues, which may result in a disruption of our products, delay the development of new products and features, result in a loss of current and future revenue, result in negative publicity and harm to our reputation, require us to pay significant penalties or fines or subject us to litigation, claims or other disputes, any of which could have an adverse effect on our business, results of operations and financial condition.

We depend and rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely heavily on hosted SaaS applications from third parties in order to operate critical functions of our business, including billing and order management, financial accounting services, enterprise resource planning, customer relationship management, human resources management and customer support. If these services become unavailable or lose certain functionalities that we depend on, due to extended outages, interruptions, disruptions, errors or defects, acquisitions or integration into other solutions or because they are no longer available on commercially reasonable terms or at all, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our Unified-CXM platform and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

We are subject to stringent and changing laws, rules, regulations, self-regulatory schemes, contractual obligations, industry standards and other legal obligations related to data privacy, protection, and security. Any actual or perceived failure by us, our customers, partners or third-party service providers to comply with such obligations could harm our reputation, limit the use and adoption of our Unified-CXM platform, subject us to significant fines and liability, or otherwise adversely affect our business.

Our customers can utilize our Unified-CXM platform to use, collect, manage, store, transmit and otherwise process personal data of their employees, customers and partners. We also use, collect, manage, store, transmit and otherwise process such information in the course of our operations. We and our customers are subject to state, federal, local and foreign laws, rules, regulations, and self-regulatory schemes, contractual obligations, industry standards and other legal obligations regarding data privacy, protection and security, including the use of data in artificial intelligence and machine learning. The number and scope of such laws, rules and regulations is changing and may be subject to differing applications and interpretations, which may be inconsistent among jurisdictions or in conflict with each other. Laws, rules and regulations relating to data privacy, protection and security are particularly stringent in Europe and Asia. Numerous foreign countries and governmental bodies, including the European Union, or EU, its member states and the United Kingdom, have laws, rules and regulations concerning the use, collection, management, disclosure, storage, transmission and other processing of personal information, which often are more restrictive than those in the United States.

For example, the General Data Protection Regulation, or GDPR, took effect in the EU on May 25, 2018. The GDPR increased covered businesses’ data protection obligations and imposed stringent data protection requirements, including, for example, detailed notices about how such businesses process personal information, the implementation of security measures, mandatory security breach notification requirements, contractual data protection requirements on data processors and limitations on the retention of records of personal data processing activities. Noncompliance with the GDPR carries fines of up to the greater of €20 million or 4% of global annual revenue, and can result in data processing bans and other administrative penalties. The GDPR also allows EU member states to introduce further conditions, including limitations, and make their own laws and regulations further limiting the processing of ‘special categories of personal data,’ including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase. Many member states have introduced such further limitations and more could in the future, which could ultimately have an adverse impact on our business, and harm our business and financial condition. Our efforts to meet GDPR requirements have required significant time and resources, including a review of our technology and systems against its requirements.

Further, the June 2016 referendum in which voters in the United Kingdom approved an exit from the EU, generally referred to as Brexit, and ongoing developments in the United Kingdom, have created uncertainty with regard to the regulation of data protection in the United Kingdom. As of January 2021 (when the transitional period following Brexit expired), we are required to comply with the GDPR as well as the United Kingdom equivalent to the extent of our operations in the U.K., exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear. In particular, it is unclear how data transfers to and from the United Kingdom will be regulated and the role of the United Kingdom’s Information Commissioner’s Office with respect to the EU following the end of the transitional period. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and EU agreed to a specified period during which the United Kingdom will be treated like an EU member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an ‘adequacy finding’ in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an ‘inadequate third country’ under the GDPR and transfers of data from the European Economic Area, or EEA, to the United Kingdom will require an ‘transfer mechanism,’ such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA.

The GDPR also prohibits the transfer of personal information from the EEA to the United States and most other countries unless an approved compliance mechanism has been implemented. On July 15, 2020, the Court of Justice of the European Union, or CJEU, invalidated the primary compliance mechanism on which we relied for such transfers, namely, the EU-US Privacy Shield, and raised questions about the viability of an alternative compliance mechanism on which we have relied, namely, the European Commission’s Standard Contractual Clauses, and it remains to be seen whether additional means for lawful data transfers will become available. As a result, there is substantial uncertainty about whether personal information can be transferred from Europe to us and other U.S. companies in compliance with the cross-border data transfer restrictions of the GDPR. We may experience hesitancy, reluctance or refusal by European or multinational enterprises to use our services due to potential risk exposure to such enterprises relating to Europe’s cross-border data transfer requirements. We may also be required to incur significant costs and increase our foreign data processing capabilities in an effort to comply with these requirements, and there is no assurance they will be successful.

European data protection laws also require opt-in consent to send marketing emails or use cookies and similar technologies for advertising, analytics and other purposes – activities on which our products and marketing strategies rely. Enforcement of these requirements has increased and a new regulation that has been proposed in the European Union, known as the ePrivacy Regulation, may make these requirements more stringent and increase the penalties for violating them. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business.

We also continue to see increased regulation of data privacy, protection and security in the United States. For example, California enacted the California Consumer Privacy Act, or CCPA, which took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Further, the California Privacy Rights Act, or CPRA, which was passed by California voters in November 2020, substantially expands the CCPA’s requirements including by imposing additional data privacy compliance requirements that may affect our business, and will be effective in most material respects on January 1, 2023. The CPRA also creates a dedicated privacy regulatory agency dedicated to enforcing the CCPA and CPRA with power to impose administrative penalties. The effects of the CCPA, the CPRA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may result in further uncertainty with respect to data privacy, protection and security issues and will require us to incur additional costs and expenses in an effort to comply. The enactment of the CCPA and

CPRA has prompted similar legislative developments in other states, which could create the potential for a patchwork of overlapping but different state laws, as certain state laws may be more stringent, broader in scope or offer greater individual rights with respect to sensitive and personal information than federal, international or other state laws, which may complicate compliance efforts. The federal government is also considering comprehensive privacy legislation.

Additionally, depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers or relevant government agencies about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal information. For example, laws in all 50 states in the United States impose such requirements. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Furthermore, we may be required to disclose personal data pursuant to demands from individuals, privacy advocates, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws. This disclosure, or refusal to disclose personal data, may result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations and could result in proceedings or actions against us in the same or other jurisdictions, damage to our reputation and brand, and inability to provide our products and services to consumers in certain jurisdictions.

Jurisdictions outside of the United States and the EU are also passing more stringent data privacy, protection, and security laws, rules and regulations with which we may be obligated to comply. For example, on July 8, 2019, Brazil enacted the General Data Protection Law (Lei Geral de Proteção de Dados Pessoais) (Law No. 13,709/2018), or LGPD, and on June 5, 2020, Japan passed amendments to its Act on the Protection of Personal Information, or APPI. Both laws broadly regulate the processing of personal information in a manner comparable to the GDPR, and violators of the LGPD and APPI face substantial penalties.

We continue to see jurisdictions imposing data localization laws, which require personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer services in those markets without significant additional costs. Additionally, both U.S. and non-U.S. governments are considering regulating artificial intelligence and machine learning. Existing and future laws and evolving attitudes about privacy protection may impair our ability to collect, use, and maintain data points of sufficient type or quantity to develop and train our artificial intelligence algorithms.

In addition to our legal obligations, our contractual obligations relating to data privacy, protection and security have become increasingly stringent due to changes in data privacy, protection and security and the expansion of our service offerings. Certain data privacy, protection and security laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers.

Apart from government activity and our customer contracts, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers expect us to meet voluntary certification and other standards established by third parties, such as TRUSTe, the American Institute for Certified Public Accountants, or the International Standards Organization. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Business partners and other third parties with a strong influence on how consumers interact with our products, such as Apple, Google, Facebook and Mozilla, may create new privacy controls or restrictions on their products and platforms, limiting the effectiveness of our services.

With laws, rules, regulations and other obligations relating to data privacy, protection, and security imposing new and stringent obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if the third parties we work with, such as our vendors or third-party service providers, violate applicable laws, rules or regulations or our policies, such violations may also put our or our customers’ data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our third-party service providers to comply with our applicable internal and external policies or notices relating to data privacy, protection or security, our contractual or other obligations to customers or other third parties, or any of our other legal obligations relating to data privacy, protection or security, may result in governmental investigations or inquiries (which have occurred in the past and may occur in the future), enforcement actions, litigation, disputes or other claims, indemnification requests, restrictions on providing our services, claims or public statements against us by privacy advocacy groups or others, adverse press and widespread negative publicity, reputational damage, significant liability or fines and the loss of the trust of our customers, any of which could have a material adverse effect on our business, results of operations and financial condition.

The costs of compliance with, and other burdens imposed by, laws, rules, regulations and other obligations relating to data privacy, protection and security applicable to the businesses of our customers may adversely affect our customers’ ability and willingness to use, collect, manage, disclose, handle, store, transmit and otherwise process information from their employees, customers and partners, which could limit the use, effectiveness and adoption of our Unified-CXM platform and reduce overall demand. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption, effectiveness or use of our applications.

Any failure to offer high-quality customer service and support may adversely affect our relationships with our existing and prospective customers, and in turn our business, results of operations and financial condition.

In implementing and using our Unified-CXM platform, our customers depend on our customer service and support, including premium support offerings, which in some cases may be provided by third-party partners, to resolve complex technical and operational issues in a timely manner. We, or our partners, may be unable to respond quickly enough to accommodate short-term increases in demand for customer or product support. We also may be unable to modify the nature, scope and delivery of our professional services or customer and product support to compete with changes in solutions provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and adversely affect our results of operations and financial condition. Our sales are highly dependent on our reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality customer or product support, or a market perception that we do not maintain high-quality enterprise or product support, could adversely affect our reputation, our ability to sell our Unified-CXM platform, and in turn our business, results of operations and financial condition.

Indemnification provisions in various subscription agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to such third party for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our

Unified-CXM platform. Some of these indemnity agreements provide for uncapped liability and indemnity provisions often survive termination or expiration of the applicable agreement.

We have in the past and may in the future receive indemnification requests from our customers related to such claims. Large indemnity payments could harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations, we are not always successful and may still incur substantial liability related to them, and we may be required to cease use of certain functions of our Unified-CXM platform or products as a result of any such claims. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our products and services and adversely affect our business, financial conditions and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

The majority of our customer base consists of large enterprises, and we currently generate a significant portion of our revenue from a relatively small number of enterprises, the loss of any of which could harm our business, results of operations and financial condition.

Our top 10 customers accounted for 19% of our subscription revenue in both fiscal years ended January 31, 2020 and 2021. The majority of our customer base consists of large enterprises, many of which have high subscription amounts to our Unified-CXM platform. For all periods presented, we have relied on sales of our Unified-CXM platform to large enterprises for a significant majority of our revenue. Accordingly, the loss of any one of our customers could have a relatively higher impact on our business and results of operations than the loss of a client in businesses that have a broader client base where each client contributes to a smaller portion of revenue. While we expect that the revenue from our largest customers will decrease over time as a percentage of our total revenue as we generate more revenue from other customers, we also believe that revenue from our largest customers may continue to account for a significant portion of our revenue, at least in the near term. In the event that these large customers discontinue the use of our Unified-CXM platform or uses our Unified-CXM platform in a more limited capacity, our business, results of operations and financial condition could be adversely affected.

Real or perceived defects or errors on our platform could harm our reputation, result in significant costs to us, and impair our ability to sell subscriptions to our platform and related services.

The software underlying our platform is complex and may contain material defects or errors, particularly when first introduced or when new features or capabilities are released. In addition, our solution depends on the ability of our software to store, retrieve, process and manage immense amounts of data, including personal data. Any real or perceived defects, errors, failures, bugs or vulnerabilities on our Unified-CXM platform could result in negative publicity, cybersecurity breaches and other data security, privacy, access, retention issues, performance issues and customer terminations and may impair our ability to sell subscriptions to our Unified-CXM platform and related services in the future. Some errors, bugs or vulnerabilities inherently may be difficult to detect and may only be discovered after code has been released for external or internal use. The costs incurred in correcting any defects in our Unified-CXM platform may be substantial and could adversely affect our results of operations. For example, we may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. Although we continually test our Unified-CXM platform for defects and work with customers through our customer support organization to identify and correct errors, we have from time to time found defects or errors on our Unified-CXM platform, and defects or errors on our Unified-CXM platform are likely to occur again in the future. Any defects that cause interruptions to the availability of our Unified-CXM platform or other performance issues could result in, among other things:

•	lost revenue or delayed market acceptance and sales of our Unified-CXM platform;

•	early termination of customer agreements or loss of customers;

•	credits or refunds to customers;

•	product liability lawsuits and other claims against us;

•	diversion of development resources;

•	increased expenses associated with remedying any defect, including increased technical support costs;

•	injury to our brand and reputation; and

•	increased maintenance and warranty costs.

While our customer agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solution, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

Our business and results of operations may be materially adversely affected by the recent COVID-19 outbreak or other similar outbreaks.

Our business could be materially adversely affected by the outbreak of a widespread health epidemic or pandemic, including the recent outbreak of COVID-19, which has been declared a “pandemic” by the World Health Organization. The COVID-19 outbreak has reached across the globe, resulting in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans intended to control the spread of the virus. Government authorities, including those in the New York City Area where our headquarters is located, instituted policies which required most of our employees in that area to work remotely. These policies have, and are expected to continue to have, an impact on our business. This impact could increase if further actions that alter our operations are required by applicable government authorities, or if we determine further actions are in the best interests of our employees.

To the extent that these restrictions remain in place, additional prevention and mitigation measures are implemented in the future, or there is uncertainty about the effectiveness of these or any other measures to contain or treat COVID-19, there potentially could be an adverse impact on global economic conditions, which could materially and adversely impact our customers through reduced consumer demand for their products and services, which could in turn negatively impact our customers’ willingness to enter into or renew contracts with us. For example, certain of our hospitality clients initially reduced their level of service with us as a result of reduced consumer demand for their services.

The pandemic may also adversely affect our employees, and our employee productivity, including in India where a substantial number of our employees are located and which is currently experiencing a significant surge in COVID-19 cases. The direct effect of the virus and the disruption on our employees and operations, and the slow rollout-of mass vaccinations for COVID-19 and any limitations to the efficacy of such vaccines, may materially and adversely impact our business, results of operations and financial condition. While at this time we are working to manage and mitigate potential disruptions to our operations, the fluid nature of the pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which may harm our business, results of operations and financial condition. We cannot predict how the COVID-19 pandemic will continue to develop, whether and to what extent government regulations or other restrictions may impact our operations or those of our customers, or whether or to what extent the COVID-19 pandemic or the effects thereof may have longer term unanticipated impacts on our business.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease may harm our business, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We depend on our management team and key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could adversely affect our business.

Our success depends substantially on the continued services of our management team, including our Founder, Chairman and Chief Executive Officer Ragy Thomas, who are critical to our vision, strategic direction, culture, services and technology. From time to time, there may be additional changes in our management team resulting from the hiring or departure of executives, which could disrupt our business. New hires also require significant training and, in most cases, take significant time before they achieve full productivity. Furthermore, we do not have employment agreements with members of our management team or other key employees that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executives or key employees, or the failure by our executives to effectively work with our employees and lead our company, could have an adverse effect on our business. We do not maintain key man insurance on any of our executive officers, including Mr. Thomas.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these individuals in locations where we maintain offices, is intense, especially for hiring experienced software engineers and sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. Furthermore, we are limited in our ability to recruit internationally by restrictive domestic immigration laws. If we fail to attract new personnel or fail to identify, retain and motivate our current employees, our business and future growth prospects could be adversely affected.

Our revenue growth rate has fluctuated in prior periods and may decline again in the future.

Our revenue growth rate has fluctuated in prior periods. We have previously experienced periods of revenue growth rate decline and our revenue growth rate may decline again in future periods as the size of our customer base increases and as we achieve higher market penetration rates. In particular, we expect the growth rate of our subscription revenue to fluctuate from period to period, and in the near term subscription revenue growth rates may be lower compared to comparable periods in the prior fiscal year. Many factors may also contribute to declines in our revenue growth rate, including slowing demand for our Unified-CXM platform, increasing competition, a decrease in the growth of our overall market, our failure to continue to capitalize on growth opportunities and the maturation of our business, among others. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. If our revenue growth rate declines, investors’ perceptions of our business and the trading price of our Class A common stock could be adversely affected.

Certain of our results of operations and financial metrics may be difficult to predict.

Our results of operations and financial metrics, including the levels of our revenue, gross margin, profitability, cash flow and deferred revenue, have fluctuated in the past and may vary significantly in the future. As a result, period-to-period comparisons of our results of operations may not be meaningful and the results of any one period should not be relied upon as an indication of future performance. Our results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in results of operations may negatively impact the value of our Class A common stock. Factors that may cause fluctuations in our results of operations include, without limitation, those listed below:

•	fluctuations in the demand for our Unified-CXM platform and the market for platforms like ours;

•	our ability to attract new customers or retain existing customers;

•	variability in our sales cycle, including as a result of the budgeting cycles and internal purchasing priorities of our customers;

•	the payment terms and subscription term length associated with sales of our Unified-CXM platform and their effect on our bookings and free cash flow;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	the timing of sales and recognition of revenue, which may vary as a result of changes in accounting rules and interpretations;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or actual or perceived security breaches or other incidents;

•	general economic, market and political conditions;

•	customer renewal rates;

•	increases or decreases in the number of elements of our services or pricing changes upon any renewals of customer agreements;

•	changes in our pricing policies or those of our competitors;

•	the mix of services sold during a period;

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the timing of our recognition of stock-based compensation expense for our equity awards, particularly in cases where awards covering a large number of our shares are tied to a specific event or date, such as the performance condition on our awards that will be satisfied upon the effectiveness of this offering and recognized in the period in which this offering occurs; and

•

the timing and success of introductions of new platform features and services by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual results of operations. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even if we have met any previously publicly stated guidance we may provide.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new solutions or material enhancements to our current solutions, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to improve and develop new technologies, features and functionality for our Unified-CXM platform. For each of the years ended January 31, 2020 and 2021, our research and development expenses were 10% of our revenue. If we do not spend our research and development budget efficiently or effectively, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging, time-consuming and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling platform updates and generate revenue, if any, from such investment. Additionally, anticipated enterprise demand for a solution or solutions we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such solutions or solution. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of solutions that are competitive in our current or future markets, our business and results of operations would be adversely affected.

We may fail to accurately predict the optimal pricing strategies necessary to attract new customers, retain existing customers and respond to changing market conditions.

We have in the past, and may in the future, need to change our pricing model from time to time. As the market for our Unified-CXM platform matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract new customers at the same prices or based on the same pricing models that we have used historically. While we do and will attempt to set prices based on our prior experiences and customer feedback, our assessments may not be accurate and we could be underpricing or overpricing our Unified-CXM platform and professional services. In addition, if the offerings on our Unified-CXM platform or our professional services change, then we may need to revise our pricing strategies. Any such changes to our pricing strategies or our ability to efficiently price our offerings could adversely affect our business, results of operations and financial condition. In addition, as we expand internationally, we also must determine the appropriate pricing strategy to enable us to compete effectively internationally. Pricing pressures and decisions could result in reduced sales, reduced margins, losses or the failure of our Unified-CXM platform to achieve or maintain more widespread market acceptance, any of which could negatively impact our overall business, results of operations and financial condition. Moreover, larger organizations, which are a primary focus of our direct sales efforts, may demand substantial price concessions. As a result, we may be required to price below our targets in the future, which could adversely affect our revenue, gross margin, profitability, cash flows and financial condition.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our Unified-CXM platform.

Increasing our customer base and achieving broader market acceptance of our Unified-CXM platform will depend, to a significant extent, on our ability to effectively expand and manage our sales and marketing operations and activities. We are substantially dependent on our direct sales force and on our marketing efforts to obtain new customers. We are expanding our direct sales force both domestically and internationally. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we currently or may in the future require. Our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting, training and retaining a sufficient number of qualified and experienced sales professionals. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and new industries or geographies. Our recent hires and planned hires may not become as productive as quickly as we expect, or at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets and segments where we do business. Because we do not have a long history of expanding our sales force or managing a sales force at the scale that we intend to operate, we cannot accurately predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. Furthermore, due to our limited experience selling direct to mid-sized enterprises through our sales force, the results of any such efforts are difficult to predict and may result in diverted financial and management resources without a corresponding increase in revenue. Our business will be harmed if our sales expansion efforts do not generate a significant increase in revenue.

Our sales cycle with enterprise and international clients can be long and unpredictable.

A substantial portion of our business is with large and international enterprises. The timing of our sales with our enterprise and international clients and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these clients. We are often required to spend significant time and resources to educate and familiarize these potential clients with the value proposition of paying for our Unified-CXM platform. The length of our sales cycle for these clients, from initial evaluation to payment for our

Unified-CXM platform is often around nine months or more, and can vary substantially from client to client. As a result, it is difficult to predict whether and when a sale will be completed.

If we are unable to effectively operate on or capture data from mobile devices, our business could be adversely affected.

Our customers and users of our Unified-CXM platform are increasingly accessing our Unified-CXM platform or interacting via mobile devices. We are devoting valuable resources to solutions related to mobile usage and cannot assure you that these solutions will be successful. If the mobile solutions we have developed for our Unified-CXM platform do not meet the needs of current or prospective customers, or if our solutions are difficult to access, customers or users may reduce their usage of our Unified-CXM platform or cease using our Unified-CXM platform altogether and our business could suffer. Additionally, we are dependent on the interoperability of our products with popular mobile networks and standards that we do not control, and any changes in such systems or terms of service that degrade our Unified-CXM platform’s functionality or gives preferential treatment to competitive products could adversely affect our business. As new mobile devices and products are continually being released, it is difficult to predict the challenges we may encounter in enhancing our Unified-CXM platform for use on such devices. If we are unable to successfully implement elements of our Unified-CXM platform on mobile devices, or if these strategies are not as successful as our offerings for personal computers or if we incur excessive expenses in this effort, our business, results of operations and financial condition would be negatively affected.

If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations, and financial condition could be adversely affected.

To date, we have primarily relied on our direct sales force, online marketing and word-of-mouth to sell subscriptions to our Unified-CXM platform. Although we have developed relationships with certain channel partners, such as referral partners, resellers and integration partners, these channels have resulted in limited revenue to date. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with additional channel partners that can drive additional revenue. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer enterprises the products of several different companies, including products that compete with ours. They may also cease marketing our Unified-CXM platform with limited notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our Unified-CXM platform. If we fail to identify additional channel partners in a timely and cost-effective manner, or at all, if we are unable to assist our current and future channel partners in independently selling and implementing our Unified-CXM platform, or if our channel partners choose to use greater efforts to market their own products or those of our competitors, our business, results of operations and financial condition could be adversely affected. Furthermore, if our channel partners do not effectively market and sell our Unified-CXM platform, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be adversely affected.

Sales by channel partners are more likely than direct sales to involve collection issues, in particular sales by our channel partners into developing markets, and accordingly, variations in the mix between revenue attributable to sales by channel partners and revenue attributable to direct sales may result in fluctuations in our results of operations.

If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company in Unified-CXM is critical to our relationships with our existing customers and key employees and to our ability to attract new customers and talented personnel. The successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to continue to develop a high-quality platform, our ability to provide reliable services that continue to meet the needs of our customers, our ability to maintain our customers’ trust and our ability to successfully differentiate our Unified-CXM platform from competitive solutions, which we may not be able to do effectively. We do not have sufficient operating history to know if our brand promotion activities will ultimately be successful or yield increased revenue and, if they are not successful, our business may be adversely affected. Any unfavorable publicity of our business or platform generally, for example, relating to our privacy practices, terms of service, service quality, litigation, regulatory activity, the actions of our employees, partners or customers or the actions of other companies that provide similar solutions to us, all of which can be difficult to predict, could adversely affect our reputation and brand. In addition, independent industry analysts often provide reviews of our Unified-CXM platform, as well as solutions offered by our competitors, and our brand and perception of our Unified-CXM platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive compared to those of our competitors’ solutions, our brand and market position may be adversely affected. It may also be difficult to maintain and enhance our brand as we expand our marketing and sales efforts through channel or strategic partners.

The promotion of our brand also requires us to make substantial expenditures. We anticipate that these expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand or incur substantial expenses in unsuccessful attempts to promote and maintain our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers and key employees or fail to attract potential customers or talented personnel, all of which would adversely affect our business, results of operations and financial condition.

We recognize revenue over the term of our customers’ contracts. Consequently, increases or decreases in new sales may not be immediately reflected in our results of operations and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts and a majority of our revenue is derived from subscriptions that have terms of one to three years. As a result, a portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter may have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our Unified-CXM platform and potential changes in our pricing policies or rate of expansion or retention may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while revenue is recognized over the term of the agreements with our customers. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our customers may fail to pay us in accordance with the terms of their agreements, at times necessitating action by us to attempt to compel payment.

We typically enter into annual or multiple year arrangements with our customers. If our customers fail to pay us in accordance with the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost of enforcing the terms of our agreements, including litigation and arbitration costs. The risk of these issues increases with the term length of our customer arrangements. Furthermore, some of our customers may seek bankruptcy protection or other similar relief and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our results of operations, financial condition and cash flow.

Our results of operations may be difficult to predict as a result of seasonality.

Our results of operations may also fluctuate as a result of seasonality. We have seen seasonality in our sales cycle as a large percentage of our customers make their purchases in the fourth quarter of a given fiscal year and pay us in the first quarter of the subsequent year. We may also be affected by seasonal trends in the future, particularly as our business matures. Such seasonality may result from a number of factors, including a slowdown in our customers’ procurement process during certain times of the year, both domestically and internationally, and customers choosing to spend remaining budgets shortly before the end of their fiscal years. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the applicable subscription agreement. To the extent we experience this seasonality, it may cause fluctuations in our results of operations and financial metrics, and make forecasting our future results of operations and financial metrics more difficult.

We may face claims by third parties alleging infringement, misappropriation or other violation of their intellectual property, trade secrets or proprietary rights.

There is considerable patent and other intellectual property development activity in our industry and companies in the technology industry frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our future success depends in part on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of others. From time to time, we have received and may in the future receive claims from third parties, including our competitors, alleging that our Unified-CXM platform and underlying technology infringe, misappropriate or otherwise violate such third party’s intellectual property rights, including their trade secrets, and we may be found to be infringing upon such rights. For example, on September 7, 2017, a complaint was filed against us in the Circuit Court of the State of Oregon by Opal Labs Inc., alleging breach of contract and violation of Uniform Trade Secrets Act, among other complaints. On July 5, 2018, the case was moved from state court to the United States District Court for the District of Oregon based on our motion. For more information, see Note 10 to our consolidated financial statements included elsewhere in this prospectus.

As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. It is possible that we may be unsuccessful in such proceedings, resulting in a loss of some portion or all of our patent rights. Any claims or litigation, regardless of their merit, could cause us to incur significant expenses, pay substantial amounts in costs or damages, ongoing royalty or license fees or other payments, or could prevent us from offering all or aspects of our Unified-CXM platform or using certain technologies, require us to re-engineer all or a portion of our Unified-CXM platform, force us to implement expensive work-arounds or re-designs, distract management from our business or require that we comply with other unfavorable terms. If any of our technologies, products or services are found to infringe, misappropriate or violate a third party’s intellectual property rights, we may seek to obtain a license under such third party’s intellectual property rights in order to bring an end to certain claims or actions asserted against us to continue commercializing or using such technologies, products and services. However, we may not be able to obtain such a license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals. Such “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements. We have in the past and may in the future be requested to and/or obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our technology or intellectual property, with our without merit, could be unpredictable, costly and time-consuming, and divert significant resources and the attention of our management and other employees from our business operations. Such disputes could also disrupt our Unified-CXM platform and products, which would adversely impact our client satisfaction and ability to attract customers. In the case of infringement, misappropriation or other violation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation.

In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may also be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Indemnity and other provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to such third parties for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by us to property or persons or other liabilities relating to or arising from our Unified-CXM platform or our acts or omissions. We have in the past and may in the future receive indemnification requests from our customers related to such claims. In addition, customers typically require us to indemnify or otherwise be liable to them for breach of confidentiality or failure to implement adequate security measures with respect to their data stored, transmitted or processed by our Unified-CXM platform. The terms of these contractual provisions often survive termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally attempt to contractually limit the scope of our liability with respect to such obligations, we are not always successful and we may incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our Unified-CXM platform and harm our business, financial condition and results of operations.

Further, certain of our customer agreements contain provisions permitting the customer to become a party to, or a beneficiary of, a source code escrow agreement under which we place the proprietary source code for certain of our solutions in escrow with a third party. Under these source code escrow agreements, our source code may be released to the customer upon the occurrence of specified events, such as in situations of our bankruptcy or insolvency or our failure to support or maintain our solutions. Disclosing the content of our source code may limit the intellectual property protection we can obtain or maintain for our source code or our solutions containing that source code and may facilitate intellectual property infringement, misappropriation or other violation claims against us.

Following any such release, we cannot be certain that customers will comply with the restrictions on their use of the source code and we may be unable to monitor and prevent unauthorized disclosure of such source code by customers. Additionally, following any such release, customers may be able to create derivative works based on our source code and may own such derivative works. Any increase in the number of people familiar with our source code as a result of any such release may also increase the risk of a successful hacking attempt. Each of these could have a material adverse effect on our business, financial condition and results of operations.

Our Unified-CXM platform utilizes open source software, which may subject us to litigation, require us to re-engineer our Unified-CXM platform or otherwise divert resources away from our development efforts.

We use open source software in connection with our Unified-CXM platform and products and operations. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code (which may include our modifications or product code into which such open source software has been integrated) on unfavorable terms allowing further modification and redistribution and at no or nominal cost, and we may be subject to such terms. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these open source licenses could be construed in a way that imposes unanticipated conditions or restrictions on our ability to commercialize our products. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose source code that we have decided to maintain as proprietary or that would otherwise breach the terms or fail to meet the conditions of an open source license or third-party contract, such use could inadvertently occur, or could be claimed to occurred, in part because open source license terms are often ambiguous. We could be subject to suits by parties claiming ownership of or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the applicable open source licensing terms or alleging that our use of such software infringes, misappropriates or otherwise violates a third party’s intellectual property rights. We may as a result be subject to claims for breach of contract, infringement of intellectual property rights, or indemnity, required to release our proprietary source code, pay damages, royalties, or license fees or other amounts, seek licenses, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of the applicable license could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process for screening requests from our developers for the use of open source software, but we cannot be sure that all open source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

Any failure to obtain, maintain, protect, defend or enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand and adversely affect our business, financial condition and results of operations.

Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property. As of April 30, 2021, we owned 27 U.S. issued patents and 17 pending non-provisional or provisional U.S. patent applications. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and internationally, as well as technological measures and contractual provisions, such as confidentiality or license agreements with our employees, customers, partners, and other third parties, to establish and protect our brand, maintain our competitive position and protect our intellectual property rights from infringement, misappropriation or other violation. However, the steps we take to protect our intellectual property rights may be inadequate or ineffective, and our intellectual property may be challenged, invalidated, narrowed in scope or rendered unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating or otherwise violating our intellectual property or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We cannot guarantee that any of our pending applications will issue or be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology.

Additionally, effective trademark, copyright, patent and trade secret protection may not be available in every country in which we conduct business and we may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in such foreign countries. Further, intellectual property law, including statutory and case law, particularly in the United States, is constantly developing, and any changes in the law could make it harder for us to enforce our rights. Failure to comply with applicable procedural, documentary, fee payment and other similar requirements with the United States Patent and Trademark Office, or the USPTO, and various similar foreign governmental agencies could result in abandonment or lapse of the affected patent, trademark or application. If this occurs, our competitors might be more successful in their efforts to compete with us. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights.

We attempt to protect our intellectual property, technology, and confidential information in part through confidentiality, non-disclosure and invention assignment agreements with our employees, consultants, contractors, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf or with whom we share information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. There is also a risk that we do not establish an unbroken chain of title from inventors to us. An inventorship or ownership dispute could arise that may permit one or more third parties to practice or enforce our intellectual property rights, including possible efforts to enforce rights against us. Additionally, errors in inventorship or ownership can sometimes also impact priority claims, and if we were to lose our ability to claim priority for certain patent filings, intervening art or other events may preclude us from issuing patents.

Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak or inadequate. Furthermore, we may not always detect infringement, misappropriation or other violation of our intellectual property rights, and any infringement, misappropriation or other violation of our intellectual property rights, even if successfully detected, prosecuted and enjoined, could be costly to deal with and could harm our business. In addition, there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and competing with our business, and third parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property and, in such cases, we may not be able to successfully assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our trade secrets or confidential information or provide an adequate remedy in the event of unauthorized disclosure of our trade secrets or confidential information, and we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, such trade secrets, confidential information and other intellectual property rights. Any of the foregoing could adversely affect our business, results of operations and financial condition.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property portfolio. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, pending patent applications and trademark filings at risk of being invalidated, not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. Despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating, or from successfully challenging, our intellectual property rights. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. Our failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our brand and business, financial condition and results of operations.

If we fail to integrate our Unified-CXM platform with a variety of software applications, operating systems, platforms, and hardware that are developed by others, our Unified-CXM platform may become less marketable, less competitive or obsolete and our business and results of operations would be harmed.

Our Unified-CXM platform must integrate with a variety of network, hardware and software systems and we need to continuously modify and enhance our Unified-CXM platform to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our Unified-CXM platform to be able to easily integrate with certain third-party SaaS applications through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on a long-term written contract to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. If we are unable to effectively integrate with third-party systems, our customers’ operations may be disrupted, which could result in disputes with customers, negatively impact customer satisfaction and materially and adversely affect our business, financial condition and results of operations.

We may acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to expand our Unified-CXM platform and grow our business in response to changing technologies, customer demands and competitive pressures. We have in the past, and we may in the future, attempt to do so through strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets that we believe could complement, expand or enhance our Unified-CXM platform or otherwise offer growth opportunities. We may also enter into relationships with other businesses to expand our Unified-CXM platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with our Unified-CXM platform or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions, investments or other business relationships may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Identifying and negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. We cannot predict the number, timing or size of these transactions. Our prior acquisitions have been relatively small and we are relatively inexperienced in effectively implementing another business with our own. Consequently, these transactions, even if announced, may not be completed. The risks we face in connection with these transactions include:

•	the issuance of additional equity securities that would dilute our existing stockholders and adversely affects the value of our Class A common stock;

•	the use of substantial portions of our available cash and other resources that we may need in the future to operate our business;

•	issuance of large charges or substantial liabilities;

•	diversion of management’s attention from other business concerns;

•	lack of or insufficient security, intellectual property, and privacy controls within entities involved in these transactions, leading to cascading failures in our own portfolio;

•	issuance of debt on terms unfavorable to us or that we are unable to repay;

•	harm to our existing relationships with customers and partners as a result of the transaction;

•	claims and disputes from stockholders and third parties, including intellectual property and data privacy claims and disputes;

•	difficulties retaining key employees or customers of the acquired business or integrating diverse software codes or business cultures; and

•	adverse tax consequences, substantial depreciation deferred compensation charges or other unfavorable accounting treatment.

The occurrence of any of these risks could have an adverse effect on our business, results of operations and financial condition. In addition, our entry into any future acquisition, investment or business relationship may be prohibited. In March 2020, we entered into the Waiver and Fourth Amendment to Credit Agreement, as amended, or the SVB Credit Facility, with Silicon Valley Bank, or SVB. The SVB Credit Facility restricts our ability to pursue certain mergers, acquisitions, amalgamations or consolidations that we may believe to be in our best interest.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through subscription payments by our customers for use of our Unified-CXM platform and equity and debt financings, including credit facilities. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of subscriptions for our Unified-CXM platform or unforeseen circumstances.

We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our operating performance and the condition of the capital markets at the time we seek financing. We may not be able to timely secure additional equity or debt financing on favorable terms, or at all. If we engage in any debt financing, the holders of debt would have priority over the holders of common stock. The holders of debt could impose restrictions on our business during the time the loan is outstanding, including restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. The holders of debt would also likely obtain security interests on our assets enabling the debt holders to seize and take ownership or dispose of the property, whether tangible or intangible, in which they have a security interest if we default on repayment of the loan or any of the conditions associated with the loan. We may also be required to take other actions that would be in the interests of the debt holders and force us to maintain specified liquidity or other ratios, any of which could harm our business, results of operations and financial condition. The SVB Credit Facility and our convertible note agreement prohibit us from incurring additional indebtedness without prior written consent, among other conditions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited, and our business, results of operations and financial condition could be adversely affected.

Our international sales and operations, including our planned business development activities outside of the United States, subject us to additional risks and challenges that can adversely affect our business, results of operations and financial condition.

During the three months ended April 30, 2021, approximately 36% of our sales were to customers outside of the Americas. As part of our growth strategy, we expect to continue to expand our international operations, which may include opening additional offices in new jurisdictions and providing our Unified-CXM platform in additional languages and on-boarding new customers outside the United States. Any new markets or countries into which we attempt to sell subscriptions to our Unified-CXM platform may not be receptive to our business development activities. We currently have sales personnel and sales and customer and product support operations in the United States and certain countries across Europe, the Asia Pacific region and the Americas. We believe our ability to attract new customers to our Unified-CXM platform and to convince existing customers to renew or expand their use of our Unified-CXM platform is directly correlated to the level of engagement we achieve with our customers in their home countries. To the extent we are unable to effectively engage with non-U.S. customers, we may be unable to effectively grow in international markets.

Our international operations also subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions;

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Providing our Unified-CXM platform and operating our business across a significant distance, in different languages, among different cultures and time zones, including the potential need to modify our Unified-CXM platform and products to ensure that they are culturally appropriate and relevant in different countries;

•	Compliance with non-U.S. data privacy, protection and security laws, rules and regulations, including data localization requirements, and the risks and costs of non-compliance;

•	longer payment cycles and difficulties enforcing agreements, collecting accounts receivable or satisfying revenue recognition criteria, especially in emerging markets;

•	hiring, training, motivating and retaining highly-qualified personnel, while maintaining our unique corporate culture;

•	increased financial accounting and reporting burdens and complexities;

•	longer sales cycle and more time required to educate enterprises on the benefits of our Unified-CXM platform outside of the United States;

•	requirements or preferences for domestic products;

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limitations on our ability to sell our Unified-CXM platform and for our solution to be effective in non-U.S. markets that have different cultural norms and related business practices that de-emphasize the importance of positive customer and employee experiences;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world;

•	changes in a specific country’s or region’s political or economic conditions, including in the United Kingdom as a result of the United Kingdom exiting the European Union, or Brexit;

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compliance with laws and regulations for non-U.S. operations, including anti-bribery laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our Unified-CXM platform and develop our business in certain non-U.S. markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact our financial condition and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	new and different sources of competition;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	the need for localized subscription agreements;

•	the need for localized language support and difficulties associated with delivering support, training and documentation in languages other than English;

•	increased reliance on channel partners;

•	reduced protection for intellectual property rights in certain non-U.S. countries and practical difficulties of obtaining, maintaining, protecting and enforcing such rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding tax obligations, and overlapping of different tax regimes.

Any of these risks and challenges could adversely affect our operations, reduce our revenue or increase our operating costs, each of which could adversely affect our ability to expand our business outside of the United States and thereby our business more generally, as well as our results of operations, financial condition and growth prospects.

Compliance with laws and regulations applicable to our international operations substantially increases our cost of doing business. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could have adverse effects on our business. In many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or our policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences and increased costs, including the costs associated with defending against such actions, or the prohibition of the importation or exportation of our Unified-CXM platform and related services, each of which could adversely affect our business, results of operations and financial condition.

We believe our success depends on continuing to invest in the growth of our worldwide operations by entering new geographic markets. If our investments in these markets are greater than anticipated, or if our customer growth or sales in these markets do not meet our expectations, our results of operations and financial condition may be adversely affected.

We believe our success depends on expanding our business into new geographic markets and attracting customers in countries other than the United States. We anticipate continuing to expand our operations worldwide and have made, and will continue to make, substantial investments and incur substantial costs as we enter new geographic markets. This includes investments in data centers, cloud-based infrastructure and applications and other information technology investments, sales, marketing and administrative personnel and facilities. Often we must make these investments when it is still unclear whether future sales in the new market will justify the costs of these investments. In addition, these investments may be more expensive than we initially anticipate. If our investments are greater than we initially anticipate or if our customer growth or sales in these markets do not meet our expectations or justify the cost of the initial investments, our results of operations and financial condition may be adverse affected.

We are subject to governmental export and import controls and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the United States Department of Commerce’s Export Administration Regulations, or the EAR, and various economic and trade sanctions regulations administered by the United States Treasury Department’s Office of Foreign Assets Controls, or OFAC. The U.S. export control laws and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to certain embargoed or sanctioned countries, governments, persons and entities. In addition, we may incorporate encryption technology into certain of our offerings, and encryption offerings and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, and we cannot guarantee that any required authorization will be obtained. If we are found to be in violation of U.S. economic sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. We may also experience other adverse effects, including reputational harm and loss of access to certain markets.

In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our customers access to our Unified-CXM platform or could limit our customers’ ability to access or use our Unified-CXM platform in those countries. Changes in our Unified-CXM platform or future changes in export and import regulations may prevent our customers with international operations from utilizing our Unified-CXM platform globally or, in some cases, prevent the export or import of our Unified-CXM platform to certain countries, governments or persons altogether. Any decreased use of our Unified-CXM platform or limitation on our ability to export or sell our Unified-CXM platform could adversely affect our business, results of operations and financial condition.

Failure to comply with anti-bribery, anti-corruption and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials or commercial parties in order to obtain or retain business, direct business to any person or gain any advantage. The FCPA, U.K. Bribery Act and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. In addition to our own sales force, we leverage third parties to sell our products and conduct our business abroad. We and our third-party business partners, representatives and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of the FCPA, U.K. Bribery Act or other applicable anti-bribery, anti-corruption laws and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, loss of export privileges, severe criminal or civil sanctions or suspension or debarment from U.S. government contracts, substantial diversion of management’s attention, a decline in the market price of our Class A common stock or overall adverse consequences to our reputation and business, all of which may have an adverse effect on our results of operations and financial condition.

Disputes with our customers and other third parties could be costly, time-consuming and harm our business and reputation.

Our business requires us to enter into agreements with a large number of customers and other third parties in many different jurisdictions. Our subscription and other agreements contain a variety of terms, including service level requirements, data privacy, protection and security obligations, indemnification obligations, including for intellectual property infringement claims, dispute resolution procedures and regulatory requirements. Agreement terms may not be standardized across our business and can be subject to differing interpretations and local law requirements, which could result in disputes with our customers and other third parties from time to time. If our customers and other third parties notify us of a breach of contract or otherwise dispute the terms of our agreements, the dispute resolution process can be expensive and time consuming and result in the diversion of resources that could otherwise be deployed to grow our business. Even if these disputes are resolved in our favor, we may be unable to recoup the expenses and other diverted resources committed to resolving the dispute and, if we receive negative publicity in connection with the dispute, our reputation and brand may be harmed. Furthermore, the ultimate resolution of such disputes may be adverse to our interests and as a result could adversely affect our results of operations and financial condition.

We face exposure to foreign currency exchange rate fluctuations, and if foreign currency exchange rates fluctuate substantially in the future, our results of operations and financial condition, which are reported in U.S. dollars, could be adversely affected.

We conduct our business in countries around the world and a portion of our transactions outside the United States are denominated in currencies other than the U.S. dollar. While we have primarily transacted with customers and vendors in U.S. dollars to date, we have from time to time transacted in foreign currencies for subscriptions to our Unified-CXM platform and may significantly expand the number of transactions with customers that are denominated in foreign currencies in the future. The majority of our international costs are also denominated in local currencies. In addition, our international subsidiaries maintain net assets or liabilities that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

We currently do not maintain a program to hedge transactional exposures in foreign currencies but intend to so in the near future. The future use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. There can be no assurance that we will be successful in managing our exposure to currency exchange rate risks, which may adversely affect our business, results of operations and financial condition.

Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our products and services in jurisdictions where we have not historically done so.

Sales tax, value-added tax, or VAT, goods and services tax, or GST, and other similar transaction tax laws and rates differ greatly by jurisdiction and are subject to varying interpretations that may change over time. The application of these tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear.

Furthermore, an increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. In June 2018, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state or “economic nexus.” In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. Similarly, many non-U.S. jurisdictions have considered or adopted laws that impose value added, digital service, or similar taxes, on companies despite not having a physical presence in the non-U.S. jurisdiction.

We collect sales, value added or similar transaction taxes in a number of jurisdictions. It is possible, however, that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state, local, and non-U.S. tax authorities could still assert that we are obligated to collect additional tax amounts from our customers and remit those taxes to those authorities. We could also be subject to audits in state, local and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states, localities or non-U.S. jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. Such tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations.

Our international operations subject us to potentially adverse tax consequences.

We generally conduct our international operations through subsidiaries and are subject to income taxes as well as non-income-based taxes, such as payroll, value-added, goods and services and other local taxes. Our domestic and international tax liabilities are subject to various jurisdictional rules regarding the calculation of taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

Changes in tax law (including tax rates) could affect our future results of operations. Due to the expansion of our international business activity, any such changes could increase our worldwide effective tax rate and adversely affect our business, results of operations and financial condition. The change in the U.S. administration could bring changes to U.S. tax laws that we cannot currently predict and that could materially affect our business, results of operations and financial condition. Additionally, the Organization for Economic Co-operation and Development, or OECD, has released guidance covering various topics, including transfer pricing, country-by-country reporting and definitional changes to permanent establishment that could ultimately impact our tax liabilities as countries adopt the OECD’s guidance.

We are subject to tax examinations of our tax returns by the Internal Revenue Service, or the IRS, and other domestic and foreign tax authorities. An adverse outcome of any such audit or examination by the IRS or other tax authority could have a material adverse effect on our results of operations and financial condition.

We are, and expect to continue to be, subject to audit by the IRS and other tax authorities in various domestic and foreign jurisdictions. As a result, we have received, and may in the future receive, assessments in multiple jurisdictions on various tax-related assertions. Taxing authorities have also challenged, and may in the future challenge, our tax positions and methodologies on various matters. We regularly assess the likelihood of adverse outcomes resulting from ongoing tax examinations to determine the adequacy of our provision for income taxes. These assessments can require considerable estimates and judgments. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions. There can be no assurance that our tax positions and methodologies are accurate or that the outcomes of ongoing and future tax examinations will not have an adverse effect on our results of operations and financial condition.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

We have U.S. federal and state net operating loss carryforwards as a result of prior period losses, which if not utilized will begin to expire in fiscal year 2031 and fiscal year 2022 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” its ability to use its pre-change net operating loss carryforwards to offset its post-change taxable income or tax liability may be limited. Such an “ownership change” generally occurs if there is a greater than 50 percentage point change (by value) in its equity ownership by one or more stockholders or groups of stockholders who own at least 5% of our stock over a three-year period. We have experienced ownership changes in the past and, although we do not expect to experience an ownership change in connection with our listing on the New York Stock Exchange, any such ownership change could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes to offset U.S. federal and state taxable income or tax liability may be subject to limitations, which could potentially result in increased future tax liability to us. Furthermore, under the Tax Cuts and Jobs Act enacted in December 2017, the amount of post 2017 net operating loss carryforward that we are permitted to use in any taxable year is limited to 80% of our taxable income in such year, where taxable income is determined without regard to the net operating loss deduction itself. The Tax Act also generally eliminates the ability to carry back net operating losses to prior taxable years. There is also a risk that due to regulatory changes, such as suspensions of the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

The terms of the SVB Credit Facility and the Senior Subordinated Secured Convertible Note Purchase Agreement require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

Under the terms of the SVB Credit Facility, the Company can borrow up to $50.0 million on its revolving credit loan facility. Additionally, in May 2020, we issued senior subordinated convertible notes for an aggregate principal amount of $75 million, with an initial maturity date of May 20, 2025 (the “Initial Notes”). We had the ability to issue additional senior subordinated convertible notes for an aggregate principal amount of $75 million until the 12-month anniversary of the closing date, or May 20, 2021, pursuant to the Senior Subordinated Secured Convertible Note Purchase Agreement, or the Note Purchase Agreement (“Delayed Draw Notes”; the Initial Notes, together with the Delayed Draw Notes, hereinafter the “Notes”). We did not draw any additional amounts under the Delayed Draw Notes. The Initial Notes were issued for face amount net of a closing fee of 1.05% on the entire $150 million commitment for all Notes (corresponding to an original issue discount of 2.1% on the Initial Notes) and carry a fixed rate of 9.875% per annum. The interest is to be paid in kind by increasing the principal amount of the Initial Notes.

The SVB Credit Facility and the Note Purchase Agreement contain customary affirmative and negative covenants that either limit our ability to, or, if we make future draws, require a mandatory prepayment in the event we, incur additional indebtedness and liens, merge with other companies or consummate certain changes of control, acquire other companies, engage in new lines of business, make certain investments, pay dividends, transfer or dispose of assets, amend certain material agreements and enter into various specified transactions. As a result, we may not be able to engage in any of the foregoing transactions unless we obtain the consent of our lender or prepay any outstanding amount under the SVB Credit Facility or the Note Purchase Agreement. The SVB Credit Facility and the Note Purchase Agreement also contain certain financial covenants, including minimum revenue and cash balance requirements, and financial reporting requirements. Our obligations under the SVB Credit Facility and the Note Purchase Agreement are secured by substantially all of our property, with limited exceptions, including our intellectual property. We may not be able to generate sufficient cash flow or sales to meet our financial covenants or, if we make future draws, pay the principal and interest under the SVB Credit Facility the Note Purchase Agreement. Furthermore, if we made a subsequent draw, our future working capital, borrowings or equity financings could be unavailable to repay or refinance the amounts outstanding under the SVB Credit Facility. In the event of a liquidation, our lenders would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our common stock would receive a portion of any liquidation proceeds only if all of our creditors, including our lenders, were first repaid in full. Any declaration by our lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

As of January 31, 2021, we did not owe any principal or accrued interest under the SVB Credit Facility. However, it is possible that we will in the future draw down on the SVB Credit Facility or the convertible note or enter into new debt obligations. As of January 31, 2021, principal and accrued interest on the convertible note was $80.4 million. Our ability to make scheduled payments or to refinance such debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. We may be unable to maintain a level of cash balances or cash flows sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the SVB Credit Facility or the Note Purchase Agreement, we may be required to repay any outstanding amounts earlier than anticipated. If for any reason we become unable to service our debt obligations under the SVB Credit Facility or the Note Purchase Agreement, or any new debt obligations that we may enter into from time to time, holders of our common stock would be exposed to the risk that their holdings could be lost in an event of a default under such debt obligations and a foreclosure and sale of our assets for an amount that is less than the outstanding debt.

Unfavorable conditions in our industry or the economy more generally or reductions in information technology spending could limit our ability to grow our business and adversely affect our results of operations and financial condition.

Our results of operations may vary based on the impact of changes in our industry or the economy more generally on us or our customers. This risk is presently heightened by the uncertain economic impact of the ongoing COVID-19 pandemic. Our business and results of operations depend on demand for information technology generally and for Unified-CXM solutions in particular, which in turn is influenced by the scale of business that our customers are conducting. Weak economic conditions, either in the United States or internationally, including as a result of changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes or conflict, could cause a decrease in business investments, including spending on information technology generally. To the extent that weak economic conditions cause our existing customers or potential customers to reduce their budget for Unified-CXM solutions or to perceive spending on such systems as discretionary, demand for our Unified-CXM platform may be adversely affected. Moreover, customers and potential customers may require extended billing terms and other financial concessions, which would limit our ability to grow our business and adversely affect our business, results of operations and financial condition.

Our business could be adversely impacted by changes in laws and regulations related to the Internet or changes in access to the Internet generally.

The future success of our business depends upon the continued use of the Internet as a primary medium for communication, business applications and commerce. Federal or state government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Legislators, regulators or government bodies or agencies may also make legal or regulatory changes or interpret or apply existing laws or regulations that relate to the use of the Internet in new and materially different ways. Changes in these laws, regulations or interpretations could require us to modify our Unified-CXM platform in order to comply with these changes, to incur substantial additional costs or divert resources that could otherwise be deployed to grow our business, or expose us to unanticipated civil or criminal liability, among other things.

In addition, government agencies and private organizations have imposed, and may in the future impose, additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. Internet access is frequently provided by companies that have significant market power and could take actions that degrade, disrupt or increase the cost of our customers’ use of our Unified-CXM platform, which could negatively impact our business. In December 2017, the Federal Communications Commission, or FCC, voted to repeal its “net neutrality” Open Internet rules, effective June 2018. The rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. The FCC’s new rules, which took effect on June 11, 2018, repealed the neutrality obligations imposed by the Open Internet rules and granted providers of broadband internet access services greater freedom to make changes to their services, including, potentially, changes that may discriminate against or harm our business. A number of parties have appealed this order, which is currently being reviewed by the United States Court of Appeals for the Federal Circuit. Should the net neutrality rules be relaxed or eliminated, we could incur greater operating expenses or our customers’ use of our Unified-CXM platform could be adversely affected, either of which could harm our business and results of operations.

These developments could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based platforms and services such as ours, increased costs to us or the disruption of our business. In addition, as the Internet continues to experience growth in the numbers of users, frequency of use and amount of data transmitted, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by data security and privacy issues, and the Internet has experienced a variety of outages and other degradations as a result of damage to portions of its infrastructure. If the use of the Internet generally, or our Unified-CXM platform specifically, is adversely affected by these or other issues, we could be forced to incur substantial costs, demand for our Unified-CXM platform could decline and our results of operations and financial condition could be harmed.

Our current estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Our current estimates and forecasts included in this prospectus relating to size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasts included in this prospectus, our business may not grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

Building a culture where everyone is happier and can thrive personally and professionally is the cornerstone of our philosophy. We create an environment of happier employees by building a values-based culture with rich communications, manager and employee action planning, competitive pay and benefits, and a culture where everyone feels like they belong and are valued. We recruit, retain and invest in the development of the best talent in the world. Externally, we have been recognized as a best place to work by several national media outlets. See “Business—Culture and Employees” for more information.

As our organization grows and evolves, we may need to implement more complex organizational management structures or adapt our corporate culture and work environments to ever-changing circumstances, such as during times of a natural disasters or pandemics, including COVID-19. These changes could have an adverse impact on our corporate culture We also expect to continue to hire aggressively as we expand but if we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity and teamwork we believe we need to support our growth. Moreover, many of our employees may be able to receive significant proceeds from sales of our common stock in the public markets after this offering, which could lead to disparities of wealth among our employees that adversely affects relations among employees and our culture in general. Our substantial anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of our financial statements in conformity with United States generally accepted accounting principles, or GAAP, requires management to make judgments, estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes thereto included elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock. Significant judgments, estimates and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, income taxes, goodwill and intangible assets.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. We have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

Our current controls and any new controls that we develop may become inadequate because of changes in the conditions in our business, including increased complexity resulting from our international expansion. Further, weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely adversely affect the market price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business, results of operations and financial condition and could cause a decline in the market price of our Class A common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have chosen to take advantage of such extended transition period, and as a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the effective dates applicable to public companies.

We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and the market price of our Class A common stock may be more volatile and may decline.

Our management team has limited experience managing a public company.

Members of our senior management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

Risks Related to Ownership of Our Class A Common Stock and This Offering

There has been no prior public trading market for our Class A common stock, and an active trading market may not develop or be sustained following this offering.

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “CXM.” However, prior to this offering, there has been no prior public trading market for our Class A common stock. We cannot assure you that an active trading market for our Class A common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The initial public offering price of our Class A common stock will be determined through negotiation between us and the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering.

In addition, the market price of our Class A common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares of our Class A common stock.

The dual class structure of our common stock as contained in our certificate of incorporation has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our executive officers and directors and their affiliates, limiting your ability to influence corporate matters.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are offering in this initial public offering, has one vote per share. The holders of our Class B common stock immediately following this offering will beneficially hold approximately 92.4% of our outstanding capital stock but will control approximately 99.2% of the voting power of our outstanding capital stock following the completion of this offering. Therefore, the holders of Class B common stock will have control over our management and affairs and over all matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets, for the foreseeable future.

In addition, the holders of Class B common stock collectively will continue to be able to control all matters submitted to our stockholders for approval even if their stock holdings represent less than a majority of the outstanding shares of our common stock. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A common stock could be adversely affected.

FTSE Russell and Standard & Poor’s does not allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P

500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. In addition, we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and would make our Class A common stock less attractive to other investors. As a result, the trading price and volume of our Class A common stock could be adversely affected.

We cannot predict the impact our dual class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual class structure, combined with the concentrated control of our stockholders who held our capital stock prior to the completion of this offering, including our executive officers, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, as mentioned above certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in many indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The market price of our Class A common stock could be volatile, and you could lose all or part of your investment.

Technology stocks have historically experienced high levels of volatility. The market price of our Class A common stock following this offering may fluctuate substantially and be higher or lower than the initial public offering price, depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	announcements of new products, solutions or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	changes in how enterprises perceive the benefits of our Unified-CXM platform and products;

•	departures of key personnel;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of large blocks of our common stock;

•	market manipulation, including coordinated buying or selling activities;

•	actual or anticipated changes or fluctuations in our results of operations;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	changes in actual or future expectations of investors or securities analysts;

•	actual or perceived significant data breach involving our Unified-CXM platform;

•	litigation involving us, our industry or both;

•	governmental or regulatory actions or audits;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events in our domestic and foreign markets; and

•	“flash crashes,” “freeze flashes” or other glitches that disrupt trading on the securities exchange on which we are listed.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If the market price of our Class A common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, results of operations and financial condition.

Substantial future sales could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of a large number of sales of shares of such stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock.

Sales of our Class A common stock may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

Upon the completion of this offering, our directors, executive officers and holders of 5% or more of our Class B common stock will beneficially own approximately 64.1% of our Class B common stock and will be able to exert significant control over us, which will limit your ability to influence the outcome of important transactions, including a change of control.

Upon completion of this offering, our directors, executive officers and holders of 5% or more of our outstanding common stock, and their respective affiliates, will beneficially own, in the aggregate, approximately 64.1% of the shares of our outstanding common stock, based on the number of shares outstanding as of April 30, 2021. See the section titled “Principal and Selling Stockholders” for additional information. As a result, our directors, executive officers and holders of 5% or more of our outstanding capital stock, and their respective affiliates, if acting together, will be able to determine or significantly influence all matters requiring stockholder approval, including the elections of directors, amendments of our organizational documents and approval of any merger, sale of assets or other major corporate transaction. These stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may delay, prevent or discourage acquisition proposals or other offers for our capital stock that you may feel are in your best interest as a stockholder and ultimately could deprive you of an opportunity to receive a premium for your Class A common stock as part of a sale of our company, which in turn might adversely affect the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the market price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If any of the analysts who cover us change their recommendation regarding our Class A common stock adversely, provide more favorable relative recommendations about our competitors or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which could cause the price and trading volume of our Class A common stock to decline.

We have broad discretion over the use of the proceeds from this offering, if any, and we may not use them effectively.

We intend to use the proceeds from this offering, if any, net of underwriting discounts and commissions and expenses payable by us, for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, solutions or businesses, although we have no present commitments or agreements to enter into any material acquisitions or investments. Accordingly, our management will have broad discretion in the application of the proceeds from this offering, if any, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used effectively. Because of the number and variability of factors that will determine our use of the proceeds from this offering, if any, their ultimate use may vary substantially from their currently intended use. Our investments may not yield a favorable return to our investors and may negatively impact the price of our Class A common stock. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations and financial condition. See the section titled “Use of Proceeds” for additional information.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The assumed initial public offering price of $19.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, is substantially higher than the as pro forma adjusted net tangible book value per share of our outstanding Class A common stock of $1.88 per share (after giving effect to the automatic conversion of our convertible preferred stock as of April 30, 2021 into shares of Class B common stock upon the completion of this offering and the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of our Class B common stock in connection with this offering, and the sale of our Class A common stock in this offering) as of April 30, 2021. Investors purchasing shares of our Class A common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Therefore, if you purchase Class A common stock in this offering, you will incur immediate dilution of $17.12 per share in the net tangible book value per share from the price you paid.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased shares prior to this offering. In addition, as of April 30, 2021, (1) options to purchase 48,309,417 shares of our Class B common stock with a weighted-average exercise price of approximately $5.78 per share were outstanding, (2) 450,000 shares of our Class B common stock were subject to RSUs, (3) 3,100,000 shares of our Class B common stock were subject to PSUs, (4) 231,000 shares of Class B common stock were issuable upon exercise of Class B common stock warrants, and (5) 2,500,000 shares of Class B common stock were issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock, which will become a warrant to purchase shares of Class B common stock upon the closing of this offering. The exercise of any of these additional securities would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” for additional information.

A substantial portion of the outstanding shares of our Class A common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Following the completion of this offering, we will have a total of 19,000,000 shares of Class A common stock outstanding. All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act, or Rule 144.

All of our directors and executive officers, and the holders of substantially all of our capital stock and securities exercisable for, or convertible into, our capital stock are subject to lock-up agreements with the underwriters or agreements with market stand-off provisions with us pursuant to which they have agreed that they will not, and will not publicly disclose an intention to, during the period ending immediately prior to the opening of trading on the NYSE on the second full trading day following the release of our regular earnings announcement for our fiscal quarter ending October 31, 2021 (such period, the “restricted period”), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock; provided that Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters may release any of the securities subject to these lock-up agreements at any time, subject to the applicable notice requirements.

In addition, the restricted period may be shortened with respect to a portion of the locked-up securities held by certain lock-up parties, and the lock-up agreements are subject to a number of exceptions. These agreements and exceptions are further described in the sections titled “Shares Eligible for Future Sale” and “Underwriting.” If not earlier released, all of the shares of Class B common stock will become eligible for sale upon expiration of the restricted period, except for any shares held by our affiliates as defined in Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to 130,316,144 shares of our Class B common stock will be entitled, under our Seventh Amended and Restated Investor Rights Agreement, dated as of October 7, 2020, as amended, or our IRA, to certain demand registration rights. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or upon settlement of outstanding RSU awards will be available for immediate resale in the United States in the open market.

Sales of our Class B common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations and financial condition.

As a public company, we will incur greater legal, accounting and other expenses than we incurred as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and the rules and regulations of the SEC and the listing standards of the New York Stock Exchange. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. Compliance with these requirements has increased and will continue to increase our legal, accounting and financial compliance costs and increase demand on our systems, making some activities more time-consuming and costly. We expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors. These increased costs and demands upon management could adversely affect our business, results of operations and financial condition.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult, including the following:

•	vacancies on our board of directors will be able to be filled only by our board of directors and not by stockholders;

•	our board of directors will be classified into three classes of directors with staggered three-year terms;

•	our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	a special meeting of our stockholders may only be called by a majority of our board of directors, the chairperson of our board of directors or our Chief Executive Officer;

•	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;

•	our amended and restated certificate of incorporation will not provide for cumulative voting;

•	our amended and restated certificate of incorporation will allow stockholders to remove directors only for cause;

•	certain amendments to our amended and restated certificate of incorporation will require the approval of the holders of at least 66 2⁄3% of our then-outstanding common stock;

•	authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our board of directors, without further action by our stockholders; and

•	certain litigation against us can only be brought in Delaware.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Our charter documents will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and that the federal district courts will be the exclusive forum for claims under the Securities Act of 1933, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for the following types of actions and proceedings under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

If a court were to find the exclusive-forum provision in our charter documents to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

You should not rely on an investment in our Class A common stock to provide dividend income. We have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. In addition, the SVB Credit Facility contains, and any future credit facility or financing we obtain may contain, terms limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, capital requirements, applicable contractual restrictions and such other factors as we may deem relevant. As a result, stockholders must rely on sales of their Class A common stock after price appreciation as the only way to realize any future gains on their investment.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because technology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

sprinklr

A letter from Ragy Thomas

Founder,
Chairman & CEO

A new channel emerges. Consumers adopt it to communicate with one another. And, eventually, businesses follow, using it to reach, engage, and listen to customers for everything from marketing to customer service.

The first time I saw it was during the shift from direct mail to email, 20 years ago.

Back then, I was building an email marketing platform for the enterprise with colleagues from an earlier startup. To do it, we had to invent different capabilities: content planning, publishing, approval workflows, automation, governance — everything a large company would need to use email as a channel to communicate with customers at scale.

Fast forward to the mid-2000s. There wasn't one new channel emerging. There were dozens. And they were coming rapidly, one after another, in different countries around the world. The proliferation has only continued, with channels like Google Messages, TikTok, and Apple Business Chat in the last few years alone.

The pattern was familiar, but these modern channels were unlike any of the traditional ones — direct mail, phone, and email — that had come before. Communication was no longer one-to-one, but many-to-many, with billions of people connected to each other. They were sharing more information than ever about themselves, what they care about, and what they think of products and services — and trusting one another more than they trust brands. Their expectations had changed, wanting to be known and served, on demand and on their terms.

It was clear we were entering a new world of business. A world where consumers were not only connected, but empowered. Where they could advocate and criticize on public platforms, making or breaking a brand's reputation in the process. And where what they say is defined by one thing: their ***experience*** — a feeling shaped by every interaction they have with a brand.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations regarding our revenue, expenses and other operating results;

•	our ability to acquire new customers and successfully engage new and existing customers;

•	our ability to sustain our profitability;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our growth strategies for our Unified-CXM platform;

•	the estimated addressable market opportunity for our Unified-CXM platform;

•	our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

•	our ability to effectively manage our growth, including any international expansion;

•	our ability to obtain, maintain, protect, defend or enforce our intellectual property or other proprietary rights and any costs associated therewith;

•	the effects of COVID-19 or other public health crises, including with respect to the current COVID-19 crisis in India;

•	our ability to compete effectively with existing competitors and new market entrants; and

•	the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. While we believe the industry and market data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $335.2 million (or approximately $369.1 million if the underwriters exercise their option to purchase additional shares of our Class A common stock from us in full) based on an assumed initial public offering price of $19.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share of Class A common stock would increase (decrease) the net proceeds to us from this offering by approximately $17.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $17.9 million, assuming the assumed initial public offering price of $19.00 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, and create a public market for our Class A common stock, and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including developing and enhancing our technical infrastructure, platform and services, expanding our research and development efforts and sales and marketing operations, meeting the increased compliance requirements associated with our transition to and operation as a public company, and expanding into new markets. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have binding agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have not declared or paid cash dividends on our capital stock. We cannot provide any assurance that we will declare or pay cash dividends on our common stock in the future. In addition, our ability to pay dividends on our capital stock is subject to restrictions under the terms of our credit facility with Silicon Valley Bank. For further details on our credit facility, see Note 7 to our consolidated financial statements included elsewhere in this prospectus. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of April 30, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into 120,902,273 shares of Class B common stock; (2) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering; and (3) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments set forth in the paragraph directly above and (2) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table, which contains unaudited information, together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	April 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands except share and per share amounts)
Cash, cash equivalents and marketable securities	$275,235	$275,235	$610,425

Senior subordinated secured convertible notes	80,863	—	—
Stockholders’ (deficit) equity:
Preferred stock, $0.00003 par value, no shares authorized, issued, and outstanding, actual, and 20,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Convertible preferred stock, $0.00003 par value, 122,309,253 shares authorized, 120,902,273 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	424,922	—	—
Common stock, $0.00003 par value, 313,000,000 authorized, 101,147,983 shares issued and outstanding, actual, and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	4	—	—
Class A common stock, $0.00003 par value, no shares authorized, issued and outstanding, actual, shares authorized and no shares issued and outstanding, pro forma, 2,000,000,000 shares authorized and 19,000,000 shares issued and outstanding, pro forma as adjusted	—	—	1
Class B common stock, $0.00003 par value, no shares authorized, issued and outstanding, actual, 310,000,000 shares authorized and 231,464,126 shares issued and outstanding, pro forma and pro forma as adjusted	—	8	8
Treasury stock at cost, 14,130,784 shares as of April 30, 2021	(23,831)	(23,831)	(23,831)
Additional paid-in capital	138,724	644,575	979,764
Accumulated other comprehensive loss (income)	387	387	387
Accumulated deficit	$(355,977)	(355,977)	(355,977)

Total stockholders’ (deficit) equity	$184,299	$265,162	$600,352

Total capitalization	$265,162	$265,162	$600,352

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $17.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $17.9 million, assuming the assumed initial public offering price of $19.00 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock outstanding and 231,464,126 shares of Class B common stock outstanding as of April 30, 2021, and excludes:

•	48,309,417 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 30, 2021, under our 2011 Plan with a weighted-average exercise price of $5.78 per share;

•

2,122,319 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after April 30, 2021 through June 11, 2021 pursuant to our 2011 Plan with an weighted average exercise price of $13.24 per share;

•	231,000 shares of Class B common stock issuable upon exercise of Class B common stock warrants, at an exercise price of $0.08 per share;

•

2,500,000 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock, which will become a warrant to purchase shares of Class B common stock upon the closing of this offering, at an exercise price of $10.00 per share;

•	450,000 shares of our Class B common stock subject to RSUs outstanding as of April 30, 2021, under our 2011 Plan;

•	3,100,000 shares of our Class B common stock subject to performance stock units, PSUs, outstanding as of April 30, 2021, under our 2011 Plan;

•	75,000 shares of our Class B common stock subject to PSUs granted after April 30, 2021, under our 2011 Plan;

•

the conversion of a portion of certain of our employees’ base salary into 1,769,945 shares of our Class B common stock pursuant to our Salary for Stock Exchange Program, or the Exchange Program, in June 2021;

•	81,682 shares of Class A common stock underlying the Director IPO Grants;

•

25,480,000 shares of Class A common stock reserved for future issuance under our 2021 Plan, plus any future increases, including annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under our 2021 Plan, and any shares underlying outstanding stock awards granted under our 2011 Plan (not to exceed 54,921,680 shares) that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

5,100,000 shares of Class A common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our Class A common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of April 30, 2021 was $135.1 million, or $0.59 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of April 30, 2021, after giving effect to (1) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 120,902,273 shares of Class B common stock in connection with this offering; (2) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering; and (3) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of 19,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of April 30, 2021 would have been $470.3 million, or $1.88 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $1.29 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $ 17.12 per share to new investors purchasing Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$19.00
Pro forma net tangible book value per share as of April 30, 2021	$0.59
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	1.29

Pro forma as adjusted net tangible book value per share after this offering		1.88

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$17.12

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.07 per share and increase (decrease) the dilution to new investors by $0.93 per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $0.07 per share and increase (decrease) the dilution to new investors by approximately $0.93 per share, assuming the assumed initial public offering price of $19.00 per share of Class A common stock remains the same, and after deducting estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $1.86 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $17.14 per share.

The following table summarizes, as of April 30, 2021, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders, and (2) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	231,464,126	92.4%	$556,300,976	60.6%	$2.40
New investors	19,000,000	7.6	361,000,000	39.4	$19.00

Totals	250,464,126	100.0%	$917,300,976	100.0%	$3.66

Each $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $19.0 million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on no shares of Class A common stock and 231,464,126 shares of Class B common stock outstanding as of April 30, 2021, and excludes:

•	48,309,417 shares of Class B common stock issuable on the exercise of stock options outstanding as of April 30, 2021, under our 2011 Plan with a weighted-average exercise price of $5.78 per share;

•

2,122,319 shares of Class B common stock issuable upon the exercise of outstanding stock options granted after April 30, 2021 through June 11, 2021 pursuant to our 2011 Plan with an weighted average exercise price of $13.24 per share;

•	231,000 shares of Class B common stock issuable upon exercise of Class B common stock warrants, at an exercise price of $0.08 per share;

•

2,500,000 shares of Class B common stock issuable upon the exercise of a warrant to purchase shares of our convertible preferred stock, which will become a warrant to purchase shares of Class B common stock upon the closing of this offering, at an exercise price of $10.00 per share;

•	450,000 shares of our Class B common stock subject to RSUs outstanding as of April 30, 2021, under our 2011 Plan;

•	3,100,000 shares of our Class B common stock subject to PSUs outstanding as of April 30, 2021, under our 2011 Plan;

•	75,000 shares of our Class B common stock subject to PSUs granted after April 30, 2021, under our 2011 Plan;

•

the conversion of a portion of certain of our employees’ base salary into 1,769,945 shares of our Class B common stock pursuant to our Salary for Stock Exchange Program, or the Exchange Program, in June 2021;

•	81,682 shares of Class A common stock underlying the Director IPO Grants;

•	25,480,000 shares of Class A common stock reserved for future issuance under our 2021 Plan, plus any future increases, including annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under our 2021 Plan, and any shares underlying outstanding stock awards granted under our 2011 Plan (not to exceed 54,921,680 shares) that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Employee Benefit Plans”; and

•

5,100,000 shares of Class A common stock reserved for issuance under our ESPP, as well as any future increases, including annual automatic evergreen increases, in the number of shares of Class A common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2011 Plan as of April 30, 2021 were exercised or settled, then our existing stockholders, including the holders of these options, would own 93.6% and our new investors would own 6.4% of the total number of shares of our Class A common stock and Class B common stock outstanding on the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The last day of our fiscal year is January 31. Our fiscal quarters end on April 30, July 31, October 31, and January 31. References to fiscal years 2019, 2020, and 2021 in this prospectus refer to our fiscal years ended January 31, 2019, 2020, and 2021, respectively.

Overview

Sprinklr empowers the world’s largest and most loved brands to make their customers happier.

We do this with a new category of enterprise software – Unified Customer Experience Management, or Unified-CXM – that enables every customer-facing function across the front office, from Customer Care to Marketing, to collaborate across internal silos, communicate across digital channels, and leverage a complete suite of modern capabilities to deliver better, more human customer experiences at scale – all on one unified, AI-powered platform.

Our Unified-CXM platform utilizes an architecture purpose-built for managing CXM data and is powered by proprietary artificial intelligence, or AI, collaborative workflow, seamless automation, broad-based listening, and customer-led governance to help enterprises analyze massive amounts of unstructured and structured data. Our platform was designed and built to handle massive scale and captures over 500 million conversations and makes over 10 billion AI predictions every day, publishes over 20 million brand messages, and handles more than 15 million customer cases every month, while also tracking 35,000 brands and influencers and managing over 2 billion profiles across all digital channels. Our four product suites currently include:

•

Modern Research. Modern Research enables our customers to listen, learn and act on insights gleaned from modern channels. With Modern Research, our customers can improve products and services and mitigate risk by leveraging actionable insights derived from real-time, voice-of-the-customer conversations using AI. Our customers can save time with automated alerts and insights customized by industry. They can also manage brand risk by proactively detecting and managing crises.

•

Modern Care. Modern Care allows our customers to listen to, route, resolve and analyze their customer service issues. With Modern Care, our customers can reduce costs by scaling customer care operations on modern channels more efficiently. Our customers can also improve customer satisfaction by reducing response times and improving quality through automation and AI. They can also convert Care from a cost center to a profit center by improving collaboration with marketing and sales functions.

•

Modern Marketing and Advertising. Modern Marketing and Advertising allows our customers to plan, produce, execute and analyze their marketing campaigns. We help our customers increase the ROI of content and advertising spend using integrations, AI and automation. They save time by enabling agile marketing with automated workflows and also manage brand risk with approval processes, structured roles and governance rules.

•

Modern Sales and Engagement. Modern Sales and Engagement helps our customers listen to, route, engage with, and analyze conversations across modern channels. Our customers leverage AI, governance and automation to increase revenue, reduce churn and manage risk by engaging more of their potential customers on their channel of choice.

We generate revenue from the sale of subscriptions to our Unified-CXM platform and related professional services. Our platform includes products that are licensed on a per-user basis as well as products that are licensed based on different tiers of volume. Our scalable pricing model allows us to capture more spend as more of our customers’ employees access the platform and the volume of CXM data being processed through the platform increases, providing us with a substantial opportunity to increase the lifetime value of our customer relationships.

We have an efficient, product-driven go-to-market strategy that has enabled us to scale rapidly. Our go-to-market approach is driven by the strength and innovation of our platform and a relentless focus on addressing the needs of our customers. We have purpose-built our platform to be equally effective for specific use cases and for global, enterprise-wide adoption of Unified-CXM. Enterprises often grow their usage of our platform from their initial use cases and expand to use higher volumes and additional products. Capturing a single unified view of the consumer in our platform creates a natural network effect that drives expansion across teams and departments as organizations seek to create a seamless experience for their customers across those different departments. We generate sales primarily through a combination of sales, marketing, our partner alliances and also by engaging with our existing customers to deepen their adoption and use of our platform. We operate a largely direct sales organization around the world including inside sales, field sales and customer success personnel who are organized by geography and, to a lesser degree, by vertical.

We believe our Unified-CXM platform is highly effective for organizations of all sizes and we have a highly diverse group of customers across a broad array of industries and geographies. We focus primarily on selling our platform to large global enterprises, as we believe we have significant competitive advantages attracting and serving such organizations given their complex needs and the broad capabilities our platform offers.

As of April 30, 2021, we had 1,021 customers spanning organizations of a broad range of sizes and industries, including more than 50% of the Fortune 100 companies, compared to 957 customers as of April 30, 2020.

We believe that our ability to increase the number of large customers is an indicator of our market penetration, strategic demand for our platform, the growth of our business, and our potential future business opportunities. Increasing awareness of our platform and its broad range of capabilities, coupled with the mainstream adoption of cloud-based technology, has expanded the diversity of our large customer base to include organizations of different sizes across virtually all industries. We define our large customers as customers with greater than or equal to $1.0 million in subscription revenue on a trailing 12-month basis, as of the period presented. As of April 30, 2021, we had 69 large customers compared to 53 as of April 30, 2020. For the fiscal year ended January 31, 2021, subscription revenue generated by our large customers represented approximately 47% of our subscription revenues, compared with 44% for the fiscal year ended January 31, 2020. For the three months ended April 30, 2021, subscription revenue generated by our large customers represented approximately 46% of our subscription revenues, compared with 44% for the three months ended April 30, 2020.

Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies and government departments along with non-profit and educational institutions. Our customers are located in over 60 countries and use our AI powered Unified-CXM platform in over 50 languages. Our platform also creates a highly scalable and capital-efficient model, with increased adoption of our platform across functions within an organization. As modern channels become critical for all aspects of the customer experience, including brand awareness, customer acquisition, retention and reputation management, we expect that our customers will increase adoption of our platform across departments. For the fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, no single customer represented more than 5% of our revenue.

Our business has experienced rapid growth. We generated revenue of $324.3 million and $386.9 million in fiscal years 2020 and 2021, respectively, representing year-over-year growth of 19%, and revenue of $93.0 million and $111.0 million in the three months ended April 30, 2020 and 2021, respectively, representing year-over-year growth of 19%. Subscription revenue accounted for approximately 86%, 88%, 88% and 87% of our revenue for fiscal years 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. We have been steadily improving our gross margins and we continue to invest in our sales and marketing efforts to acquire new customers and grow our existing customers. Our net loss was $39.1 million and $41.2 million for the fiscal years 2020 and 2021, and $11.2 million and $14.7 million in the three months ended April 30, 2020 and 2021, respectively. Our non-GAAP operating loss was $24.5 million for the fiscal year 2020 and our non-GAAP operating profit was $16.9 million for the fiscal year 2021. Our non-GAAP operating loss was $4.0 million and $1.7 million for the three months ended April 30, 2020 and 2021, respectively. Net cash provided by (used in) operating activities was $19.0 million, $7.3 million, $27.6 million and $(10.4) million for the fiscal years 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Free cash flow was $13.8 million, $0.8 million, $26.1 million and $(12.6) million for the fiscal years 2020 and 2021 and three months ended April 30, 2020 and 2021, respectively. See the section titled “—Non-GAAP Financial Measures” for additional information regarding non-GAAP operating income, non-GAAP operating loss, free cash flow and a reconciliation to the most directly comparable GAAP measures, operating income, operating loss and net cash provided by (used in) operating activities.

Impact of COVID-19

In response to the COVID-19 pandemic, we have taken broad actions to mitigate the impact of this public health crisis on our business, including, among other measures, implementing a temporary work from home policy across all offices globally, new operating guidelines for our offices based on local conditions, restrictions on work-related travel, and additional wellness benefits for employees. In addition, our customers and partners have similarly been impacted, all of which have the potential to result in a significant disruption to how we operate our business. Although we believe our business is well-suited to navigate the current environment, the ultimate duration and extent of the COVID-19 pandemic cannot be accurately predicted at this time, and the direct or indirect impact on our business, results of operations, and financial condition will depend on future developments that are highly uncertain. We have experienced, and may continue to experience, an adverse impact on certain parts of our business. The conditions caused by the pandemic have adversely affected or may in the future adversely affect, among other things, demand, spending by new customers, renewal and retention rates of existing customers, the length of our sales cycles, sales productivity, the value and duration of subscriptions, collections of accounts receivable, our IT and other expenses, our ability to recruit, and the ability of our employees to travel, all of which could adversely affect our business, results of operations, and financial condition. These impacts were more pronounced in the first half of fiscal year 2021 and have moderated throughout the second half of the fiscal year. We have seen a reduction in certain operating expenses due to reduced business travel and the virtualization or cancellation of customer and employee events. See the section titled “Risk Factors” for further discussion of the challenges and risks we have encountered and could encounter related to the COVID-19 pandemic. Due to our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our revenue until future periods.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

New Customer Acquisition

We are focused on continuing to acquire new customers to drive our long-term growth. As of April 30, 2021, we had 1,021 customers spanning organizations of a broad range of sizes and industries, compared to 957 customers as of April 30, 2020. We expect to continue to work closely with enterprises to solve their most pressing customer experience management needs, allowing us to innovate, maintain our industry leadership and attract new customers. Our sales and marketing efforts are focused primarily on large and mid-sized enterprises. For example, we focus our new customer acquisition efforts on three customer groups: Global Strategic Accounts, Large Enterprise Accounts and Enterprise Accounts. Our ability to grow each of these three groups is driven by scaling our marketing efforts and awareness of the depth and breadth of Sprinklr’s solution, and continuing to attract and retain a productive direct sales team. We intend to continue to expand our go-to-market efforts to address additional opportunities in new industries and geographies. We are also building out a network of systems integrators and implementation partners, as well as software and technology and consulting partners, that scale our coverage and help us to reach a broader base of potential customers than we would be able to on our own, both domestically and internationally. Our comprehensive Unified-CXM platform provides multiple entry points for a broad range of enterprises, and while we must continue to attract new customers to drive growth in the future, our sales and marketing efforts are currently focused primarily on a limited number of large and mid-sized enterprises.

Our ability to attract new customers, and, in particular, large and mid-sized enterprise customers, will depend on a number of factors, including our customers’ satisfaction with our Unified-CXM platform, competition, pricing, overall changes in our customers’ spending levels and the effectiveness of our efforts to help our customers realize the benefits of our Unified-CXM platform.

We define a customer as an organization from which we derive subscription revenue during the last month of the period. A single organization with multiple divisions, segments or subsidiaries is generally counted as a single customer.

Expand Sales to Existing Customers

In addition to acquiring new customers our business model relies on expanding our relationships with existing customers over time. We have a history of driving expanded use through up-selling our platform across the enterprise and cross-selling through the subsequent deployment of additional products. By increasing recurring billings for customers over time, we can significantly increase the return on our upfront sales and marketing investments. As a result, our results of operations will depend in part on the degree to which our land and expand model is successful. Our ability to increase sales to existing customers will depend on a number of factors, including our customers’ satisfaction with our platform, competition, pricing and overall changes in our customers’ spending levels.

The chart below illustrates the trailing 12-month subscription revenue of each cohort over the periods presented with each cohort representing customers who made their first purchase from us in a given fiscal year. For example, the FY16 cohort includes all customers that purchased their first subscription from us between February 1, 2015 and January 31, 2016. Our trailing 12-month subscription revenue from customers for the FY15 cohort, FY16 cohort, FY17 cohort, FY18 cohort, FY19 cohort and FY20 cohort in FY21 represent an increase over each cohort’s initial aggregate trailing 12-month subscription revenue by 3.5x, 2.7x, 2.4x, 2.6x, 2.5x and 2.6x respectively. Our trailing 12-month subscription revenue from customers for the FY14 cohort and all prior cohorts represent an increase of 11.9x over the aggregate trailing 12-month subscription revenue at the end of fiscal year 2014 for the FY14 cohort and all prior cohorts.

We calculate our dollar-based net revenue expansion rate, or net dollar expansion rate, to measure our ability to retain and expand subscription revenue from our existing customers because we believe it is an indicator of the value that our platform delivers to customers. Our net dollar expansion rate compares our subscription revenue from the same set of customers across comparable periods and reflects customer renewals, expansion, contraction and churn. We calculate our net dollar expansion rate by dividing (1) subscription revenue in the trailing 12-month period from those customers who were on our platform during the prior 12-month period by (2) subscription revenue from the same customers in the prior 12-month period. Our net dollar expansion rate, on a trailing 12-month basis, was 117%, 118%, 117%, 118% and 114% for the 12-month periods ending April 30, 2020, July 30, 2020, October 31, 2020, January 31, 2021 and April 30, 2021, respectively.

Pace of Adoption of Unified-CXM Solutions

Our ability to grow our customer base and drive market adoption of our platform is affected by the overall demand for Unified-CXM solutions. We believe the market is still in the early stages of adopting Unified-CXM solutions. We expect as the awareness that experiences are critical to enterprises increases, the need for Unified-CXM solutions, particularly a comprehensive platform such as ours, will increase. As a result, our customer base and the breadth and deployment of usage of our platform will also increase. Further, we have established a leadership position in the Unified-CXM market, and we believe our investments in our partner ecosystem will further drive the awareness and adoption of our platform. While we do not believe that any of our competitors currently offer an AI-driven comprehensive solution for Unified-CXM, certain competitors offer point solutions that compete with specific products within the broad range of products offered on our platform, and potential customers may believe that such point solutions are sufficient for their needs. In addition, some potential customers have elected, and may in the future elect, to rely on Customer Relationship Management, or CRM, Enterprise Resource Planning, or ERP or Human Capital Management, or HCM, systems or to develop their own internal customer experience management solutions. It is difficult to predict adoption rates and demand and the future growth rate and size of the market for experience management solutions or the entry of competitive products, and we will need to continue to innovate in the face of a rapidly-changing industry to extend our leadership and grow our business.

Investments in Growth

We intend to continue to invest in our business to capitalize on our large and growing market opportunity. We plan to further invest in research and development to extend our technology leadership and enhance the functionality of our platform. We will also continue to invest in sales and marketing activities to acquire new customers and increase sales to existing customers. We also expect to incur additional general and administrative expenses to support our growth and our transition to a publicly traded company. We also intend to continue to invest in our international operations, which will increase expenses and capital expenditures. Further, we intend to continue investing in our joint go-to-market efforts with strategic partners, which we believe will help extend our sales reach and provide services leverage. As cost of revenue and operating expenses vary over time, we may experience negative impacts to our results of operations and cash flows, but we are undertaking such investments with the belief that they will contribute to long-term growth.

Components of Results of Operations

Revenue

We generate revenue from the sale of subscriptions to our Unified-CXM cloud-based software platform and related professional services.

Subscription revenue consists primarily of fees from customers accessing our proprietary Unified-CXM platform, as well as related support services. Subscription revenue is generally recognized ratably over the related contract term beginning on the commencement date of each contract, which is generally the date our service is made available to customers. Our subscriptions typically have a term of one to three years with an average term of approximately 18 months. We generally invoice our customers in annual installments at the beginning of each year in the subscription period.

Professional services revenue consists of fees associated with providing services that assist our customers with the configuration and optimization of our Unified-CXM software. These fees also include managed services fees where our consultants work as part of our customers’ teams to help leverage the subscription services to execute on their customer experience management goals and enablement services which consist of initial design, configuration and education services.

Costs of Revenue

Costs of Subscription Revenue

Costs of subscription revenue consists primarily of costs to host our software platform, data costs including cost of third-party data utilized in our platform, personnel-related expenses for our subscription and support operations personnel, including salaries, benefits, bonuses, and stock-based compensation professional fees, software costs, travel expenses, the amortization of our capitalized internal-use software and allocated overhead expenses including facilities costs for our subscription and support operations. We expect that costs of subscription revenue will increase in absolute dollars as we expand our customer base and make continued investments in our cloud infrastructure and support organization.

Costs of Professional Services Revenue

Costs of professional services revenue consists primarily of personnel-related expenses for our professional services personnel, professional fees, software costs, subcontractor costs, travel expenses and allocated overhead expenses, including facilities costs, for our professional services organization. We expect our cost of professional services revenue will increase in absolute dollars as we expand our customer base.

Gross Profit and Gross Margin

Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. We expect that gross profit and gross margin will continue to be affected by various factors including our pricing, our mix of revenues and the costs required to deliver those revenues.

Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue so our gross margin may vary from period to period if our mix of revenue or cost of revenue fluctuates. In addition, because personnel-related expenses represent the largest component in cost of professional services revenue, we may experience changes in our professional services gross margin due to the timing of the delivery of those services. We expect our gross margin may vary from period to period and increase modestly in the long term. The level and timing of investment in our professional services business could affect our cost of revenue in the future and cause our gross margin to fluctuate.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses.

Research and Development Expenses

Research and development expenses consist primarily of costs relating to the maintenance, continued development and enhancement of our cloud-based software platform and include personnel-related expenses for our research and development organization, professional fees, travel expenses and allocated overhead expenses, including facilities costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization. We expect research and development expenses to increase in absolute dollars as we continue to invest in enhancing and expanding the capabilities of our Unified-CXM platform.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel-related expenses for our sales and marketing organization, professional fees, software costs, advertising, marketing, promotional and brand awareness activities, travel expenses and allocated overhead expense, including facilities costs. Sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer and are deferred and amortized on a straight-line basis over the expected period of benefit. We intend to continue to invest in sales and marketing to help drive the growth of our business. During the short term we expect travel expenses to remain lower than our historical norms as we focus our marketing and sales activities on virtual platforms. However, we expect our sales and marketing expenses will increase in absolute dollars as we continue to invest in sales and marketing activities to acquire new customers and increase sales to existing customers. In the long term, we expect sales and marketing expenses will decline as a percentage of revenue.

General and Administrative Expenses

General and administrative expenses include personnel costs associated with administrative services such as legal, human resources, information technology, accounting, and finance functions, as well as professional fees, software costs, travel expenses and allocated overhead expense, including facilities costs and any corporate overhead expenses not allocated to other expense categories.

We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business. We also anticipate that we will incur additional costs for employees and third-party consulting services as we prepare to become and operate as a public company which may cause our general and administrative expenses to fluctuate as a percentage of revenue from period to period.

Other Expense, net

Other expense, net, consists of interest expense, interest income on invested cash and cash equivalents and marketable securities, foreign currency transaction gains and losses and other expenses and gains.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and U.S. jurisdictions in which we conduct business. Our annual estimated effective tax rate differed from the U.S. federal statutory rate primarily due to a full valuation allowance related to our U.S. deferred tax assets, partially offset by U.S. state taxes and foreign tax rate differential on non-U.S. income.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated. The information for the three months ended April 30, 2020 and 2021 is unaudited and has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus.

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Revenue:
Subscription	$278,459	$339,586	$81,660	$96,772
Professional services	45,817	47,344	11,328	14,207

Total revenue:	324,276	386,930	92,988	110,979
Costs of revenue:
Costs of subscription(1)	77,796	77,033	19,939	21,051
Costs of professional services(1)	45,363	45,049	11,523	10,657

Total costs of revenue	123,159	122,082	31,462	31,708

Gross profit	201,117	264,848	61,526	79,271
Operating expenses:
Research and development(1)	32,481	40,280	8,328	13,128
Sales and marketing(1)(2)	163,360	189,011	49,559	60,638
General and administrative(1)	40,171	64,348	11,541	16,207

Total operating expenses	236,012	293,639	69,428	89,973

Operating loss	(34,895)	(28,791)	(7,902)	(10,702)
Other expense, net	(927)	(8,616)	(1,893)	(2,191)

Loss before provision for income taxes	(35,822)	(37,407)	(9,795)	(12,893)
Provision for income taxes	3,325	3,777	1,412	1,804

Net loss	(39,147)	(41,184)	(11,207)	(14,697)
Net loss attributable to redeemable noncontrolling interests	27	—	—	—

Net loss attributable to Sprinklr	$(39,120)	$(41,184)	$(11,207)	$(14,697)

Deemed dividend in relation to tender offer	$—	$(600)	$—	$—

Net loss attributable to Sprinklr common shares	$(39,120)	$(41,784)	$(11,207)	$(14,697)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Costs of subscription	$156	$2,012	$204	$378
Costs of professional services	357	1,658	138	284
Research and development	1,430	4,804	480	1,229
Sales and marketing	4,173	14,976	1,349	4,201
General and administrative	4,050	21,619	1,390	2,814

Total stock-based compensation	$10,166	$45,069	$3,561	$8,906

(2)	Includes amortization of acquired intangible assets as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Sales and marketing	$203	$626	$304	$82

Total	$203	$626	$304	$82

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenue:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
Revenue:
Subscription	86%	88%	88%	87%
Professional services	14%	12%	12%	13%

Total revenue	100%	100%	100%	100%
Costs of revenue:
Costs of subscription	24%	20%	21%	19%
Costs of professional services	14%	12%	12%	10%

Total costs of revenue	38%	32%	34%	29%

Gross profit
Operating expenses:
Research and development	10%	10%	9%	12%
Sales and marketing	50%	49%	53%	55%
General and administrative	12%	17%	12%	15%

Total operating expenses	73%	76%	75%	81%

Operating loss	(11)%	(7)%	(8)%	(10)%
Other expense, net	0%	(2)%	(2)%	(2)%

Loss before provision for income taxes	(11)%	(10)%	(11)%	(12)%
Provision for income taxes	1%	1%	2%	2%

Net loss	(12)%	(11)%	(12)%	(13)%
Net loss attributable to redeemable noncontrolling interests	0%	0%	0%	0%

Net loss attributable to Sprinklr	(12)%	(11)%	(12)%	(13)%
Deemed dividend in relation to tender offer	0%	0%	0%	0%

Net loss attributable to Sprinklr common shares	(12)%	(11)%	(12)%	(13)%

Comparison of the Three Months Ended April 30, 2020 and 2021

Revenue

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Subscription	$81,660	$96,772	$15,112	19%
Professional services	11,328	14,207	2,879	25%

Total Revenues:	$92,988	$110,979	$17,991	19%

Total revenue increased $18.0 million, or 19%, in the three months ended April 30, 2021 compared to the three months ended April 30, 2020 and comprised an increase in subscription revenue of $15.1 million, or 19%, and an increase in professional services of $2.9 million, or 25%.

The increase in subscription revenue for the three months ended April 30, 2021 compared to the three months ended April 30, 2020 was due primarily to increased demand for our solutions from new and existing customers. Of the increase in subscription revenue for the three months ended April 30, 2021 compared to the three months ended April 30, 2020, approximately $13.3 million was attributable to existing customers and approximately $1.8 million was attributable to new customers. The increase in revenue from existing customers was driven by the purchase of additional quantities of current subscription solutions and the purchase of additional solutions within our platform.

The increase in professional services revenue for the three months ended April 30, 2021, compared to the three months ended April 30, 2020, was primarily due to an increase in enablement and managed services work performed in the three months ended April 30, 2021 compared to the prior year period.

Cost of Revenue and Gross Margin

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Costs of subscription revenue	$19,939	$21,051	$1,112	6%
Costs of professional services revenue	11,523	10,657	(866)	(8)%

Total costs of revenues	$31,462	$31,708	$246	1%

Gross margin - subscription	76%	78%
Gross margin - professional services	(2)%	25%

Total costs of revenue increased $0.2 million, or 1%, in the three months ended April 30, 2021 compared to three months ended April 30, 2020 and comprised an increase in costs of subscription revenue of $1.1 million, or 6%, partially offset by a decrease in costs of professional services of $0.9 million, or 8%.

The increase in cost of subscription revenue was due primarily to a $0.8 million increase in the cost to host our software platform and a $0.4 million increase in personnel costs, including a $0.2 million increase in stock-based compensation expense.

Our subscription gross margin increased by 2 percentage points in the three months ended April 30, 2021 compared to the three months ended April 30, 2020 primarily as a result of increased revenue and economies of scale in our third-party cloud infrastructure providers.

The decrease in cost of professional services revenue was due primarily to a $0.9 million decrease in subcontractor and consulting costs incurred in the three months ended April 30, 2021 compared to the prior year period and a $0.3 million decrease in travel-related expenses due to COVID-19 global travel restrictions. These decreases were partially offset by a $0.4 million increase in personnel costs, including $0.2 million of stock-based compensation expense, due to an increase in services employees headcount. The net decrease in cost of professional services revenue described above, combined with the increase in professional services revenue, resulted in a 27 percentage point increase in professional services gross margin.

Our low gross margin in professional services in the three months ended April 30, 2020 was primarily the result of the investments we made in personnel. We generally increase our capacity in professional services ahead of expected growth in revenue, which can result in low margins in the given investment period. Our professional services gross margin increased by 27 percentage points in the three months ended April 30, 2021 and was primarily the result of a decrease in costs compared to the three months ended April 30, 2021 and year-over-year growth in revenue and the timing of the delivery of services and increased utilization from our professional services team. We do not believe this is indicative of our professional services gross margins to be expected for fiscal 2022 or any future period. We expect our professional services gross margin will vary from period to period and generally increase modestly over the long-term..

Research and Development Expense

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Research and development	$8,328	$13,128	$4,800	58%
	9%	12%

Research and development expense increased $4.8 million, or 58%, in three months ended April 30, 2021 compared to the three months ended April 30, 2020.

The increase was primarily due to an $5.2 million increase in research and development personnel costs, including a $0.7 million increase in stock-based compensation expense, primarily due to an increase in headcount of research and development employees. This increase was partially offset by a $0.4 million decrease in travel-related expenses and a $0.3 million increase in internal-use software development costs that were capitalized.

Sales and Marketing Expense

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Sales and marketing	$49,559	$60,638	$11,079	22%
	53%	55%

Sales and marketing expense increased $11.1 million, or 22%, in the three months ended April 30, 2021 compared to the three months ended April 30, 2020. The increase was primarily due to a $10.3 million increase in personnel costs, including a $2.9 million increase in stock-based compensation, due primarily to increased headcount of sales and marketing employees. Additionally, commissions expense increased $2.5 million primarily due to an increase in customer contracts and revenue growth. These increases were partially offset by a $2.3 million decrease in meeting and travel-related expenses due to global travel restrictions.

General and Administrative Expense

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
General and administrative	$11,541	$16,207	$4,666	40%
	12%	15%

General and administrative expense increased $4.7 million, or 40%, in the three months ended April 30, 2021 compared to the three months ended April 30, 2020. The increase was primarily due to a $3.8 million increase in general and administrative employee personnel costs, including a $1.4 million increase in stock-based compensation expense, as we increased headcount to support growth, and a $1.3 million increase in legal and other professional service costs.

Other Expense, net

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Other expense, net	$(1,893)	$(2,191)	$298	16%
	(2)%	(2)%

Other expense, net, consists of interest expense, interest income on invested cash and cash equivalents and marketable securities, foreign currency transaction gains and losses and other expenses and gains.

Other expense, net increased $0.3 million, or 16%, in the three months ended April 30, 2021 compared to the three months ended April 30, 2020. The increase was primarily attributable to a $2.0 million increase in interest expense due to non-cash interest expense incurred on the senior subordinated secured convertible notes, or the Notes, partially offset by a $1.3 million decrease in foreign currency translation losses.

Provision for Income Taxes

	Three Months Ended April 30,
	2020	2021	Change
	(dollars in thousands)
Provision for income taxes	$1,412	$1,804	$392	28%
	2%	2%

Provision for income taxes consists primarily of income taxes related to foreign and U.S. state jurisdictions in which we conduct business. Our annual estimated effective tax rate differed from the U.S. federal statutory rate primarily due to a full valuation allowance related to our U.S. deferred tax assets, partially offset by U.S. state taxes and foreign tax rate differential on non-U.S. income. The increase in the income tax expense for three months ended April 30, 2021, compared to the three months ended April 30, 2020 was related to a higher foreign income tax liability on our non-U.S. subsidiaries and higher withholding taxes.

Comparison of Fiscal Years Ended January 31, 2020 and 2021

Revenue

	Year Ended January 31,
	2020	2021	Change
	(in thousands)
Subscription	$278,459	$339,586	$61,127	22%
Professional services	45,817	47,344	1,527	3%

Total revenue:	$324,276	$386,930	$62,654	19%

Total revenue increased $62.7 million, or 19%, in fiscal year 2021, compared to the fiscal year 2020 and comprised an increase in subscription revenue of $61.1 million, or 22%, and an increase in professional services of $1.5 million, or 3%.

The increase in subscription revenue for fiscal year 2021 compared to the fiscal year 2020 was due primarily to increased demand for our solutions from new and existing customers. Of the increase in subscription revenue for the fiscal year 2021 compared to the fiscal year 2020, approximately $40.9 million was attributable to existing customers and approximately $20.2 million was attributable to new customers. The increase in revenue from existing customers was driven by upgrades of current subscription solutions and the purchase of additional solutions within our platform.

We delivered a similar amount of professional services in the fiscal year 2021 compared to the fiscal year 2020.

Costs of Revenue and Gross Margin

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
Costs of subscription revenue	$77,796	$77,033	$(763)	(1)%
Costs of professional services revenue	45,363	45,049	(314)	(1)%

Total costs of revenue	$123,159	$122,082	$(1,077)	(1)%

Gross margin—subscription	72%	77%
Gross margin—professional services	1%	5%

Total costs of revenue decreased $1.1 million in the fiscal year 2021 compared to fiscal year 2020 and comprised a decrease in costs of subscription revenue of $0.8 million, partially offset by a decrease in costs of professional services of $0.3 million.

Costs of subscription revenue was $77.0 million for the fiscal year 2021, compared to $77.8 million for the fiscal year 2020, a decrease of $0.8 million, or 2%. The decrease in cost of subscription revenue was due primarily to a reduction in the cost to host our software platform driven by economies obtained from renegotiating vendor contracts due to the scale of our business.

Our subscription gross margin increased by 5 percentage points in the fiscal year 2021 compared to fiscal year 2020 primarily as a result of increased revenue and cost savings from our third-party cloud infrastructure providers.

Costs of professional services revenue was $45.0 million for the fiscal year 2021, compared to $45.4 million for the fiscal year 2020, a decrease of $0.3 million. Within cost of professional services revenue, personnel costs increased $2.7 million due to an increase in services employees headcount and a $1.3 million increase in stock-based compensation expense attributable to services employees, partially offset by a $2.2 million decrease in travel-related expenses due to COVID-19 global travel restrictions and a $2.3 million decrease in subcontractor costs.

Our low gross margins in professional services for the fiscal years ended January 31, 2020 and 2021 are primarily the result of the investments we have made in personnel. We generally increase our capacity in professional services ahead of expected growth in revenue, which can result in low margins in the given investment period. Our professional services gross margin increased by 4 percentage points in the fiscal year 2021 and was primarily the result of year over year growth in revenue and a slight decrease in costs compared to fiscal year 2020. We expect our gross margin will vary from period to period and increase modestly over the long term.

Research and Development Expense

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
Research and development	$32,481	$40,280	$7,799	24%
% of revenue	10%	10%

Research and development expense increased $7.8 million, or 24%, in the fiscal year 2021 compared to fiscal year 2020. The increase was primarily due to an $8.0 million increase in research and development personnel costs primarily due to an increase in headcount of research and development employees and a $3.4 million increase in stock-based compensation associated with research and development employees, $1.2 million of which was attributable to a stock-based compensation charge in connection the sale of common stock by an employee to our Series G investors and a $1.0 million stock-based compensation charge in connection with a tender offer transaction. These increases were partially offset by a $1.3 million decrease in travel-related expenses, a $1.3 million increase in research and development costs that were capitalized and a $0.7 million decrease in the technology costs associated with our development and quality assurance environment.

Sales and Marketing Expense

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
Sales and marketing	$163,360	$189,011	$25,651	16%
% of revenue	50%	49%

Sales and marketing expense increased $25.7 million, or 16%, in the fiscal year 2021 compared to the fiscal year 2020. The increase was primarily due to a $23.0 million increase in personnel costs due increased headcount of sales and marketing employees to support growth, a $9.4 million increase in commissions expense associated with an increase in customer contracts and revenue growth and a $10.8 million increase in stock-based compensation associated with sales and marketing employees, $2.5 million of which is attributable to stock-based compensation charge in connection the sale of common stock by certain employees to the Company’s Series G investors and a $1.2 million stock-based compensation charge in connection with a tender offer transaction. These increases were partially offset by a $9.5 million decrease in meeting and travel-related expenses due to COVID-19 global travel restrictions, a $3.9 million decrease in marketing expenses, a $1.2 million decrease in professional fees and a $1.2 million decrease in employee recruitment costs, all associated with a precautionary spending moratorium associated with the COVID-19 virus.

General and Administrative Expense

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
General and administrative	$40,171	$64,348	$24,177	60%
% of revenue	12%	17%

General and administrative expense increased $24.2 million, or 60%, in the fiscal year 2021 compared to the fiscal year 2020. The increase was primarily due to a $17.6 million increase in stock-based compensation expense, $13.7 million of which is attributable to a stock-based compensation charge in connection with the sale of common stock by certain employees to the Company and certain of our investors. Additionally, general and administrative employee personnel costs increased $4.0 million due to increased headcount to support growth and a $2.2 million increase in legal and other professional service costs. These increases were partially offset by a decrease in meeting and travel-related expenses due to COVID-19 global travel restrictions.

Other Expense, net

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
Other expense, net	$(927)	$(8,616)	$7,689	(829)%
% of revenue	0%	(2)%

Other expense, net increased $7.7 million for fiscal year 2021 compared to fiscal year 2020. The increase was primarily attributable to a $5.7 million increase in interest expense primarily due to non-cash interest expense incurred on the Notes and a $0.9 million increase foreign currency translation losses. Other expense, net in the fiscal year 2020 included $0.5 million of income associated with indirect tax refunds received and a $0.4 million gain on early termination of an operating lease, with no comparable gains in the fiscal year 2021.

Provision for Income Taxes

	Year Ended January 31,
	2020	2021	Change
	(dollars in thousands)
Provision for income taxes	$3,325	$3,777	$452	14%
% of revenue	1%	1%

The increase in the income tax expense for the fiscal year 2021 compared to the fiscal year 2020 was related to a higher foreign income tax liability on our non-U.S. subsidiaries.

Unaudited Quarterly Results of Operations Data

The following tables set forth unaudited quarterly statements of operations data for each of the eight quarters presented. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly results are not necessarily indicative of our operating results to be expected for fiscal 2022 or any other future period.

	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 30, 2020	October 31, 2020	January 31, 2021	April 30, 2021
Revenue:	(dollars in thousands)
Subscription	$65,864	$71,600	$77,084	$81,660	$82,807	$85,040	$90,079	$96,772
Professional services	10,616	10,969	11,835	11,328	10,691	11,292	14,033	14,207

Total revenue	76,480	82,569	88,919	92,988	93,498	96,332	104,112	110,979
Costs of revenue:
Costs of subscription(1)	16,321	20,658	21,153	19,939	16,314	19,392	21,388	21,051
Costs of professional services(1)	11,160	11,398	12,482	11,523	10,980	10,831	11,715	10,657

Total cost of revenue	27,481	32,056	33,635	31,462	27,294	30,223	33,103	31,708

Gross profit	48,999	50,513	55,284	61,526	66,204	66,109	71,009	79,271
Subscription gross margin	75%	71%	73%	76%	80%	77%	76%	78%
Professional services gross margin	(5)%	(4)%	(5)%	(2)%	(3)%	4%	17%	25%
Gross margin	64%	61%	62%	66%	71%	69%	68%	71%
Operating expenses:
Research and development(1)	8,151	8,108	9,376	8,328	8,152	10,394	13,406	13,128
Sales and marketing(1)(2)	39,139	38,840	47,657	49,559	42,273	45,227	51,952	60,638
General and administrative(1)	8,831	10,573	12,924	11,541	10,926	25,769	16,112	16,207

Total operating expenses:	56,121	57,521	69,957	69,428	61,351	81,390	81,470	89,973
Operating loss (income)	(7,122)	(7,008)	(14,673)	(7,902)	4,853	(15,281)	(10,461)	(10,702)
Other (expense) income, net	(297)	(168)	(640)	(1,894)	(1,468)	(2,587)	(2,667)	(2,191)

Loss before provision for income taxes	(7,419)	(7,176)	(15,313)	(9,795)	3,385	(17,868)	(13,128)	(12,893)
Provision for income taxes	572	1,061	1,059	1,412	376	1,100	889	1,804

Net loss (income)	(7,991)	(8,237)	(16,372)	(11,207)	3,009	(18,968)	(14,017)	(14,697)
Net loss (income) attributable to redeemable noncontrolling interests	(57)	—	—	—	—	—	—	—

Net loss (income) attributable to Sprinklr	$(8,048)	$(8,237)	$(16,372)	$(11,207)	$3,009	$(18,968)	$(14,017)	$(14,697)

	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 30, 2020	October 31, 2020	January 31, 2021	April 30, 2021
Deemed dividend in relation to tender offer	—	—	—	—	—	—	(600)	—

Net loss (income) attributable to Sprinklr common shares	$(8,048)	$(8,237)	$(16,372)	$(11,208)	$3,009	$(18,968)	$(14,617)	$(14,697)

(1)	Includes stock-based compensation expense as follows:

	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
	(dollars in thousands)
Costs of subscription revenue	$35	$52	$55	$204	$314	$338	$1,157	$378
Costs of professional services revenue	77	113	127	138	315	422	782	284
Research and development	326	393	457	480	607	1,823	1,894	1,229
Sales and marketing	948	1,345	1,157	1,349	2,756	4,889	5,982	4,201
General and administrative	1,009	1,128	1,178	1,390	1,853	15,835	2,541	2,814

Total	$2,395	$3,031	$2,974	$3,561	$5,845	$23,307	$12,356	$8,906

(2)	Includes amortization of acquired intangible assets as follows:

	July 31, 2019	October 31, 2019	January 31, 2020	April 30, 2020	July 31, 2020	October 31, 2020	January 31, 2021	April 30, 2021
	(dollars in thousands)
Sales and marketing	—	—	203	305	156	82	82	82

Total	$—	$—	$203	$305	$156	$82	$82	$82

Quarterly Trends

Our quarterly total revenue increased sequentially quarter-over-quarter for each period presented above reflecting expansion within our existing customer base and sales to new customers.

Our quarterly costs of revenue fluctuated quarter-over-quarter for each period presented above primarily as a result of the cost of providing support and delivering our services to our expanding customer base. On a percentage of revenue basis, our quarterly cost of revenue has generally decreased over the periods presented.

Our quarterly gross margins have generally increased quarter over quarter. Our gross margin on subscription revenue is significantly higher than our gross margin on professional services revenue. Our professional services gross margin has varied from period to period due to the timing of delivery of our services and the timing of additional investments in our professional services team, the level and timing of which could affect our cost of revenue, both in terms of absolute dollars and as a percentage of revenue in the future. Professional services margins in the three months ended January 31, 2020 and April 30, 2021 were higher due to the timing delivery of services and increased utilization from our professional services team but we do not believe this is indicative of our professional services gross margins to be expected for fiscal 2022 or any future period.

Total costs and expenses increased sequentially for all periods presented, primarily due to the addition of personnel in connection with the expansion of our business. Sales and marketing expenses generally grew sequentially over the periods. General and administrative costs increased over the periods presented due to increased headcount and, in recent quarters, higher professional service fees for preparing to be a public company. We recognized stock-based compensation expense of $16.3 million during the three months ended October 31, 2020 in connection with a secondary stock sale of our common stock, which represented the difference between the purchase price and the fair value of the common stock on the date of the sale. We recorded $13.7 million of this expense in general and administrative expense, $1.5 million in sales and marketing expense and $1.1 million in research and development expense. Additionally, during the three months ended January 31, 2021, we recognized $5.2 million of stock-based compensation expense in connection with a tender offer transaction. We recorded $2.5 million of this expense in sales and marketing expense, $1.1 million in research and development expense, $1.1 million in cost of revenue and $0.5 million in general and administrative expense.

Our quarterly operating results may fluctuate due to various factors affecting our performance. As noted above, we recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not be apparent as a change to our reported revenue until future periods. Most of our expenses are recorded as period costs and thus factors affecting our cost structure may be reflected in our financial results sooner than changes to our contracting activity.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We are presenting these non-GAAP financial measures because we believe, when taken together with our financial information in accordance with GAAP, they may be helpful to investors because they provide consistency and comparability with past financial performance.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.

Non-GAAP Operating (Loss) Income

Non-GAAP operating (loss) income is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to operating loss, as determined in accordance with GAAP. We define non-GAAP operating (loss) income as operating loss, adjusted for stock-based compensation and amortization of acquired intangible assets.

We use non-GAAP operating (loss) income to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that non-GAAP operating (loss) income facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, help provide a broader picture of factors and trends affecting our results of operations.

Non-GAAP operating (loss) income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Our definition of Non-GAAP operating (loss) income may differ from the definitions used by other companies and therefore comparability may be limited. Because of these limitations, non-GAAP operating (loss) income should not be considered as a replacement for operating loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.

A reconciliation of non-GAAP operating (loss) income to our GAAP operating loss, the most directly comparable GAAP measure, is as follows:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Operating loss	$(34,895)	$(28,791)	$(7,902)	$(10,702)
Stock-based compensation expense	10,166	45,069	3,561	8,906
Amortization of acquired intangible assets	203	626	304	82

Non-GAAP operating (loss) income	$(24,526)	$16,904	$(4,037)	$(1,714)

Free Cash Flow

Free cash flow is a key performance measure that our management uses to assess our operating performance and our progress towards our long-term goal of positive free cash flow. We define free cash flow as net cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software. We believe that free cash flow is a useful indicator of liquidity as it measures our ability to generate cash, or our need to access additional sources of cash, to fund operations and investments.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it is not a substitute for net cash used in operating activities;

•

other companies may calculate free cash flow or similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of free cash flow as a tool for comparison; and

•

the utility of free cash flow is further limited as it does not reflect our future contractual commitments and does not represent the total increase or decrease in our cash balance for any given period.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP, for the periods presented:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$18,966	$7,311	$27,590	$(10,401)
Purchase of property and equipment	(2,633)	(2,701)	(772)	(1,164)
Capitalized internal-use software	(2,533)	(3,783)	(719)	(1,034)

Free cash flow	$13,800	$827	$26,099	$(12,599)

We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

Liquidity and Capital Resources

At April 30, 2021, our principal sources of liquidity were $84.2 million of cash and cash equivalents, $191.0 million of highly liquid marketable securities and available line of credit of $50.0 million under our revolving credit facility. We believe our existing cash, cash equivalents and marketable securities and cash from operations will be sufficient to meet our working capital needs, capital expenditures and financing obligations for at least the next 12 months. The majority of our cash is held in the United States and we do not anticipate a need to repatriate cash held outside of the United States and it is our intent to indefinitely reinvest these funds outside the United States, and therefore, we have not provided for any United States income taxes.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We may finance such acquisitions using cash, debt, stock, or a combination of the foregoing, however, we have used cash and stock as consideration for substantially all of our historical business acquisitions.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility, and may from time to time elect to raise capital through the issuance of additional equity or the incurrence of additional debt. During the three months ended April 30, 2020, we drew down $50 million on the borrowings under our revolving credit facility as a precautionary measure to increase our cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the outbreak of COVID-19 and repaid it in full during the three months ended July 31, 2020 as discussed below.

In May 2020, we issued senior subordinated convertible notes for an aggregate principal amount of $75 million, with an initial maturity date of May 20, 2025 (the “Initial Notes”). Under the terms of the agreement, we had the ability to issue additional senior subordinated convertible notes for an aggregate principal amount of $75 million until May 20, 2021 (“Delayed Draw Notes”; the Initial Notes, together with the Delayed Draw Notes, hereinafter the “Notes”). We did not draw any additional amounts under the Delayed Draw Notes. The Initial Notes were issued for face amount net of a closing fee of 1.05% on the entire $150 million commitment for all Notes (corresponding to an original issue discount of 2.1% on the Initial Notes) and carry a fixed rate of 9.875% per annum. The interest is to be paid in kind by increasing the principal amount of the Initial Notes. We utilized the proceeds of the Notes to pay all amounts outstanding under the credit facility.

On October 7, 2020, we closed on an agreement for a private placement and issuance of 10,810,810 shares of our Series G-1 convertible preferred stock, or the Series G-1, at a price per share of $9.25 and 9,090,909 shares of our Series G-2 convertible preferred stock, or the Series G-2, at a price per share of $11.00 for total gross proceeds of $200.0 million, before deducting placement agent fees and offering expenses.

Our future capital requirements will depend on many factors, including our growth rate, the expansion of our direct sales force, strategic relationships and international operations, the timing and extent of spending to support research and development efforts and the continuing market acceptance of our solutions. Over the next 12 months, we expect our capital expenditure requirements to be approximately $15 million, primarily related to operational and real estate capital expenditures and software development costs that are eligible for capitalization, which we believe will support the enhancement of our technology, business integration and the continued growth of our businesses. We may require additional equity or debt financing. Sales of additional equity could result in dilution to our stockholders. If we raise funds by borrowing from third parties, the terms of those financing arrangements would require us to incur interest expense and may include negative covenants or other restrictions on our business that could impair our operating flexibility. We can provide no assurance that financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us. If we are unable to raise additional capital when needed, we would be required to curtail our operating activities and capital expenditures, and our business operating results and financial condition would be adversely affected.

Cash Flows

The following table shows a summary of our cash flows for the periods indicated:

	Fiscal Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$18,966	$7,311	$27,590	$(10,401)
Net cash (used in) provided by investing activities	(11,666)	(219,457)	(1,491)	18,662
Net cash (used in) provided by financing activities	(7,529)	269,784	49,906	8,006

Our net loss and cash flows provided by operating activities are significantly influenced by our investments in headcount to support growth and in cost of revenue to deliver our services. In recent periods, our net loss has generally been greater than our use of cash for operating activities due to our subscription-based revenue model in which billings occur in advance of revenue recognition, as well as the amount of non-cash charges which we incur. Non-cash charges primarily include depreciation and amortization, stock-based compensation, non-cash interest associated with our convertible debt and deferred taxes. Our largest source of operating cash is cash collections from customers using our Unified-CXM Platform and related services. Our primary uses of cash from operating activities are for employee-related costs, costs to deliver our revenue and marketing expenses.

We expect our free cash flow to fluctuate in future periods with changes in our operating expenses and as we continue to invest in our growth. We typically experience higher billings in the fourth quarter compared to other quarters, primarily due to higher renewal activity, and experience higher collections of accounts receivable in the first half of the year, which results in a decrease in accounts receivable in the first half of the year.

Operating Activities

For the three months ended April 30, 2021, cash used in operating activities was $10.4 million resulting from net loss of $14.7 million and $7.2 million of net cash outflow provided as a result of changes in operating assets and liabilities, partially offset by net non-cash expenses of $11.5 million. The $7.2 million of net cash flows used as a result of changes in our operating assets and liabilities reflected an $14.8 million increase in other non-current assets due primarily to prepayments made to third-party hosted infrastructure partners for periods extending beyond one year, a $13.1 million decrease in accrued expenses and other current liabilities, a $1.5 million decrease in deferred revenue resulting primarily from recognition of prior deferred revenue and a $0.5 million increase in prepaid expenses and other current assets. The decrease in deferred revenue in the three months ended April 30, 2021 was lower than the decrease in deferred revenue in the prior year period due to a change in the mix of customer billing terms. These movements were partially offset by a $23.9 million decrease in accounts receivable.

For the three months ended April 30, 2020, cash provided by operations was $27.6 million resulting from net loss of $11.2 million largely offset by net non-cash expenses of $5.4 million and $33.4 million net cash flow provided as a result of changes in operating assets and liabilities. The $33.4 million of net cash flows provided as a result of changes in our operating assets and liabilities include a $25.2 million decrease in accounts receivable. Other components of net cash flow provided as a result of changes in assets and liabilities include a $26.6 million increase in prepaid expenses primarily associated with fewer prepayments for data center operations costs and data costs, a $12.3 million decrease in accounts payable and a decrease of $13.7 million in accrued expenses. This change in our operating assets and liabilities was largely offset by a $17.0 million decrease in deferred revenue resulting primarily from recognition of prior period deferred revenue.

For the fiscal year 2021, cash provided by operating activities was $7.3 million resulting from our net loss of $41.2 million largely offset by net non-cash expenses of $55.2 million and $6.7 million net cash flow provided as a result of changes in operating assets and liabilities. The $6.7 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected a $17.5 million increase in deferred revenue resulting primarily from increased billings for subscriptions and a $12.3 million increase in accrued expenses and other current liabilities, partially offset by a $9.8 million decrease in accounts receivable and a $27.9 million decrease in prepaid expenses primarily associated with fewer prepayments for data center operations costs and data costs.

For the fiscal year, 2020, net cash provided by operating activities was $19.0 million, resulting from net loss of $39.1 million largely offset by net non-cash expenses of $15.8 million and $42.3 million net cash flow provided as a result of changes in operating assets and liabilities. The $42.3 million of net cash flows provided as a result of changes in our operating assets and liabilities reflected an $88.9 million increase in deferred revenue resulting primarily from increased billings for subscriptions, a decrease of $7.0 million in accrued expenses and other current liabilities. These increases in cash flow from operations were partially offset by an $11.6 million decrease in accounts receivable, a $22.6 million decrease in prepaid expenses primarily associated with fewer prepayments for data center operations costs and data costs, a $10.2 million decrease in accounts payable and a $10.3 million decrease in other non-current assets.

Investing Activities

For the three months ended April 30, 2021, cash provided by investing activities was $18.7 million and was primarily the result of $20.9 million of cash from maturities of marketable securities, partially offset by $1.2 million in capital expenditures and $1.0 million in capitalized internal-use software costs.

For the three months ended April 30, 2020, cash used in investing activities was $1.5 million and was the result of $0.8 million in capital expenditures and $0.7 million in capitalized internal-use software costs.

For the fiscal year 2021, net cash used in investing activities of $219.5 million was related to $213.0 million of cash paid for marketable securities, purchases of property and equipment of $2.7 million and the capitalization of internal-use software of $3.8 million.

For the fiscal year 2020, net cash used in investing activities of $11.7 million was related $6.5 million of cash paid to acquire a privately held company, purchases of property and equipment of $2.6 million and the capitalization of internal-use software costs of $2.5 million.

Financing Activities

Our financing activities consist primarily of proceeds from debt and equity financings and exercises of stock options, offset by repayments of debt and repurchase of capital stock.

For the three months ended April 30, 2021, cash generated by financing activities was $8.0 million from the proceeds from exercises of stock options.

For the three months ended April 30, 2020, cash generated by financing activities was $49.9 million as a result of $49.7 million of net proceeds from short-term borrowings and $0.2 million of proceeds from exercises of stock options.

For the fiscal year ended January 31, 2021, net cash provided by financing activities of $269.8 million was due to $191.8 million of proceeds from issuance of convertible preferred stock, $73.4 million of proceeds from the convertible note, $16.3 million of proceeds from exercises of stock options and $7.6 million of proceeds from issuance of stock warrants, partially offset by preferred and common stock repurchases of $12.4 million and $5.9 million, respectively, each in connection with a tender offer transaction, and payments of debt and equity issuance costs of $0.5 million.

For the fiscal year ended January 31, 2020, net cash used in financing activities of $7.5 million was related to net short-term debt repayments of $9.5 million and $2.0 million of proceeds from exercises of stock options.

Contractual Obligations and Commitments

Contractual obligations and commitments consist primarily of convertible note repayment obligations, future minimum rent payments under non-cancelable operating lease agreements and noncancelable contractual commitments for data licensing and for hosting and data center operations.

The following table summarizes our commitments to settle contractual obligations as of January 31, 2021:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands)
Convertible note obligations	$—	$—	$80,390	$—	$80,390
Operating lease obligations	7,979	6,984	—	—	14,963
Purchase obligations(1)	17,859	91,535	104,333	—	213,727

	$25,838	$98,519	$184,723	$—	$309,080

(1)	Includes agreements with data and service providers renewed in February 2020 and June 2020 for an aggregate amount payable of $273.5 million over five years.

The contractual obligations in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as these purchase orders represent authorizations to purchase rather than binding agreements and are generally fulfilled within short time periods. See description above regarding our Notes.

Off-Balance Sheet Arrangements

As of April 30, 2021, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

The functional currency of the Company’s foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, Indian Rupee, Japanese Yen and Brazilian Real. Impacts to our operations from changes in foreign currency have been fairly limited to date and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we will monitor our foreign currency exposure to determine when we should begin a hedging program. A majority of our agreements have been and we expect will continue to be denominated in U.S. dollars. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have had a material effect on operating results for fiscal 2021 and 2020 or for the three months ended April 30, 2021.

Interest Rate Sensitivity

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of April 30, 2021, we had $84.2 million of cash and cash equivalents, which consisted primarily of bank deposits and money market funds and $191.0 million of highly liquid marketable securities.

Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of our interest income have not been significant. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not have had a material effect on operating results for fiscal 2020 and 2021 or the three months ended April 30, 2021. Our convertible notes have a fixed interest rate; therefore, we have no financial statement risk associated with changes in interest rates with respect to the convertible notes.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the fair value of assets acquired and liabilities assumed for business combinations, the fair value of stock-based awards, software costs eligible for capitalization, the valuation of deferred tax assets, and the allowance for doubtful accounts. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

While our significant accounting policies are more fully described in Note 2 in the notes to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment, complexity and management estimates. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

At times, revenue recognition requires significant judgment, especially for our arrangements that include multiple performance obligations, or deliverables, such as arrangements that include promises to transfer multiple subscription services, premium support, professional services and managed services. A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment.

Subscription services are distinct as such offerings are often sold separately. In determining whether professional services are distinct, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription start date and the contractual dependence of the service on the customer’s satisfaction with the professional services work. To date, we have concluded that professional services included in contracts with multiple performance obligations are generally distinct.

The determination of standalone selling price, or SSP, for each distinct performance obligation requires judgement. We rarely sell our enterprise cloud software products and services as readily observable standalone sales, so we are required to estimate the SSP for each performance obligation. In the determination of the SSP, we use information that includes contractually stated prices, market conditions, costs, renewal contracts, list prices, internal discounting tables and other observable inputs. In making these judgments, we analyze various factors, including our pricing methodology and consistency, size of the arrangement, length of term, customer demographics and overall market and economic conditions. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers. As our go-to-market strategies evolve, we may modify our pricing strategies in the future, which could result in changes to SSP.

Stock-Based Compensation

Our stock-based compensation for stock-based awards, including stock options, performance share units and restricted stock units, or RSUs, is accounted for in accordance with the authoritative guidance and is estimated at the grant date based on the fair value of the award. Determining the appropriate fair value of the stock-based awards requires judgment. For awards with service only condition, expense is recognized on a straight-line basis over the vesting period of the award, net of estimated forfeitures. For awards with performance conditions, expense is recognized only if it is probable that the performance will be achieved, at which point we will record a cumulative one-time stock-based compensation expense determined using the grant date fair values and the accelerated attribution method.

Stock Options

We calculate the fair value of each stock option award to employees on the date of grant under the Black-Scholes option pricing model using certain assumptions related to the fair value of our common stock, the option’s expected term, our expected stock price volatility, risk free interest rates and dividend yield.

The determination of the grant date fair value of options using the Black-Scholes option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. The variables are estimated as follows:

Expected term—the expected term represents the period that our stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determined the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and contractual terms of the stock-based award.

Risk-free interest rate—the risk-free interest rate is based on U.S. Treasury yield curve in effect at the date of the grant for zero coupon U.S. Treasury notes with maturities approximately equal to the stock-based award’s expected term.

Expected volatility—Since we have no trading history of our common stock price, the expected volatility was derived from the historical stock volatilities of a representative industry peer group of comparable publicly listed companies over a period approximately equal to the expected term of the stock-based awards.

Expected dividend rate—we have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Fair value of common stock—There is no public market for our Class A common stock, as we are a private entity. Our board of directors has determined the fair value of the common stock by considering a number of complex objective and subjective factors, including, but not limited to, having contemporaneous valuations of our common stock performed by an unrelated valuation specialist, arms-length sales of our common stock in privately negotiated transactions, valuations of comparable peer companies, sales of our convertible preferred stock to third parties, our stage of development and our operating and financial position, the lack of liquidity of our capital stock, and general and industry specific economic outlook.

The assumptions used in the Black-Scholes option pricing model to estimate the grant-date fair value of all our stock options was as follows:

	Year Ended January 31,		April 30
	2020	2021	2021
Expected term (in years)	6.0	6.1	6.0
Risk-free interest rate	1.3% - 2.5%	0.3% - 0.8%	0.9% - 1.4%
Expected volatility	41.9% - 42.8%	42.3% - 45.5%	50.9% - 51.7%
Expected dividend rate	0%	0%	0%
Fair value of common stock	$4.25 - $4.45	$4.93 - $9.07	$10.96 - $11.14

If any of the assumptions used in the Black-Scholes option pricing model change significantly, stock-based compensation for future awards may differ materially compared with awards granted previously.

Performance Share Units

On January 28, 2021, we issued certain performance stock units, or PSUs, which are subject to a market condition and we estimate compensation cost based on the grant date fair value and recognize the expense on a graded vesting basis over the vesting period of the award. For these PSUs, the grant date fair value is measured using a Monte Carlo simulation approach, which estimates the fair value of awards based on randomly generated simulated stock-price paths through a lattice-type structure. PSUs vest upon the satisfaction of both time-based service and performance-based conditions. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a qualified initial public offering (as defined in our charter). Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the PSUs. In the period in which a qualifying event is probable, we will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values and the accelerated attribution method. Our performance share units also contain market conditions whereby vesting is contingent upon the volume weighted average trading price of our publicly traded common stock equaling or exceeding predetermined threshold prices ranging between $30 and $100 for 45 consecutive trading days.

To determine the fair value of the PSUs, we utilized a Monte Carlo simulation, a computational algorithm which allows us to model the impact of one or more, often uncertain, variables on the value of complex securities and to forecast our stock price. As part of the valuation, we considered various scenarios related to the pricing, timing and probability of an IPO. We applied an annual equity volatility of 40.0%, a risk-free rate of 0.42%, fair value of common stock of $9.07 and an expected term of five years to arrive at a valuation of $3.5 million on the grant date.

Restricted Stock Units

We estimate fair value of our RSUs based on the fair value of the underlying common stock. The compensation expense for awards with a performance condition are only recorded if it is probable that the performance will be achieved, at which point we will record a cumulative one-time stock-based compensation expenses determined using the grant date fair values and the accelerated attribution method. Compensation expense for awards with service conditions only are recorded over the requisite service period.

Common Stock Valuations

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were determined on each grant date by our board of directors, which typically occurred at least once every three months during the fiscal years ended January 31, 2020 and 2021 and on a monthly basis commencing in March 2021. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our financial condition and operating results, including our levels of available capital resources; equity market conditions affecting comparable public companies; general U.S. market conditions; recent secondary stock sales and a tender offer and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The following describes the methodologies utilized in the valuation of our common stock for purposes of calculating stock-based compensation.

We determined the fair value of our common stock for financial reporting purposes, taking into account the factors described above, using a combination of valuation methodologies with varying weighting applied to each methodology.

For our valuations performed during the fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2021, we used a hybrid method of the option pricing method (OPM), the Probability-Weighted Expected Return Method, or PWERM, and recent secondary common stock transactions to determine the fair value of our common stock. The OPM treats common stock and convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the equity value at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. The PWERM includes a probability-weighted analysis of varying values for our common stock, assuming possible future events for our company, including scenarios of a completing an initial public offering, completing an acquisition, and remaining a private company. We applied a discount for lack of marketability to account for a lack of access to an active public market.

For our valuation performed on August 20, 2020, September 1, 2020 and December 1, 2020, we used an application of the Black-Scholes OPM, specifically the backsolve method, to estimate the fair value of our common stock based on our Series G-1 and Series G-2 convertible preferred stock financing in October 2020. The backsolve method is used for inferring the equity value implied by a recent financing transaction and involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid.

Our assessments of the fair value of common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For the stock-based compensation awards granted on January 28, 2021, we applied a straight-line calculation using the contemporaneous third-party valuations of $7.68 per share as of December 1, 2020 and $10.96 per share as of March 10, 2021 to determine the fair value of our common stock. Based upon this calculation, we assessed the fair value of our common stock to be $9.07.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Based on the assumed initial public offering price per share of $19.00, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options and restricted stock units as of April 30, 2021 was $644.0 million, with $195.7 million related to vested stock options.

Recent Accounting Pronouncements

See “Summary of Business and Significant Accounting Policies” in Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

BUSINESS

Who We Are

Sprinklr empowers the world’s largest and most loved brands to make their customers happier.

We do this with a new category of enterprise software – Unified Customer Experience Management, or Unified-CXM – that enables every customer-facing function across the front office, from Customer Care to Marketing, to collaborate across internal silos, communicate across digital channels, and leverage a complete suite of modern capabilities to deliver better, more human customer experiences at scale – all on one unified, AI-powered platform.

Overview

The way the world communicates has changed, driven by a shift from traditional channels, like email and phone, to an ever-expanding universe of modern channels, like messaging, chat, text, and social, used by more than 4.6 billion people every day. Customer expectations have changed, too – reset by digital-first brands like Amazon, Uber and Airbnb.

Connected, empowered, and with more choices than ever before, today’s consumers expect to be listened to, known, and served – not as data points, but as people – on demand, and on the channels they prefer. They advocate and criticize on public platforms, with nearly unlimited reach, where a single comment or review can make or break a brand’s reputation. How consumers choose to apply their newfound influence and who they decide to do business with are the result of one thing: their experience – a feeling shaped by every interaction they have with a brand.

Today, 86% of companies expect to compete primarily on the basis of customer experience. To do so, they must communicate instantly with consumers who move fluidly across dozens of channels and resolve customer pain-points in a personalized way. For large enterprises, meeting these expectations is a challenging new reality.

As enterprises scale, they become increasingly siloed. Different customer-facing departments and lines of business emerge, each with their own fragmented view of the customer, often stored in a customer relationship management, or CRM, system. These legacy systems are limited by a narrow set of structured, backward-looking customer information like names and addresses. CRM systems ignore the massive amounts of unstructured, real-time data that customers expect to inform their experiences – the truly important, contextual and human insights customers share freely about themselves and their preferences.

This is why we founded Sprinklr: a software platform purpose-built to help enterprises break down information silos across the customer journey, tap into an ocean of unstructured digital data, and utilize AI to create a persistent, unified view of each customer – at scale. We do this by providing every customer-facing team with the modern capabilities they need to serve modern customers and enabling the entire front office to work together and deliver a more unified customer experience. For more than a decade, we have helped hundreds of the world’s most valuable and iconic brands rise to the challenge of making their customers happier, while helping them increase revenue, reduce costs, and mitigate brand reputation risks.

We estimate the total addressable market for our Unified-CXM platform to be approximately $51 billion as of April 30 2021, based on industry data and our analysis of sales to our existing customers. See—“Our Market Opportunity.” We believe global enterprises are only beginning to understand the power of using a unified technology platform to manage their customer experience across customer-facing functions, and as a result, we expect our market opportunity to expand.

Our effective go-to-market strategy has enabled us to grow rapidly, attracting 1,021 customers, including more than 50% of the Fortune 100. As of April 30, 2021, we had 69 customers with subscription revenue equal to or greater than $1.0 million for the trailing 12-month period. Our customers include global enterprises across a broad array of industries and geographies, as well as marketing agencies and government departments along with non-profit and educational institutions. Our customers are located in more than 60 countries and use our platform in more than 50 languages. We see significant opportunity to grow within our existing customer base as our customers increase usage of existing products and/or add additional products.

Our success and innovation is driven by a world-class management team and extraordinary culture. That culture is defined by both the “The Sprinklr Way,” which provides our framework for leadership, behaviors, and values, and the deep and genuine way we care about the success of our customers and employees. The Sprinklr Way enables us to attract and retain a diverse and talented team to provide a premium experience for our customers.

The combination of Sprinklr’s extraordinary culture, world-class management team, effective go-to-market strategy, and industry-leading, purpose built Unified-CXM platform, have led to revenue: of $324.3 million and $386.9 million during the years ended January 31, 2020 and 2021, respectively, representing year-over-year growth of 19%, and revenue of $93.0 million and $111.0 million in the three months ended April 30, 2020 and 2021, respectively, representing year-over-year growth of 19%. Our net loss was $39.1 million, $41.2 million, $11.2 million and $14.7 million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Our operating loss was $34.9 million, $28.8 million, $7.9 million and $10.7 million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. Our non-GAAP operating loss was $24.5 million for the fiscal year 2020 and our non-GAAP operating income was $16.9 million for the fiscal year ended 2021. Our non-GAAP operating loss was $4.0 million and $1.7 million for the three months ended April 30, 2020 and 2021, respectively. Net cash provided by (used in) operating activities was $19.0 million, $7.3 million, $27.6 million and $(10.4) million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021. Free cash flow was $13.8 million, $0.8 million, $26.1 million and $(12.6) million during the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information regarding non-GAAP operating (loss) income and free cash flow and a reconciliation to the most directly comparable GAAP measures, operating loss and net cash provided by (used in) operating activities.

Industry Trends

Consumers are connected and in control: In a world where billions of people are connected and empowered like never before, the ability to deliver more human and intuitive experiences, at every touchpoint, for every customer, is the single most strategic initiative for the modern enterprise. Today’s consumers trust each other more than they trust companies, they verify the quality of products by reading user-generated reviews, and are quick to embrace or abandon brands based on a single interaction. These consumers are increasingly willing to spend more for better experiences but expect personalized attention and instant resolution. The consequences of not investing in experience management for the modern consumer are clear: since 2000, 52% of Fortune 500 companies have either gone bankrupt, been acquired or ceased to exist as a result of digital disruption.

New customer channels and the unstructured data they generate are proliferating: Most of the over 30 modern channels that customers and brands use to most frequently communicate with one another did not exist 15 years ago. The volume and velocity of data generated by these channels is not only growing exponentially but is also fundamentally different from the data generated from traditional channels — it is full of photos, videos, likes, reactions, shares, comments, and emojis.

Today’s data is:

•	Publicly available: on social media and messaging channels

•	Unsolicited: shared proactively, without surveys or brand-led prompts

•	Unstructured: based on experiences not transactions; on sentiment and emotion not names and addresses

In a world of exponential unstructured data growth, the ability to capture, analyze, interpret and action data through AI will be a key competitive advantage. We believe that companies that capture all customer data, not just that of survey respondents, will gain a more accurate view of customer needs and expectations. Through the insights gained from this data, companies are able to provide more meaningful interactions and interventions to sustain and build customer confidence while increasing customer lifetime value and reducing their cost to serve.

The pace of digital transformation has accelerated: As the world moves further online, the ability for brands to serve customers on the digital channels they choose is an existential requirement for businesses, creating what the World Economic Forum has called a “watershed moment for the digital transformation of business.” Consumers are shifting online across every aspect of their lives – from shopping, to dating, to food delivery – and this shift may be permanent. In a “next normal” world where the paradigms of the past no longer apply to the realities of the future, the ability for an organization to digitally transform and move forward in new and innovative ways with regard to customer-centricity, organizational agility, and cultural relevance will determine the winners and losers of tomorrow. The consequences of lagging behind are clear: according to BCG, companies who lag in digital transformation execution achieve earnings growth that is 1.8 times lower than digital leaders.

CXM and consumer-centricity have become vitally important to the C-Suite: No matter which channels they choose and which customer-facing functions they interact with, today’s consumers expect enterprises to connect the dots and deliver faster, more consistent, and more personalized experiences. In fact, 68% of consumers are willing to pay more for products or services from a company that delivers good customer service. With expectations rising, CXM and consumer-centricity have become vitally important to the C-Suite: according to an Accenture Interactive report, CXM is the new battleground for brands and 87% of organizations believe that traditional experiences are no longer enough to satisfy their customers.

Why Enterprises Have Failed to Adequately Address Customer Experience Management

Lack of a unified solution: Enterprises recognize that the customer experience has become fragmented across multiple channels. Buyers and CIOs require a Unified-CXM system rather than trying to integrate multiple tools designed for disparate channels.

Lack of capabilities to process unstructured data: Traditional customer transactional systems have been built on databases of columns and rows, often using structured input forms and rigid process flows. Modern channels generate unstructured customer attribute and behavior data that traditional systems cannot handle.

Lack of capabilities to derive actionable intelligence from customer data: Data needs to be turned into insights, and insights into action in order to react to, and also proactively anticipate customer needs. Buyers and CMOs require context for personalized communication and action plans.

Lack of a unified customer view: Organizations have tried, and fallen short, with point solutions that are limited in their view of the customer or understanding of the customer journey:

•	Customer feedback management, or CFM, systems rely predominantly on periodic survey data rather than real-time, dynamic CXM data.

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Customer care solutions claim to be “omnichannel” but lack integration across the customer journey, especially with marketing and sales functions like content marketing, advertising, and digital selling solutions

•	Social listening tools lack the necessary workflow tools to translate data into actionable insights and into actions on these social platforms

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Marketing automation systems are limited to linear customer journeys and focused on traditional channels, lacking the capability to manage non-linear, dynamic AI-driven journeys that span multiple channels

CRM systems rely on static, known customer transactional data while companies and organizations also need to understand dynamic unknown experience data for prospects concerning potential customer interests, opinions and conversations.

Our Market Opportunity

We believe Unified-CXM is in its early stages of adoption and has the ability to disrupt the traditional ways of managing customer data, including CRM, Enterprise Resource Planning (ERP), and Human Capital Management (HCM) systems, driving a cultural shift towards enhancing experiences rather than managing transactions. As such, we believe the market opportunity for our Unified-CXM platform is nascent, largely underpenetrated, and rapidly growing, as a greater portion of global consumer transactions move onto modern platforms, accelerated by digital transformation.

Based on industry data and an analysis of sales to our existing customers, we estimate the total addressable market for our Customer Experience Management platform to be approximately $51 billion in 2021. This estimate was calculated by using the total number of global enterprises with estimated annual revenue greater than $100 million, based on independent data from S&P Global Market Intelligence, and multiplying that figure by the average selling price, or ASP, of subscriptions across our customers during fiscal year 2021. We operate in a large and rapidly growing market where enterprises are only beginning to understand the power of using experience data to run their businesses. As a result, we expect experience management solutions to continue to increase in value and our total addressable market to expand.

Why We Win

Our architecture, AI, enterprise-grade platform, and data scale are key competitive differentiators. Our platform utilizes a single codebase architecture purpose-built for managing CXM data, is powered by sophisticated, proprietary AI, and enables a wide range of customer user cases. Our core differentiators are:

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UNIFIED architecture, built to address modern channel proliferation: We have created a platform that allows organizations to listen to customers and prospects, learn from them, deliver care and create more personalized experiences across more than 30 channels, including messaging, live chat, text, social media and hundreds of millions of forums, blogs, news, and review sites. We believe that we are the only CXM vendor that offers a single codebase architecture, designed to provide a seamless, unified experience for our customers. Our architecture ensures our customers are always utilizing the latest and most accurate AI models, providing insights to our customers with cutting-edge speed, accuracy, and security.

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MODERN listening, built for digitally led, real-time and conversational data, yielding actionable insights: Our single codebase platform was designed from the ground up to handle a massive scale of unstructured data. Our platform captures over 500 million conversations and makes over 10 billion AI predictions every day, publishes over 20 million brand messages, and handles more than 15 million customer cases every month, while also tracking 35,000 brands and influencers and managing over 2 billion profiles across all digital channels. We believe that the scale of our AI predictions, the scope of our digital identity management, and our conversational capabilities are unmatched in the industry.

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PURPOSE-BUILT customer experience AI engine for predicting intent: We have spent nearly a decade developing sophisticated machine learning algorithms that combine techniques such as clustering, pattern-match, regressions, prioritization and instance-based triggering amongst others to predict consumer intent in real-time. Our AI engine can process millions of unstructured and structured data points ingested from myriads of channels and software applications. From there, our AI engine analyzes the data to predict sentiments and deliver actionable insights for our customers. Our years of experience, investment, and training our models have resulted in extremely high model accuracy. We believe we have a significant first-mover advantage, helping us establish and maintain a global leadership position in Enterprise Unified-CXM AI.

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COMPLETE, built for modern organizations with the full consumer lifecycle in mind: We offer a broad range of digital use cases across the front office, ranging across Research, Care, Marketing & Advertising, and Sales & Engagement. Our unified platform enables broad-based listening, seamless collaboration across the entire customer journey, skills-based workflow, customer-led governance, and timely decision-making.

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RAPID deployment generates tangible, immediate ROI: Our ability to leverage our highly verticalized pre-built AI models to quickly bring high-value enterprise AI models into production use provides rapid time to value. We have deployed enterprise AI models into production use in as little as 2 days.

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SCALABLE enterprise-grade platform: We empower the largest global enterprises to serve their customers 24/7. Our architecture is scalable and flexible to meet the demands of the modern enterprise and can be deployed quickly at scale to ingest massive amounts of data. Our Unified-CXM platform is designed to comply with the highest standards of security to serve large enterprises and public sector customers. We are certified in AICPA SOC I and SOC II, and have a security framework that is PCI compliant. Our data privacy measures are designed to meet the requirements set forth under the General Data Protection Regulation, or GDPR, and the California Consumer Privacy Act, or CCPA. We have achieved Federal Risk and Authorizations Management Program, or FedRAMP, readiness status to sell our solutions to United States federal agencies.

We are the only company that has been recognized as a Leader in Forrester’s Social Suites, Social Listening Platforms, Content Marketing for B2C Marketers, Social Advertising Technology, Social Media Management Solutions and Sales Social Engagement Waves, and Gartner’s Content Marketing Platforms Quadrant.

Our Artificial Intelligence

The core of our technology is our proprietary AI engine. We believe our platform is the first ever purpose-built customer experience AI engine.

We have spent nearly a decade developing sophisticated, deep machine learning algorithms that automate techniques to predict consumer intent and sentiment in real-time. At any given instance, our AI engine can process millions of unstructured and structured data points ingested from myriads of channels and software applications. We set out to build a technology that not only supports the customer of today and the future, but also makes every user of our platform a data scientist.

Our AI engine is differentiated in the following ways:

A massive data ocean of consumer behavior and preferences: Our platform ingests, processes and analyzes consumer data and behavior from one of the largest publicly available datasets, with over 500 million data points accessed and ingested monthly.

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As depicted below, our AI deep machine learning algorithms work via eight distinct and powerful layers. These layers aggregate all different unstructured data types across more than 30 channels and convert them into actionable structured insights, empowering businesses with a unified platform to manage customer experience at scale.

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Our ability to ingest data across more than 30 channels provides us with highly differentiated access to petabytes of data generated on modern channels. We have developed highly specialized AI models across more than 60 industry verticals and sub-verticals across more than 50 languages.

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With a training data set of over 100 million data points, we are able to power more than 1,250 pre-built and custom-built AI models with very high accuracy. Today, Sprinklr supports its customers with over 10 billion predictions per day.

AI for CXM Data

Industry leading purpose-built Unified-CXM platform to ingest and analyze customer engagement data across all addressable/available channels: Our platform is architected to ingest unstructured and structured data from more than 30 channels in real-time, including audio, video and images.

The Sprinklr AI architecture is purpose-built for Unified-CXM data, massive scale and rapid model development. The architecture enforces unified abstraction and provides the ability to create reusable pipeline components for each machine learning lifecycle stage, including data acquisition, data transformation, model training, machine learning operations and model inferences. The same components are reused between multiple training, and inference pipelines. This enables our data scientists to build and deploy new use-cases rapidly.

High accuracy of predicting consumer behavior and preferences: Our AI engine is built on top of highly sophisticated and customizable machine learning algorithms that result in more than 10 billion predictions per day. This fully automated AI engine provides actionable insights built on deep machine learning that requires no human involvement, and is able to make predictions with a high degree of accuracy across a wide range of products offered by our Unified-CXM platform.

Our natural language processing and natural language generation layers are highly differentiated.

Natural Language Processing

We have developed advanced text analytics capabilities through deep learning technologies to identify actionable insights across CXM data. Our technology can look at the context, grammar and co-references of a sentence to associate opinions, thoughts, preferences and feedback with respective brands and products.

Sprinklr AI: From Unstructured Messages to Structured Insights

Natural Language Generation

We model end-to-end dialogues for improving customer care agent productivity. This capability automatically learns from previous agent-consumer interactions, sentiment, emotion, intents and conversation intent journeys to suggest highly contextual, fluent, relevant and engaging responses.

Sprinklr AI: From Structured Insights to Recommended Actions

Our AI is Built to Power our Unified-CXM Platform

Enterprise-grade: Highly scalable and flexible architecture allows some of the largest global enterprises to use our platform

AI for Unified-CXM Scale

Customizable for specific industry verticals: Compliant, industry-specific use cases.

Highly Sophisticated and Configurable AI Models

We deploy AI models at three different levels to ensure quick deployment for rapid time to value realization:

•	Global models: Developed with data across industries and partners. These are typically out-of-the-box models which are enabled for all partners by default

•	Industry models: Developed when data of one industry varies significantly from another

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Customized AI models: We enable brands to quickly customize AI models to solve their diverse set of use cases. Our data scientists can rapidly build, scale and deploy new pipelines due to our modular and pipeline-driven architecture with a unified abstraction layer and reusable components.

Sprinklr leverages the flywheel strategy to be a leader in the Unified-CXM space

Sprinklr AI gets smarter everyday by leveraging virtuous feedback loops enabled for all our AI solutions. With each feedback that is fed back into Sprinklr algorithms, our AI models learn actively, which in turn leads to more customers adopting the power of Sprinklr’s AI capabilities. Our AI is used across Sprinklr’s use-cases and products, which enables a cohesive customer experience. As AI and machine learning grows across industries, the flywheel approach has become a cornerstone and competitive differentiator at Sprinklr.

Our Products

With the rise of modern channels, customers are connected and empowered like never before. Every part of the front office needs to think differently as a result:

•	Customers volunteer feedback 24/7 on public channels – research can be actionable and real-time.

•	How you care for customers determines what they say about you – care is the new marketing.

•	Customers trust each other more than brands and want to be recognized as people, not purchasers – marketing is what they say, not what you say, so be personal.

•	Customers buy based on their experience with a brand – engagement drives sales.

These new realities guide each of the modern products we have built, providing solutions and capabilities large enterprises can no longer afford to live without:

•	Modern Research – listen to and learn from the market, customers, and competitors to act in real-time;

•	Modern Care – serve customers on the channels they choose, increasing satisfaction, driving loyalty and reducing costs;

•	Modern Marketing & Advertising – personalize ads with content that is relevant, authentic, timely and effective; and

•	Modern Sales & Engagement – engage with and sell to customers on the channels they use most.

Although all of our product suites are available to customers on our Sprinklr Unified-CXM platform, each can also be purchased individually.

Sprinklr Unified-CXM Platform

One single, unified platform with 4 product suites: Purpose-built to analyze unstructured customer experience data, built to scale across future and modern channels, and integrates all stages of the customer journey. The four key product suites that align to the needs of enterprises managing the customer journey are:

•	Modern Research;

•	Modern Care;

•	Modern Marketing & Advertising; and

•	Modern Sales & Engagement.

The Sprinklr Unified-CXM architecture was built to manage all these products on a single platform.

Our Unified-CXM Platform provides the following common features and capabilities, which are shared across all products:

Artificial Intelligence | Our AI capabilities help manage and recommend appropriate action on the massive volume of public, owned and third-party data that is processed for the front office.

Analytics | A comprehensive view of a brand’s performance insights with detailed, actionable reports derived from data across our unified platform. Metrics are available from listening, social performance, owned channels/data, advertising, operational, advocacy, influencer, audience and third-party ingested data.

Workflow & Collaboration

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Workflow Engine | Build, manage and track configurable workflows which automatically assign user tasks through a fully embedded business process management service. Workflow Engine tracks tasks and workflow duration, milestone cycles and task assignments to provide robust operational reporting for improved execution.

•	Collaboration | Collaborate across users, including @-mentioning, notes and configurable notifications, with audit tracking across entities in order to monitor who made changes and when.

Automation | Automate manual actions on-demand across several objects at once with macros.

Data Management

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Asset Management | Store, manage and report on assets within a unified repository. Report on asset performance to analyze content strategies and campaign effectiveness. Synchronize with third party digital asset management, or DAM.

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Smart Audience Engine | Connect multiple sources of customer data across web, mobile, social, email, ecommerce and CRM sources in one centralized location. Create highly engaged audiences for ad targeting to increase return on ad spend and leverage customer care data for upsell opportunities to existing customers

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Data Engine | Incorporate first- or third-party data by loading it into Sprinklr and transforming for more extensive reporting insights. Supports imports, file transfer protocol, or FTP, and API for data ingestion.

•	Custom Fields | Incorporate an infinite number of text, date, numeric or custom picklist fields, which can also have nested, controlling fields.

Listening

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Broad Range of Social Networks | Listening covers a broad range of social networks and taps into millions of news sites, forums and blogs. Our AI-based analysis shows what consumers are saying about a brand’s products, and spotlights how customer experiences vary across different regions and brand locations. Sprinklr is a leader in the Forrester Wave™ Social Listening Platforms.

•	Listening Explorer | Provides access to publicly available, common data from modern channels. Used for trend monitoring, crisis analysis or ad hoc research.

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Listening | Obtain actionable insights across modern channels about the content of messages and about where, when and why conversations occur. Track mentions across publicly available sources as well as all owned channels. Seamlessly integrated with all Sprinklr Products for actionability and collaboration.

Governance

•	Roles & Permissions | Control over who has access to any function within the platform with granular, role-based permissions, two factor authentication and single sign-on integration.

•	Privacy | Seek to facilitate the removal of any content – including personal identifiable information, or PII – when requested by consumers, as required by regulations, such as the GDPR and CCPA.

Integrations & API

•	Integrations | Pre-built connectors to 3rd party applications such as Salesforce Service Cloud, Microsoft Dynamics 365, ServiceNow, Oracle B2C, Adobe Experience Manager and more.

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API | We provide documentation detailing the API endpoints for integrators, such as clients or third-party integrators, and offer Solution Architects or Technical Integration Services for integration assistance.

Visualizations | Mobile App is available on Android and iOS and delivers quick access to a wide range of functions across all products.

•	Display | Embed social data feeds on multiple devices across your organization, at events or in public spaces.

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Presentations | Build and share beautiful presentations with live, real-time social and business data using Live Slide™ technology. Share insights via a live URL with governance controls to anyone across the organization or with partners/non-users.

Sprinklr Sandbox | Reduce risk when training new hires, testing new configurations, implementing an integration, or upgrading a legacy workflow to the latest AI capabilities.

Modern Research

Modern Research enables our customers to listen, learn from and act on insights gleaned from modern channels. This helps enterprises to stop guessing their brand equity metrics by gaining real-time understanding of brand awareness, product perception, customer loyalty and user satisfaction.

Customers choose from the following Modern Research products:

•	Benchmarking | Analyze the performance of posts, engagement of audiences and key characteristics of top-performing content against competitors or other best-in-class brands.

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Visual Insights | Leverage the intersection of text and visual listening to discover exactly how consumers interact with a brand. Identify opportunities to amplify fan content and engage with influencers.

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Location Insights | Understand what brings in-store customers back – or drives them away – from individual locations on up to global regions. Integrate first-party data such as surveys with data from modern channels to get a complete view of the customer’s experience.

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Product Insights | Leverage AI to gather granular and actionable data about how customers feel about a company’s products. Surface actionable insights from surveys, reviews, social channels or any other data source with a specific SKU level or brand level feedback.

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Media Insights | Combine insights from modern channels with thousands of traditional news channels. Summarize a singular article or monitor multiple sources and gain a comprehensive overview of a company or brand media perception.

Key use cases of Modern Research include:

•	Growing business with insight: improving products and services by listening to what customers and prospects are saying and applying AI to turn insights into action.

•	Improving customer experience: optimizing customer experience across all channels and touchpoints while benchmarking against past experiences and current competition.

•	Protecting brand reputation: providing AI-based crisis detection and automating stakeholder communication on brand sentiment trends and anomalies.

Modern Care

Modern Care enables brands to listen to, route, resolve and analyze customer service issues across modern and traditional channels – reducing costs with more efficient operations, and creating the ability to turn customer support from a cost center to a profit center by improving collaboration with marketing and sales.

Customers choose from the following Modern Care products:

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Modern Care | Serve customers anytime, anywhere and consistently enhance the customer experience. Activate dashboards purpose-built for agents and supervisors that arm both with a holistic, historical view of customers. Measure agent performance through entirely customizable reports.

•	Surveys | Create custom surveys and gather real-time customer feedback by applying rules to automatically send out surveys after a customer experience with your care team.

•	Bots | Provide automated experiences that help customers across channels by resolving inquiries and performing routine tasks—freeing up time for live agents to resolve more complex inquiries.

•	Live Chat | Answer simple customer queries through live chat on any website by embedding a small code and customizing it to business and care program requirements.

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Community | Facilitate peer-based customer support within a branded community that is actively monitored by an organization. Encourage self-service and customer collaboration to reduce support costs; gather customer feedback; and enhance customer loyalty.

•	Guided Workflows | Provide real-time assistance to agents by equipping them with a step-by-step guide to resolution processes integrated with backend systems.

Key use cases of Modern Care include:

•	Reducing churn by providing more efficient, personalized and consistent support across the digital channels customers now prefer

•	Decreasing costs by improving SLAs and reducing the time agents spend handling cases with AI-based conversation suggestions and automated workflows.

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Protect brand reputation by monitoring and auditing agent-customer interactions and getting ahead of potential PR crises with an AI-powered early warning system alerting internal teams of potential issues.

Modern Marketing & Advertising

Modern Marketing & Advertising enables global brands to plan, create, publish, optimize and analyze their organic/owned marketing content and paid advertising campaigns across modern channels — all in one platform, without spreadsheets or disparate systems. The result: greater efficiency and reduced production costs, increased ROI driven by AI, and actionable insights to improve marketing performance in real time.

Customers choose from the following Modern Marketing & Advertising products:

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Content Marketing | Define, plan, produce, schedule, publish and analyze campaigns and content across brands, channels and geos. Sprinklr’s Content Marketing product has been recognized independently as the only leader in B2C by Forrester and a leader in B2B by Gartner.

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Social Media Advertising | Execute end-to-end campaign workflows for Facebook, Instagram, Twitter, LinkedIn, Pinterest, Snapchat, TikTok, Nextdoor and LINE. Monitor, manage and optimize campaigns using the Ads Manager. Use the intuitive interface to efficiently make changes across campaigns, ad sets, and ads or bulk import your changes. Tap into AI-powered optimizations to improve return on ad spend. Sprinklr has been recognized as the only leader in the Forrester Wave™ Social Advertising Technology.

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Reporting | Analyze paid and owned campaign performance from Facebook, Instagram, Twitter, LinkedIn, Pinterest, Snapchat, TikTok, Nextdoor and LINE in addition to Google Search, Google UAC and YouTube. Integrate third-party data from Google Analytics, Adobe Analytics, Google Campaign Manager or an SFTP import to unlock powerful full-funnel insights in one consolidated view.

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Advocacy Marketing | Identify, activate and engage advocates and affirm brand positioning. Identify and understand advocates through tailored listening queries, owned site opt-ins, advocate list imports and screening capabilities.

•	Influencer Marketing | Easily surface influencers, topics, content and language that are trending and incorporate influencer data into broader strategies.

Key use cases of Modern Marketing & Advertising include:

•	Reduce cost by saving agencies and internal teams time through centralized collaboration, optimized workflows, and scaling the use of high-performing assets.

•	Increase revenue with more effective content and personalized ads that resonate with your customers to drive against marketing & advertising objectives.

•	Protect brand reputation using AI to flag non-compliant content, and approval workflows to govern every outbound post and social ad.

Modern Sales & Engagement

Modern Sales & Engagement helps our customers listen to, triage, engage and analyze conversations across more modern channels than any other competitor on the market. Sprinklr has been recognized as the only leader in the Forrester Wave™ Social Suites as well as a clear leader in the Forrester Wave™ Social Sales Engagement Solutions.

Customers choose from the following Modern Sales & Engagement products:

•	Conversational Commerce | Enable people and businesses to connect through chat with the intent to drive the purchase of goods or services.

•	Publishing and Engagement | Manage, plan, create, publish, measure and respond to campaign content and customer engagement.

•	Distributed | Provide location managers or sales teams, with a seamless, lightweight yet powerful interface to manage their own presence on modern channels.

•	Ratings & Reviews | Capture reviews from trusted buyers to influence visitors. Moderate, monitor and engage with customers in real time via engagement or care dashboards, alongside other channels.

Key use cases for Modern Sales & Engagement are:

•	Turning social into a revenue driver by capitalizing on conversations on modern messaging channels to increase sales and seamless commerce.

•	Getting more from social media managers by understanding where and when to engage by automating publishing consistently across all channels.

•	Protecting brand reputation by limiting the risk of off-brand engagement with a global compliance framework for approvals, governance rules and moderation processes.

Our Growth Strategy

We intend to capitalize on our massive and growing market opportunity by executing on the following key elements to our growth strategy:

•

Innovate to extend our technology leadership and AI-enabled product lines. We have a strong history of innovation. From 2010 to 2017 we expanded our platform from Modern Engagement to include Modern Research, Modern Marketing and Advertising and Modern Care. Since 2018, we have enhanced our platform introducing key functionalities such as: product insights, location insights, brand insights, live chat, conversational AI, guided paths, conversational commerce, and many others. Given our unified and scalable architecture we have the ability to build our platform to address new channels in a short period of time. For example, we were able to enact a live product demonstration and video chat channel in approximately two weeks for a large customer. We intend to continue to invest in research and development building new products and features while extending our platform to bring Unified-CXM to a broader range of enterprises, industries, geographies and use cases.

•

Grow Our Customer Base. As of April 30, 2021, we had a customer base of 1,021 organizations. We believe that this represents only a small fraction of our total addressable customer base. As we expand our product offerings and extend our technology leadership, we also plan to continue to invest in sales and marketing to grow our customer base. In addition, we intend to continue to deepen our market leadership with vertical use cases. We have deployed AI models trained specifically for 40 industries and plan to continue to expand the breadth of capabilities and the depth of functionality for these offerings.

•

Increase Revenue from Existing Customers. The mission-critical nature of our platform and enterprise-wide applicability drives adoption within additional divisions of enterprises and the cross-sale of more products. We believe enterprises that use multiple products from our platform are able to achieve even higher returns on investment than those that do not and we believe we have a significant opportunity to cross-sell and up-sell our various product offerings. Our net dollar expansion rate, on a trailing 12-month basis, was 117%, 118%, 117%, 118% and 114% for the 12-month periods ending April 30, 2020, July 30, 2020, October 31, 2020 and January 31, 2021 and April 30, 2021, respectively. Our scalable pricing model allows us to capture greater revenue from customers in two ways: (1) as additional employees within an organization access our platform and (2) as the volume of CXM data being processed through the platform increases. Our pricing model provides us with a substantial opportunity to increase the lifetime value of our customer relationships as usage increases.

•

Further Expansion Internationally. During the year ended January 31, 2020 and 2021 we generated 33% and 34%, respectively, of our revenue outside the Americas. We foresee a significant opportunity to further expand the use of our platform in other regions globally. Our product technology, including our AI models, now supports over 50 languages. Given the strength of our offerings, we intend to make investments in building our global sales and marketing, service delivery and customer support capabilities to grow our business outside of the United States.

•

Broaden and deepen our partner ecosystem. Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership and provides complementary implementation resources. We work with agencies and partners such as Microsoft, Accenture, Deloitte, SAP, ServiceNow, Adobe, Oracle and others in these capacities. We intend to augment and deepen our relationships with global and regional services partners, as well as a range of complementary technology and go-to-market partners.

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Selectively Pursue Acquisitions. We have a history of selective acquisitions that increase the breadth of our offerings and markets. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that would allow us to accelerate the pace of our innovation while broadening our customer reach.

Our Customers

We focus on selling our platform to large global enterprises, which we define as businesses that have greater than $100 million in annual sales. We believe we have significant competitive advantages attracting and serving large global enterprises given their complex needs and the broad capabilities our platform offers. We have a highly diverse group of 1,021 customers across a broad array of industries and geographies. No single customer accounted for more than 5% of our revenue in the fiscal years ending January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021. Our customers are located in over 60 countries and our platform is delivered in over 50 languages.

Sprinklr enables the majority of the world’s most valuable brands to manage customer experiences—71 out of the top 100 companies (with 22 out of the top 25) on the Forbes 2020 World’s Most Valuable Brands list are Sprinklr customers, 40 of which are included in our definition of large customers.

According to the Forbes 2020 World’s Most Valuable Brands list, Sprinklr is the Unified-CXM platform of choice for industry-leading brands including:

•	9 out of the top 10 technology brands

•	9 out of the top 10 financial services brands

•	7 out of the top 10 beverages, alcohol and restaurant brands

•	7 out of the top 10 automotive brands

•	6 out of the top 10 apparel and retail brands

Our penetration of the Forbes 2020 World’s Most Valuable Brands list illustrates our ability to attract large global enterprises to our Unified-CXM platform.

Our current representative customers include (listed in alphabetical order):

Technology	CPG/Food & Beverage	Manufacturing	Technology Services
Cisco Systems, Inc. Microsoft Corporation Oracle Corporation The Samsung Group	Estée Lauder Companies, Inc. Mondelēz International, Inc. Nestlé S.A. The Procter & Gamble Co.	Koninklijke Philips N.V. Mitsubishi Electric Corporation Panasonic Corporation Siemens AG	Accenture PLC Amazon Web Services Deloitte SAP America, Inc.

Financial Services	Energy/Automotive	Travel & Leisure	Other
Barclays UBS Group AG Wells Fargo & Company Zurich Insurance Group Ltd.	BP PLC Royal Dutch Shell PLC The Honda Motor Company, Ltd The Hyundai Motor Company	Gojek Hyatt Hotels Corporation Marriott International, Inc. MGM Resorts International	Adidas AG GlaxoSmithKline PLC Prada S.p.A. Vodafone Group PLC

Global Computer Technology Company

This global computer technology company turned to Sprinklr to handle care at scale. Before Sprinklr, the company had a number of point solutions for digital customer service that made it difficult for them to collaborate to create memorable customer experiences. Additionally, they noticed that volume of customer service inquiries were spiking on digital channels, and they needed a way to manage this.

They turned to Sprinklr to help them consolidate 6 point solutions and move to Sprinklr's Unified-CXM platform. Their goal was to respond quickly to customers on any channel, cut down the time it took to address issues, and leverage AI to scale their global customer care program.

THE RESULTS:

→ 20x+ growth in revenue for this customer

→ Insights on 1,900 consumer and enterprise products in 16 languages

→ Over 800 agents use Sprinklr AI to manage digital care at the company

→ Over 100 Modern Marketing & Advertising users creating proactive content based on Care

→ Over 600 agents using Modern Sales & Engagement to engage with prospects and customers

→ The cost of closing a case end to end is about $30 in terms of traditional channels and it's under $20 on digital channels. As a result, this computer technology company has been able to cut the costs associated with resolving a customer service case.

→ Response time has improved by 50% for this customer

→ When an increasing number of people began to work from home at the beginning of the pandemic, customer service requests surged. Sprinklr's automated workflows and AI-powered bots helped the company spot issues early and scale customer support without adding a single agent to the team.

HYATT

Hyatt Hotels Corporation is a leading global hospitality company established in 1957 and based in the United States. With 20 premier brands in 67 countries across six continents, Hyatt and its subsidiaries, or collectively, Hyatt, develop, own, lease, operate, manage, franchise, license, or provide services to hotels, resorts, branded residences, and vacation ownership properties. Dedicated to offering distinctive guest experiences for business and leisure travelers, Hyatt's purpose is to care for people so they can be their best.

To serve an extensive international clientele while still creating intimate experiences for each guest, Hyatt required a platform solution capable of meeting customers on their channel of choice while facilitating seamless interactions with each brand across Hyatt's entire digital ecosystem.

Hyatt turned to Sprinklr to support and streamline not only global customer care on social media, but also assist social strategy, brand/marketing, and crisis communications teams, as well as 130 corporate users and 700+ hotel staffers to leverage Sprinklr's distributed capabilities.

From early on during the pandemic, Sprinklr's Social Listening enabled Hyatt's leadership to closely track COVID-19 trends. As early as January 2020, increased conversation and concern around travelling and staying at hotels within the Asia-Pacific region provided valuable intel on what was coming worldwide, and how to best prepare for those disruptions as a hospitality organization.

In addition to a customized crisis listening capability to track and engage related conversations, Hyatt relied on Sprinklr's Modern Care following the abrupt changes in travel due to COVID-19. Hyatt could connect directly with customers to handle reservation changes among other concerns and queries – all while working from home.

With more than 2,400 Benchmarking accounts configured, Sprinklr lets Hyatt effectively track and analyze what competitors are saying – as well as what consumers are saying about each of those competitors. Data collected for lifestyle brand and competitor analysis drives more responsive and successful content creation for each Hyatt brand. And, recently, the introduction of a successful Shoppable Stores program on Instagram has generated new web traffic and engagement.

THE RESULTS:

- → 34% improvement in care response time from 2019 to 2020
- → Improved customer satisfaction overall
- → Increased customer engagements through implementation of Shoppable Stores on Instagram
- → Improved ad performance AI-powered Smart Budget Allocation and Smart Bidding

JULIA VANDER PLOEG
Senior VP and Global Head of Digital | Hyatt

“

Consumers increasingly expect brands to participate in conversations around local, national, and global topics, so the ability to generate listening reports for various internal stakeholders quickly and efficiently via Sprinklr is critical for Hyatt.

Leading Consumer Electronics Conglomerate

A leading consumer electronics conglomerate spent 15 years putting out RFPs when it came to point solutions. 15 years of RFPs around teams, countries, divisions. The result – point solution chaos. With disconnected technology and processes, the company reinforced its silos and ended up in an elaborate technology cage.

They turned to Sprinklr to help them sell, serve, and retain customers at scale. With presence in every corner of the world, they had to figure out a number of challenges: managing billions of customer data points, improving products, and ensuring that the customer is at the heart of everything that they do.

They selected Sprinklr Modern Research and Sprinklr Modern Care, and continued to add more seats. They also expanded their use of Sprinklr, adding Sprinklr Modern Sales and Engagement and Sprinklr Modern Marketing and Advertising in multiple geographies.

THE RESULTS:

→ 10x growth in revenue for this customer

→ Onboarded 2,000+ digital support agents in 45 countries and 700+ online sales agents in 85 countries on one Sprinklr platform

→ Listened to, analyzed, and sliced & diced over 5 billion data points with the power of 12 AI models to uncover product issues

→ Improved response rate by 80% on average across 12 million annual cases by using Sprinklr's automated workflow and AI-powered Live Chat

→ Consolidated multiple customer support platforms on Sprinklr and increased efficiency with AI-powered triaging, routing, and resolution, resulting in a 16% year over year increase in customer satisfaction

P&G

Procter & Gamble, or P&G, is an American consumer goods giant founded in 1837. Operating globally with 65 brands in 10 key product categories, P&G owns some of the most cherished and iconic brands ever created, including household-names like Pampers, Ivory, Charmin, and Tide. P&G's mission is to touch and improve the lives of consumers in more parts of the world in a holistic way.

With such a large and diverse customer base of consumers and retailers, P&G needed a unified platform that could capture relevant customer data across modern channels at scale to measure and improve the consumer experience, gauge brand awareness, identify and manage brand/corporate crisis, and translate data into brand-building action, based on relevant metrics and KPIs.

P&G partnered with Sprinklr to take its belief "in finding small but meaningful ways to improve lives — now and for generations to come" to its fullest potential across digital channels at that necessary scale.

P&G began using Sprinklr for "Consumer Pulse" Social Listening, but now expanded to include the seamless integration of Sprinklr's Modern Engagement, Media Insights, Modern Research (Listening + Benchmarking), and Product Insights, giving P&G a unified platform for all relevant data, data quality, automation through AI, real-time insights, and, in sum, the ability to engage directly with consumers, armed with a closed loop of feedback through proactive and reactive social publishing.

For P&G's global communications teams, Sprinklr allows for the automation of traditional and social media in a single environment, enabling teams to influence initiatives around the globe from a single source of data. Sprinklr provides a single, easily accessible platform for understanding overall brand engagement, which in turn enables P&G to continue building its reputation across its portfolio landscape.

Sprinklr also enables regular analysis and reporting that allow P&G to understand every facet of its business and how it is aligned to portfolios and competitors, as well as the overall industry, providing valuable insight around how P&G is perceived in the world, and empowering it to make necessary adjustments and continue building its reputation as a force for good.

DAMON JONES
Chief Communications Officer | Procter & Gamble

“

As communicators on the 'front lines,' both real-time data and human insights are critical and ensure we can build and protect the reputation of our company and our brands. Sprinklr delivers – enabling us with daily insights briefings and responsive dashboards to help steward important campaigns in the midst of dynamic political and social contexts. Powerfully, that gave us the ability to understand, analyze, and communicate consistently with our values to connect with consumers and stakeholders effectively, mitigate risk and preserve brand reputation.

PHILIPS

Dutch multinational Koninklijke Philips N.V., or Philips, has expanded on its legacy as one of the largest consumer electronics companies in the world to become a focused global leader in health technology. Philips' mission is to improve people's health and well-being through meaningful innovation with one consistent belief: there's always a way to make life better.

Philips recognized early on that capturing the voice of the customer on digital channels could give the company indispensable, real-time insight into their products and services. But, delivering on that vision at a global scale created a number of challenges for Philips' marketing team. Philips needed a centralized governance model to manage the creation, distribution, and analysis of its social advertising campaigns, spanning more than 100 independent agencies and 30 countries, and often in highly regulated environments. In addition, Philips wanted a way to modernize their fragmented, manual processes in order to surface valuable data and customer insights, as well as to consistently and accurately measure performance.

Philips chose Sprinklr's Modern Advertising to help achieve a scalable, single source of data for its social advertising strategy, allowing for direct, hands-on management and calibration of all phases of their global campaigns. Starting with a phased rollout in just a few markets, Philips began implementing Sprinklr in fall of 2018. Approximately one year later, all markets and their respective agencies had been onboarded, with the total adoption rate of Sprinklr across the organization globally presently at 78% and climbing.

Sprinklr's scalable governance model helps Philips mitigate brand risk by executing complex campaigns from a single platform in accordance with the stringent regulations of the health technology space. Using approval workflows managed directly within Sprinklr, Philips has also significantly reduced the time it takes to create and launch campaigns. And, because of increased efficiency and transparency across all social platforms, Sprinklr has also become the system of record for Philips to see audit trails and ensure compliance with internal IT requirements.

Lastly, Philips uses Sprinklr to improve campaign performance by giving their central marketing team global visibility across all digital activity, enabling them to reconcile inconsistencies in how various markets had previously calculated and reported performance metrics. All parties now work seamlessly together through a Sprinklr dashboard and benefit from the fluid integration with other key digital tools, including Adobe, Hadoop, and Google Campaign Manager. surfacing valuable social media data and corresponding insights that were previously stuck or lost in data and technology silos.

THE RESULTS:

→ Increased efficiency and risk mitigation from all parties working via the same dashboard

→ Reduced time needed to launch campaigns, eliminating manual, ad hoc workflows

→ Improved campaign measurement and effectiveness through easy integration with digital tools

→ Improved customer insights from removing data and technology silos

ANNA STOILOUDI
Social Media Manager | Philips

"

Everyone can log in and work on the same dashboard within Sprinklr, so that has saved us a lot of time...Approval workflows for stakeholders happen within Sprinklr so there is no need for email exchanges. That minimizes the time needed for launching a campaign.

PRADA

The Prada Group is a global leader in the design, manufacture, and distribution of luxury goods. Descended from the Italian fashion house Prada founded in 1913 by Mario Prada, the Prada Group has flourished under the creative guidance of granddaughter Miuccia Prada into an iconic creative force present in more than 70 countries and preeminent throughout fashion and luxury culture.

As a global luxury player, the Prada Group partners with a wide range of agencies to maximize the reach of its digital advertising and engagement strategy worldwide. However, operating with multiple agencies at a global scale makes it difficult for the Prada Group to get a clear picture of the return on investment on its campaign, from audience reach and engagement to the overall effectiveness. Recognizing that digital channels are critical to identifying, reaching, and engaging the audiences now poised to become luxury's most influential consumers — Millennials and Generation Z — the Prada Group needed a scalable digital-first strategy that could keep them at the center of larger cultural conversations and trends that impact their brand.

The Prada Group turned to Sprinklr's Unified Customer Experience Management, or Unified-CXM, platform to accelerate its digital transformation, eliminate point solutions, and break down silos across the organization and its partners. By implementing Sprinklr's Modern Advertising and Modern Engagement products, the Italian luxury house established the foundation for a digital-first culture and created a unified view of its digital engagement strategy.

In 2020, Sprinklr helped the Prada Group collect more than 40 million brand mentions across digital channels, launch more than 3,000 ads, and manage more than 500 digital campaigns. With Sprinklr, the Group has one platform to turn brand mentions into valuable insights, enhance marketing, and manage brand risk.

The next generation of luxury customers are not only active on modern channels, their tastes are increasingly shaped and expressed there. And, with the adoption of Sprinklr, Prada Group's digital channel strategy is stronger than ever, with:

- → 35 social owned accounts added
- → 6 brands onboarded Prada, Miu Miu, Church's, Car Shoe, Marchesi 1824 and Fondazione Prada
- → 8 agencies onboarded
- → 60+ advertising accounts added for Facebook, Linkedin, Snapchat, Twitter, TikTok, Pinterest, Line, and YouTube
- → 140+ users onboarded
- → Activated employees' social networks to enable broad cultural advocacy of the brand

THE RESULTS:

- → Eliminated hours a day spent manually categorizing inbound messages and publishing content
- → Improved governance of communication, campaign strategy, and collaboration across global agencies

LORENZO BERTELLI
Prada Group Head of Marketing

"

Today, digital transformation is changing relationships with consumers, giving them an unlimited amount of purchasing choices. In this world, it's even more crucial to effectively reach and engage our customers and Sprinklr's platform helps our efforts to reinforce a digital culture within the Prada Group while improving customer experiences.

SIEMENS

Siemens AG is a German multinational conglomerate headquartered in Munich. Active around the world, the company focuses on intelligent infrastructure for buildings and distributed energy systems and on automation and digitalization in the process and manufacturing industries.

With 293,000 employees in more than 200 regions and multiple global agencies, Siemens needed support increasing their efficiency and effectiveness when managing thousands of marketing and advertising campaigns. To create a seamless internal experience for employees and improve the marketing experience for customers, they needed a single, unified platform.

Siemens turned to Sprinklr's Unified-CXM platform for support. With Sprinklr's AI-powered Modern Marketing and Advertising suite, Siemens can effectively plan, produce, and continuously analyze content performance. Sprinklr is a key component of Siemens' global strategy to reduce content production costs by 50 percent while increasing content effectiveness by 10x.

As of April 2021, Siemens has achieved the following results.

THE RESULTS:

→ Reduced campaign project management costs by 16 percent according to information provided by Siemens, enabling them to invest additional budget into effective advertising

→ Streamlined partners and increased ROI of advertising spend by eliminating agency involvement in over 1,850 campaigns in the last year

→ Enabled the team to focus on the most important, prioritised messages leading to a YoY increase in positive sentiment from online stakeholders from 16% to 23%

ANDRE GRAF

SVP Digital Communication Platform | Siemens AG

“

Agility, efficiency and effectiveness are critical to content lifecycle management at Siemens. With over 1,250 users utilizing Sprinklr across 40+ regions, we are able to collectively strategize, seamlessly collaborate, efficiently produce and transparently measure content performance on one unified platform.

U.S. Census Bureau

The U.S. Census Bureau, or Census Bureau, is a principal agency of the U.S. Federal Statistical System responsible for producing data about the American people and economy, and is responsible for administering the U.S. Census at least once every 10 years to determine each state's number of members in the House of Representatives and, by extension, the Electoral College.

When the Census Bureau launched the 2020 Census, its digital engagement strategy was in relatively uncharted territory because its digital channels were in their infancy during the 2010 campaign. But, driving engagement, and ultimately participation, with the general public in the once-in-a-decade national accounting was a critical goal for the agency. It needed to manage an increasing volume of unstructured feedback and data across modern channels, better communicate the true nature and importance of the US Census' process, and rapidly respond to false information and characterizations in real time, at scale.

The Census Bureau enlisted Sprinklr's CXM platform to provide digital customer service, digital advertising support and a unified platform for listening, publishing and reporting across digital channels.

Sprinklr helps the Bureau quickly and easily engage with citizens on their preferred digital channels. The agency deployed Sprinklr's Chatbot via Facebook Messenger and Twitter to answer common questions quickly, training Sprinklr's AI to understand and respond to customers' inquiries without ever engaging with an agent directly.

To combat the spread of misinformation about the 2020 Census, the Bureau relied on Sprinklr's AI-powered Smart Alerts to send automatic email/mobile/in-platform notifications to them if there were increases in volume around specific keywords or increases in negative comments mentioning the Census.

Additionally, with many agencies supporting the Bureau, Sprinklr's centralized asset manager for publishing and advertising kept everyone on the same page. With the need to have assets in different languages for many different demographics, having one location to manage all posts was crucial to helping them increase return on ad spend and save time.

THE RESULTS:

→ Reduced the average response time via Facebook by using Sprinklr's AI-powered Facebook Messenger Chatbot to automatically answer the most frequently asked questions without having citizens connect to a customer service agent

→ Saved time and maximized the return on ad spend using Sprinklr as a centralized source for digital advertising campaign management

→ Decreased the spread of misinformation about the U.S. Census with Sprinklr's AI-powered Smart Alerts that helped the Bureau identify and respond to misinformation swiftly

→ Aligned marketing agencies and internal departments on one Sprinklr platform with clear approval workflows to ensure that citizens receive relevant, consistent and compliant messages across digital channels

ZACH SCHWARTZ
Trust & Safety Lead | U.S. Census Bureau

“

Utilizing Sprinklr has given us an ability to connect with the American people where they are. Being able to connect with them across a variety of different modern channels is something we're focused on — not just your usual social media companies, but also whether its blogs, or whether its in Reddit, or other places, those are things that we want to be able to connect and talk to people about. And being able to connect with the American public that way is something we're proud of.

Sales and Marketing

Sprinklr’s Unified-CXM Platform is focused entirely on the enterprise, with 1,021 total customers—including more than 50% of the Fortune 100—across a wide range of industries and geographies. As of April 30, 2021, we had 69 customers with subscription revenue equal to or greater than $1.0 million for the trailing 12-month period, which represented approximately 46% of our subscription revenue for this period.

For the past decade, our go-to-market approach has been driven by a clear vision for Unified-CXM, a unified platform architecture built on AI, and a relentless pace of innovation and development fueled by the world’s most forward-thinking enterprise brands.

Sprinklr is highly strategic to the C-Suite and owners of front office functional areas, as well as CIOs, who are looking to consolidate point solutions in favor of enterprise platforms, and CEOs, who are ultimately responsible for driving digital transformation and customer-centricity across their organizations.

We have built our platform to be equally effective for function-specific use cases and for the global, enterprise-wide adoption of Unified-CXM. Enterprises often grow their usage of our platform from their initial use cases and expand to use higher volumes and additional products.

Our platform includes products that are licensed on seat tiers, as well as products that are licensed based on volume tiers. We have land and expand upsell and cross-sell opportunities from adding more users to our products, as well as additional volume within our volume-based products. Our two largest products are Modern Sales & Engagement and Modern Research & Insights, with the latter frequently creating expansion and cross-sell motions for Modern Care and Modern Marketing & Advertising.

We generate sales, primarily, through a direct sales organization, which includes Sales Development Reps, Account Executives, Solutions Consultants, and Customer & Product Success personnel who are organized by geography and three customer groups: Global Strategic Accounts, Large Enterprise Accounts and Enterprise Accounts.

We have a highly methodical and value-based approach to Sales and Customer Success, and have made significant investments in sales enablement, onboarding and performance tracking to ensure an effective, predictable and scalable sales model. Our customer-facing teams operate against a shared Customer Engagement process to ensure the value we sold is realized by the customer; that they are fully consuming the product, and that there is a logical next step to value expansion.

Our marketing efforts are focused on promoting our brand, generating awareness of our platform, supporting our community of customers, and creating sales leads. We utilize both online and offline marketing initiatives, including our participation in industry and partner conferences, digital marketing, case studies and customer testimonials.

We also engage with industry research firms to educate them on our platform and its transformational impact on enterprises and have developed go-to-market partnerships that extend the reach of our platform such as Channels, GSIs and Agencies. We anticipate that we will continue to develop select third-party relationships to help grow our business.

Partnerships

The Sprinklr Global Alliance Program delivers training, go-to-market support, and a certification program to an ecosystem of technology organizations, systems integrators, agencies, and social media channels. Sprinklr’s partner program helps brands collaborate across marketing, sales, and care to meet the needs of the modern customer. Sprinklr’s average deal size is doubled when involving a strategic alliance partner. Many of our key partners are also customers of our Sprinklr Unified-CXM platform which is a benefit to our shared customers.

•	Global system integrators are certified implementation consultants that bring a full suite of capabilities to help our customers accelerate Unified-CXM and drive net new ARR: Deloitte and Accenture.

•	Regional system integrators offer local service and language support: HGS Digital, Mindtree, Thundercat Technology, Techvista, Veripark, Arena Analytics, Carahsoft, ThinkInnovation and many more.

•	Agencies are media, creative and PR companies trained to co-sell our Unified-CXM platform and its benefits: Publicis Group, Omnicom Group, Havas, Golin, Dentsu, Fleishman Hillard, IPG and WPP.

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Technology and Cloud partners are go-to-market partners that help brands connect Sprinklr to third-party software systems to enhance crucial business processes: Adobe, AWS, Microsoft, Oracle, SAP, ServiceNow and Google.

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Social Channel Partners work with Sprinklr to help centralize marketing, advertising, research, customer care, engagement and sales in a single, unified platform: Twitter, Facebook, Instagram, WhatsApp, LinkedIn, Pinterest and many others.

Services

We believe that technology, no matter how powerful or well designed, is only as good as the people and processes that complement it. Our foremost goal through our suite of professional services is to ensure that customers consistently find a return on investment and reach new levels of success as a business. We apply the right mix of advisory and hands-on support across people and process optimization to make sure customers are successful in their digital transformation journey.

Through our Implementation, Training and always-on Managed Services, we ensure our customers realize value from Day 1 and throughout the Sprinklr journey. Our global, certified implementation consultants design, configure, educate and empower customers. Our teams provide a mix of virtual and instructor-led sessions to enable customers to become platform champions, while our Managed Services consultants are the long-term partners that help provide continuous platform optimization, consultancy and coaching to ensure customers maximize the benefits of Sprinklr.

Customer Success

At Sprinklr, realizing value for our customers is at the heart of everything we do. Our Customer Success team is a critical partner in achieving our customers’ business outcomes through Sprinklr. Sprinklr Customer Success has a formal and value-based delivery system that includes, among other processes:

•

The VRCI (Value Realization Check In) is designed to be a regular touch base, bi-weekly or as appropriate, in which we, collaboratively, identify and coordinate issue resolution; measure value realized to date through embedded use-case-based, value realization dashboards; and continually align the Sprinklr platform with our customers’ desired business outcomes and priorities.

•

The EBR (Executive Business Review) is designed to be a more strategic meeting with executive representation on both sides, where alignment is discussed, along with a roadmap, and corporate and strategic objectives. These are done at an appropriate cadence to ensure at no point is there a question as to the business value Sprinklr is bringing. We collaboratively work with our customers to ensure targets are hit and recommendations are discussed on how to excel, based on best practices and industry expertise.

•

The CHI (Customer Happiness Index) is a core internal metric for success at Sprinklr. Much like our Employee Happiness Index and Product Happiness Index, we continuously survey and monitor a simple metric of customer happiness on a scale of 1-10. This informal survey serves as an opportunity for continued engagement with our customers, but not a formal measure of our ongoing performance.

•

The CDAP (Customer Delight Assurance Program) applies when our strategic customers’ CHI falls, or consumption begins to trend downward. Through this process we have an executive review, escalate support and provide product focus to ensure customer retention and satisfaction.

Competition

CXM is a rapidly developing, fragmented and competitive category of enterprise software. We believe that we are the only platform that completely addresses the complex Unified-CXM needs of enterprise-scale organizations. Certain features of our platform, however, compete in various segments of the overall experience management market. Our competitors mainly consist of consumer-grade point solutions in the following categories:

•	experience management solutions, including social media management solutions;

•	home-grown solutions and tools;

•	adjacent CXM solutions such as social messaging;

•	customer care and support solutions;

•	traditional marketing, advertising and consulting firms; and

•	CRM and ERP solutions.

We expect competition as industry trends continue to favor the adoption of modern channels and the digital transformation of CXM. The key differentiators for CXM offerings include:

•	product features, quality, functionality and design;

•	AI capabilities;

•	strength of product vision and rapidity of innovation;

•	strong ecosystem of third-party integrations;

•	accessibility across several devices, operating systems and applications;

•	ease of use;

•	overall platform experience;

•	governance, security and privacy;

•	return on investment and scalable pricing;

•	corporate reputation and awareness of our brand;

•	strength of sales and marketing efforts;

•	proven track record of execution and business value realization at enterprise scale; and

•	strength of post-sale support and customer success.

We believe we compete favorably with respect to all these factors. However, we realize that many competitors may have competitive advantages over us, including greater brand recognition and name, longer operating histories, greater market penetration in adjacent industries, larger and more established customer bases, larger sales forces and marketing budgets, and access to significantly greater financial, human, technical and other resources. Due to the rapid pace of development of our market, it is possible that new entrants with competitive solutions and substantial resources could introduce new products and services that disrupt our market and more acutely meet the needs of our customers and prospective customers. See “Risk Factors—Risks Related to Our Business and Industry—The market in which we participate is new and rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed” for additional information.

Research and Development

We have a research and development culture that rapidly innovates and consistently delivers high-quality enhancements to the functionality, performance and usability of our Unified-CXM platform. Furthermore, we are investing significantly in machine learning and other forms of artificial intelligence, as well as additional predictive analytics and optimization tools, to address the most complex challenges in the experience management market.

Our research and development organization is primarily responsible for the design, development, testing and delivery of our platform and products. We have a global workforce with research and development centers of excellence in Gurgaon and Bangalore, India, Portland, Oregon and Singapore. We hire skilled engineers, data scientists and other talent from a variety of industries with expertise in developing mission-critical applications for global enterprises.

As a company, we invest substantial resources in research and development. We have a well-defined product roadmap to introduce new features and functionality to our unified platform that we believe will further enable customers to reach, engage and listen to their consumers. Our product development is at the forefront of everything we do as we continue to modernize technology solutions for a unified front office.

Intellectual Property

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements and invention assignment agreements to establish and protect our intellectual property and proprietary rights. We seek to protect our intellectual property and proprietary rights, including our proprietary technology, software, know-how and brand, by relying on a combination of federal, state and common law rights in the United States and other jurisdictions, as well as on contractual measures. However, these laws, agreements and procedures provide only limited protection. Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees and the functionality and frequent enhancements to our platform and solutions are larger contributors to our success in the marketplace.

As of April 30, 2021, we owned 27 issued U.S. patents and 17 pending or provisional U.S. patent applications. These patents and patent applications seek to protect our proprietary inventions relevant to our business.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and solution names, taglines and logos in the United States and certain other jurisdictions to the extent we determine appropriate and cost-effective. We also have common law rights in certain unregistered trademarks that were established over years of use. In addition, we have registered domain names for websites that we use in our business, such as Sprinklr.com, and similar variations. We have also registered “Sprinklr” as a trademark in the United States and various foreign jurisdictions.

Despite our efforts to protect our intellectual property and proprietary rights, we cannot be certain that the steps we have taken will be sufficient or effective to prevent unauthorized parties from obtaining, copying, accessing, using or reverse engineering our software, technology and other proprietary information. In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain and our intellectual property rights may not be respected in the future or may be invalidated, circumvented, or challenged. We intend to continue to expand our international operations, and effective intellectual property and trade secret protection may not be available or may be limited in foreign countries. Our competitors may develop products that are similar to ours and that may infringe, misappropriate or otherwise violate our intellectual property rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated, or otherwise violated.

Our industry is characterized by the existence of a large number of patents, trademarks, and copyrights and by frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Such intellectual property claims, whether meritorious or not, could be expensive and time-consuming to litigate or settle, and could divert management attention from executing our business plan. Various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract value from technology companies. Many of our agreements also require us to indemnify our customers for certain third-party intellectual property claims, which could increase those costs, and we have in the past and may in the future be subject to indemnification requests or obligations related to such claims. From time to time, we have received and may in the future receive claims from third parties, including our competitors, alleging that our Unified-CXM platform and underlying technology infringe, misappropriate or otherwise violate such third party’s intellectual property rights, including their trade secrets, and we may be found to be infringing upon such rights. Any infringement, misappropriation, or an adverse ruling in an intellectual property claim, could have a material adverse effect on our business, operating results and financial condition.

We permit the use of open source software in the development of our products and services, and intend to use open source software in the future. The terms of many open source licenses have not been interpreted by U.S. and foreign courts, and there is a risk that open source software licenses are construed in a manner that imposes unanticipated conditions, restrictions, or risks. Additionally, we may from time to time face claims from third parties claiming ownership of, or demanding release of, open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license or alleging that our use of such software infringes, misappropriates or otherwise violates a third party’s intellectual property rights. These claims could result in litigation, require us to make certain aspects of our software source code freely available, purchase a license, or cease offering the impacted products or services until we can engineer them to avoid infringement. This process could require significant research and development resources, and we may not be able to complete it successfully. These risks could also have a material adverse effect on our business, operating results and financial condition.

Regulatory Matters

We are subject to a variety of laws, rules and regulations in the United States and internationally, including laws regarding data privacy, protection, security, retention, consumer protection, accessibility, sending and storing of electronic messages (and related traffic data where applicable), intellectual property, human resource services, employment and labor laws, workplace safety, consumer protection laws, anti-bribery and anti-corruption laws, import and export controls, immigration laws, federal securities laws and tax regulations, all of which are continuously evolving and developing. The manner in which existing laws and regulations are applied to SaaS businesses, whether they apply to us at all, and how they may relate to our business in particular, both in the United States and internationally, often are unclear. For example, we sometimes cannot be certain which laws will be deemed applicable to us given the global nature of our business and the nature of our services and operations, including with respect to such topics as data privacy, security and protection, pricing, advertising, taxation, content regulation and intellectual property ownership and infringement.

In addition, regulatory authorities around the world have implemented or are considering implementing a number of legislative and regulatory proposals concerning privacy, spam, data storage, data protection, data collection, content regulation, cybersecurity, government access to personal information and private data, and other matters that may be applicable to our business. More countries are enacting and enforcing laws related to the appropriateness of content and enforcing those and other laws by blocking access to services that are found to be out of compliance. It is also likely that as our business grows and evolves, as an increasing portion of our business shifts to mobile, and as our solutions are used in a greater number of countries and by additional groups, we will become subject to laws and regulations in additional jurisdictions. For additional information, see the section titled “Risk Factors—Risks Related to Our Business—Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business” and “We are subject to stringent and changing laws, rules, regulations, self-regulatory schemes, contractual obligations, industry standards and other legal obligations related to data privacy, protection, and security. Any actual or perceived failure by us, our customers, partners or third-party service providers to comply with such obligations could harm our reputation, limit the use and adoption of our Unified-CXM platform, subject us to significant fines and liability, or otherwise adversely affect our business.”

Culture and Employees

Building a culture where everyone is happier and can thrive personally and professionally at Sprinklr is the cornerstone of our philosophy.

We create an environment of happier employees by building a values-based culture with rich communications, manager and employee action planning, competitive pay and benefits, and a culture where everyone feels like they belong and are valued. We recruit, retain and invest in the development of the best talent in the world.

A strong culture is a barometer of business success and we have developed a deliberate culture based on our roadmap that we have named “The Sprinklr Way” — our way of working, living and being. All employees are introduced to The Sprinklr Way by our CEO on their first day of orientation, known as our “Splash” session. The

Sprinklr Way provides the framework for leadership, behaviors and values, and is composed of our Cultural Aspiration; Core Beliefs; Core Values; Leadership Expectations and Operating Principles.

In addition to the Sprinklr Way, the company invests and focuses on the following initiatives that build trust and happiness across all regions:

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Employee Delight Assurance Program (EDAP): EDAP is part of our company operating rhythm and consists of the following three components: Goals Planning process; Employee Happiness Index; and Learn2Grow plans. Through this quarterly process, managers invest in thoughtful 1:1 meeting time with their direct reports to ensure alignment and progress to goals and priorities (called W2HMO); engage in rich discussion on how managers and direct reports can work together on 3 priorities to increase individual happiness (and record the score on a happiness scale of 1-10); and develop and implement a personal learning plan for each team member. Our 24-4-U program gives every employee a day away from the office to focus on the personal or professional development of their choice. The documented EDAP process has driven increased operational effectiveness, provided clearer understanding of accountabilities, and driven quarter-over-quarter improvements in employee happiness. These metrics used as part of EDAP serve as an opportunity for continued engagement with our employees, but not a formal measure to evaluate employee compensation.

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We Belong: At Sprinklr, our goal is to ensure every employee feels like they belong and are operating in a judgement-free zone regardless of gender, race, ethnicity, age, and lifestyle preference, among others. We value and celebrate our sense of belonging and fervently believe every employee matters, and should be respected, listened to, and have opportunities to contribute to the magic of Sprinklr. We have taken action to support social justice and deliver training in diversity, inclusion and unconscious bias. “We Care” teams around the world encourage inclusivity and serve as resource groups for our employees.

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Recognition: Our peer recognition program allows every employee to recognize a colleague for living one or more aspects of The Sprinklr Way anytime they see the right behaviors in action. Hundreds of recognitions have been awarded around the world for everything from collaboration, to living our Core Values.

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Wellbeing: Our comprehensive Wellbeing program is another way we invest in our employees, designed to keep our employees rejuvenated and happy throughout their career journey at Sprinklr. A special certification program advances their proficiency in important areas like mindfulness and relaxation. Our interactive Wellbeing platform offers captivating opportunities to participate in a range of healthy eating, mental, financial and physical challenges — all on the way to each of us becoming our healthiest self.

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Giving Back: Our employees around the world have a deep and passionate sense of community and give back in extraordinary ways. Our giving initiatives — under the umbrella of “Sprinklr Cares” — sponsor relief efforts around the world and give employees the opportunity to contribute to their personal causes. Among other benefits, Sprinklr Cares enables charitable donations when employees recruit new talent, and allows for organized volunteer opportunities. Our 24-4-Others program awards employees a day away from the office to give their time and expertise to meaningful organizations, and to help those less fortunate.

We have subscribed to the Pledge 1% movement and from time to time may fund this commitment in a variety of ways, including issuing shares of our capital stock, which, in the aggregate, we do not expect to exceed 1% of our outstanding capital stock. If we determine to issue shares of our capital stock as part of our Pledge 1% donation, we may incur a non-cash expense in the quarter that we issue such shares equal to the fair value of the shares of our common stock issued. The pledge strengthens our social responsibility initiatives through inclusion efforts with community partners, empowering volunteerism, and support for nonprofits.

At Sprinklr, we measure every aspect of our culture and journey on the way to creating the most loved software company in the world.

Externally, Sprinklr has been recognized as a best place to work by the following media:

•	Glassdoor—Sprinklr Named a Best Private Company to Work for During COVID

•	Wealthfront—2021 Career Launching Company

•	BuiltIn—Best 100 Large Companies to Work For

As of April 30, 2021, we had 2,469 employees. Of these employees, 826 are based in the United States and 1,643 are based internationally. Of these 1,643 employees, 1,106 are based in India. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe our employee relations are good and we have not experienced any work stoppages.

Legal Proceedings

From time to time, we are party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position.

On September 7, 2017, a complaint was filed against us in the Circuit Court of the State of Oregon by Opal Labs Inc., alleging breach of contract and violation of Uniform Trade Secrets Act, among other complaints. On July 5, 2018, the case was moved from state court to the United States District Court for the District of Oregon based on our motion. For more information, see Note 10 to our consolidated financial statements included elsewhere in this prospectus.

Facilities

Our principal executive offices are located in New York, New York where we lease approximately 32,000 square feet of office space under a lease that expires in December 2023. We have other domestic offices, including San Francisco, and Portland, and international offices including London, Gurgaon, Bangalore, Paris, Singapore, Tokyo and Dubai. These offices are leased, and we do not own any real property. We believe that our current facilities are adequate to meet our current needs.

MANAGEMENT

The following table sets forth information for our executive officers and directors as of April 30, 2021:

Name	Age	Position
Executive Officers:
Ragy Thomas	47	Founder, Chairman and Chief Executive Officer
Vivek Kundra	46	Chief Operating Officer
Christopher Lynch	50	Chief Financial Officer
Pavitar Singh	36	Chief Technology Officer
Luca Lazzaron	53	Chief Revenue Officer
Daniel Haley	48	General Counsel and Corporate Secretary
Diane Adams	61	Chief Culture and Talent Officer
Wilson “Grad” Conn	57	Chief Experience Officer
Carlos Dominguez	62	Vice Chairman, Chief Evangelist and Director
Non-Employee Directors:
Neeraj Agrawal	48	Director
John Chambers	71	Director
Edwin Gillis	72	Director
Matthew Jacobson	37	Director
Yvette Kanouff	55	Director
Tarim Wasim	43	Director

Executive Officers

Ragy Thomas has been our Chief Executive Officer and Chairman of our board of directors since founding Sprinklr in September 2009. Previously, Mr. Thomas held various positions with Epsilon, a division of Alliance Data Systems Corp. now owned by Publicis Groupe, where he was most recently the president of interactive services from September 2006 to June 2008. From 2001 to 2005, Mr. Thomas was also the chief technology officer of Bigfoot Interactive, an email communications company acquired by Epsilon. Mr. Thomas earned an M.B.A. in Finance and Information Systems from the New York University Leonard N. Stern School of Business and a Computer Science Engineering degree from Pondicherry University in India. We believe Mr. Thomas is qualified to serve as a member of our board of directors because of his experience building and leading businesses and his insight into corporate matters as our founder, Chairman and chief executive officer.

Vivek Kundra has served as our Chief Operating Officer since May 2018. Prior to joining Sprinklr, Mr. Kundra served as the COO at Outcome Health from January 2017 to November 2017. Previously, Mr. Kundra was an Executive Vice President at Salesforce, Inc. from January 2012 to January 2017. He was appointed as the first United States Chief Information Officer by President Obama, serving from February 2009 to August 2011. Mr. Kundra also served as a joint fellow at Harvard’s Berkman Center for Internet and Society and the Shorenstein Center on the Press, Politics and Public Policy, and was named a Young Global Leader by the World Economic Forum. Mr. Kundra holds a M.S. in Management Information Systems and a B.S. in Psychology from the University of Maryland and is a graduate of the University of Virginia’s Sorensen Institute of Political Leadership.

Christopher Lynch has served as our Chief Financial Officer since July 2013. Prior to joining us, Mr. Lynch was Vice President of Finance of Bazaarvoice, Inc., where he worked from July 2009 to July 2013. He also previously held various financial roles at content management company Vignette Corporation (acquired by Open Text Corporation), and enterprise resource planning company J.D. Edwards, now a division of Oracle Corporation. Mr. Lynch is a Fellow of the Association of Chartered Certified Accountants.

Pavitar Singh has served as our Chief Technology Officer since January 2016. Previously Mr. Singh served as our Vice President of Product Development from January 2014 to December 2015 and the Director of

Research and Development from April 2012 to December 2013. Mr. Singh holds a Bachelor of Technology (Information and Communication Technology) from Dhirubhai Ambani Institute of Information and Communication Technology and a Post-Graduate Diploma in Management from the Management Development Institute of Gurgaon in India.

Luca Lazzaron has served as our Chief Revenue Officer since October 2017. Mr. Lazzaron previously worked with Fuze, Inc., a unified communications company, as a Senior Advisor from January 2017 to January 2018 and as a Senior Vice President of International Operations from September 2015 to January 2017. Prior to this, Mr. Lazzaron worked with a number of international technology companies, including PTC Inc., GeoTel Communications, BladeLogic (now BMC Software, Inc.) and Cisco Systems, Inc. His experience includes both scaling rapid growth startups and building sales disciplined teams globally, and he has experience with acquisitions and initial public offerings from GeoTel Communications and BladeLogic. Mr. Lazzaron holds a degree in “Economia Aziendale” (Business and Managerial Economics) from Università Ca’ Foscari Venezia in Italy.

Daniel Haley has served as our General Counsel and Corporate Secretary since September 2019. Prior to joining us, Mr. Haley held various leadership roles at athenahealth, Inc. from August 2012 to June 2019, most recently serving as Senior Vice President, Chief Legal and Administrative Officer. He was also a partner at international law firm McDermott Will & Emery from January 2007 to July 2012 and held senior positions in a number of state political campaigns and federal political committees. Mr. Haley holds a B.A. in Political Science from Middlebury College and a J.D. from Harvard Law School.

Diane Adams has served as our Chief Culture and Talent Officer since April 2018. Prior to joining Sprinklr, Ms. Adams served as the Chief Culture and Talent Officer at McGraw-Hill Education LLC, a provider of customized educational content, from November 2016 to March 2018 and the Chief People Officer at Qlik Technologies Inc., a business intelligence company, from June 2013 to October 2016. Earlier in her career, Ms. Adams served as VP, Human Resources at Cisco Systems, Inc. supporting 35,000 people. Ms. Adams holds a B.B.A. from the University of North Carolina at Chapel Hill.

Grad Conn served as our Chief Experience & Marketing Officer from April 2018 to October 2020. In October, Grad split his role and focused on customer experience as our Chief Experience Officer. From 2006 to 2018, Mr. Conn worked at Microsoft Corporation, starting in October 2006 at Microsoft Research as General Manager for the Microsoft Health Solutions Group, and then moving in October 2011 to become General Manager for the Microsoft U.S. Central Marketing Organization, which he held until leaving Microsoft in March 2018. He has also held Chief Marketing Officer and Chief Executive Officer roles at a variety of early-stage companies, including OpenCola (sold to OpenText) and Points.com (TSX listed). Mr. Conn began his career at The Procter & Gamble Company as a marketing executive. Mr. Conn holds a Bachelor of Commerce from Queen’s University in Kingston, Ontario.

Carlos Dominguez has served as Vice Chairman of our board of directors and as our Chief Evangelist since December 2019 and as a member of our board of directors since September 2011. Mr. Dominguez was previously our President from January 2015 until December 2019 and our Chief Operating Officer from February 2015 until May 2018. Previously, Mr. Dominguez served in a variety of roles at Cisco Systems, Inc. from March 1992 to January 2015, including most recently as a Senior Vice President in the office of the Chairman and Chief Executive Officer. Mr. Dominguez also serves on the boards of directors of the Hartford Financial Services Group, Inc. and PROS Holdings, Inc. Mr. Dominguez brings to our board of directors significant industry experience that gives him the ability to address complex issues at the most senior levels and provide critical insights into the operational requirements of global technology companies.

Non-Employee Directors

Neeraj Agrawal has served as a member of our board of directors since August 2011. Mr. Agrawal is a General Partner at Battery Ventures, a global technology-focused investment firm where he has worked since

August 2000. Mr. Agrawal serves on the board of directors of several private technology companies, including Amplitude, Inc., Braze, Inc. (formerly AppBoy, Inc.), Dataiku, Inc., Pendo, Inc., Tealium, Inc. and Workato, Inc. He was previously a member of the boards of directors of Bazaarvoice, Inc., Coupa Software Incorporated, Marketo, Inc. and Wayfair, Inc. Mr. Agrawal holds a B.S. in Computer Science from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Agrawal is qualified to serve as a director based on his extensive business experience in the software and web services industries, his experience in venture capital and his service as a director of various public and private companies.

John Chambers has served as a member of our board of directors since September 2017. He is also the Chief Executive Officer of JC2 Ventures, a venture firm that he founded in January 2018. Previously, Mr. Chambers spent more than 25 years at Cisco Systems, Inc., where he served as Chief Executive Officer from 1995 to July 2015 and Executive Chairman from July 2015 until December 2017, and where he currently holds the title of Chairman Emeritus. Mr. Chambers is also the Chairman of the US-India Strategic Partnership Forum (USISPF) and Global Ambassador of the French Tech, as appointed by President Emmanuel Macron of France. Mr. Chambers also currently serves on the board of directors of Bloom Energy Corporation. Mr. Chambers holds a B.S. in Business Administration and a J.D. from West Virginia University, as well as an M.B.A. in Finance and Management from Indiana University. We believe Mr. Chambers is qualified to serve as a member of our board of directors because of his significant experience in the international technology industry and related public sector roles, including his leadership of a multinational technology conglomerate.

Edwin Gillis has served as a member of our board of directors since November 2015. Mr. Gillis has also been a member of the board of directors of Teradyne, Inc. since October 2006, and he currently serves as audit committee chair. He previously served on the boards of directors of LogMeIn, Inc. from November 2007 to September 2020, Sophos Group PLC from October 2009 to September 2017 and Responsys, Inc. from March 2011 until it was acquired by Oracle Corporation in February 2014. His other board positions have included AppNexus, Bladelogic, EqualLogic, Endeca, Insidesales.com, Plex and Trizetto. Mr. Gillis has also held executive advisory and financial leadership roles at companies including Skype, Avaya Inc., Symantec Corporation (NortonLifeLock), Veritas Software Corporation, PTC Inc. and Lotus Development Corporation. He was also a certified public accountant and a partner at Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers). Mr. Gillis received a B.A. in Government from Clark University, an M.A. in International Relations from the University of Southern California and an M.B.A. from the Harvard Business School. We believe Mr. Gillis is qualified to serve as a director because of his financial and accounting expertise, as well as his extensive experience on public company boards of directors and as a senior executive of publicly held and private technology companies.

Matthew Jacobson has served as a member of our board of directors since December 2014, and previously served as a board observer from April 2014 through December 2014. He is a Partner at ICONIQ Capital and a General Partner at ICONIQ Growth, an investment firm where he has worked since September 2013 and sits on the firm’s executive, management and investment committees. Mr. Jacobson currently serves on the board of directors of Datadog, Inc., a publicly traded cloud monitoring service provider, where he is chair of the nominating and corporate governance committee and a member of the audit committee, and on the boards of directors of a number of private technology companies, including GitLab Inc., Collibra NV, BambooHR LLC, RealtimeBoard Inc. dba Miro, Orca Security Ltd, Braze, Inc. and Relativity ODA LLC. Prior to joining ICONIQ Capital, Mr. Jacobson held operating roles at Groupon and investing roles at Battery Ventures and Technology Crossover Ventures, and he was an investment banker at Lehman Brothers. Mr. Jacobson received his B.S. in Economics with concentrations in Finance and Management from The Wharton School of the University of Pennsylvania. We believe that Mr. Jacobson is qualified to serve as a member of our board of directors because of his extensive experience in the venture capital and technology industries.

Yvette Kanouff has served as a member of our board of directors since August of 2018. Ms. Kanouff has also been a Partner and the Chief Technology Officer of JC2 Ventures LLC since July 2019. She previously held various positions at Cisco Systems, Inc. from June 2014 to June 2019 and was most recently senior vice president and general manager of its service provider business. Prior to joining Cisco, Ms. Kanouff was executive Vice President of Corporate Engineering and Technology at Cablevision Systems Corporation (Altice), president of SeaChange International and director of interactive technologies at Time Warner Cable. She holds a B.S. and M.S. in Mathematics from the University of Central Florida. She has won numerous industry awards including the 2020 lifetime achievement Emmy for Engineering and Technology. We believe Ms. Kanouff is qualified to serve as a member of our board of directors because she has more than 20 years of service provider, media and software experience.

Tarim Wasim has served as a member of our board of directors since October 2020. Mr. Wasim is a Partner at Hellman & Friedman LLC where he focuses on the software, internet and services sectors. Mr. Wasim also serves as a member of the operating committee of Genesys Cloud Services and the boards of directors at Checkmarx Ltd. and Simplisafe, Inc. Mr Wasim previously served on the boards of directors of Renaissance Learning, Inc., Internet Brands, Inc. and AlixPartners, LLP. Prior to joining Hellman & Friedman in 2005, Mr. Wasim was employed by Bain Capital and worked as a consultant at Bain & Company. He received an A.B in Engineering from Dartmouth College and an M.B.A. from the Harvard Business School. We believe Mr. Wasim contributes to our board of directors his extensive knowledge of the software sector as well as his experience serving as a director of multiple Hellman & Friedman portfolio companies.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. All of our directors currently serve on the board of directors pursuant to the voting provisions of a voting agreement between us and several of our stockholders. The voting provisions of our voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election or designation of our directors, other than certain obligations pursuant to a letter agreement we entered into in October 2020 with H&F Splash Holdings IX, L.P., as further described in the section titled “Certain Relationships and Related Party Transactions.” Our current directors will continue to serve as directors until their resignation, removal or a successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

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the Class I directors will be Ragy Thomas, Matthew Jacobson and Carlos Dominguez, whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

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the Class II directors will be Neeraj Agrawal, Edwin Gillis and Yvette Kaunoff, whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

•	the Class III director will be John Chambers and Tarim Wasim, whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined Mr. Agrawal, Mr. Chambers, Mr. Gillis, Mr. Jacobson, Ms. Kanouff and Mr. Wasim do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has appointed John Chambers to serve as our lead independent director. As lead independent director, Mr. Chambers will preside at all meetings of the board of directors at which the executive chairman is not present, preside over executive sessions of our independent directors, serve as a liaison between our executive chairman and our independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee and intends to establish a nominating and corporate governance committee in connection with this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Mr. Gillis, Mr. Jacobson and Mr. Wasim. Our board of directors has determined that each member satisfies the independence requirements under New York Stock Exchange listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Gillis, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

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obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Compensation Committee

Our compensation committee consists of, Mr. Agrawal, Mr. Chambers, Ms. Kanouff and Mr. Wasim. The chair of our compensation committee is Tarim Wasim. Our board of directors has determined that each member is independent under New York Stock Exchange listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefit programs;

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reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Agrawal, Mr. Chambers and Ms. Kanouff. The chair of our nominating and corporate governance committee is Mr. Agrawal. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under New York Stock Exchange listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the New York Stock Exchange.

Code of Conduct

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.sprinklr.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

During the year ended January 31, 2021, we did not pay compensation to any of our non-employee directors, but we have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. The compensation of Mr. Thomas as a named executive officer is set forth below under “Executive Compensation—Summary Compensation Table.”

The following table provides information regarding the number of shares of common stock underlying stock options granted to our non-employee directors that were outstanding as of January 31, 2021.

Name	Outstanding Options as of January 31, 2021
Neeraj Agrawal	—
John Chambers	1,425,000
Edwin Gillis	250,000
Matthew Jacobsen	—
Yvette Kanouff	300,000
Tarim Wasim	—

Our board of directors adopted a non-employee director compensation policy in May 2021 that will become effective on the date of the underwriting agreement for this offering and will be applicable to all of our non-employee directors. This non-employee director compensation policy provides that each non-employee director as of and following the effective date of this policy will receive the following compensation for service on our board of directors:

•

Initial Grants: For each newly appointed or elected director, an initial grant of restricted stock units with a grant-date value of $235,000, which, subject to continuous service, will vest in full on the first anniversary of the grant date.

•

Annual Grants: On the date of each annual stockholder meeting held after the effective date of this offering, an annual grant of restricted stock units with a grant-date value of $235,000, which, subject to continuous service through the vesting date, will vest in full on the earlier of the first anniversary of the grant date or the day prior to the date of our next following annual stockholder meeting (provided that with respect to a non-employee director who was first elected or appointed to our board of directors on a date other than the date of our annual stockholder meeting, upon the first annual stockholder meeting following such non-employee director’s first joining the board of directors, such non-employee director’s first such annual grant will be prorated to reflect the time between such election or appointment date and the date of such first annual stockholder meeting).

•

Leadership Grants: On the date of each annual stockholder meeting held after the effective date of this policy, each non-employee director who serves in the leadership position(s) below following such meeting will be granted restricted stock units with the grant-date value indicated below, which will vest in full on the earlier of the first anniversary of the grant date or the day prior to the date of our next annual stockholder meeting.

Lead independent director	$100,000
Chair of the audit committee	$20,000
Chair of the compensation committee	$14,000
Chair of the nominating and corporate governance committee	$8,000

•

IPO Grants: Each non-employee director who is serving as a non-employee member of the board of directors on the effective date of this policy will receive on the closing of the IPO, an Annual Grant and, if applicable, a Leadership Grant. Each such award will vest and otherwise be subject to the same terms and conditions as described above with respect to Annual Grants and Leadership Grants. The shares underlying the IPO Grants will be determined by dividing the stated value of each award by the midpoint of the estimated price range set forth on the cover page of this prospectus, rounded down to the nearest whole share.

Each of the grants described above will be granted under our 2021 Plan, which will become effective on the date of the underwriting agreement related to this offering and the terms of which are described in more detail below under the section titled “Executive Compensation—Equity Benefit Plans—2021 Equity Incentive Plan.” Each such restricted stock unit award will vest in full if we are subject to a change in control prior to the termination of such non-employee director’s continuous service.

Notwithstanding the foregoing, any member of our board of directors that is entitled to the above compensation may elect to forego all or a portion of such compensation from time to time by giving notice to the General Counsel of the Company.

EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, for the fiscal year ended January 31, 2021, were:

•	Ragy Thomas, Founder, Chairman and Chief Executive Officer;

•	Vivek Kundra, Chief Operating Officer; and

•	Luca Lazzaron, Chief Revenue Officer.

Fiscal Year 2021 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended January 31, 2021.

Name and Principal Position	Fiscal Year	Salary ($)(1)		Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)		Other Compensation ($)(4)	Total ($)
Ragy Thomas Founder, Chairman and Chief Executive Officer	2021	455,000		—	639,000	3,333,000	728,066		500	5,155,566
Vivek Kundra Chief Operating Officer	2021	410,000		—	532,500	2,876,250	580,945		500	4,400,195
Luca Lazzaron Chief Revenue Officer	2021	459,200	(5)	580,945	532,500	2,871,000	649,600	(5)	—	4,512,300

(1)

Salary amounts represent actual amounts earned during year ended January 31, 2021, and include salary deferrals of $76,250, $55,333 and $62,128 for Messrs. Thomas, Kundra and Lazzaron, respectively, pursuant to our Salary for Stock Exchange Program. See the section titled “—Narrative to the Summary Compensation Table—Annual Base Salary” below for additional information.

(2)

Amounts reported represent the aggregate grant date fair value of the stock awards and stock options awarded to our named executive officers during fiscal 2021, calculated in accordance with the FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of the stock awards and stock options reported in these columns are set forth in Note 10 to our audited consolidated financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)

Amounts shown represent the named executive officers’ total bonuses earned for fiscal 2021 (and paid in March 2021) based on the achievement of company performance goals as determined by our compensation committee. See the section titled “—Narrative to the Summary Compensation Table—Bonus Plan” below for additional information.

(4)	The amounts in this column include our 401(k) match contribution for each named executive officer.
(5)	Base salary reflects conversion from CHF to USD using the exchange rate of CHF1 to USD1.12 as of January 31, 2021.

Narrative to the Summary Compensation Table

Annual Base Salary

The base salary of our named executive officers is generally determined and approved by our board of directors in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the board of directors determines appropriate. The fiscal 2021 annual base salary for Messrs. Thomas, Kundra and Lazzaron was $450,000, $400,000 and CHF400,000, respectively. until November 1, 2020, when they were increased to $470,000, $440,000 and CHF440,000, respectively. In May 2020, we established the Salary for Stock Exchange Program, or the Exchange Program, where employees, including our named executive officers, were provided an opportunity to exchange a portion of their base salary for shares of our common stock. Each participant was permitted to make an irrevocable election to invest between 10% and 25% of their base salary during the program period, which runs from June 1, 2020 through May 31, 2021. The deferred salary will be converted into shares of our common stock in June 2021, based on the lowest price on either June 1, 2020 or May 31, 2021.

Non-Equity Incentive Plan Compensation

Bonus Plan

Our compensation committee adopted a senior executive bonus plan, our Bonus Plan, in September 2020. The Bonus Plan generally provides for our eligible executives, including or named executive officers, to be eligible to earn annual cash bonus payments contingent upon the attainment of certain performance targets as established by our compensation committee. Eligible executives are assigned a portion of the total bonus pool, with the total bonus pool determined by our compensation committee based on achievement of EBITDA (weighted at 20%) and “net new ARR bookings” (as defined in the Bonus Plan, weighted at 80%). The funding of the bonus pool, as a percentage of the target bonus pool, is the “corporate funding factor.” Aggregate bonus payout under the Bonus Plan is capped at the lesser of the funding of the bonus pool or 160% of the target bonus pool. Each executive’s bonus amount is determined based on multiplying base salary times individual target bonus times the corporate funding factor. For fiscal 2021, the performance period commenced on February 1, 2020 and ended January 31, 2021. The fiscal 2021 target bonus for Mr. Thomas was 100%. For the periods February 1, 2020 through October 31, 2020 and November 1, 2020 through January 1, 2021, the target bonus for Mr. Kundra was 88% and 90%, respectively.

In March 2021, our compensation committee determined that we achieved the performance targets at 160% and approved the bonus payments to each of Mr. Thomas and Mr. Kundra as reflected in the “Non-Equity Incentive Plan” column of the Summary Compensation Table above.

Sales Incentive Plan

Our compensation committee adopted a sales incentive plan, or the Sales Plan, for Mr. Lazzaron in 2020. The Sales Plan is an annual plan and provides for capped quarterly advance payments. For fiscal 2021, Mr. Lazzaron’s annual variable target under the Sales Plan was CHF350,000, increased to CHF396,000 as of November 1, 2020. Payouts under the Sales Plan are based on attainment of “gross new ARR” targets (as defined in the Sales Plan, weighted at 75%) and an “ARR retention” target (as defined in the Sales Plan, weighted at 25%). Quarterly advance payments under the Sales Plan are capped at 75% of the total quarterly target amount for each goal. With respect to gross new ARR targets, payments will only be made if performance is greater than or equal to 50% of the quarterly quota target, and Mr. Lazzaron is also eligible for a bonus at specified accelerator rates once quota targets are achieved.

In March 2021, our compensation committee determined that the targets for fiscal 2021 were achieved at 142.9% and approved a final payment for Mr. Lazzaron under the Sales Plan, as reflected in the “Non-Equity Incentive Plan” column of the Summary Compensation Table above.

Equity-Based Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity awards provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. To date, we have used stock option grants and restricted stock unit, or RSU, awards for this purpose because we believe they are an effective means by which to align the long-term interests of our executive officers with those of our stockholders. We believe that our equity awards are an important retention tool for our executive officers, as well as for our other employees. Grants to our executives and other employees are made at the discretion of our board of directors and are generally made in March of each year.

To date, all of the equity awards were made pursuant to our 2011 Plan. Following this offering, we will grant equity incentive awards under the terms of our 2021 Plan. The terms of our equity plans are described under “—Equity Incentive Plans” below.

In January 2021, we granted RSUs, PSUs and options to our named executive officers. We granted an RSU award to each of Messrs. Thomas, Kundra and Lazzaron covering 60,000 shares, 50,000 shares and 50,000 shares, respectively, of our Class B common stock. The RSU award must meet both a service-based condition and a liquidity condition on or before the fifth anniversary of the grant date in order to vest. We also granted a PSU award to each of Messrs. Thomas, Kundra and Lazzaron covered 660,000 shares, 550,000 shares and 550,000 shares, respectively, of our Class B common stock. The PSUs must meet a service-based condition, a stock-valuation condition and the Liquidity Condition (as described below) on or before the fifth anniversary of the grant date in order to vest. We also granted each of Messrs. Thomas, Kundra and Lazzaron an option to purchase 600,000 shares, 500,000 shares and 500,000 shares, respectively, of our Class B common stock at an exercise price per share of $7.68. For additional information on the vesting of these RSUs, PSUs and option awards, see the Outstanding Equity Awards table below.

Outstanding Equity Awards as of January 31, 2021

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of January 31, 2021. All awards were granted pursuant to the 2011 Plan. See the section titled “—Equity Incentive Plans—2011 Incentive Plan” below for additional information. We did not materially modify any outstanding options held by our named executive officers in fiscal 2021.

Name	Option Awards						Stock Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Ragy Thomas	03/18/2019	1,288,129	1,030,503	(2)	4.25	03/18/2029	—		—	—		—
	03/18/2019	—	2,318,632	(3)	4.25	03/18/2029	—		—	—		—
	03/18/2019	—	2,318,632	(4)	4.25	03/18/2029	—		—	—		—
	03/18/2019	—	2,318,632	(5)	4.25	03/18/2029	—		—	—		—
	03/11/2020	—	575,000	(10)	4.93	03/11/2030	—		—	—		—
	01/28/2021	—	600,000	(6)	7.68	01/28/2031	—		—	—		—
	01/28/2021	—	—		—	—	—		—	60,000	(7)	—
	01/28/2021	—	—		—	—	—		—	660,000	(8)	—
Vivek Kundra	05/09/2018	104,167	333,333	(9)	3.99	05/09/2028	—		—	—		—
	03/18/2019	31,250	175,000	(10)	4.25	03/18/2029	—		—	—		—
	03/11/2020	—	525,000	(10)	4.93	03/11/2030	—		—	—		—
	01/28/2021	—	500,000	(6)	7.68	01/28/2031	—		—	—		—
	01/28/2021	—	—		—	—	—		—	50,000	(7)	—
	01/28/2021	—	—		—	—	—		—	550,000	(8)	—
Luca Lazzaron	11/01/2017	—	—		—	—	150,000	(11)	2,850,000	—		—
	02/07/2018	45,833	54,167	(10)	3.73	02/07/2028	—		—	—		—
	08/14/2018	43,750	118,750	(9)	4.10	08/14/2028	—		—	—		—
	03/18/2019	45,000	175,000	(10)	4.25	03/18/2029	—		—	—		—
	03/11/2020	—	525,000	(10)	4.93	03/11/2030	—		—	—		—
	01/28/2021	—	500,000	(6)	7.68	01/28/2031	—		—	—		—
	01/28/2021	—	—		—	—	—		—	50,000	(7)	—
	01/28/2021	—	—		—	—	—		—	550,000	(8)	—

(1)

Market value is based on the fair market value of our Class B common stock on January 31, 2021. As there was no public market for our common stock on January 31, 2021, we have assumed that the fair market value on such date was $19.00 per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus.

(2)

The shares underlying this option vest 33 1/3% on the first anniversary of the date of grant, and then in 24 equal monthly installments thereafter, subject to the executive officer’s continued service to us as of each such date. Notwithstanding the foregoing, in the event that a change in control occurs and the executive officer, within 90 days of, or within 12 months after, such change of control, is terminated by us (or the successor entity in such change in control) for any reason other than cause, or by the executive officer for good reason, then immediately upon the executive officer’s termination, 100% of the unvested shares subject to the option shall accelerate and vest immediately.

(3)

100% of the shares underlying the option shall vest in the event that both (1) an IPO (as defined in the 2011 Plan) or a change in control (as defined in the 2011 Plan) occurs, and (2) Mr. Thomas continues to be employed by or providing services to the company; provided, that if on or before May 1, 2023, an IPO or change in control does not occur, all options shall be forfeited; provided, further, that no portion of this option will become exercisable after the date on which Mr. Thomas’ employment or other service with the company and its affiliates terminates.

(4)

100% of the shares underlying the option shall vest in the event that both (1) an IPO (as defined in the 2011 Plan) or a change in control (as defined in the 2011 Plan) occurs, and (2) the price per share equals or exceeds $18 at or after the occurrence of an IPO or change in control and Mr. Thomas continues to be employed by the company as Chief Executive Officer on the date the price per share equals or exceeds $18; provided, that if on or before May 1, 2023, either (x) an IPO or change in control does not occur or (y) the price per share does not equal or exceed $18 at or after an IPO or change in control, all options shall be forfeited; provided, further, that no portion of this option will become exercisable after the date on which Mr. Thomas’ employment with the company as Chief Executive Officer terminates.

(5)

100% of the shares underlying the option shall vest in the event that both (1) an IPO (as defined in the 2011 Plan) or a change in control (as defined in the 2011 Plan) occurs, and (2) the price per share equals or exceeds $27 at or after the occurrence of an IPO or change in control and Mr. Thomas continues to be employed by the company as Chief Executive Officer on the date the price per share equals or exceeds $27; provided, that if on or before May 1, 2023, either (x) an IPO or change in control does not occur or (y) the price per share does not equal or exceed $27 at or after an IPO or change in control, all options shall be forfeited; provided, further, that no portion of this option will become exercisable after the date on which Mr. Thomas’ employment with the company as Chief Executive Officer terminates.

(6)

The shares underlying this option vest 20% on the first anniversary of the date of grant, and then in 48 equal installments on the first day of each calendar month thereafter, subject to the executive officer’s continued service to us as of each such date.

(7)

These RSU awards must meet both a service-based condition and a liquidity condition on or before the fifth anniversary of the grant date in order to vest. The service-based condition is satisfied with respect to 20% of the RSUs on January 28, 2022, and the remainder will vest in 16 equal quarterly installments thereafter, subject to the executive’s continued services to us as of each such date. The liquidity event condition is satisfied on the earlier of (i) a specified change-in-control transaction or (ii) the effective date of a registration statement for the first sale or resale of our common stock or a merger or consolidation with a special purpose acquisition company or its subsidiary in which the common stock (or similar securities) of the surviving or parent entity is publicly traded in a public offering pursuant to an effective registration statement, which we refer to herein as the Liquidity Condition. In the event of the executive’s involuntary termination without cause (and not due to death or disability) or the executive’s resignation for good reason, in either case during the period beginning three months prior to and ending on the first anniversary of the effective date of a specified change-in-control transaction, the RSUs shall vest in full.

(8)

These PSU awards must meet a service-based condition, a stock-valuation condition and the Liquidity Condition on or before the fifth anniversary of the grant date in order to vest. The service-based condition is satisfied with respect to 20% of the RSUs on January 28, 2022, and the remainder will vest in 16 equal quarterly installments thereafter, subject to the executive’s continued services to us as of each such date. The stock valuation condition is satisfied upon attainment of designated company valuation thresholds occurring during the executive’s continued services to us and may be satisfied in connection with the effectiveness of this registration statement and the subsequent public trading of our common stock. In the event of the executive’s involuntary termination without cause (and not due to death or disability) or the executive’s resignation for good reason, in either case during the period beginning three months prior to and ending on the first anniversary of the effective date of a specified change-in-control transaction, the PSUs shall vest to the extent the stock valuation condition was met as a result of the transaction.

(9)

The shares underlying this option vest 25% on the first anniversary of the date of grant, and in 36 equal installments on the first day of each calendar month thereafter, subject to the executive officer’s continued service to us as of each such date.

(10)

The shares underlying this option vest 25% on the first anniversary of the date of grant, and in 36 equal installments on the first day of each calendar month thereafter, subject to the executive officer’s continued service to us as of each such date. In the event that a change in control occurs and the executive officer within 90 days of, or within 12 months after, such change of control, is terminated by us (or the successor entity in such change in control) for any reason other than cause, or by the executive officer for good reason, then immediately upon the executive officer’s termination, 100% of the unvested shares subject to the option shall accelerate and vest immediately.

(11)	The shares underlying this RSU award vests 25% annually, subject to Mr. Lazzaron’s continued service to us as of each such date.

Employment Arrangements

We have entered into offer letters with each of our named executive officers, the terms of which are described below. Each of our named executive officers is employed at-will. Each of our named executive officers has also executed our standard form of proprietary information and inventions agreement.

Ragy Thomas Offer Letter

Ragy Thomas, our Founder, Chairman and Chief Executive Officer, entered into an offer letter with us, effective September 14, 2011, which was amended and restated in June 2021, or the Thomas Offer Letter. Pursuant to the Thomas Offer Letter, Mr. Thomas is eligible for all standard employee benefits generally available to our employees. Mr. Thomas’ current annual base salary is $470,000. Mr. Thomas is also eligible to participate in our Bonus Plan and to receive certain severance benefits, described under “Potential Payments Upon Termination or change in Control” below.

Vivek Kundra Offer Letter

Vivek Kundra, our Chief Operating Officer, entered into an offer letter with us effective April 27, 2018, which was subsequently amended on August 28, 2019, or the Kundra Offer Letter. Pursuant to the Kundra Offer Letter, Mr. Kundra is eligible for all standard employee benefits generally available to our employees. Effective November 1, 2020, Mr. Kundra’s annual base salary was increased to $440,000 from $400,000. Mr. Kundra is also eligible to participate in our Bonus Plan. In connection with the execution of the Kundra Offer Letter, we granted Mr. Kundra an option to purchase 1,000,000 shares of our Class B common stock. Pursuant to the Kundra Offer Letter, Mr. Kundra was entitled to certain severance benefits, which were superseded by our Severance Plan, described under “—Potential Payments Upon Termination or Change in Control” below.

Luca Lazzaron Offer Letter

Luca Lazzaron, our Chief Revenue Officer, entered into an offer letter with us, effective September 29, 2017, which was subsequently amended on August 28, 2019, or the Lazzaron Offer Letter. Pursuant to the Lazzaron Offer Letter, Mr. Lazzaron is eligible for all standard employee benefits generally available to our employees. In connection with the execution of the Lazzaron Offer Letter, we granted Mr. Lazzaron an RSU award covering 600,000 shares of our Class B common stock. Effective November 1, 2020, Mr. Lazzaron’s annual base salary was increased to CHF440,000 from CHF400,000. Mr. Lazzaron is eligible to participate in our Bonus Plan. Pursuant to the Lazzaron Offer Letter, Mr. Lazzaron was entitled to certain severance benefits, which were superseded by our Severance Plan, described under “—Potential Payments Upon Termination or Change in Control” below.

Potential Payments Upon Termination or Change in Control

Severance and Change in Control Plan

In May 2019, our board of directors approved the following change of control and severance benefits for our named executive officers and other key employees (collectively, participants), pursuant to a Severance and Change in Control Plan, or our Severance Plan. Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation.

The Severance Plan provides that if we terminate a named executive officer’s employment outside of the period beginning 3 months prior to and ending 12 months after a “change in control” (as defined in the Severance Plan) (such period, the “change in control period”) other than for “cause” (as generally defined in the Severance Plan), death or disability, the executive officer will receive the following:

•	9 months’ base salary (12 months for Mr. Thomas) payable in accordance with the company’s payroll frequency;

•	a lump sum pro rata payment of the executive’s target annual bonus for the year of termination; and

•	subsidized COBRA continuation coverage for up to 9 months (12 months for Mr. Thomas).

The Severance Plan provides that if an executive officer’s employment is terminated during the change in control period either by us other than for cause, death or disability or by the executive officer due to a “constructive termination” (as defined within the officer’s participation agreement), the executive officer will receive the following:

•	a lump sum payment equal to 12 months’ base salary (18 months for Mr. Thomas);

•	a lump sum equal to 100% of the executive’s target annual bonus for the year of termination (150% for Mr. Thomas);

•	100% acceleration of unvested time-based equity awards; and

•	subsidized COBRA continuation coverage for up to 12 months (18 months for Mr. Thomas).

Any performance vested equity awards will be subject to the terms and conditions of the award agreements for such vested performance awards.

The Severance Plan provides that if any payments or benefits received by a participant under the Severance Policy or otherwise would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the Code) and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher. The Severance Plan does not require us to provide any tax gross-ups.

To receive the severance described above, the participant must sign and not revoke our standard separation agreement and release of claims within the timeframe that is set forth in the Severance Plan.

Equity Award Termination and Change in Control Provisions

In addition, each of our named executive officers’ equity awards is subject to the terms of the 2011 Plan and the award agreement thereunder. A description of the termination and change in control provisions in the 2011 Plan and awards granted thereunder is provided in the section titled “—Equity Incentive Plans” and a description of the vesting provisions of each equity award held by our named executive officers which is outstanding and unvested as of January 31, 2021 is provided above under “—Outstanding Equity Awards as of January 31, 2021.”

Health and Welfare and Retirement Benefits; Perquisites

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees.

401(k) Plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Code. We may make discretionary matching contributions for the plan year ending December 31st, based on employee deferrals for the plan year. For the 2020 plan year, we made a matching contribution equal to 50% of participant deferrals up to 4% of their compensation (a maximum of 2% of compensation), subject to a $500 maximum. We may choose to increase the maximum matching contribution to $1,000. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Equity Incentive Plans

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Plan on May 28, 2021, and we expect our stockholders to approve our 2021 Plan prior to the completion of this offering. Our 2021 Plan is a successor to and continuation of our 2011 Plan. Our 2021 Plan will become effective on the date of the underwriting agreement related to this offering. The 2021 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2021 Plan prior to its effectiveness. Once the 2021 Plan is effective, no further grants will be made under the 2011 Plan.

Awards. Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our Class A common stock that may be issued under our 2021 Plan after it becomes effective will not exceed 80,401,680 shares of our Class A common stock, which is the sum of (1) 25,480,000 new shares of our Class A common stock, plus (2) an additional number of shares of our Class A common stock consisting of shares subject to outstanding stock awards granted under our 2011 Plan that, on or after the 2021 Plan becomes effective, expire or otherwise terminate prior to exercise or settlement; are not issued because the stock award is settled in cash; are forfeited or repurchased because of the failure to vest; or are reacquired or withheld to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time, provided that any such shares described in clause (2) above that are shares of our Class B common stock will be added to the share reserve of our 2021 Plan as shares of our Class A common stock. In addition, the number of shares of our Class A common stock reserved for issuance under our 2021 Plan will automatically increase on January 1 of each year, starting on January 1, 2022, and ending on (and including) January 1, 2031, in an amount equal to (1) 5% of the total number of shares of our Class A and Class B common stock outstanding on the last day of the preceding calendar year, or (2) a lesser number of shares of our Class A common stock determined by our board of directors prior to the date of the increase. The maximum number of shares of our Class A common stock that may be issued on the exercise of ISOs under our 2021 Plan is 403,000,000 shares.

Shares subject to stock awards granted under our 2021 Plan that expire or terminate without being exercised or otherwise issued in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2021 Plan. If any shares of our Class A common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of the failure to vest, (2) to satisfy the exercise, strike or purchase price, or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2021 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2021 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2021 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (1) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (2) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2021 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of our Class A common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order (2) a broker-assisted cashless exercise, (3) the tender of shares of our Class A common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class A common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of our Class A common stock, a combination of cash and shares of our Class A common stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. A stock appreciation right granted under the 2021 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment, as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2021 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class A common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors when the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock (both Class A and Class B) by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Class A common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, beginning with the first calendar year that commences after the date of this offering, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $1.0 million in total value.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2021 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2021 Plan in the event of a corporate transaction (as defined in the 2021 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to our successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Class A common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class A common stock.

Under the 2021 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under the 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the 2021 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date the 2021 Plan was adopted by the board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2021 Plan. No stock awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Stock Purchase Plan

Our board of directors adopted the 2021 Employee Stock Purchase Plan, or ESPP, on May 28, 2021, and we expect our stockholders to approve our 2021 Plan prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our Class A common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP will authorize the issuance of 5,100,000 shares of our Class A common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our Class A common stock reserved for issuance will automatically increase on January 1 of each year, beginning on January 1, 2022, and through and including January 1, 2031, by the lesser of (1) 1% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the preceding calendar year, and (2) 15,300,000 shares of our Class A common stock; provided, that prior to the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors intends to delegate concurrent authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our Class A common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the offering memorandum with respect to each offering) for the purchase of our Class A common stock under the ESPP. Unless otherwise determined by our board of directors, Class A common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our Class A common stock on the first trading date of an offering or (b) 85% of the fair market value of a share of our Class A common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week; (2) being customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed 2 years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our Class A common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our Class A common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets; (2) the sale or disposition of more than 50% of our outstanding securities; (3) a merger or consolidation where we do not survive the transaction; and (4) a merger or consolidation where we do survive the transaction but the shares of our Class A common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP, as required by applicable law or listing requirements.

2011 Equity Incentive Plan

Our board of directors adopted and our stockholders approved our 2011 Plan in August 2011, and we most recently amended our 2011 Plan in February 2021. Our 2011 Plan permits the grant of ISOs, NSOs, restricted stock awards and other stock-based awards (including RSUs, stock appreciation rights and/or unrestricted shares). ISOs may be granted only to our employees and to any of our parent or subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of ours and to any of our parent or subsidiary corporation’s employees or consultants. Our 2011 Plan will be terminated prior to the completion of this offering, and thereafter we will not grant any additional awards under our 2011 Plan. However, our 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

As of April 30, 2021, stock options covering 48,309,417 shares of our Class B common stock with a weighted-average exercise price of $5.78 per share and RSUs covering 450,000 shares of our Class B common stock were outstanding, and 6,826,528 shares of our Class B common stock remained available for the future grant of awards under our 2011 Plan. Any shares of our Class B common stock subject to options that expire or terminate prior to exercise or are withheld to satisfy tax withholding obligations related to an option or the exercise price of an option will be added to the number of shares then available for issuance under our 2021 Plan as shares of our Class A common stock.

Administration. Our board of directors or a committee delegated by our board of directors administers our 2011 Plan. Subject to the terms of our 2011 Plan, the administrator has the power to, among other things, select the persons to whom awards may be granted, determine the type of award to be granted to any person, determine the number and type of shares to be covered by each award, establish the terms and conditions of each award agreement, determine whether and under what circumstances an option may be exercised without a payment of cash, and determine whether and to what extent and under what circumstances shares and other amounts payable with respect to an award may be deferred either automatically or at the election of the participant.

Options. The exercise price per share of ISOs granted under our 2011 Plan must be at least 100% of the fair market value per share of our Class B common stock on the grant date. NSOs may be granted with a per share exercise price that is less than 100% of the per share fair market value of our Class B common stock. Subject to the provisions of our 2011 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock dividend, stock split or reverse stock split, appropriate adjustments will be made to (1) the number of shares available for issuance under our 2011 Plan, and (2) the number of shares covered by and, as applicable, the exercise price of each outstanding award granted under our 2011 Plan.

Corporate Events. In the event of a “corporate event” (as defined in the 2011 Plan), our board of directors generally may take one or more of the following actions with respect to outstanding awards:

•	cancel any or all vested and/or unvested awards in exchange for cash consideration, at the discretion of our board of directors; or

•	cancel any or all unvested awards without payment of any consideration.

Plan Amendment or Termination. Our board of directors may amend, modify or terminate our 2011 Plan at any time. As discussed above, we will terminate our 2011 Plan prior to the completion of this offering and no new awards will be granted thereunder following such termination.

Limitations of Liability and Indemnification Matters

On the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws that will be in effect on the completion of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Class A common stock or Class B common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since February 1, 2018 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

We believe the terms of the transactions described below were comparable to terms we could have obtained in arm’s-length dealings with unrelated third parties.

Series G-1 / G-2 Convertible Preferred Stock Financing

In October 2020, we issued and sold an aggregate of 10,810,810 shares of Series G-1 Preferred Stock at $9.25 per share, 9,090,909 shares of Series G-2 Preferred Stock at $11.00 per share, and warrants to purchase up to an aggregate of 2,500,000 shares of our Common Stock with an exercise price of $10.00 per share, or the Series G-1 / G-2 Convertible Preferred Stock Financing, to H&F Splash Holdings IX, L.P., a holder of more than 5% of our capital stock, or together with its affiliates, H&F, for aggregate consideration of approximately $200.0 million.

In connection with the Series G-1 / G-2 Convertible Preferred Stock Financing, H&F Splash Holdings IX, L.P purchased an aggregate of 32,557,691 shares of our common stock and preferred stock, at a price of $9.25 per share, from certain holders of our capital stock, including certain of our directors and officers, as well as certain holders of more than 5% of our capital stock, for an aggregate purchase price of approximately $301.2 million.

Stockholders Agreements

Financing Stockholders Agreements

In October 2020, in connection with our convertible preferred stock and convertible debt financings, we entered into investors’ rights agreement, right of first refusal and co-sale agreement, and voting agreement, the seventh amended and restated which contain, among other things, registration rights, information rights, voting rights with respect to the election of directors, co-sale rights and rights of first refusal, with certain holders of our capital stock. The parties to these stockholders agreements include: entities affiliated with Battery Ventures IX, L.P., where our director Neeraj Agrawal is a partner; entities affiliated with H&F Splash Holdings IX, L.P., where our director Tarim Wasim is a partner; entities affiliated with Iconiq Capital Management, LLC, where our director Matthew Jacobson is a partner; Ragy Thomas, our Founder, Chairman and Chief Executive Officer and a holder of more than 5% of our capital stock, and entities affiliated with Mr. Thomas; Christopher Lynch, our Chief Financial Officer; and Pavitar Singh, our Chief Technology Officer.

These stockholders agreements will terminate upon the completion of this offering, except with respect to registration rights, as more fully described in the section titled “Description of Capital Stock—Stockholder Registration Rights.” See also the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

H&F Letter Agreement

In October 2020, in connection with the Series G-1 / G-2 Convertible Preferred Stock Financing, we entered into a letter agreement with H&F Splash Holdings IX, L.P., a holder of more than 5% of our capital stock, pursuant to which, upon completion of this offering and subject to certain exceptions, H&F Splash Holdings IX, L.P. is entitled to nominate one individual for election to our board of directors and to serve as a member of the audit committee and the compensation committee of our board of directors.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 30, 2021 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on no shares of Class A common stock and 231,464,126 shares of Class B common stock outstanding as of April 30, 2021, assuming (i) the automatic conversion of all outstanding shares of convertible preferred stock into 120,902,273 shares of Class B common stock, which will occur immediately prior to the completion of this offering and (ii) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering. Applicable percentage ownership after the offering is based on (1) 19,000,000 shares of Class A common stock and (2) 231,464,126 shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based or IPO-contingent vesting conditions within 60 days of April 30, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Sprinklr, Inc., 29 West 35th Street, New York, New York 10001.

	Beneficial Ownership Before the Offering			Beneficial Ownership After the Offering
	Class B Common Stock		% of Total Voting Power Before the Offering	Class A Common Stock		Class B Common Stock		% of Total Voting Power After the Offering(1)
Name of Beneficial Owner	Shares	%		Shares	%	Shares	%
Greater than 5% Stockholders:
Entities affiliated with Hellman & Friedman LLC(2)	58,089,960	24.8	24.8	—	—	58,089,960	24.8	24.6
Entities affiliated with Battery Ventures(3)	44,126,609	19.1	19.1	—	—	44,126,609	19.1	18.9
Entities affiliated with ICONIQ Strategic Partners(4)	24,925,772	10.8	10.8	—	—	24,925,772	10.8	10.7
Directors and Named Executive Officers:
Ragy Thomas(5)	57,037,001	24.2	24.2	—	—	57,037,001	24.2	24.0
Vivek Kundra(6)	434,895	*	*	—	—	434,895	*	*
Luca Lazzaron(7)	531,979	*	*	—	—	531,979	*	*
Neeraj Agrawal(3)	44,126,609	19.1	19.1	—	—	44,126,609	19.1	18.9
John Chambers(8)	916,667	*	*	—	—	916,667	*	*
Carlos Dominguez(9)	2,262,122	*	*	—	—	2,262,122	*	*
Edwin Gillis(10)	106,250	*	*	—	—	106,250	*	*
Matthew Jacobson	—	—	—	—	—	—	—	—
Yvette Kanouff(11)	212,500	*	*	—	—	212,500	*	*
Tarim Wasim(2)	58,089,960	24.8	24.8	—	—	58,089,960	24.8	24.6
All directors and executive officers as a group (15 persons)(12)	167,520,248	69.1	69.1	—	—	167,520,248	69.1	68.6

*	Represents beneficial ownership of less than 1%.
(1)

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. See the section titled “Description of Capital Stock—Class A Common Stock and Class B Common Stock” for additional information about the voting rights of our Class A and Class B common stock.

(2)

Consists of (a) 10,908,098 shares of Class B common stock, (b) 5,455,519 shares of Class B common stock issuable upon the conversion of Series A preferred stock, (c) 10,347,669 shares of Class B common stock issuable upon the conversion of Series B preferred stock, (d) 4,903,524 shares of Class B common stock issuable upon the conversion of Series C preferred stock, (e) 1,393,143 shares of Class B common stock issuable upon the conversion of Series D preferred stock, (f) 18,525 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock, (g) 682,186 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock, (h) 111,752 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock, (i) 1,867,825 shares of Class B common stock issuable upon the conversion of Series F preferred stock, (j) 10,810,810 shares of Class B common stock issuable upon the conversion of Series G-1 preferred stock, (k) 9,090,909 shares of Class B common stock issuable upon the conversion of Series G-2 preferred stock and (l) 2,500,000 shares of Class B common stock issuable upon the exercise of a warrant with an exercise price of $10.00 per share, in each case, held by H&F Splash Holdings IX, L.P. (“H&F Splash Holdings IX”). H&F Splash Holdings IX GP, LLC (“GPLLC”) is the general partner of H&F Splash Holdings IX. Hellman & Friedman Capital Partners IX, L.P. (“HFCP IX”) is the controlling member of GPLLC. Hellman & Friedman Investors IX, L.P. (“H&F Investors IX”) is the general partner of HFCP IX. H&F Corporate Investors IX, Ltd. (“H&F IX”) is the general partner of H&F Investors IX. Voting and investment determinations with respect to the shares held by H&F Splash Holdings IX are made by the three member board of directors of H&F IX, which consists of Philip U. Hammarskjold, David R. Tunnell and Allen R. Thorpe, and each of the members of the board of directors of H&F IX disclaims beneficial ownership of such shares. The address of each entity named in this footnote is c/o Hellman & Friedman LLC, 415 Mission Street, Suite 5700, San Francisco, California 94105.

(3)

Consists of (a) 297 shares of Class B common stock held by Battery Investment Partners IX, LLC (“BIP IX”), (b) 85,262 shares of Class B common stock held by Battery Investment Partners Select Fund I, L.P. (“BIP Select I”), (c) 29,703 shares of Class B common stock held by Battery Ventures IX, L.P. (“BV IX”), (d) 862,093 shares of Class B common stock held by Battery Ventures Select Fund I, L.P. (“BV Select I”), (e) 198,440 shares of Class B common stock issuable upon the conversion of Series A preferred stock held by BIP IX, (f) 19,846,041 shares of Class B common stock issuable upon the conversion of Series A preferred stock held by BV IX, (g) 143,199 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by BIP IX, (h) 14,321,250 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by BV IX, (i) 64,728 shares of Class B common stock issuable upon the conversion of Series C preferred stock held by BIP IX, (j) 6,473,307 shares of Class B common stock issuable upon the conversion of Series C preferred stock held by BV IX, (k) 2,871 shares of Class B common stock issuable upon the conversion of Series D preferred stock held by BIP IX, (l) 287,166 shares of Class B common stock issuable upon the conversion of Series D preferred stock held by BV IX, (m) 918 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by BIP IX, (n) 91,707 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by BV IX, (o) 144 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by BIP IX, (p) 7,748 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by BIP Select I, (q) 14,289 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by BV IX, (r) 78,340 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by BV Select I, (s) 18 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by BIP IX, (t) 3,016 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by BIP Select I, (u) 1,773 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by BV IX, (v) 30,499 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by BV Select I, (w) 55 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by BIP IX, (x) 142,042 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by BIP Select I, (y) 5,498 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by BV IX and (z) 1,436,205 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by BV Select I. The sole managing member of BIP IX is Battery Partners IX, LLC (“BP IX”). The sole general partner of BV IX is BP IX. The sole general partner of BIP Select I is Battery Partners Select Fund I GP, LLC (“BP Select I GP”). The sole general partner of BV Select I is Battery Partners Select Fund I, L.P. whose sole general partner is BP Select I GP. BPIX’s and BP Select I GP’s investment adviser is Battery Management Corp. (together with BP IX and BP Select I GP, the “Battery Companies”). The managing members and officers of the Battery Companies who share voting and dispositive power with respect to such shares are Neeraj Agrawal, Michael Brown, Morad Elhafed, Jesse Feldman, Russell Fleischer, Roger Lee, Itzik Parnafes, Chelsea Stoner, Dharmesh Thakker, R. David Tabors and Scott Tobin. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. The address of each of these entities named in this footnote is One Marina Park Drive, Suite 1100, Boston, MA 02210.

(4)

Consists of (a) 594,020 shares of Class B common stock held by ICONIQ Strategic Partners II-B, L.P. (“ICONIQ II-B”), (b) 758,821 shares of Class B common stock held by ICONIQ Strategic Partners II, L.P. (“ICONIQ II”), (c) 1,807,612 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by ICONIQ II-B, (d) 2,309,168 shares of Class B common stock issuable upon the conversion of Series B preferred stock held by ICONIQ II, (e) 9,418,425 shares of Class B common stock issuable upon the conversion of Series D preferred stock held by ICONIQ Strategic Partners, L.P. (“ICONIQ”), (f) 2,363,838 shares of Class B common stock issuable upon the conversion of Series D preferred stock held by ICONIQ Strategic Partners-B, L.P. (“ICONIQ-B”), (g) 1,269,324 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by ICONIQ, (h) 318,573 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by ICONIQ-B, (i) 1,694,248 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by ICONIQ II-B, (j) 2,164,349 shares of Class B common stock issuable upon the conversion of Series D-2 preferred stock held by ICONIQ II, (k) 336,077 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by ICONIQ II-B, (l) 429,327 shares of Class B common stock issuable upon the conversion of Series E-1 preferred stock held by ICONIQ II, (m) 46,829 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by ICONIQ II-B, (n) 59,823 shares of Class B common stock issuable upon the conversion of Series E-2 preferred stock held by ICONIQ II, (o) 595,107 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by ICONIQ II-B and (p) 760,231 shares of Class B common stock issuable upon the conversion of Series F preferred stock held by ICONIQ II. ICONIQ Strategic Partners II GP, L.P. (“ICONIQ GP II”), is the general partner of ICONIQ II-B and ICONIQ II. ICONIQ Strategic Partners II TT GP, Ltd. (“ICONIQ Parent GP II”) is the general partner of ICONIQ GP II. ICONIQ Strategic Partners GP, L.P. (“ICONIQ GP”) is the general partner of ICONIQ and ICONIQ-B. ICONIQ Strategic Partners TT GP, Ltd. (“ICONIQ Parent GP”) is the general partner of ICONIQ GP. Divesh Makan and William Griffith are the sole shareholders and directors of each of ICONIQ Parent GP II and ICONIQ Parent GP and may be deemed to have shared voting, investment and dispositive power with respect to the shares held by such entities. The address from each of these entities is ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

(5)

Consists of (a) 28,527,293 shares of Class B common stock held by Ragy Thomas, (b) 1,789,848 shares of Class B common stock issuable upon the exercise of options held by Ragy Thomas, (c) 8,129,863 shares of Class B common stock held by the Thomas 2014 Family Trust, of which Ragy Thomas is a trustee (d) 13,106,677 shares of Class B common stock held by the Thomas Family 2017 Irrevocable Trust, of which Ragy Thomas is a trustee, (e) 3,165,320 shares of Class B common stock held by the RT 2019 Grantor Retained Annuity Trust, of which Ragy Thomas is a trustee, and (f) 2,318,000 shares of Class B common stock underlying options that will vest immediately prior to the consummation of our initial public offering.

(6)	Consists of 434,895 shares of Class B common stock issuable upon the exercise of options.
(7)	Consists of (a) 150,000 shares of Class B common stock and (b) 381,979 shares of Class B common stock issuable upon the exercise of options.

(8)	Consists of 916,667 shares of Class B common stock issuable upon the exercise of options.
(9)	Consists of (a) 2,237,122 shares of Class B common stock and (b) 25,000 shares of Class B common stock issuable upon the exercise of options.
(10)	Consists of 106,250 shares of Class B common stock issuable upon the exercise of options.
(11)	Consists of 212,500 shares of Class B common stock issuable upon the exercise of options.
(12)

Consists of (a) 68,815,975 shares of Class B common stock, (b) 90,331,116 shares of Class B common stock issuable upon the conversion of preferred stock and preferred stock warrants and (c) 8,373,157 shares of Class B common stock issuable upon the exercise of options.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

On the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of 2,330,000,000 shares, all with a par value of $0.00003 per share, of which:

•	2,000,000,000 shares are designated Class A common stock;

•	310,000,000 shares are designated Class B common stock; and

•	20,000,000 shares are designated preferred stock.

As of April 30, 2021, we had outstanding:

•	no shares of Class A common stock; and

•

231,464,126 shares of Class B common stock, which assumes (i) the automatic conversion of all outstanding shares of convertible preferred stock into 120,902,273 shares of Class B common stock, which will occur immediately prior to the completion of this offering and (ii) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering.

Our outstanding capital stock was held by 992 stockholders of record as of April 30, 2021. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Class A Common Stock and Class B Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders. Holders of our Class B common stock are entitled to ten votes per share on any matter submitted to our stockholders. Holders of shares of Class B common stock and Class A common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law.

Under Delaware law, holders of our Class A common stock or Class B common stock would be entitled to vote as a separate class if a proposed amendment to our amended and restated certificate of incorporation would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our amended and restated certificate of incorporation. For example, if a proposed amendment of our amended and restated certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock with respect to (1) any dividend or distribution, (2) the distribution of proceeds were we to be acquired or (3) any other right, Delaware law would require the vote of the Class A common stock. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our amended and restated certificate of incorporation.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will not provide for cumulative voting for the election of directors.

Economic Rights

Except as otherwise will be expressly provided in our amended and restated certificate of incorporation that will be in effect on the completion of this offering or required by applicable law, all shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects for all matters, including those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class. See the section titled “Dividend Policy” for additional information.

Liquidation Rights. On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, merger, reorganization, consolidation or share transfer under any employment, consulting, severance or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.

No Preemptive or Similar Rights

Our Class A common stock and Class B common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock described below.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. After the completion of this offering, on any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation that will be in effect on the completion of this offering, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Any holder’s shares of Class B common stock will convert automatically into Class A common stock, on a one-to-one basis, upon the following: (1) sale or transfer of such share of Class B common stock; (2) the death of the Class B stockholder or, in the case of Class B shares held by Mr. Thomas, nine months after the death of Mr. Thomas; and (3) on the final conversion date, defined as the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 5.0% of the then-outstanding Class A and Class B common stock subject to certain timing criteria. With regard to Mr. Thomas’ shares of Class B common stock, such shares also automatically convert to Class A shares of common stock if he is terminated for cause.

Once transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Fully Paid and Non-Assessable

In connection with this offering, our legal counsel will opine that the shares of our Class A common stock to be issued under this offering will be fully paid and non-assessable.

Preferred Stock

As of April 30, 2021, there were 120,902,273 shares of our convertible preferred stock outstanding. Immediately prior to the completion of this offering, each outstanding share of our convertible preferred stock will convert into one share of our Class B common stock.

On the completion of this offering and under our amended and restated certificate of incorporation that will be in effect on the completion of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 20,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock or Class B common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. On the completion of this offering, no shares of preferred stock will be outstanding. We have no present plan to issue any shares of preferred stock.

Options

As of April 30, 2021, we had outstanding options to purchase 48,309,417 shares of our Class B common stock, with a weighted-average exercise price of approximately $5.78 per share, under our 2011 Plan.

Restricted Stock Units

As of April 30, 2021, we had outstanding restricted stock units to purchase 450,000 shares of our Class B common stock under our 2011 Plan.

Warrants

As of April 30, 2021, we had (1) an outstanding warrant to purchase 231,000 shares of our Class B common stock with an exercise price of $0.08 per share with an expiration date of October 24, 2022 and (2) an outstanding warrant to purchase 2,500,000 shares of our convertible preferred stock, which will become a warrant to purchase an equivalent number of shares of our Class B common stock upon the closing of this offering with an exercise price of $10.00 per share with an expiration date of October 7, 2025.

Registration Rights

Stockholder Registration Rights

We are party to a seventh amended and restated investors’ rights agreement that provides that certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors’ rights agreement was entered into in October 7, 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (a) five years after the first sale of our common stock following the effective date of the registration statement, of which this prospectus is a part; or (b) the closing of a Deemed Liquidation Event, as defined in our amended and restated certificate of incorporation.

Demand Registration Rights

The holders of an aggregate of 130,316,144 shares of our Class B common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement, of which this prospectus is a part, (a) holders of at least 40% of the shares of our Class B common stock issuable upon the conversion of our outstanding convertible preferred stock, and (b) H&F Splash Holdings IX, L.P., on not more than two occasions, are entitled to require us to file a registration statement with the SEC providing for the resale of at least 20% of such shares as are then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $20,000,000).

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 120,902,273 shares of our capital stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

The holders of an aggregate of 130,316,144 shares of Class B common stock will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request, to have such shares registered by us if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $1 million, subject to exceptions set forth in the investors’ rights agreement.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect on the Completion of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective on the completion of this offering will provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, our chief executive officer or our lead independent director. Our amended and restated bylaws to be effective on the completion of this offering will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

Our amended and restated certificate of incorporation to be effective on the completion of this offering will further provide for a dual-class common stock structure, which provides our current investors, officers and employees with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

In accordance with our amended and restated certificate of incorporation to be effective on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms.

The foregoing provisions will make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the dual-class structure of our common stock, are intended to preserve our existing control structure after completion of this offering, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law,

which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) be the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporate Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

In addition, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Exchange Listing

Our Class A common stock is currently not listed on any securities exchange. We intend to apply to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “CXM.”

Transfer Agent and Registrar

On the completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of April 30, 2021, on the completion of this offering, a total of 19,000,000 shares of Class A common stock and 231,464,126 shares of Class B common stock will be outstanding, assuming (1) the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 120,902,273 shares of Class B common stock and (2) the conversion of our senior subordinated secured convertible notes into 9,413,870 shares of Class B common stock in connection with this offering. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by exercise of the underwriters’ option to purchase additional Class A common stock from us, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The outstanding shares of Class B common stock will be, and shares of Class B common stock subject to stock options, RSUs and PSUs will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144, Rule 701 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of Class A common stock then outstanding, which will equal 190,000 shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock and Class B common stock that are issuable under our 2011 Plan, 2021 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-Up Arrangements

We, all of our directors and executive officers, and holders of substantially all of our outstanding common stock and securities exercisable for, or convertible into, our common stock are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending immediately prior to the opening of trading on the NYSE on the second full trading day following the release of our regular earnings announcement for our fiscal quarter ending October 31, 2021 (such period, the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, if at any time after we have filed our quarterly report on Form 10-Q for the fiscal quarter ending on July 31, 2021, the last reported closing price of our Class A common stock is at least 20% greater than the price per share set forth on the cover page of this prospectus for any 3 out of 5 consecutive trading days, such period (which we refer to as the measurement period), then 30% of the eligible securities, will be automatically released immediately prior to the open of trading on the third trading day following the end of the measurement period.

These agreements described above are subject to a number of exceptions. See the section titled “Underwriting” for information about these exceptions and a further description of these agreements. Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

Registration Rights

Upon the completion of this offering, the holders of 130,316,144 shares of our Class B common stock will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules applicable to certain accrual basis taxpayers under Section 451(b) of the Code. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	certain former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or certain electing traders in securities that are subject to a mark-to-market method of tax accounting for their securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX

CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is an individual, a corporation, an estate or a trust that is not a “U.S. person.” A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute returns of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax). Generally, a Non-U.S. Holder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-*BEN or W-8BEN-E , or other applicable documentation. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S.-source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder would not be subject to U.S. federal income tax if our Class A common stock was “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of distributions on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on distributions on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of distributions on our common stock. While withholding under FATCA also would have applied to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Underwriter	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Barclays Capital Inc.
Wells Fargo Securities, LLC
JMP Securities LLC
KeyBanc Capital Markets Inc.
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Blaylock Van, LLC
C.L. King & Associates, Inc.
Samuel A. Ramirez & Company, Inc.
Roberts & Ryan Investments, Inc.

Total:	19,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,900,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid
Proceeds, before expenses, to us

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.2 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on the New York Stock Exchange under the symbol “CXM.”

We, all of our directors and executive officers, and holders of substantially all of our Class A common stock, Class B common stock and securities exercisable for, or convertible into, our Class A common stock are subject to lock-up agreements or agreements with market stand-off provisions pursuant to which they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending immediately prior to the opening of trading on the NYSE on the second full trading day following the release of our regular earnings announcement for our fiscal quarter ending October 31, 2021 (such period, the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

Notwithstanding the foregoing, if at any time after we have filed our quarterly report on Form 10-Q for the fiscal quarter ending on July 31, 2021 the last reported closing price of our Class A common stock is at least 20% greater than the price per share set forth on the cover page of this prospectus for any 3 out of 5 consecutive trading days, such period, the measurement period, then 30% of the eligible securities subject to lock-up agreements, will be automatically released immediately prior to the open of trading on the third trading day following the end of the measurement period.

The restrictions described in the immediately preceding paragraph are subject to specified exceptions, including the following:

(A) transactions relating to shares of common stock acquired in this offering or in open market transactions after the completion of this offering, provided that no filing under the Section 16(a) of the Exchange Act would be required or voluntarily made;

(B) transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (1) as a bona fide gift, (2) to an immediate family member or to any trust for the direct or indirect benefit of the lock-up party or an immediate family member of the lock-up party, (3) to any entity controlled or managed, or under common control or management by, the lock-up party, or (4) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or an immediate family member of the lock-up party;

(C) transfers or distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by a lock-up party that is a corporation, partnership, limited liability company, trust or other business entity (1) to current or former general or limited partners, managers, members, stockholders or holders of similar equity interests in the lock-up party or (2) to the estates of any of the foregoing;

(D) the transfer of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock to satisfy any tax, including estimated tax, remittance, or other payment obligations of the lock-up party arising in connection with a vesting event of our securities, upon the settlement of restricted stock units or the payment due for the exercise of options (including a transfer to the Company for the “net” or “cashless” exercise of options) or other rights to purchase securities of the Company, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus; provided, that any remaining shares of common stock received upon such vesting, settlement, or exercise shall be subject to the lock-up agreement;

(E) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period (other than any shares that are no longer subject to the restrictions under the lock-up agreement due to the early lock-up expiration as provided above);

(F) the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order;

(G) the conversion of shares of our convertible preferred stock or Class B common stock into shares of Class A common stock in connection with this offering, provided that, in each case, such shares remain subject to the terms of the lock-up agreement; or

(H) the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the lock-up party will remain subject to terms of the lock-up agreement, provided that:

•	in the case of any transfer or distribution pursuant to clauses (B), (C) and (F) above, each donee, trustee, distributee or transferee shall sign and deliver a lock-up agreement,

•

in the case of any transfer or distribution pursuant to clauses (B) and (C) above, (1) no filing under the Exchange Act reporting a reduction in beneficial ownership of shares of common stock would be required or be voluntarily made, and

•

in the case of any transfer or distribution pursuant to clauses (D) and (E) through (G) above, any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that the such transfer or distribution is being made pursuant to the circumstances described in the applicable clause.

Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area a (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of the securities shall require the us or any of our representatives to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended), or the Order, and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this prospectus relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Cooley LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Sprinklr, Inc. as of January 31, 2020 and 2021, and for each of the years in the two-year period ended January 31, 2021 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the January 31, 2020 and 2021 consolidated financial statements refers to a change in accounting for revenue recognition as a result of the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 606 – Revenue from Contract with Customers.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.sprinklr.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

SPRINKLR, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Sprinklr, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprinklr, Inc. and its subsidiaries (the Company) as of January 31, 2020 and 2021, the related consolidated statements of operations, comprehensive loss, stockholders’ (deficit) equity and redeemable non-controlling interests, and cash flows for each of the years in the two year period ended January 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the two year period ended January 31, 2021, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Notes 2 and 3 to the consolidated financial statements, the Company has changed its method of accounting for revenue and related costs effective February 1, 2019 due to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

New York, New York

April 19, 2021

SPRINKLR, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	January 31,
	2020	2021	April 30, 2021
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$10,470	$68,037	$84,189
Marketable securities	—	212,652	191,046
Accounts receivable, net of allowance for doubtful accounts	107,623	116,278	92,904
Prepaid expenses and other current assets	66,508	95,819	96,342

Total current assets	184,601	492,786	464,481
Property and equipment, net	7,301	9,011	9,742
Goodwill and other intangible assets	48,330	47,427	47,346
Other non-current assets	28,024	36,669	51,472

Total assets	$268,256	$585,893	$573,041

Liabilities and stockholders’ (deficit) equity
Liabilities
Current liabilities
Accounts payable	10,494	$16,955	$15,799
Accrued expenses and other current liabilities	53,171	63,170	49,439
Deferred revenue	193,472	221,439	223,192

Total current liabilities	257,137	301,564	288,430
Long term debt	—	78,848	80,863
Deferred revenue less current portion	30,687	19,873	16,660
Deferred tax liability, long-term	670	869	870
Other liabilities, long-term	2,113	2,006	1,919

Total liabilities	290,607	403,160	388,742

Commitments and contingencies (Note 10)
Stockholders’ (deficit) equity
Convertible preferred stock, par value $0.00003, 102,407,534 shares authorized, issued and outstanding as of January 31, 2020 and 122,309,253 shares authorized, 120,902,273 issued and outstanding at January 31, 2021 and April 30, 2021 (unaudited); liquidation preference of $446,535 as of April 30, 2021 (unaudited)	245,970	424,992	424,992
Common stock, $0.00003 par value, 313,000,000 shares authorized as of April 30, 2021 (unaudited), 99,001,911, 109,587,048 and 115,278,767 issued as of January 31, 2020 and 2021 and April 30, 2021 (unaudited), respectively, 85,625,310, 95,456,264 and 101,147,983 outstanding as of January 31, 2020 and 2021 and April 30, 2021 (unaudited), respectively	3	4	4
Treasury stock, at cost, 13,375,601 as of January 31, 2020 and 14,130,784 shares as of January 31, 2021 and April 30, 2021 (unaudited), respectively	(17,957)	(23,831)	(23,831)
Additional paid-in capital	50,117	122,061	138,724
Accumulated other comprehensive (loss) income	(988)	787	387
Accumulated deficit	(299,496)	(341,280)	(355,977)

Total stockholders’ (deficit) equity	(22,351)	182,733	184,299

Total liabilities and stockholders’ (deficit) equity	$268,256	$585,893	$573,041

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(unaudited)
Revenue:
Subscription	$278,459	$339,586	$81,660	$96,772
Professional services	45,817	47,344	11,328	14,207

Total revenue:	324,276	386,930	92,988	110,979
Costs of revenue:
Costs of subscription	77,796	77,033	19,939	21,051
Costs of professional services	45,363	45,049	11,523	10,657

Total costs of revenue	123,159	122,082	31,462	31,708

Gross profit	201,117	264,848	61,526	79,271
Operating expenses:
Research and development	32,481	40,280	8,328	13,128
Sales and marketing	163,360	189,011	49,559	60,638
General and administrative	40,171	64,348	11,541	16,207

Total operating expenses	236,012	293,639	69,428	89,973
Operating loss	(34,895)	(28,791)	(7,902)	(10,702)
Other expense, net	(927)	(8,616)	(1,893)	(2,191)

Loss before provision for income taxes	(35,822)	(37,407)	(9,795)	(12,893)
Provision for income taxes	3,325	3,777	1,412	1,804

Net loss	(39,147)	(41,184)	(11,207)	(14,697)
Net loss attributable to redeemable noncontrolling interests	27	—	—	—

Net loss attributable to Sprinklr	$(39,120)	$(41,184)	$(11,207)	$(14,697)
Deemed dividend in relation to tender offer	$—	$(600)	$—	$—

Net loss attributable to Sprinklr common shares	$(39,120)	$(41,784)	$(11,207)	$(14,697)

Net loss per share of common stock, basic and diluted	$(0.46)	$(0.46)	$(0.13)	$(0.15)
Weighted average common shares outstanding	84,343	90,378	86,370	98,217

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended January 31		Three Months Ended April 30,
	2020	2021	2020	2021
			(unaudited)
Net loss	$(39,120)	$(41,184)	$(11,207)	$(14,697)
Foreign currency translation adjustments	(314)	1,757	113	(398)
Unrealized gains (losses) on investments	—	18	—	(2)

Total comprehensive loss	(39,434)	(39,409)	(11,094)	(15,097)
Net loss attributable to redeemable noncontrolling interests	27	—	—	—
Other comprehensive loss attributable to redeemable noncontrolling interest	(109)	—	—	—

Comprehensive loss attributable to Sprinklr	$(39,516)	$(39,409)	$(11,094)	$(15,097)

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

Consolidated Statements of Stockholders’ (Deficit) Equity and Redeemable Noncontrolling Interests

(in thousands)

					Additional Paid-in Capital			Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity	Redeemable Non-Controlling Interests
	Convertible Preferred Stock		Common Stock			Treasury Stock
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 31, 2019	102,408	$245,970	96,181	$3	$30,799	(13,376)	$(17,957)	$(1,302)	$(283,716)	$(26,203)	$7,099
Cumulative effect of adoption of ASC 606	—	—	—	—	—	—	—	—	23,340	23,340	—
Issuance of Common Stock in connection with redemption of noncontrolling interest	—	—	1,352		7,181	—	—	—	—	7,181	(7,181)
Stock-based compensation	—	—	—	—	10,166	—	—	—	—	10,166	—
Exercise of stock options and vesting of restricted shares	—	—	1,469	—	1,971	—	—	—	—	1,971	—
Change in foreign currency adjustment	—	—	—	—	—	—	—	314	—	314	109
Net loss	—	—	—	—	—	—	—	—	(39,120)	(39,120)	(27)

Balance at January 31, 2020	102,408	245,970	99,002	3	50,117	(13,376)	(17,957)	(988)	(299,496)	(22,351)	—

Stock-based compensation — equity classified awards	—	—	—	—	44,159	—	—	—	—	44,159	—
Exercise of stock options and vesting of restricted shares	—	—	9,572	1	16,332	—	—	—	—	16,333	—
Tender offer repurchases	(1,407)	(12,730)	—	—	(1,186)	(755)	(5,874)	—	(600)	(20,390)	—
Issuance of Common Stock to a third party	—	—	1,013	—	5,000	—	—	—	—	5,000	—
Issuance of Common Stock warrants	—	—	—	—	7,639	—	—	—	—	7,639	—
Issuance of Series G-1 and Series G-2 convertible preferred stock at $9.25 and $11.00 per share, respectively, net of issuance costs	19,902	191,752	—	—	—	—	—	—	—	191,752	—
Other comprehensive income	—	—	—	—	—	—	—	1,775	—	1,775	—
Net loss	—	—	—	—	—	—	—	—	(41,184)	(41,184)	—

Balance at January 31, 2021	120,903	$424,992	109,587	$4	$122,061	(14,131)	$(23,831)	$787	$(341,280)	$182,733	$—

SPRINKLR, INC.

Consolidated Statements of Stockholders’ (Deficit) Equity and Redeemable Noncontrolling Interests

(in thousands)

					Additional Paid-in Capital			Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ (Deficit) Equity	Redeemable Non-Controlling Interests
	Convertible Preferred Stock		Common Stock			Treasury Stock
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 31, 2020	102,408	$245,970	99,002	$3	$50,117	(13,376)	$(17,957)	$(988)	$(299,496)	$(22,351)	$—
Stock-based compensation - equity classified awards (unaudited)	—	—	—	—	3,395	—	—	—	—	3,395	—
Exercise of stock options (unaudited)	—	—	80	—	220	—	—	—	—	220	—
Issuance of Common Stock to a third party (unaudited)	—	—	1,014	—	5,000	—	—	—	—	5,000	—
Other comprehensive income (unaudited)	—	—	—	—	—	—	—	113	—	113	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	(11,207)	(11,207)	—

Balance at April 30, 2020 (unaudited)	102,408	$245,970	100,096	$3	$58,732	(13,376)	$(17,957)	$(875)	$(310,703)	$(24,830)	—

					Additional Paid-in Capital			Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ (Deficit) Equity	Redeemable Non-Controlling Interests
	Convertible Preferred Stock		Common Stock			Treasury Stock
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 31, 2021	120,903	$424,992	109,587	$4	$122,061	(14,131)	$(23,831)	$787	$(341,280)	$182,733	$—
Stock-based compensation - equity classified awards (unaudited)	—	—	—	—	8,657	—	—	—	—	8,657	—
Exercise of stock options (unaudited)	—	—	5,692	—	8,006	—	—	—	—	8,006	—
Other comprehensive income (loss) (unaudited)	—	—	—	—	—	—	—	(400)	—	(400)	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	(14,697)	(14,697)	—

Balance at April 30, 2021 (unaudited)	120,903	$424,992	115,279	$4	$138,724	(14,131)	$(23,831)	$387	$(355,977)	$184,299	$—

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,		Three Months Ended April 20,
	2020	2021	2020	2021
			(unaudited)
Cash flow from operating activities:
Net loss attributable to Sprinklr	$(39,120)	$(41,184)	$(11,207)	$(14,697)
Net loss attributable to redeemable noncontrolling interests	27	—	—	—

Net loss	(39,147)	(41,184)	(11,207)	(14,697)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	4,416	5,690	1,468	1,592
Bad debt expense	1,707	689	301	(477)
Stock-based compensation expense	10,166	43,883	3,561	8,906
Non-cash interest paid in kind and discount amortization	—	5,523	—	2,015
Deferred income taxes	(32)	110	35	1
Other noncash items, net	(423)	(712)	(6)	(519)
Changes in operating assets and liabilities:
Accounts receivable	(11,553)	(9,781)	25,182	23,926
Prepaid expenses and other current assets	(22,564)	(27,863)	26,562	(529)
Other noncurrent assets	(10,298)	(4,714)	194	(14,802)
Accounts payable	(10,185)	6,077	12,265	(1,182)
Accrued expenses and other current liabilities	6,977	12,286	(13,651)	(13,069)
Deferred revenue	88,866	17,511	(17,004)	(1,457)
Other liabilities	1,036	(204)	(110)	(109)

Net cash provided by (used in) operating activities	18,966	7,311	27,590	(10,401)

Cash flow from investing activities:
Purchases of marketable securities, net	—	(212,973)	—	—
Maturities of marketable securities	—	—	—	20,860
Purchases of property and equipment	(2,633)	(2,701)	(772)	(1,164)
Capitalized internal-use software	(2,533)	(3,783)	(719)	(1,034)
Acquisitions, net of cash acquired	(6,500)	—	—	—

Net cash used in investing activities	(11,666)	(219,457)	(1,491)	18,662

Cash flow from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	191,752	—	—
Proceeds from senior subordinated secured convertible notes, net of issuance costs	—	73,425	—	—
Proceeds from issuance of stock warrants	—	7,639	—	—
Repurchase of preferred stock	—	(12,416)	—	—
Deemed dividend on preferred stock	—	(600)	—	—
Proceeds from short-term borrowings	31,500	49,973	49,973	—
Repayments of short term borrowings	(41,000)	(49,973)	(287)	—
Payments of debt and equity issuance costs	—	(475)	—	—
Repurchase of common stock	—	(5,874)	—	—
Proceeds from issuance of common stock upon exercise of stock options	1,971	16,333	220	8,006

Net cash (used in) provided by financing activities	(7,529)	269,784	49,906	8,006
Effect of exchange rate fluctuations on cash and cash equivalents	(173)	(71)	(300)	(115)
Net change in cash and cash equivalents	(402)	57,567	75,705	16,152
Cash and cash equivalents at beginning of period	10,872	10,470	10,470	68,037

Cash and cash equivalents at end of period	$10,470	$68,037	$86,175	$84,189

Supplemental disclosure of cash flow information
Cash paid for income taxes	$2,733	$3,187	578	877
Cash paid for interest	547	224	224	—
Supplemental disclosure for noncash investing and financing
Accrued purchases of property and equipment	260	382	399	317
Common stock issued in connection with redemption of noncontrolling interest	7,181	—	—	—
Accrued for asset retirement obligations	962	476	—	8
Common stock issued in exchange for other noncash assets	—	5,000	5,000	—
Deferred offering costs included in accounts payable and accrued liabilities	—	—	—	1,850

See accompanying notes to the consolidated financial statements

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

Founded in 2009, Sprinklr, Inc. (Sprinklr, we, or the Company) provides enterprise cloud software products that enable organizations to do marketing, advertising, research, care, sales and engagement across modern channels including social, messaging, chat and text through its unified Customer Experience Management (CXM) software platform.

The Company was incorporated in Delaware in 2011 and is headquartered in New York, USA with fifteen operating subsidiaries globally.

2.	Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the consolidated accounts of the Company and its wholly owned subsidiaries. The Company also consolidated its majority-owned subsidiary in Japan prior to the Company purchasing its remaining interest as discussed in Note 8, Joint Venture, as the Company had the ability to exercise controlling influence. Noncontrolling interests are presented on the consolidated balance sheets outside of equity under the caption “Redeemable noncontrolling interests.” All intercompany transactions and balances have been eliminated.

(b) Unaudited interim consolidated financial statements

The accompanying interim consolidated balance sheet as of April 30, 2021, the consolidated statements of operations, comprehensive loss, and cash flows for the three months ended April 30, 2020 and 2021, the consolidated statements of stockholders’ (deficit) equity and redeemable noncontrolling interests for the three months ended April 30, 2020 and 2021 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of April 30, 2021, and the results of operations and cash flows for the three months ended April 30, 2020 and 2021. The financial data and the other information disclosed in these notes are unaudited. The results for the three months ended April 30, 2021 are not necessarily indicative of the operating results expected for the full fiscal 2022 year or any future period.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, common stock valuations and stock-based compensation expense, software costs eligible for capitalization, recoverability of long-lived and intangible assets and the allowance for doubtful accounts. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and on assumptions that it believes are reasonable and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(d) Segments

The Company operates in one operating segment because the Company’s offerings operate on its single Customer Experience Management Platform, the Company’s products are deployed in a similar way, and the Company’s chief operating decision maker evaluates the Company’s financial information and assesses the performance of the Company on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

(e) Foreign Currency

The functional currency of the Company’s foreign subsidiaries is generally their respective local currency. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the exchange rates in effect at the balance sheet dates, with the resulting translation adjustments recorded to a separate component of accumulated other comprehensive loss. Income and expense accounts are translated at average exchange rates during the year. Foreign currency remeasurement and transaction gains and losses are recorded in other income, net, in the consolidated statements of operations. The Company recognized net foreign currency transaction losses of $1.2 million, $2.2 million and $1.3 million in the fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 (unaudited), respectively, and net foreign currency gains of $0.1 million in the three months ended April 30, 2021 (unaudited).

(f) Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(g) Marketable Securities

The Company’s marketable securities consist of U.S. Treasury securities, corporate bonds, money market funds, agency securities, commercial paper, certificates of deposit, and time deposits with maturity dates of more than three months from the date of purchase. The Company determined the appropriate classification of marketable securities at the time of purchase and reevaluate such designation at each balance sheet date. The Company classified and accounted for its marketable securities as available-for-sale securities as the Company may sell these securities at any time for use in the current operations or for other purposes, even prior to maturity. As a result, the Company classifies marketable securities as current assets in the consolidated balance sheets.

All marketable securities are recorded at their estimated fair values. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield. Interest income is recognized when earned. Unrealized gains and losses on these marketable securities are reported as a separate component of accumulated other comprehensive loss on the consolidated balance sheets until realized. Realized gains and losses are determined based on the specific identification method and are reported in other expense, net in the consolidated statements of operations. The Company periodically evaluates its marketable securities to assess whether those with unrealized loss positions are other than temporarily impaired. The Company considers various factors in determining whether to recognize an impairment charge. If the Company determines that the decline in an investment’s fair value is other-than-temporary, the difference is recognized as an impairment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

loss in the consolidated statements of operations. As of January 31, 2021 and April 30, 2021 (unaudited), the Company has not recorded any other-than-temporary-impairment charges in our consolidated statements of operations.

(h) Fair Values Measurement

The Company considers the carrying amounts of financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and short term debt to approximate their fair values because of their relatively short maturities.

The Company measures certain financial assets at fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company evaluates these inputs and recognizes transfers between levels, if any, at the balance sheet date. The Company has not elected the fair value measurement option for assets not required to be measured at fair value on a recurring basis.

(i) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of allowance for doubtful accounts, if applicable, and are unsecured and do not bear interest.

The allowance for doubtful accounts is based on the probability of future collection. When management becomes aware of circumstances that may decrease the likelihood of collection, it records a specific allowance against amounts due, which reduces the receivable to an amount that management reasonably believes will be collected. For all other customers, management determines the adequacy of the allowance based on historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with specific accounts. The Company reviews its allowance for doubtful accounts regularly and writes off receivable balances that are deemed to be uncollectible. Changes in the allowance are recorded in sales and marketing expense in the period incurred. The Company does not have any off balance sheet credit exposure related to its customers.

The Company’s allowance for doubtful accounts was $2.5 million, $3.2 million and $2.7 million as of January 31, 2020 and 2021 and April 30, 2021 (unaudited), respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(j) Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the asset, which is generally two to three years. Amortization of leasehold improvements is computed using a straight-line method over the shorter of the lease term or the estimated useful life of the improvement. Depreciation and amortization begins when the asset is ready for its intended use. The cost of maintenance and repairs that do not improve or extend the lives of the respective assets is expensed as incurred.

The Company capitalizes qualifying internally developed software costs incurred in connection with our internal-use software platform. These capitalized costs are related to the cloud-based software platform that we host, which is accessed by our clients on a subscription basis. Costs are capitalized during the application development stage, provided that management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. Capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful life, which is generally three years. Costs incurred for specific upgrades and enhancements when it is probable the expenditures will result in additional functionality are capitalized and amortized over the estimated useful life of the enhancements. Costs related to preliminary project activities and post-implementation operations activities, including training and maintenance, are expensed as incurred.

(k) Business Combinations

When the Company acquires businesses, it allocates the purchase price to tangible assets, liabilities and identifiable intangible assets acquired with any residual purchase price recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, particularly with respect to intangible assets at the acquisition date, deferred revenue and contingent consideration, where applicable. These estimates can include, but are not limited to, historical experience and information obtained from the management of the acquired companies, the cash flows that an asset is expected to generate in the future, the weighted average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable and unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates. All acquisitions are reported in the consolidated statements of cash flows net of acquired cash and cash equivalents.

(l) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with business combinations accounted for using the purchase method of accounting. Goodwill is not amortized, but rather is tested for impairment annually and more frequently upon the occurrence of certain events. The Company performs its annual impairment test of goodwill in the third quarter of each fiscal year or whenever events or circumstances indicate that goodwill may not be recoverable Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. The Company did not record any goodwill impairment charges in the years ended January 31, 2020 or 2021 or the three months ended April 30, 2021 (unaudited).

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(m) Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property, equipment, capitalized internal-use software and other assets, including identifiable definite-lived intangible assets, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter life.

(n) Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the IPO, will be capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. As of April 30, 2021 (unaudited), there was $1.9 million of deferred offering costs included in prepaid expenses and other current assets on the consolidated balance sheet.

(o) Concentration of Risk and Significant Customers

The Company has no significant off-balance sheet risks related to foreign currency exchange contracts, option contracts or other foreign currency hedging arrangements. The Company’s financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits generally exceed federally insured limits. The Company’s accounts receivable are derived from invoiced customers located primarily in North America and Europe. Refer to Note 1(i), Accounts Receivable and Allowance for Doubtful Accounts for information on the Company’s review of the collectability of its accounts receivable.

No single customer accounted for more than 10% of total revenue in the years ended January 31, 2020 or 2021 or the three months ended April 30, 2021 (unaudited).

In addition, we rely upon third-party hosted infrastructure partners globally, including Amazon Web Services, to serve customers and operate certain aspects of our services, such as environments for development testing, training, sales demonstrations, and production usage. Given this, any disruption of or interference at our hosted infrastructure partners would impact our operations and our business could be adversely impacted.

(p) Revenue Recognition

The Company accounts for revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (ASC 606), which was adopted on February 1, 2019, using the modified retrospective transition method. For further discussion of the Company’s accounting policies related to revenue see Note 3, Revenue Recognition.

(q) Cost of Revenue

Cost of subscription revenue and professional services revenue is expensed as incurred.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of subscription revenue consists primarily of expenses related to hosting the Company’s software platform, including data center operations costs and personnel and related expenses directly associated with delivering the Company’s cloud infrastructure, the costs associated with purchasing third-party data that is utilized in providing elements of the platform and costs to provide platform support to the Company’s customers, including personnel and related expenses. These costs include salaries, benefits, bonuses, stock-based compensation, as well as allocated overhead.

Cost of professional services consists primarily of personnel and related expenses directly associated with the Company’s professional services organization. These costs include salaries, benefits, bonuses, stock-based compensation, as well as allocated overhead, together with the costs of subcontracted third-party professional services vendors.

Overhead associated with facilities and depreciation is allocated to cost of revenue based on relative headcount in those departments.

(r) Research and Development

Research and development expenses consist primarily of costs relating to the continued development and enhancement of the Company’s Experience Cloud software platform. These expenses consist primarily of personnel and related overhead costs. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization.

(s) Advertising costs

Advertising costs include costs incurred to promote the Company’s subscription and professional services. These costs are expensed as incurred and were $0.3 million, $0.2 million and $0.8 million in the years ended January 31, 2020 and 2021 and the three months ended April 30, 2021 (unaudited), respectively. Such costs were de minimus in the three months ended April 30, 2020 (unaudited).

(t) Warranties

The Company’s cloud-based software platform is generally warranted to perform materially in accordance with the Company’s online documentation and the terms of the agreement with a customer, under normal use and circumstances. Additionally, our contracts generally include provisions for indemnifying customers against liabilities if use of our software platform infringe a third party’s intellectual property rights, and we may also incur liabilities if we breach the security, privacy and/or confidentiality obligations in our contracts. To date, we have not incurred any material costs, and we have not accrued any liabilities in the accompanying consolidated financial statements as of January 31, 2020 or 2021 or the three months ended April 30, 2021 (unaudited), as a result of these obligations.

Certain of the Company’s arrangements may include certain service level agreements with its customers committing to certain levels of platform uptime and performance and permitting those customers to receive credits in the event that the Company fails to meet those levels. To date, the Company has not incurred or experienced any significant failures to meet defined levels of availability and performance of those agreements and, as a result, the Company has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements as of January 31, 2020 or 2021 or the three months ended April 30, 2021 (unaudited).

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(u) Stock-Based Compensation

The Company accounts for stock-based compensation as an expense in the statements of operations based on the awards’ grant date fair values.

The Company estimates the fair value of service-based options granted using the Black-Scholes option pricing model. Stock options that include service, performance and market conditions are valued using the Monte-Carlo simulation model. The Black-Scholes option pricing model requires inputs based on certain assumptions, including (a) the fair value per share of our common stock (b) the expected stock price volatility, (c) the calculation of expected term of the award, (d) the risk-free interest rate and (e) expected dividends. A Monte-Carlo simulation is an analytical method used to estimate value by performing a large number of simulations or trial runs and determining a value based on the possible outcomes from these trial runs.

The fair value of stock-based payments is recognized as compensation expense, net of expected forfeitures, over the requisite service period which is generally the vesting period, with the exception of the fair value of stock-based payments for awards that include service, performance and market conditions which is recognized as compensation expense over the requisite service period as achievement of the performance objective becomes probable.

The Company issued certain PSUs, that vest upon the satisfaction of both time-based service, performance-based and market conditions. The Company estimates compensation cost based on the grant date fair value and recognize the expense on a graded vesting basis over the vesting period of the award. As the PSUs are subject to a market condition (stock price), the grant date fair value is measured using a Monte Carlo simulation approach, which estimates the fair value of awards based on randomly generated simulated stock-price paths through a lattice-type structure. The performance-based vesting condition is satisfied upon the occurrence of a qualifying event, which is generally defined as a change in control transaction or the effective date of a Qualified IPO. Because no qualifying event has occurred, the Company has not recognized any stock-based compensation expense for the PSUs. In the period in which the Company’s qualifying event is probable, the Company will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values and the accelerated attribution method.

The Company estimates fair value of its restricted stock awards (RSU) based on the fair value of the underlying common stock, net of estimated forfeitures.

(u) Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

Management makes estimates, assumptions and judgements to determine the Company’s provision for or benefit from income taxes, deferred tax assets and liabilities and any valuation allowances recorded against the Company’s deferred tax assets. The Company also assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent the Company believes that recovery is not more likely than not, the Company will establish a valuation allowance.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(v) Recently Issued Accounting Pronouncements Not Yet Adopted

The JOBS Act allows the Company, as an EGC, to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-02, Leases (Topic 842), and additional changes, modifications, clarifications or interpretations related to this guidance thereafter (“ASU 2016-02”). ASU 2016-02 requires a reporting entity to recognize right-of-use assets and lease liabilities on the balance sheet for operating leases to increase transparency and comparability. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, including interim periods within that fiscal year, with early adoption permitted. The Company will record a right of use asset and liability, and is currently evaluating the impact of adoption on the consolidated financial statements. Although the Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures, the Company currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon adoption.

In June 2016, the FASB issued ASU 2016-13, with subsequent amendments, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires immediate recognition of management’s estimates of current expected credit losses. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022, and interim periods within that fiscal year, with early adoption permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (ASU No. 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 also improves and amends the related Earnings Per Share guidance for both Subtopics. ASU No. 2020-06 is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. ASU No. 2020-06 will be effective for annual reporting periods beginning after December 15, 2021. Early adoption is permitted. We are currently evaluating the impact of the new guidance on our consolidated financial statements.

(w) Recently Adopted Accounting Pronouncements

On February 1, 2020, the Company adopted ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 aligns the accounting for share-based payment awards issued to employees and non-employees. The adoption did not have a material impact on the consolidated financial statements.

3.	Revenue Recognition

The Company derives its revenues primarily from two sources:

a.	Subscription revenue consists of subscription fees from customers accessing the Company’s cloud based software platform and applications, as well as related customer support services; and

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b.

Professional services revenue consists of fees associated with providing services that educate and assist the Company’s customers with the configuration and optimization of the Company’s software platform and applications. Professional services revenue also includes managed services fees where the Company’s consultants work as part of its customers’ teams to help leverage the subscription service to execute on their customer experience management goals.

We recognize revenue upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

We determine revenue recognition through the following steps:

•	Identification of the contract, or contracts, with a customer

•	Identification of the performance obligations in the contract

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contract

•	Recognition of revenue when, or as, the performance obligation is satisfied

Subscription revenue is recognized ratably over the contract term beginning on the commencement date of each contract, which is the date the Company’s service is made available to customers. Subscription revenue includes customer support services, which together with the accessing of the Company’s cloud based software platform, generally constitute a single performance obligation comprised of a series of distinct services that are substantially the same and have the same pattern of revenue recognition.

Amounts that have been invoiced because they have the unconditional right to consideration are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met, with the majority being invoiced annually in advance of performance obligations. When determining the transaction price of a contract, an adjustment is made if payment from the customer occurs either significantly before or significantly after performance, resulting in a significant financing component. Applying the practical expedient in Topic 606, the Company does not assess whether a significant financing component exists if the period between when the Company performs its obligations under the contract and when the customer pays is one year or less. One of the Company’s contracts contained a significant financing component as of January 31, 2021 as a result of an advance payment from a large customer for a multi-year contract in the prior fiscal year. None of the Company’s other contracts contained a significant financing component at January 31, 2020 and 2021 and April 30, 2021 (unaudited).

Professional services revenues are recognized as the services are rendered for time and materials contracts or on a proportional performance basis for fixed price contracts. The majority of the Company’s professional services arrangements are fixed price contracts.

The Company enters into arrangements where they provide managed services associated with assisting its customers in publishing advertisements on social media channels. As part of those arrangements the Company is occasionally required to purchase advertising space from social media channels on behalf of its customers and invoice those costs back to its customer. Revenue from such arrangements is recognized on a net basis as the Company has determined it is acting as an agent in these transactions.

Some of the Company’s product offerings include service-level agreements warranting defined levels of uptime reliability and performance and permitting those customers to receive credits for future services in the event that we fail to meet those levels. To date, we have not accrued for any significant liabilities in the accompanying consolidated financial statements as a result of these service-level agreements.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For contracts that are modified for changes in contract specification and requirements, the Company analyzes the modification to determine the accounting treatment of the contract modification as a separate contract, prospectively or through a cumulative catch-up adjustment.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Contracts with Multiple Performance Obligations

The Company executes arrangements that include multiple performance obligations (consisting of subscription and professional services). Additionally, the Company is often party to multiple concurrent contracts or contracts pursuant to which a client may purchase a combination of services. At contract inception, the Company determines whether multiple contracts will be combined and accounted for as a single arrangement. Combination is generally required when the economics of the individual contracts cannot be understood without reference to the whole. While certain contracts may be combined, they are reviewed to determine if the contract has multiple distinct performance obligations. These situations require judgment to determine whether the multiple promises are separate performance obligations. Once the Company has determined the performance obligations, the Company determines the transaction price. The Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The Company then allocates the transaction price to each performance obligation in the contract based on a relative SSP and the corresponding revenues are recognized as the related performance obligations are satisfied.

The determination of SSP for each distinct performance obligation requires judgement. The Company rarely sells its enterprise cloud software products and services as readily observable standalone sales, so the Company is required to estimate the SSP for each performance obligation. In the determination of the SSP, the Company uses information that includes contractually stated prices, market conditions, costs, renewal contracts, list prices, internal discounting tables and other observable inputs. In making these judgments, the Company analyzes various factors, including the Company’s pricing methodology and consistency, size of the arrangement, length of term, customer demographics and overall market and economic conditions. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers.

Costs to Obtain Customer Contracts

Sales commissions and related expenses are considered incremental and recoverable costs of acquiring customer contracts. These costs are capitalized and amortized on a straight-line basis over the anticipated period of benefit, which we have estimated to be three years. We determined the period of benefit by taking into consideration the length of our customer contracts, customer relationship period, our technology lifecycle, and other factors. Sales commissions paid for renewals are not commensurate with commissions paid on the initial contract given the substantive difference in commission rates in proportion to their respective contract values. Amortization expense is recorded in sales and marketing expense within our consolidated statements of operations.

Capitalized costs to obtain customer contracts as of January 31, 2020 were $37.5 million, of which $18.0 million is included in prepaid expenses and other current assets and $19.6 million within other non-current assets. During the year ended January 31, 2020, the Company amortized $15.6 million of costs to obtain customer contracts, included in sales and marketing expense.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitalized costs to obtain customer contracts as of January 31, 2021 were $49.7 million, of which $24.3 million is included in prepaid expenses and other current assets and $25.4 million within other non-current assets. During the year ended January 31, 2021, the Company amortized $21.3 million of costs to obtain customer contracts, included in sales and marketing expense.

Capitalized costs to obtain customer contracts as of April 30, 2020 (unaudited) were $35.6 million, of which $17.9 million is included in prepaid expenses and other current assets and $17.7 million within other non-current assets. During the three months ended April 30, 2020 (unaudited), the Company amortized $4.8 million of costs to obtain customer contracts, included in sales and marketing expense.

Capitalized costs to obtain customer contracts as of April 30, 2021 (unaudited) were $50.0 million, of which $25.2 million is included in prepaid expenses and other current assets and $24.8 million within other non-current assets. During the three months ended April 30, 2021 (unaudited), the Company amortized $6.6 million of costs to obtain customer contracts, included in sales and marketing expense.

Deferred Revenue

The Company invoices customers for subscriptions to our products in varying billing cycles with the majority being invoiced annually in advance of performance obligations, and accounts receivable are recorded when the right to consideration becomes unconditional. Deferred revenue consists primarily of customer billings made in advance of performance obligations being satisfied and revenue being recognized.

The term between invoicing and when payment is due is not significant and the Company generally does not provide financing arrangements to customers. Deferred revenue associated with performance obligations that are anticipated to be satisfied, and thus to be revenue recognized, during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue.

Revenues recognized during the years ended January 31, 2020 and 2021, which were included in the deferred revenue balances at the beginning of each respective period, were $129.0 million and $180.0 million, respectively.

Revenues recognized during the three months ended April 30, 2020 and 2021 (unaudited), which were included in the deferred revenue balances at the beginning of each respective period, were $74.9 million and $90.5 million, respectively.

The Company receives payments from customers based on billing schedules as established in its contracts. Contract assets represent amounts for which the Company has recognized revenue in excess of billings pursuant to the revenue recognition guidance. At January 31, 2020 and 2021 and April 30, 2021 (unaudited), contract assets were $3.6 million, $0.8 million and $0.1 million, respectively, and were included in prepaid expenses and other current assets.

Remaining performance obligations represent contracted revenues that had not yet been recognized, and include deferred revenues and amounts that will be invoiced and recognized in future periods. As of January 31, 2021, our remaining performance obligations were $431.8 million, approximately $315 million of which we expect to recognize as revenue over the next 12 months and the remaining balance will be recognized thereafter.

As of April 30, 2021 (unaudited), our remaining performance obligations were $436.5 million, approximately $318.0 million of which we expect to recognize as revenue over the next 12 months and the remaining balance will be recognized thereafter.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenues

The Company disaggregates its revenue from contracts with customers by geographic location and market, as it believes it best depicts how the nature, amount, timing, and uncertainty of its revenues and cash flows are affected by economic factors. Refer to Note 15, Geographic Information, for revenue by geographic location.

4.	Marketable Securities

The Company did not have any marketable securities at January 31, 2020 and April 30, 2020 (unaudited).

The following is a summary of available-for-sale marketable securities, excluding those securities classified within cash and cash equivalents on the condensed consolidated balance sheets (in thousands):

	January 31, 2021
	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair value
Corporate bonds	$26,894	$—	$(2)	$26,892
U.S. government and agency securities	125,804	20	—	125,824
Commercial paper	59,936	—	—	59,936

Marketable securities	$212,634	$20	$(2)	$212,652

	April 30, 2021
	Amortized Cost	Unrealized Gain	Unrealized Losses	Fair value
	(Unaudited)
Corporate bonds	$19,209	$—	$(3)	$19,206
U.S. government and agency securities	116,852	19	—	116,871
Commercial paper	54,969	—	—	54,969

Marketable securities	$191,030	$19	$(3)	$191,046

As of January 31, 2021 and April 30, 2021 (unaudited), the maturities of the Company’s available-for-sale marketable securities had maturity dates of less than one year.

5.	Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities that have been measured at fair value on a recurring basis as of January 31, 2021, and indicate the fair value hierarchy of the valuation inputs utilized to determine such fair value (in thousands):

	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash Equivalents:
Money market funds	$37,451	$—	$—	$37,451
Marketable Securities:
Corporate bonds	—	26,892	—	26,892
U.S. government and agency securities	—	125,804	—	125,804
Commercial paper	—	59,956	—	59,956

Total financial assets	$37,451	$212,652	$—	$250,103

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table represents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of April 30, 2021 (in thousands):

	Level 1	Level 2	Level 3	Total
	(Unaudited)
Financial Assets:
Cash Equivalents:
Money market funds	$52,118	$—	$—	$52,118
Marketable Securities:
Corporate bonds	—	19,206	—	19,206
U.S. government and agency securities	—	116,871	—	116,871
Commercial paper	—	54,969	—	54,969

Total financial assets	$52,118	$191,046	$—	$243,164

There were no financial assets and liabilities that were measured at fair value on a recurring basis as of January 31, 2020 and April 30, 2020 (unaudited).

The Company classifies its highly liquid money market funds within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company classifies its commercial paper, corporate debt securities, U.S. government agencies, certificates of deposit, and U.S. government treasury securities within Level 2 because they are valued using inputs other than quoted prices that are directly or indirectly observable in the market, including readily available pricing sources for the identical underlying security which may not be actively traded.

The Company’s primary objective when investing excess cash is preservation of capital, hence the Company’s marketable securities consist primarily of U.S. Treasury securities, high credit quality corporate debt securities and commercial paper. The Company has classified and accounted for its marketable securities as available-for-sale securities as we may sell these securities at any time for use in the Company’s current operations or for other purposes, even prior to maturity. As a result, the Company classifies marketable securities as current assets in the consolidated balance sheets. As of January 31, 2021 and April 30, 2021 (unaudited), for fixed income securities that were in unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of January 31, 2021 and April 30, 2021 (unaudited), the Company anticipates that it will recover the entire amortized cost basis of such fixed income securities before maturity.

The Company regularly reviews the changes to the rating of its debt securities by rating agencies as well as reasonably monitors the surrounding economic conditions to assess the risk of expected credit losses. As of January 31, 2021 and April 30, 2021 (unaudited), there were no securities that were in an unrealized loss position for more than twelve months. We have not recorded any impairments, as we believe any such losses would be immaterial based on the high-grade credit rating for each of our marketable securities as of the end of each period.

In addition to its cash equivalents and marketable securities, the Company measures the fair value of its outstanding convertible senior notes on a quarterly basis for disclosure purposes. The Company considers the fair value of the convertible senior notes to be a Level 2 measurement because it trades in an inactive market. Refer to Note 9, Debt Obligations, for further details.

In connection with an immaterial business combination entered into on November 28, 2019, the Company agreed to make potential additional cash payments to the sellers of up to $9.5 million, contingent

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

upon the achievement of customer renewal targets above a certain threshold over periods extending through June 11, 2022. The contingent consideration was valued based upon a Monte Carlo simulation using unobservable inputs (Level 3) and was determined to have a nominal fair value. Therefore, no amounts were accrued for contingent consideration as November 28, 2019, January 31, 2020, January 31, 2021 or April 30, 2021 (unaudited). At January 31, 2021, the renewal targets are improbable of being met and therefore no earnout payments will be made under this arrangement in any future period.

6.	Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	January 31,		April 30,
	2020	2021	2021
			(Unaudited)
Prepaid hosting and data costs	$31,411	$58,386	$55,739
Prepaid software costs	4,710	3,771	3,823
Capitalized commissions costs, current portion	17,953	24,294	25,153
Contract assets	3,582	824	54
Other	8,852	8,544	11,573

Prepaid expenses and other current assets	$66,508	$95,819	$96,342

Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	January 31,		April 30
	2020	2021	2021
			(Unaudited)
Computer equipment	$5,666	$7,921	$9,074
Office furniture and other	1,175	1,193	1,101
Leasehold improvements	3,580	3,500	3,509
Less accumulated depreciation and amortization	(6,858)	(8,598)	(9,252)

Total fixed assets, net	3,563	4,016	4,432
Capitalized internal-use software	12,441	16,224	17,258
Less accumulated amortization	(8,703)	(11,229)	(11,948)
Total capitalized internal-use software	3,738	4,995	5,310

Property and equipment, net	$7,301	$9,011	$9,742

Depreciation and amortization expense for property and equipment was $2.0 million, $2.5 million, $0.6 million and $0.8 million in the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited), respectively.

Amortization expense for capitalized internal-use software was $2.3 million, $2.5 million, $0.6 million and $0.7 million in the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited), respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company capitalized internal-use software costs, including stock-based compensation, of $2.5 million, $3.8 million, $0.7 million and $1.0 million in the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited), respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31,		April 30,
	2020	2021	2021
			(Unaudited)
Bonuses	$13,875	$17,783	$5,669
Commissions	10,855	13,346	9,413
Employee liabilities	9,316	15,040	15,932
Purchased media costs(1)	3,351	2,695	1,643
Accrued sales and use tax liability	5,989	5,667	5,808
Accrued income taxes	702	677	1,116
Professional services	1,080	1,603	2,447
Other	8,003	6,359	7,411

	$53,171	$63,170	$49,439

(1)	Purchased media costs consist of amounts owed to the Company’s vendors for the purchase of advertising space on behalf of its customers.

7.	Goodwill

The changes in the carrying amount of goodwill for the periods presented were as follows (in thousands):

	January 31,		April 30,
	2020	2021	2021
			(Unaudited)
Balance at beginning of period	$39,199	$47,100	$46,823
Business combination	8,001	—	—
Effect of exchange rates	(100)	(277)	1

Balance at end of period	$47,100	$46,823	$46,824

On November 27, 2019, the Company acquired certain assets from a privately held company in a transaction that qualified as a business combination. Goodwill consists primarily of expected synergies of the acquired workforce and growth opportunities, none of which qualify as separately identifiable intangible assets. This business combination was not material to the consolidated financial statements.

8.	Joint Venture

On March 30, 2015, the Company entered into an agreement with Piped Bits Co., Ltd, Suneight SP Investment Limited Partnership, Suneight OK Partnership and RSP FUND VI, LLC (collectively, the Investors) to engage in the investment, organization, management and operation of a Japanese subsidiary of

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the Company (Sprinklr Japan KK) that is focused on the sale of the Company’s products and services in Japan. The Investors contributed the equivalent of approximately $8.3 million in cash in exchange for 3,496,503 Series A convertible preferred stock of Sprinklr Japan KK, which represented approximately 35% of the issued share capital.

The redeemable noncontrolling interests in Sprinklr Japan KK was classified between liabilities and equity in the consolidated balance sheets as of January 31, 2019, primarily due to the put right that was available to the redeemable noncontrolling interests, which may have been settled in cash, the Company’s common stock or a combination thereof.

On August 1, 2019, the Company entered into an agreement with the third parties to purchase the remaining noncontrolling interests of Sprinklr Japan KK in exchange for 1,352,385 shares of common stock of Sprinklr, Inc. The fair value of the redeemable noncontrolling interest as of the date of the Exchange Agreement was $7.2 million.

The Company retained its controlling interest in Sprinklr Japan KK, accordingly, the acquisition of the non-controlling interest was accounted for as an equity transaction.

9.	Debt

The following table summarizes the Company’s long-term debt at January 31, 2021 and April 30, 2021:

	January 31,		April 30,
	2020	2021	2021
			(Unaudited)
Senior Subordinated Secured Convertible Note	$—	$75,000	$75,000
Paid-in-kind interest	—	5,390	7,353

Principal balance at January 31, 2021	—	80,390	82,353
Less: Unamortized debt discounts and issuance costs	—	(1,542)	(1,490)
Revolving credit facility	—	—	—

Total Debt	$—	$78,848	$80,863

Senior Subordinated Secured Convertible Notes

On May 20, 2020 (the “NPA Closing Date”), the Company issued senior subordinated convertible notes for an aggregate principal amount of $75 million pursuant to the Company’s Senior Subordinated Secured Convertible Note Purchase Agreement, dated May 20, 2020, by and among the Company, its subsidiaries, TPG Specialty Lending Inc., as Administrative Agent and Arranger (“TPG”), and certain other investor parties (the “Note Purchase Agreement”), with an initial maturity date of May 20, 2025 (the “Initial Notes”). The Company has the ability to issue additional senior subordinated convertible notes for an aggregate principal amount of $75 million until the 12-month anniversary of the NPA Closing Date (“Delayed Draw Notes”; the Initial Notes, together with the Delayed Draw Notes, hereinafter the “Notes”). The Company did not issue the Delayed Draw Notes. The Initial Notes were issued for face amount net of a closing fee of 1.05% on the entire $150 million commitment for all Notes (corresponding to an original issue discount of 2.1% on the Initial Notes) and carry a fixed rate of 9.875% per annum. The interest is to be paid in kind by increasing the principal amount of the Initial Notes.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At the option of the holders, the Notes are convertible into common stock of the Company at a specified price as described in the subsection below entitled “Conversion Price.” The Initial Notes were sold at a price and have a value at issuance not significantly in excess of the face amount; accordingly, none of the proceeds were allocated to equity.

The Notes are subordinated in certain respects to indebtedness incurred under the Revolving Credit Agreement as described in the subsection below entitled “Revolving Credit Agreement.”

Conversion Upon a Qualified IPO

Upon the consummation of a Qualified IPO, all then outstanding Notes shall automatically convert into the number of shares of the Company’s common stock, par value $0.00003 per share (“Common Stock”), equal to the quotient of (i) the principal amount of all Notes outstanding (including all accrued interest at the time of conversion) divided by (ii) the lesser of (A) the conversion price as described in the subsection below entitled, “Conversion Price” and (B) the product of (x) the public offering price per share of the Common Stock being offered in the Qualified IPO less the per share value of any underwriters’ discount applicable to the public offering (the “IPO Price”) multiplied by (y) one minus a 12% discount rate. A “Qualified IPO” for purposes of the Notes means the issuance of Common Stock pursuant to a bona fide, firmly-committed underwritten initial public offering, underwritten by one or more investment banks, pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which (i) the Common Stock to be sold will be listed on the New York Stock Exchange or the NASDAQ Stock Market, (ii) the listed Common Stock sold results in the Company receiving gross cash proceeds of at least $150,000,000, and (iii) the Company has an equity market capitalization of not less than $1,750,000,000, as calculated by reference to the IPO Price.

Optional Conversion

The holders of the Notes may elect to convert all or a portion of the principal amount of their Notes outstanding including accrued interest (the “Convertible Amount”) into the number of shares of Common Stock equal to the quotient of (i) the Convertible Amount divided by (ii) the conversion price as described in the subsection below entitled “Conversion Price.”

Conversion Upon Sale of Company Transaction

In the event of a Sale of Company Transaction, the holders of the Notes may elect to convert all or a portion of their Notes outstanding including accrued interest, at par, into Common Stock at a price per share equal to (i) the portion of the Notes including any accrued interest being converted divided by (ii) the lesser of (A) the conversion price as described in the subsection below entitled “Conversion Price” and (B) the product of (x) the Sale of Company Price multiplied by (y) one minus a 12% discount rate. To the extent holders of Notes elect not to convert all of their Notes, the Company shall redeem the unconverted Notes at par plus accrued interest. A “Sale of Company Transaction” for purposes of the Notes means a sale of substantially all the Company’s and its subsidiaries’ assets, the adoption of a plan of liquidation or dissolution of the Company, an “out-license” of substantially all the Company’s intellectual property, or a transfer (whether by merger or otherwise) of more than 50% of the Company’s voting securities.

Conversion Price

For purposes of the Notes, the per share “Conversion Price” upon a Qualified IPO, optional conversion, or Sale of Company Transaction, as the case may be, is the quotient of (i) $2.5 billion, divided by (i) the

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aggregate number of issued and outstanding shares of Common Stock, assuming full exercise of all outstanding options, warrants, and convertible securities, but excluding shares authorized in any option or equity incentive pool but unissued as of a date that is four business days prior to an Optional Conversion, one business day prior to the closing of a Qualified IPO, or three business days prior to the closing of a Sale of Company Transaction, as applicable.

Certain Provisions Regarding Notes

The Note Purchase Agreement contains various affirmative and negative covenants applicable to the Company and its subsidiaries, including, among other things, restrictions on the incurrence of indebtedness and the granting of liens, the entry into certain mergers or consolidations with third parties, the repurchase of stock, the issuance of dividends and other distributions, the entry into certain agreements, the entry into certain transactions with affiliates, and certain purchases of securities issued by third parties, as well as various standard and customary events of default including, but not limited to, failure to make payments when due, failure to observe or perform covenants or agreements contained in the Notes, or the bankruptcy or insolvency of the Company or any of its subsidiaries.

In addition, under terms of the Note Purchase Agreement, the Company shall not permit the sum of (i) unrestricted Cash and Cash Equivalents plus (ii) amounts available to be drawn under the Revolving Credit Agreement, as described in the subsection below entitled “Revolving Credit Agreement,” to be less than $25,000,000. Further, as of the last day of each of the Company’s fiscal quarters, the Company is required to maintain specified annualized minimum recurring software license subscription levels.

The Note Purchase Agreement provides for events of default with corresponding grace periods that the Company believes are customary for agreements of this type. Upon an event of default, all of the Company’s obligations under the Note Purchase Agreement may be declared immediately due and payable, and the holders’ commitments to purchase additional Notes may be terminated. In the event of an occurrence of an event of default, all or any portion of the unpaid principal and accrued interest on all outstanding Notes may be declared to be immediately due and payable.

The fair value of the Initial Notes will generally increase as the Common Stock price increases and will generally decrease as the Common Stock price declines. Also, market interest rate changes affect the fair value of the Initial Notes but do not impact the Company’s financial position, cash flows or results of operations due to the fixed nature of the debt obligation. If Delayed Draw Notes are issued, the accounting treatment for those Notes will be substantially the same as that of the Initial Notes.

The Company accounted for the Initial Notes in accordance with ASC 470-20, Debt with Conversion and Other Options, ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. The Company evaluated the Initial Notes at inception to determine if there were any embedded components that qualify as derivatives to be separately accounted for. The Company’s Initial Notes are deemed to be a conventional convertible debt that may only be settled with common shares. Therefore, the Initial Notes are classified as debt, net of any discounts or issuance costs, on the Consolidated Balance Sheets.

Based on the fair value of our common stock of $11.14 per share (unaudited) on April 30, 2021, the if-converted value of the Notes exceeded the principal amount by approximately $19.2 million (unaudited). As of January 31, 2021 and April 30, 2021 (unaudited), the total estimated fair value of the Initial Notes was approximately $86.4 million and $101.5 million, respectively. The interest and market value changes affect the fair value of our convertible senior notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation. Generally, the fair value of the Initial Notes will increase as interest rates fall and decrease as interest rates rise. Additionally, we carry the convertible senior notes at face value less unamortized discount on our balance sheet, and we present the fair value for required disclosure purposes only. The Initial Notes, if not converted, mature in fiscal 2026.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Expense

The following table presents the components of interest expense incurred on the Notes for the years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(Unaudited)
Interest expense at coupon rate	$—	$5,390	$—	$1,963
Amortization of debt discounts and issuance costs	—	133	—	52

Total interest expense — Subordinated Secured Convertible Note	$—	$5,523	$—	$2,015

The debt discount is amortized to interest expense at an annual effective interest rate of 10.3% over the contractual terms of the Notes. Interest expense is included in Other expense, net on the consolidated condensed income statements of operations.

Credit Agreement

The Company maintains a credit agreement with Silicon Valley Bank (the “Credit Agreement”). Under the terms of the Credit Agreement, the Company can borrow up to $50.0 million on its revolving credit loan facility at the higher of prime interest rate plus 0.25% or federal funds effective rate plus 0.50% plus 0.25%. The Amended Credit Agreement, which expires on June 21, 2022, requires the Company to maintain certain monthly adjusted quick ratio and quarterly minimum consolidated adjusted earnings before income taxes, depreciation and amortization. At January 31, 2021 and April 30, 2021 (unaudited), the Company had no amounts outstanding under the Credit Agreement.

10.	Commitments and Contingencies

Leases

The Company leases certain office facilities under operating lease arrangements that expire on various dates through 2024. Under the terms of the leases, the Company is responsible for certain operating expenses, such as insurance, property taxes, and maintenance expenses. Rent expense for noncancelable operating leases with scheduled rent increases is recognized on a straight-line basis over the terms of the leases.

Deferred rent as of January 31, 2021 was $2.2 million, $1.3 million of which was recorded in Accrued expenses and other current liabilities and $0.9 million of which was recorded in Other liabilities, long-term in the consolidated balance sheets.

Deferred rent as of April 30, 2021 (unaudited) was $2.1 million, $1.3 million of which was recorded in Accrued expenses and other current liabilities and $0.8 million of which was recorded in Other liabilities, long-term in the consolidated balance sheets.

Rent expense under these operating leases was $6.4 million, $7.2 million, $1.8 million and $1.6 million in fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited), respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2021 and April 30, 2021 (unaudited), the Company had no capital leases. Future minimum lease payments under non-cancelable operating leases were as follows (in thousands):

January 31, 2021
2022	$7,979
2023	4,095
2024	2,888

Total	$14,962

As of April 30, 2021 (unaudited), there were no material changes to the Company’s future minimum payments related to operating leases.

Contractual Obligations and Commitments

The Company has noncancelable minimum guaranteed purchase commitments for data and hosting services as of January 31, 2021 as follows:

Fiscal year ended January 31,
2022	$17,859
2023	28,743
2024	62,792
2025	52,833
2026 and thereafter	51,500

Total	$213,727

The Company has noncancelable minimum guaranteed purchase commitments for data and hosting services as of April 30, 2021 (unaudited) as follows:

Fiscal year ended January 31,
2022 (Remainder)	$8,155
2023	3,245
2024	62,792
2025	52,833
2026 and thereafter	51,500

Total	$178,525

Legal Matters

From time to time, the Company, various subsidiaries, and certain current and former officers may be named as defendants in various lawsuits, claims, investigations and proceedings arising from the normal course of business. The Company may also become involved with contract issues and disputes with customers. With respect to litigation in general, based on the Company’s experience, management believes that the damages amounts claimed in a case are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of cases. The Company believes that it has valid defenses with respect to the legal matters pending against the Company and intends to vigorously contest each of them.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In management’s opinion, resolution of all current matters is not expected to have a material adverse impact on the Company’s consolidated results of operations, cash flows or financial position. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations for that period.

On September 7, 2017, a complaint was filed against the Company in the Circuit Court of the State of Oregon alleging breach of contract and violation of Uniform Trade Secrets Act, among other complaints. On September 5, 2018, the case was moved from a state court to a federal court based on the Company’s motion. The Company continues to vigorously defend this lawsuit and believes it has a meritorious defense to the matter. Opal seeks declarative and injunctive relief as well as damages, which Opal claims exceed $50 million. The Company denies all allegations and is vigorously contesting them. Trial in this matter is tentatively calendared for October 12, 2021, subject to the possibility of further postponement as Covid-related delays impact the court system. At this time the Company cannot predict the probability of outcome or estimate a range of possible loss.

11.	Stockholders’ Equity

Increase in Authorized Shares

During the year ended January 31, 2021, the Company amended its Certificate of Incorporation to increase the total number of shares of all classes of stock which the Company shall have authority to issue to 299,000,000 shares of Common Stock, $0.00003 par value per share and 122,309,253 shares of Preferred Stock, $0.00003 par value per share.

On February 16, 2021, the Company amended its Certificate of Incorporation whereby the total number of shares of all classes of stock that shall be issued is increased to 303,000,000 shares of Common Stock and 122,309,253 shares of preferred stock.

On March 10, 2021, the Company’s Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of shares of common stock reserved for issuance under the Sprinklr, Inc. 2011 Equity Incentive Plan by an additional 10,000,000.

Convertible Preferred Stock

On October 7, 2020, the Company closed on an agreement for a private placement and issuance of 10.8 million shares of its Series G-1 convertible preferred stock at a price per share of $9.25 and 9.1 million shares of its Series G-2 convertible preferred stock at a price per share of $11.00 for total gross proceeds of $200.0 million (collectively, Series G), before deducting placement agent fees, offering expenses and issued warrants. Compared to Series G-1, Series G-2 include, among other provisions, certain protective provisions not available to the holders of Series G-1.

The Company issued warrants allowing the holders of the Series G preferred stock to purchase up to 2.5 million shares of common stock for $10.00 per share, as discussed further below.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Additionally, in connection with the transaction, the investor purchased 9.7 million shares of common stock from certain officers and employees of the Company, in a secondary stock sale transaction. Refer to Note 12, Stock-based Compensation, for further discussion on the purchase of common stock from certain officers and employees of the Company.

The following table summarizes convertible preferred stock authorized, issued and outstanding, aggregate liquidation preference and the aggregate maximum participation amount as of January 31, 2021 and April 30, 2021 (unaudited):

Series	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference	Aggregate maximum participation amount
			(in thousands)
A	26,000,001	26,000,001	$5,170	$5,200	$—
B	28,928,898	28,928,898	14,888	15,000	15,000
C	11,441,559	11,441,559	17,468	17,500	17,500
D	13,465,443	13,465,443	39,943	40,000	40,000
D-2	5,557,644	5,557,644	30,000	30,000	39,000
E-1	4,347,942	4,276,602	22,303	25,817	25,817
E-2	975,114	947,341	3,659	7,768	7,768
F	11,690,933	10,383,066	105,074	105,250	105,250
G-1	10,810,810	10,810,810	95,876	100,000	100,000
G-2	9,090,909	9,090,909	95,876	100,000	100,000

	122,309,253	120,902,273	$430,257	$446,535	$450,335

The following table summarizes convertible preferred stock authorized, issued and outstanding, aggregate liquidation preference and the aggregate maximum participation amount as of January 31, 2020:

Series	Shares authorized	Shares issued and outstanding	Net proceeds	Aggregate liquidation preference	Aggregate maximum participation amount
			(in thousands)
A	26,000,001	26,000,001	$5,170	$5,200	$—
B	28,928,898	28,928,898	14,888	15,000	15,000
C	11,441,559	11,441,559	17,468	17,500	17,500
D	13,465,443	13,465,443	39,943	40,000	40,000
D-2	5,557,644	5,557,644	30,000	30,000	39,000
E-1	4,347,942	4,347,942	22,303	25,817	25,817
E-2	975,114	975,114	3,659	7,768	7,768
F	11,690,933	11,690,933	105,074	105,250	105,250

	102,407,534	102,407,534	$238,505	$246,535	$250,335

Conversion Rights

Each share of Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2 is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable conversion price. The original issue price per share and initial conversion price per share is $0.20 for Series A, $0.52 for Series B, $1.53 for Series C, $2.97 for Series D, $5.40 for Series D-2, $5.94 for

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series E-1, $7.97 for Series E-2, $9.00 for Series F, $9.25 for Series G-1 and $11.00 for Series G-2. Once converted the preferred stock is then retired and canceled and may not be reissued. The conversion price for each share of convertible preferred stock is subject to adjustment for certain recapitalizations, splits, combinations, common stock dividends, or similar events.

Each share of Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2 automatically converts into shares of common stock at the then-effective conversion rate upon the Company’s sale of its common stock in a firm commitment underwriting pursuant to a registration statement filed under the Securities Act of 1933, as amended, provided that the aggregate gross proceeds to the Company in the offering (before deduction of underwriting discounts and commissions) are not less than $20 million and with an equity market capitalization of the Company of at least $100 million on the first trading day; provided, however, that any conversion of Series D-2 also required that the public offering price per share be not less than $5.40 (each as adjusted to reflect any stock splits, stock dividends, combinations, subdivisions, recapitalization, or similar transactions). In addition, all shares of all series of convertible preferred stock automatically convert into shares of common stock upon a vote by the holders of at least a majority of the outstanding shares of preferred stock; provided, however, that such conversion shall not be effective with respect to (a) Series D without the consent of the holders of at least 60% of the outstanding shares of such series of stock, and (b) Series D-2 or Series E-2 without the consent of the holders of at least 60% of the outstanding shares of such series of Series D-2.

Voting Rights

Holders of the convertible preferred stock are entitled to vote on matters presented to the stockholders of the Company according to the number of votes equal to the number of whole shares of common stock into which the shares of such series of preferred stock held by the holder are convertible as of the record date for determining stockholders entitle to vote on such matters. The holders of the convertible preferred stock are entitled to elect two directors of the Company and the holders of common shares are entitled to elect two directors of the Company.

Liquidation Preferences

In the event of a liquidation or sale of the Company, either voluntary or involuntary, the holders of Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2 are entitled to receive, on a pari passu basis with each other series of convertible preferred stock, but prior and in preference to any distribution to the holders of common stock, $0.20, $0.52, $1.53, $2.97, $5.40, $5.94, $7.97, $9.00, $9.25 and $11.00 per share, respectively, plus declared but unpaid dividends on such shares. If the assets legally available are insufficient to satisfy the entire liquidation preference of all series of convertible preferred stock, the funds will be distributed ratably to the holders of Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2 in proportion to the full preferential amount that each holder would otherwise be entitled to receive. Any remaining assets beyond those needed to satisfy the liquidation preferences described above will be distributed pro rata among the holders of the Company common stock and Series B, Series C, up to the applicable maximum participation amount for holders of Sprinklr convertible preferred stock. The maximum per share participation amount was $1.56 for Series B and $3.06 for Series C, in each case subject to appropriate adjustment in the event of a stock split, stock dividend, combination, reclassification or a similar event.

Dividend Rights

No dividend may be declared or paid on the common stock unless any and all such dividends are distributed among all holders of common stock and the Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

convertible preferred stockholders in proportion to the number of shares of common stock that would be held by each holder if all shared of convertible preferred stock were converted to common stock, as adjusted for any stock splits, recapitalizations, stock dividends, or the like. Any dividends payable to the Series A, B, C, D, D-2, E-1, E-2, F, G-1 and G-2 convertible preferred stockholders are payable ratable, on a pari passu basis, in proportion to the number of shares of common stock that would be held by each holder if all shares of convertible preferred stock were converted to common stock. Such dividends are noncumulative and payable out of funds legally available if and when declared by the Company’s board of directors. No dividends have been declared to date.

Redemption Rights

The convertible preferred stock does not contain any fixed or determinable redemption features.

Common Stock Warrants

The Company issued warrants allowing the holders of both the Series G-1 and Series G-2 preferred stock to purchase up to 2.5 million shares of common stock for $10.00 per share. The warrants expire on October 7, 2025. The Company recognized the fair value of the warrants of $7.6 million as additional-paid-in capital using the Black-Scholes option pricing model and an equivalent discount that reduced the carrying value of the Series G-1 and Series G-2 preferred stock to $95.9 million and $95.9 million, respectively.

During 2012, the Company issued fully vested warrants to purchase 231,000 shares of common stock at an exercise price of $0.08 to SVB as part of a loan agreement. As of January 31, 2021 and April 30, 2021 (unaudited), 231,000 warrants were outstanding at an aggregate intrinsic value of $1.8 million and $2.6 million (unaudited), respectively.

Treasury Stock

In connection with the tender offer transaction described in Note 12, Stock-based Compensation, the Company purchased 755,000 shares of common stock from stockholders, which shares are held as treasury stock and carried at their cost basis of $5.9 million on our consolidated balance sheet.

12.	Stock-Based Compensation

On August 29, 2011 and as amended in February 2013, the Company’s board of directors adopted the Sprinklr, Inc. 2011 Equity Incentive Plan (the Plan). The Plan provides for the grant of incentive stock options, to the Company’s employees and any parent and subsidiary corporations’ employees, and for the grant of qualified and nonqualified stock options, restricted stock, restricted stock units and performance shares to the Company’s employees, directors, consultants and service providers and the Company’s subsidiary corporations’ employees, consultants and service providers.

The Company increased the number of shares reserved for issuance in connection with the Plan from 40.8 million to 44.8 million in February 2017 and to 48.8 million in May 2018. In March 2019, March 2020 and March 2021, the Company further increased the number of shares of its common stock reserved for issuance under the Plan by an additional 20.0 million, 15.0 million shares and 10.0 million shares, respectively.

Equity awards, which can include stock options, restricted stock units or restricted stock, typically vest over a four-year period, with 25% of the award vesting after one year from the vesting start date and the remaining grant vesting monthly thereafter. If an award expires or becomes unexercisable without having been exercised in full, it is forfeited and will become available for future grant or sale under the Plan.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Performance Share Units

On January 28, 2021, the Company granted 3,100,000 shares of performance stock units (“PSUs”) that vest over a five year period if certain performance conditions are met. Following an Initial Public Offering (“IPO”), the PSUs will vest on the date on which the volume weighted-average trading price of the Company’s publicly traded common stock has, for 45 consecutive trading days, equaled or exceeded pre-determined threshold prices ranging between $30 and $100, or upon a change in control of the Company. If the first threshold of $30 is not met, then no shares will vest. Each PSU is equal to and paid in one share of our common stock, but carries no voting or dividend rights. The number of shares actually issued will range from zero to 3,100,000 shares. As these awards are subject to the performance conditions that are triggered upon IPO or a change of control, no stock-based compensation expense will be recognized until such event occurs. If a qualifying liquidity event had occurred on January 31, 2021, stock-based compensation expense associated with these awards would have been de minimus.

To determine the fair value of the PSUs, the Company utilized a Monte Carlo simulation, a computational algorithm which allows us to model the impact of one or more, often uncertain, variables on the value of complex securities and evaluate many possible outcomes to forecast the stock price of the Company. As part of the valuation, the Company considered various scenarios related to the pricing, timing and probability of an IPO. The Company applied an annual equity volatility of 40.0%, a risk-free rate of 0.42%, fair value of common stock of $9.07 and an expected term of five years to arrive at a valuation of $3.5 million on the grant date.

Chief Executive Officer Stock Option Agreement

On March 18, 2019, the Company granted options to purchase 9,274,528 shares of common stock to its Chief Executive Officer. The grant is split into four tranches, each covering 2,318,632 shares of common stock. Tranche 1 vests over three years. Tranche 2, 3 and 4 are performance based, with tranche 2 vesting upon an Initial Public Offering (“IPO”) or change of control and tranches 3 and 4 vesting in the event of both i) an IPO or change of control and ii) the Company’s share price equaling or exceeding a certain value at or after the occurrence of an IPO or change of control. For the 6,955,896 awards that are subject to the performance conditions that are triggered upon IPO or a change of control, no stock-based compensation expense will be recognized until such event occurs. If a qualifying liquidity event had occurred on January 31, 2021, we would have recorded $5.6 million in additional stock-based compensation associated with these awards, and an additional $0.3 million associated with tranches 3 and 4 through the subsequent remaining requisite service period, or May 18, 2022.

To determine the fair value of our stock options that include market conditions (tranche 3 and 4), the Company utilized a Monte Carlo simulation, which allows for the modeling of complex securities and evaluate many possible outcomes to forecast the stock price of the Company post-IPO. As part of the valuation, the Company considered various scenarios related to the pricing, timing and probability of an IPO. The Company applied an annual equity volatility of 44%, a risk-free rate of 2.6%, fair value of the common stock of $4.25 and an expected term of ten years to arrive at a valuation of $1.7 million on the grant date.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Stock Option Activity

A summary of the Company’s stock option activity for the Plan for all periods presented is as follows:

	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)		(in years)	(in thousands)
Balance as of January 31, 2019	25,348	$2.15	6.7	$53,159
Granted(1)	21,170	4.27
Exercised	(1,317)	1.50
Options cancelled/forfeited	(1,449)	3.86

Balance as of January 31, 2020	43,752	$3.14	7.4	$57,194
Granted	14,203	6.45
Exercised	(9,422)	1.73
Options cancelled/forfeited	(2,078)	4.78

Balance as of January 31, 2021	46,455	$4.37	7.7	$218,450
Granted (unaudited)	8,523	10.98
Exercised (unaudited)	(5,692)	1.41
Options cancelled/forfeited (unaudited)	(976)	9.53

Balance as of April 30, 2021 (unaudited)	48,310	$5.78	8.3	$259,029

Exercisable as of January 31, 2021	15,756	$2.73	5.7	$99,938
Vested and expected to vest as of January 31, 2021	31,452	$3.98	7.2	$160,028
Exercisable as of April 30, 2021 (unaudited)	12,791	$3.70	7.0	95,160
Vested and expected to vest as of April 30, 2021 (unaudited)	30,767	$5.43	8.1	$175,584

(1)	Includes 9,274,528 shares of common stock granted under the Chief Executive officer Stock Option Agreement.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s share price of $4.45, $9.07 and $11.14 as of January 31, 2020 and 2021 and April 30, 2021 (unaudited), respectively, for options that were in-the-money as of that date.

The weighted-average grant date fair value of options granted and the total intrinsic value of options exercised during the periods presented were as follows:

	Year Ended January 31,		Three Months Ended
	2020	2021	April 30, 2021
			(Unaudited)
Weighted average grant date fair value of options granted	$2.09	$2.96	$5.36
Total intrinsic value of options exercised (in thousands)	$3,660	$51,952	$44,680

The total estimated grant date fair value of options vested in the years ended January 31, 2020 and 2021 and April 30, 2021 (unaudited) was $7.9 million, $14.9 million and, $5.3 million respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Determining Fair Value of Stock Options

The fair value of each option grant with service and performance conditions is estimated on the date of grant using the Black-Scholes option valuation model. The following assumptions were used to estimate the fair value of options granted to employees:

	Year Ended January 31,		Three Months Ended
	2020	2021	April 30, 2021
			(Unaudited)
Expected term (in years)	6.0	6.1	6.0
Risk-free interest rate	1.3% - 2.5%	0.3% - 0.8%	0.9% - 1.4%
Expected volatility	41.9% - 42.8%	42.3% - 45.5%	50.9% - 51.7%
Expected dividend rate	0%	0%	0%
Fair value of common stock	$4.25 - $4.45	$4.93 - $9.07	$10.96 - $11.14

The assumptions were based on the following for each of the periods presented:

Expected term — The expected term represents the period that the Company’s stock-based awards are expected to be outstanding. As all of the Company’s option grants are considered to be “plain vanilla,” the Company determined the expected term using the simplified method. The simplified method calculates the expected term as the average of the time-to-vesting and contractual terms of the stock-based award.

Risk-free interest rate — The risk-free interest rate is based on U.S. Treasury zero coupon issues with remaining terms similar to the expected term on the options.

Expected volatility — Since the Company has no trading history by which to determine the volatility of its own common stock price, the expected volatility being used is derived from the historical stock volatilities of a representative industry peer group of comparable publicly listed companies over a period approximately equal to the expected term of the options.

Expected dividend rate — The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Fair value of common stock — There is no public market for the Company’s common stock, as the Company is a private entity, its board of directors has determined the fair value of the common stock by considering a number of complex objective and subjective factors, including, but not limited to, having contemporaneous valuations of its common stock performed by an unrelated valuation specialist, arms-length sales of its common stock in privately negotiated transactions, valuations of comparable peer companies, sales of its convertible preferred stock to third parties, the Company’s stage of development and its operating and financial position, the lack of liquidity of its capital stock, and general and industry-specific economic outlook.

For financial reporting purposes, the Company applied a straight-line calculation using the contemporaneous third-party valuations of $7.68 per share as of December 1, 2020 and $10.96 per share as of March 10, 2021 to determine the fair value of our common stock granted on January 28, 2021. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the Company’s common stock on this interim date between valuations because management did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, the Company assessed the fair value of our common stock for awards granted on January 31, 2021 to be $9.07 per share.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Forfeiture Rate — The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All service-based stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

Restricted Stock Units

A summary of the Company’s restricted stock unit (“RSU”) activity was as follows:

	Number of restricted shares outstanding	Weighted Average Grant Date Fair Value
	(in thousands)
Balance as of January 31, 2019	450	$3.64
Released	(150)	3.64

Balance as of January 31, 2020	300	$3.64
Granted	300	9.07
Released	(150)	3.64

Balance as of January 31, 2021	450	$7.26
Released (unaudited)	—	—

Balance as of April 30, 2021 (Unaudited)	450	$7.26

On January 28, 2021, the Company granted 300,000 RSUs that have vesting conditions, including the completion of an IPO or change in control event, and the achievement of a service condition. The service condition is a time-based condition met over a period of five years, with 20% met after one year, and then equal quarterly installments over the succeeding four years. These awards are subject to the performance conditions that are triggered upon IPO or a change of control, therefore no stock-based compensation expense will be recognized until such event occurs. Upon completion of an IPO or change in control event, the Company will recognize approximately $2.7 million of stock-based compensation expense related to these RSUs over the remaining requisite service period, or January 27, 2026. If such an event had occurred on January 31, 2021, stock-based compensation expense associated with these awards would have been de minimus.

Deferred Stock Compensation Plan

In May 2020, the Company implemented a program which provides eligible employees the opportunity, through regular payroll deductions, to purchase shares of the Company’s common stock worth between 10% to 25% of the employee’s salary as elected by the participant, subject to certain caps set forth under the program. Employees may purchase shares of the Company’s common stock at the lower of the fair value of the common stock at the beginning or ending date of the purchase period, which commenced on June 1, 2020 and concludes on June 1, 2021. Receipt of common stock under this program is contingent on continued employment through June 1, 2021.

This share-settled obligation is expected to be recognized in May 2021, at which point the employees will be granted shares under this program. In determining the fair value of the put right to purchase under this program, the Company used the Monte-Carlo simulation and applied an annual equity volatility of

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

48.2%, a risk-free rate of 0.17%, fair value of the common stock of $4.93 and an expected term of one year to arrive at a valuation of $1.9 million for the put right, resulting in a grant date fair value of $5.86. The Company recognized $7.1 million of stock-based compensation expense related to shares issuable pursuant to this program. As of January 31, 2021 and April 30, 2021 (unaudited), the Company estimates that approximately 1.8 million shares will be granted in connection with this program based on the fair value of the common stock at the beginning of the purchase period.

Secondary Stock Sale

In October 2020, in connection with the sale of the Series G convertible preferred stock, the purchasers of the Series G convertible preferred stock facilitated a secondary stock sale to purchase 9,707,427 shares of common stock from certain eligible employees for $9.25 per share for an aggregate purchase price of $89.8 million. The Company recognized stock-based compensation expense of $16.3 million in connection with the sale, which represented the difference between the purchase price and the estimated fair value of the common stock on the date of the sale.

Tender Offer Transaction

In November 2020, the Company, the purchasers of the Series G convertible preferred stock and other existing investors commenced a tender offer to acquire 5,974,776 shares of convertible preferred stock and 3,303,891 shares of common stock from employees and from certain existing and former employees and other existing investors. In connection with the tender offer, we waived any rights of first refusal or other transfer restrictions applicable to such shares.

The shares were repurchased from the stockholders at a purchase price of $9.25 per share. As a result of this transaction, the Company recognized $0.6 million as deemed dividends as a reduction to stockholders’ deficit in relation to the excess of the selling price of convertible preferred stock paid to the existing investors over the original issuance price paid by investors of the shares tendered, and $5.2 million of share-based compensation expense for the difference between the price paid for shares held by our employees and former employee stockholders and the estimated fair market value on the date of the transaction.

Stock-Based Compensation Expense

Stock-based compensation expense included in operating results was allocated as follows (in thousands):

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(Unaudited)
Cost of subscription	$156	$2,012	$204	$378
Cost of professional services	357	1,658	138	284
Research and development	1,430	4,804	480	1,229
Sales and marketing	4,173	14,976	1,349	4,201
General and administrative	4,050	21,619	1,390	2,814

Total stock-based compensation	$10,166	$45,069	$3,561	$8,906

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(Unaudited)
Equity classified awards(1)	$10,166	$44,159	$3,395	$8,656
Other awards(2)	—	910	166	250

	$10,166	$45,069	$3,561	$8,906

(1)

Expense associated with equity-classified awards in the fiscal year ended January 31, 2021 includes $16.3 million recognized in connection with the secondary stock sale and $5.2 million recognized in connection with the tender offer transaction, both discussed further above.

(2)

Nonemployee grant recorded over five years, representing the same period and in the same manner as if the grantor had paid cash for the services instead of paying with or using the share-based payment award.

As of January 31, 2021 and April 30, 2021 (unaudited), total unrecognized compensation cost related to unvested awards not yet recognized under all equity compensation plans, adjusted for estimated forfeitures, was as follows:

	January 31, 2021		April 30, 2021 (Unaudited)
	Unrecognized expense	Weighted average expense recognition period	Unrecognized expense	Weighted average expense recognition period
	(in thousands)	(in years)	(in thousands)	(in years)
Stock options(1)	$38,601	2.7	$57,160	3.0
Performance share units	3,457	2.5	3,457	2.5
Restricted stock units	3,043	2.0	2,909	2.0
Deferred stock compensation plan	3,466	0.3	867	0.1

(1)	Includes $6.2 million of unrecognized compensation cost for tranches 2, 3 and 4 associated with shares granted under Chief Executive officer Stock Option Agreement.

As of April 30, 2021 (unaudited), we have not recorded any stock-based compensation related to our stock options, PSUs, or RSUs that vest upon the satisfaction of a performance condition because the performance condition is not probable of occurring until a qualifying liquidity event (qualified IPO or change of control) has occurred. If a qualifying liquidity event had occurred on April 30, 2021, we would have recorded approximately $6.5 million in additional stock-based compensation related to our stock options, PSUs and RSUs with a vesting condition contingent upon the satisfaction of a performance condition.

13.	Net Loss Per Share

The Company computes net loss per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss was not allocated to the Company’s participating securities.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is using the treasury stock and method, which consider the potential impacts of outstanding stock options, RSUs, warrants, and convertible preferred stock. Under these methods, the numerator and denominator of the net loss per share calculation are adjusted for these securities if the impact of doing so increases net loss per share.

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	Year ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(Unaudited)
Numerator:
Net loss	$(39,147)	$(41,184)	$(11,207)	$(14,697)
Net loss attributable to redeemable noncontrolling interests	27	—	—	—

Net loss attributable to Sprinklr	(39,120)	(41,184)	(11,207)	(14,697)
Deemed dividend in relation to tender offer	—	(600)	—	—

Net loss attributable to Sprinklr for basic net loss per share	$(39,120)	$(41,784)	$(11,207)	$(14,697)

Denominator:
Weighted-average shares outstanding (basic)	84,343	90,378	86,370	98,217
Dilutive effect of convertible preferred stock, stock options, convertible notes, restricted stock units and warrants	—	—	—	—

Weighted-average shares outstanding — diluted	84,343	90,378	86,370	98,217

Net income loss per common share, basic and diluted	$(0.46)	$(0.46)	$(0.13)	$(0.15)

Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows (in thousands):

	Year ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(Unaudited)
Convertible Preferred Stock	102,408	120,902	102,408	120,902
Options to purchase common stock	43,752	46,455	48,470	48,310
Convertible note	—	8,653	—	9,113
Performance share units	—	3,100	—	3,100
Deferred stock compensation plan	—	1,217	—	1,628
Restricted stock units	300	450	300	450
Warrants to purchase common stock	231	2,731	231	2,731

Total shares excluded from net loss per share	146,691	183,508	151,409	186,234

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There were 6,956,000 stock option awards associated with the Chief Executive Officer Stock Option Agreement excluded from our diluted net loss per share calculations for the years ended January 31, 2020 and 2021 and April 30, 2020 and 2021 (unaudited), respectively, as such awards were contingently issuable based on market or performance conditions, and such conditions has not been achieved during the period.

14.	Income Taxes

For the fiscal years ended January 31, 2020 and 2021

The domestic and foreign component of the loss before provision for income taxes was as follows (in thousands):

	Year Ended January 31,
	2020	2021
Domestic	$(42,827)	$(43,171)
Foreign	7,005	5,764

Total	$(35,822)	$(37,407)

The provision for income taxes consisted of the following (in thousands):

	Year Ended January 31,
	2020	2021
Current tax provision
Federal	$(11)	$—
State	38	102
Foreign	3,330	3,785

	3,357	3,887

Deferred tax expense (benefit)
Federal	$76	$85
State	(98)	99
Foreign	(10)	(294)

	(32)	(110)

Total provision for income taxes	$3,325	$3,777

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate was as follows:

	Year Ended January 31,
	2020	2021
U.S. federal statutory rate	21.0%	21.0%
Effect of:
State taxes, net of U.S. federal benefit	3.1	0.5
Foreign taxes in excess of the U.S. rate differential	(3.3)	(1.0)
Non-deductible expenses	(6.6)	(20.9)
Changes in valuation allowance	(22.3)	(16.8)

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended January 31,
	2020	2021
Excess tax benefits related to shared based compensation	2.3	10.0
Other	(3.5)	(2.7)

	(9.3)%	(10.1)%

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows (in thousands):

	January 31,
	2020	2021
Deferred tax assets:
Net operating loss carryforward	$75,305	$75,304
Accrued expenses	917	1,643
Accrued compensation	4	464
Depreciation and amortization	1,066	787
Allowance for doubtful accounts	608	601
Deferred revenue	395	7,430
Stock-based compensation	1,638	3,932
Other	1,451	540

Total deferred tax assets	$81,384	$90,701
Less valuation allowance	(70,290)	(76,005)

Deferred tax assets, net of valuation allowance	$11,094	$14,696

Deferred tax liabilities:
Depreciation and amortization	(1,954)	(2,496)
Capitalized commission costs	(9,101)	(12,095)
Other	(52)	(20)

Total deferred tax liabilities	$(11,107)	$(14,611)

Net deferred tax (liabilities) assets	$(13)	$85

At January 31, 2021, for U.S. federal income tax purposes, the Company had net operating loss carryforwards of approximately $271.6 million, which expire in fiscal 2031 through fiscal 2038 with the exception of losses generated fiscal 2020 that do not expire and may be carried forward indefinitely. For U.S. states income tax purposes, the Company had net operating loss carryforwards of approximately $214.5 million, which expire beginning in fiscal 2022 through fiscal 2041. For foreign income tax purposes, the Company had net operating loss carryforwards of approximately $14.6 million which expire beginning fiscal 2024.

Utilization of the Company’s net operating loss carryforwards may be subject to an annual limitation as a result of an ownership change, as defined under the provisions of Section 382 of the Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. Utilization of the Company’s foreign net operating loss carryforwards in the future will be dependent upon the local tax law and regulation.

The Company had a valuation allowance of $70.3 million and $76.0 million as of January 31, 2020 and 2021 respectively. The Company regularly evaluates the need for a valuation allowance against its deferred

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

tax assets by considering both positive and negative evidence related to whether it is more likely than not that our deferred tax assets will be realized. Based on the weight of the available evidence, which includes the Company’s historical operating losses, and lack of taxable income, the Company provided a full valuation allowance against the deferred tax assets for the U.S. and certain foreign entities.

The Company has not recorded deferred income taxes and withholding taxes with respect to the undistributed earnings of its foreign subsidiaries as such earnings are determined to be reinvested indefinitely. If those earnings were repatriated, in the form of dividends or otherwise, the Company could be subject to U.S. income taxes and withholding taxes to the various foreign countries. As of January 31, 2021, the Company had $31.7 million of earnings indefinitely reinvested outside of the U.S. Due to complexities in the laws of the foreign jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the amount of tax associated with such unremitted earnings.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law. The CARES Act provides numerous changes to income and non-income based tax laws, including temporary changes regarding the prior and future use of net operating losses, temporary changes to the prior and future limitations on interest deductions, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, the creation of certain temporary refundable employee retention credits, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company evaluated the provisions of the CARES Act and determined that there was no material tax impact on its consolidated financial statements at this time. The Company will continue to assess the implications of the CARES Act and its continuing developments and interpretations.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recorded an immaterial amount related to unrecognized tax benefits in fiscal 2020 and did not record additional amounts related to unrecognized tax benefits in fiscal 2021. The Company records interest and penalties related to unrecognized tax benefits within the Company’s provision for income taxes. The Company accrued an immaterial amount related to penalties and interest during fiscal 2020 and fiscal 2021.

The Company is subject to taxation in multiple jurisdictions in the United States and outside of the United States. The Company currently considers U.S. federal, Brazil, France, India, Japan, and the United Kingdom to be major tax jurisdictions. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. Tax years 2016 and forward remain open for examination for U.S. federal tax purposes and tax years 2017 and forward remain open for examination for the Company’s more significant state tax jurisdictions. To the extent utilized in future years’ tax returns, net operating loss carryforwards from tax year 2011 and onward will remain subject to examination until the respective tax year is closed. Generally, tax authorities outside of the United States may examine the Company’s tax returns five years from the date an income tax return is filed.

For the three months ended April 30, 2020 and 2021 (Unaudited)

The Company computes its year-to-date provision for income taxes by applying the estimated annual effective tax rate to year-to-date pretax income or loss and adjusts the provision for discrete tax items recorded in the period. During the three months ended April 30, 2020 and 2021 (unaudited), the Company recorded an income tax expense of $1.4 million and $1.8 million, respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s effective tax rate generally differs from the U.S. federal statutory tax rate primarily due to a full valuation allowance related to the Company’s U.S. deferred tax assets, partially offset by state taxes and the foreign tax rate differential on non-U.S. income.

The Company regularly evaluates the realizability of its deferred tax assets and establishes a valuation allowance if it is more likely than not that some or all the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence. As of April 30, 2021, the Company continues to maintain a full valuation allowance against the deferred tax assets for the U.S. and certain international entities.

15.	Geographic Information

The Company operates in one segment. The Company’s products and services are sold throughout the world. The Company’s chief operating decision maker (the “CODM”) is the chief executive officer. The CODM makes operating performance assessment and resource allocation decisions on a global basis. The CODM does not receive discrete financial information about asset allocation, expense allocation or profitability by product or geography.

The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use our cloud based software platform:

	Year Ended January 31,		Three Months Ended April 30,
	2020	2021	2020	2021
			(unaudited)
Americas	$216,712	$253,689	$61,903	$71,312
EMEA	82,773	100,057	23,152	30,565
Other	24,791	33,184	7,933	9,102

	$324,276	$386,930	$92,988	$110,979

The United States was the only country that represented more than 10% of the Company’s revenues in fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited), comprising of $204.2 million, $240.1 million, $58.5 million and $66.6 million, respectively.

Long-lived assets by geographical region are based on the location of the legal entity that owns the assets. As of January 31, 2020 and 2021 and April 30, 2021, long lived assets by geographic region were as follows:

	Year Ended January 31,		April 30,
	2020	2021	2021
			(unaudited)
Americas(1)	$5,002	$6,135	$6,738
EMEA	1,399	1,474	1,490
Other	900	1,402	1,514

	$7,301	$9,011	$9,742

(1)	Includes $4.9 million, $6.0 million and $6.7 million of fixed assets held in the United States at January 31, 2020 and 2021 and April 30, 2021 (unaudited), respectively.

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	Employee Benefit Plans

The Company provides benefit plans for its employees in the United States. The Sprinklr 401(k) Plan is available to all regular employees on the Company’s U.S. payroll on the first of the month following the employee’s one-month anniversary of employment. The Sprinklr 401(k) Plan is qualified under Section 401(k) of the Internal Revenue Code and provides employees with tax-deferred salary deductions, up to a maximum allowable limit, and alternative investment options. Employees may contribute up to 90% of their salary up to the statutory prescribed annual limit. The Company matches employee contributions to the Sprinklr 401(k) Plan up to an amount of $1,000 dependent on the Company achieving certain performance goals.

The Company’s defined contribution plan in the United Kingdom is available to all employees on the Company’s U.K. payroll in accordance with the U.K. government regulations. Under this plan, employees can defer a percentage of their paycheck to a tax-deferred account. The Company contributes as per the local statutory regulations, the amounts the Company contributed were immaterial during fiscal years ended January 31, 2020 and 2021 and the three months ended April 30, 2020 and 2021 (unaudited).

17.	Subsequent Events

The Company evaluated subsequent events through April 16, 2021, the date when the consolidated financial statements were issued:

Increase in Option Pool

On February 16, 2021, the Company amended its Certificate of Incorporation whereby the total number of shares of all classes of stock that shall be issued is increased to 303,000,000 shares of Common Stock and 122,309,253 shares of preferred stock.

On March 10, 2021, the Company’s Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of shares of common stock reserved for issuance under the Sprinklr, Inc. 2011 Equity Incentive Plan by an additional 10,000,000, subject to shareholder approval.

Subsequent Events (unaudited)

The Company has evaluated subsequent events through the date the interim financial statements as of and for the three months ended April 30, 2021 were available to be issued.

On May 28, 2021, our Board of Directors (the “Board”), subject to approval by our stockholders, approved the 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective on the date of the underwriting agreement related to the Company’s IPO. Shares subject to outstanding awards granted under the 2011 Equity Incentive Plan that expire or otherwise terminate or that are not issued or are otherwise reacquired by the Company under certain circumstances will also become available for re-issuance under the 2021 Plan. In addition, the 2021 Plan contains an automatic share increase feature (i.e., an “evergreen”) pursuant to which the 2021 Plan reserve will automatically increase on an annual basis, commencing on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to 5% of the total number of shares of Class A and Class B Common Stock outstanding on the last day of the preceding calendar year (or such lesser number as determined by the Board).

SPRINKLR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On May 28, 2021, our Board, subject to approval by our stockholders, adopted the 2021 Employee Stock Purchase Plan, or ESPP. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. In addition, the ESPP contains an automatic share increase feature (i.e., an “evergreen”) pursuant to which the ESPP share reserve will automatically increase on an annual basis, commencing on January 1, 2022 and ending on and including January 1, 2031 in an amount equal to 1% of the total number of shares of Class A and Class B Common Stock outstanding on the last day of the preceding calendar year up to a specified maximum (or such lesser number as determined by the Board).

On May 28, 2021, our Board of Directors, subject to approval by our stockholders, approved an amended and restated certificate of incorporation that will become effective immediately prior to the closing of the IPO. When effective, the authorized capital stock will consist of 2,000,000,000 shares of Class A common stock, 310,000,000 shares of Class B common stock, and 20,000,000 shares of convertible preferred stock. The Class A common stock will be entitled to one vote per share and the Class B common stock will be entitled to ten votes per share. For a description of the differences of the rights of the Class A and Class B common stock, see “Description of Capital Stock—Class A and Class B Common Stock” included elsewhere in this prospectus.

On May 20, 2021, we granted stock options to purchase up to 1,454,820 shares of common stock with a weighted-average exercise price of $12.88 per share. Based on the latest fair value per share available, we estimate we will recognize approximately $9.1 million of stock-based compensation expense, before the impact of estimated forfeitures, related to these stock options granted over the requisite service period of four years.

On June 9, 2021, we granted stock options to purchase up to 667,499 shares of common stock with a weighted-average exercise price of $14.02 per share. Based on the latest fair value per share available, we estimate we will recognize approximately $7.2 million of stock-based compensation expense, before the impact of estimated forfeitures, related to these stock options granted over the requisite service period of four years.

19,000,000 Shares

Class A Common Stock

Morgan Stanley	J.P. Morgan	Citigroup	Barclays	Wells Fargo Securities

JMP Securities	KeyBanc Capital Markets	Oppenheimer & Co.	Stifel	William Blair

Blaylock Van, LLC	C.L. King & Associates	Ramirez & Co., Inc.	Roberts & Ryan

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee	$45,604
FINRA filing fee	63,200
Exchange listing fee	150,000
Printing and engraving expenses	725,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,000,000
Custodian transfer agent and registrar fees	5,650
Miscellaneous	160,546

Total	$4,150,000

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Sprinklr, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Sprinklr, Inc. At present, there is no pending litigation or proceeding involving a director or officer of Sprinklr, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since March 1, 2018:

Convertible Preferred Stock Issuance

(1)

In October 2020, we issued and sold an aggregate of 10,810,810 shares of Series G-1 convertible preferred stock at $9.25 per share and 9,090,909 shares of Series G-2 convertible preferred stock to an accredited investor at $11.00 per share for an aggregate consideration of approximately $200.0 million.

Senior Subordinated Secured Convertible Notes Issuance

(1)

On May 20, 2020, we issued senior subordinated convertible notes for an aggregate principal amount of $75 million, with an initial maturity date of May 20, 2025 (the “Initial Notes”). We had the ability to issue additional senior subordinated convertible notes for an aggregate principal amount of $75 million until May 20, 2021 (“Delayed Draw Notes”; the Initial Notes, together with the Delayed Draw Notes, hereinafter the “Notes”). The Company did not issue the Delayed Draw Notes. The Initial Notes were issued for face amount net of a closing fee of 1.05% on the entire $150 million commitment for all Notes (corresponding to an original issue discount of 2.1% on the Initial Notes) and carry a fixed rate of 9.875% per annum. The interest is to be paid in kind by increasing the principal amount of the Initial Notes. The Notes are convertible into our common stock at a specified price at the option of the holder and automatically convert into the number of our common shares upon consummation of a qualified initial public offering or upon a change in control. As of April 30, 2021, the principal balance outstanding under the Notes was $82.4 million.

Common Stock Issuances

(1)

On August 1, 2019, we entered into an agreement to purchase the remaining noncontrolling interests of Sprinklr Japan KK in exchange for 1,352,385 shares of common stock. The fair value of the noncontrolling interest redeemed was $7.2 million.

Option, RSU and PSU Issuances

(1)

From March 1, 2018 through the date of this registration statement, we have granted under our 2011 Plan options to purchase an aggregate of 54,222,404 shares of our common stock to a total of 3,204 employees, consultants and directors, having exercise prices ranging from $3.99 to $14.02 per share. 20,327,639 of the options granted under the 2011 Plan have been exercised at a weighted average exercise price of $1.72 per share.

(2)

From March 1, 2018 through the date of this registration statement, we have granted an aggregate of 300,000 restricted stock units to employees and directors to be settled in shares of Class B common stock under our 2011 Plan. Of these, none have been canceled prior to settlement.

(3)

From March 1, 2018 through the date of this registration statement, we have granted an aggregate of 3,175,000 performance stock units to employees and directors to be settled in shares of Class B common stock under our 2011 Plan. Of these, none have been canceled prior to settlement.

Warrant Issuances

(1)	In October 2020, we issued warrants allowing the holders of the Series G convertible preferred stock to purchase up to 2,500,000 shares of common stock at an exercise price of $10.00 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.

3.1*	Eighth Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of the offering.

3.3*	Amended and Restated Bylaws of Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of the offering.

4.1	Form of Class A Common Stock Certificate.

5.1	Opinion of Cooley LLP.

10.1*	Seventh Amended and Restated Investors’ Rights Agreement, dated October 7, 2020.

10.2+*	Severance and Change in Control Plan.

10.3+*	2011 Equity Incentive Plan, as amended.

10.4+*	Forms of Grant Notice and Exercise Notices under the 2011 Equity Incentive Plan.

10.5+	2021 Equity Incentive Plan.

10.6+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2021 Equity Incentive Plan.

10.7+	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the 2021 Equity Incentive Plan.

10.8+	2021 Employee Stock Purchase Plan.

10.9+*	Form of Indemnity Agreement entered into by and between Registrant and each director and executive officer.

10.10+	Amended and Restated Employment Agreement, by and between the Registrant and Ragy Thomas, dated June 11, 2021.

Exhibit Number	Description

10.11+*	Employment Agreement, by and between the Registrant and Vivek Kundra, dated April 27, 2018, and as amended on August 28, 2019.

10.12+	Amended and Restated Employment Agreement, by and between the Registrant and Christopher Lynch, dated June 11, 2021.

10.13+*	Employment Agreement, by and between the Registrant and Pavitar Singth, dated September 20, 2018, and as amended on August 28, 2019.

10.14+*	Employment Agreement, by and between the Registrant and Luca Lazzaron, dated September 29, 2017, and as amended on August 28, 2019.

10.15+*	Employment Agreement, by and between the Registrant and Daniel Haley, dated August 22, 2019.

10.16+	Employment Agreement, by and between the Registrant and Diane Adams, dated January 25, 2018, and as amended on August 28, 2019.

10.17+	Employment Agreement, by and between the Registrant and Wilson “Grad” Conn, dated March 24, 2018, and as amended on August 28, 2019.

10.18+*	Variable Compensation Plan, dated October 19, 2020.

10.19+*	Non-Employee Director Compensation Policy.

10.20*	Credit Agreement, by and between the Registrant, the Lenders party thereto and Silicon Valley Bank (as Issuing Lender, as Swingline Lender and as Administrative Agent), dated May 22, 2018.

10.21*	First Amendment to Credit Agreement, by and between the Registrant, the Lenders party thereto and Silicon Valley Bank (as Issuing Lender, as Swingline Lender and as Administrative Agent), dated February 14, 2019.

10.22*	Second Amendment to Credit Agreement, by and between the Registrant, the Lenders party thereto and Silicon Valley Bank (as Issuing Lender, as Swingline Lender and as Administrative Agent), dated May 24, 2019.

10.23*	Third Amendment to Credit Agreement, by and between the Registrant, the Lenders party thereto and Silicon Valley Bank (as Issuing Lender, as Swingline Lender and as Administrative Agent), dated June 26, 2019.

10.24*	Waiver and Fourth Amendment to Credit Agreement, by and between the Registrant, the Lenders party thereto and Silicon Valley Bank (as Issuing Lender, as Swingline Lender and as Administrative Agent), dated March 13, 2020.

10.25*	Letter Agreement, by and between the Registrant and H&F Splash Holdings IX, L.P., dated October 7, 2020.

21.1*	List of Subsidiaries of Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2	Consent of Cooley LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page to this registration statement).

*	Previously filed.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on June 14, 2021.

SPRINKLR, INC.

By:	/s/ Ragy Thomas
Name:	Ragy Thomas
Title:	Founder, Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ragy Thomas	Founder, Chairman and Chief Executive Officer	June 14, 2021
Ragy Thomas	(Principal Executive Officer)

/s/ Christopher Lynch	Chief Financial Officer	June 14, 2021
Christopher Lynch	(Principal Financial and Accounting Officer)

*	Director	June 14, 2021
Neeraj Agrawal

*	Director	June 14, 2021
John Chambers

*	Vice Chairman, Chief Evangelist and Director	June 14, 2021
Carlos Dominguez

*	Director	June 14, 2021
Edwin Gillis

*	Director	June 14, 2021
Matthew Jacobson

*	Director	June 14, 2021
Yvette Kanouff

*	Director	June 14, 2021
Tarim Wasim

*By:	/s/ Christopher Lynch
Attorney-in-Fact